Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED
2007 JUL 30 A 9:09

23 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

SUPPL

07025599

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968
- Circular to Shareholders In Relation To:-
(I) Proposed Disposal Of The Entire Businesses And Undertakings Including All Assets And Liabilities Of Sime Darby Berhad ("Sime Darby") To Synergy Drive Bhd ("Synergy Drive");
(II) Proposed Capital Repayment To The Shareholders Of Sime Darby Of Series A Redeemable Convertible Preference Shares ("RCPS A") (Or Such Consideration As May Be Derived From The RCPS A) Received Or Receivable Under (I) On The Basis Of Approximately 1.23 RCPS A For Each Sime Darby Share; And
(III) Proposed Issuance Of New Ordinary Shares Of RM0.50 Each In Sime Darby To Synergy Drive
(Collectively the "Proposals")

We are pleased to enclose a copy of the Circular to Shareholders dated 23 July 2007 in relation to the above Proposals for your attention.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
AUG 01 2007
THOMSON FINANCIAL

Copy. Ms Violet Pagan (without enclosures)
The Bank of New York

7/31

lmp/synergydrive/invite

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

Bursa Malaysia Securities Berhad takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from, or due to your reliance upon, the whole or any part of the contents of this Circular.

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia under the Companies Act, 1965)

PROPOSED MERGER OF SIME DARBY BERHAD, GOLDEN HOPE PLANTATIONS BERHAD AND KUMPULAN GUTHRIE BERHAD GROUPS OF COMPANIES

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

PART A

(I) **PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY BERHAD ("SIME DARBY") TO SYNERGY DRIVE BHD ("SYNERGY DRIVE");**

(II) **PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY OF SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES ("RCPS A") (OR SUCH CONSIDERATION AS MAY BE DERIVED FROM THE RCPS A) RECEIVED OR RECEIVABLE UNDER (I) ON THE BASIS OF APPROXIMATELY 1.23 RCPS A FOR EACH ORDINARY SHARE OF RM0.50 EACH IN SIME DARBY ("SIME DARBY SHARE"); AND**

(III) **PROPOSED ISSUANCE OF NEW SIME DARBY SHARES TO SYNERGY DRIVE**

PART B

REPORT FROM AMINVESTMENT BANK BERHAD
(FORMERLY KNOWN AS AMMERCHANT BANK BERHAD)

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

Prepared by

CIMB

CIMB Investment Bank Berhad (18417-M)
(formerly known as Commerce International Merchant Bankers Berhad)
(A Participating Organisation of Bursa Malaysia Securities Berhad)

Advised by

AmInvestment Bank Berhad
(formerly known as AmMerchant Bank Berhad)
(Company No. 23742-V)

A member of

AmInvestment Bank
Group

The Notice of Extraordinary General Meeting ("**EGM**") and the Form of Proxy are set out in this Circular. Our EGM will be held as follows:

Date and time of EGM	:	Friday, 17 August 2007 at 3.30 p.m. or at any adjournment
Venue of EGM	:	Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia
Last date and time for lodging the Form of Proxy	:	Wednesday, 15 August 2007 at 3.30 p.m.

This Circular is dated 23 July 2007

DEFINITIONS

Except where the context otherwise requires, the following definitions shall be applied throughout this Circular:

Act	:	The Companies Act, 1965, as amended from time to time and any re-enactment thereof
AmInvestment Bank	:	AmInvestment Bank Berhad *(formerly known as AmMerchant Bank Berhad)* (23742-V) (a member of AmInvestment Bank Group)
Assets	:	All the assets of the relevant Participating Company comprising all cash and short-term funds, deposits and placements with financial institutions, investment securities being money market instruments, quoted and unquoted securities including government, corporate and other bonds and shares including all shares of its subsidiaries and associate companies, loans and advances, any accrued interest on the abovesaid assets that has not yet been received as at the completion date of the relevant Proposed Disposal and, in relation to deposit accounts, interest that has accrued but remains unposted as at the said completion date, outstanding purchase contracts, other assets by way of debtors, all fixed assets including lands (if any) and those other fixed assets including assets utilised for the operation, administration or management of the relevant Participating Company Business by way of office furniture, fittings, equipment and renovations, data processing equipment, electrical and security equipment, motor vehicles, buildings-in-progress, including all intellectual property rights, if any, of the relevant Participating Company in Malaysia and other countries, including, without limitation, the rights to computer software owned by the relevant Participating Company and used in or for the purposes of the relevant Participating Company Business and all records so owned and used and any other assets not specifically set out above, including any claims, demands, judgments, awards or legal proceedings by or obtained by the relevant Participating Company against any person, body or corporation in Malaysia or any other country
BNM	:	Bank Negara Malaysia
Board	:	Board of Directors
Bursa Securities	:	Bursa Malaysia Securities Berhad (635998-W)
Bursa Securities LR	:	Listing Requirements of Bursa Securities
CIMB	:	CIMB Investment Bank Berhad *(formerly known as Commerce International Merchant Bankers Berhad)* (18417-M)
Court	:	High Court of Malaya
CPO	:	Crude palm oil
Disposal Consideration	:	Our Company's disposal consideration with respect to the Proposed Disposal, being RM6.46 per Sime Darby Share multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion of the Proposed Disposal
Distributions	:	Dividends or distributions of any nature to shareholders/stockholders

DEFINITIONS *(cont'd)*

EBIT	:	Earnings before interest and taxation
EFB	:	Empty fruit bunches
EGM	:	Extraordinary General Meeting
EPF	:	Employees' Provident Fund Board
EPS	:	Earnings per share/stock
ESOS	:	Employees' share or share option scheme
FFB	:	Fresh fruit bunches
FIC	:	Foreign Investment Committee
GDV	:	Gross development value
GHope	:	Golden Hope Plantations Berhad (29992-U)
GHope Group	:	GHope and its subsidiaries, collectively
GHope Shares	:	Ordinary shares of RM1.00 each in GHope
GRopel	:	Guthrie Ropel Berhad (6710-T)
GRopel Group	:	GRopel and its subsidiaries, collectively
GRopel Shares	:	Ordinary shares of RM1.00 each in GRopel
Ha	:	Hectare
HLB	:	Highlands & Lowlands Berhad (24817-H)
HLB Group	:	HLB and its subsidiaries, collectively
HLB Shares	:	Ordinary shares of RM0.50 each in HLB
IOI	:	IOI Corporation Berhad (9027-W)
KER	:	Kernel extraction rate
KGB	:	Kumpulan Guthrie Berhad (4001-P)
KGB Group	:	KGB and its subsidiaries, collectively
KGB Shares	:	Ordinary shares of RM1.00 each in KGB
KLK	:	Kuala Lumpur Kepong Berhad (15043-V)
km	:	Kilometre

Liabilities	:	All debts and liabilities of the relevant Participating Company (whether in Malaysia or other countries), including, but not limited to subordinated obligations, outstanding sales contracts, any tax, present, future or contingent (including clawbacks) payable, off balance sheet items which have not crystallised or which may, in future, give rise to an indebtedness and other liabilities (present, future or contingent) not specifically set out above, including any claims, demands, rights of set-off or legal proceedings by any person against the relevant Participating Company in Malaysia or any other country, any amounts due to trade or other creditors and accrued charges relating thereto provided always such liabilities arise from the relevant Participating Company Business or in connection with the sale of the relevant Participating Company Business
LPD	:	15 June 2007, being the latest practicable date prior to the printing of this Circular
Major Shareholder/ Major Stockholder	:	A person who has interest or interests in one or more voting shares/stocks in a company and the nominal amount of that share/stock, or the aggregate of the nominal amounts of those shares/stocks is: (i) Equal to or more than 10% of the aggregate of the nominal amounts of all the voting shares/stocks in the company; or (ii) Equal to or more than 5% of the aggregate of the nominal amounts of all the voting shares/stocks in the company where such person is the largest shareholder/stockholder of the company. For the purpose of this definition, "interest in shares" shall have the meaning given in Section 6A of the Act
Mentakab	:	Mentakab Rubber Company (Malaya) Berhad (3325-W)
Mentakab Stocks	:	Stock units of RM1.00 each in Mentakab
MIC	:	Merger Integration Committee
MITI	:	Ministry of International Trade and Industry
MPOB	:	Malaysian Palm Oil Board
MT	:	Metric tonnes
Negara	:	Negara Properties (M) Berhad (3432-P)
Negara MGO	:	Mandatory take-over offer to be undertaken by Synergy Drive upon the sale of business agreement with GHope becoming unconditional, for all the Negara Shares not held by GHope pursuant to the provisions of the Malaysian Code on Take-Overs and Mergers, 1998. The offer price of the Negara Shares pursuant to the Negara MGO, shall be the value attributed to the Negara Shares held by GHope, being RM2.29 per Negara Share
Negara Shares	:	Ordinary shares of RM1.00 each in Negara

OER	:	Oil extraction rate
Participating Company	:	Any of the following companies: GHope, Mentakab, KGB, GRopel, HLB, Sime Darby, Sime Engineering and Sime UEP and "**Participating Companies**" shall refer to the aforesaid companies collectively
Participating Company Business	:	Entire businesses and undertakings of the relevant Participating Company as at 27 November 2006, as carried on in Malaysia and elsewhere by the relevant Participating Company and shall include the Assets and the Liabilities and any business incidental thereto
PAT	:	Profit after taxation
PATAMI	:	Profit after taxation and minority interests
PBT	:	Profit before taxation
Permitted Dividend	:	Permitted dividend as set out in Section 2.1(i) of the main letter of this Circular
PK	:	Palm kernel
PNB	:	Permodalan Nasional Berhad (38218-X)
PNB and the unit trust funds	:	PNB and the unit trust funds managed by PNB and companies related to PNB
Proposals	:	Proposed Disposal, Proposed Capital Repayment and Proposed Share Issue, collectively
Proposed Capital Repayment	:	Proposed capital repayment to be carried out by our Company to return all the RCPS A (or such consideration as may be derived from the RCPS A) received or receivable from Synergy Drive representing the Disposal Consideration to our shareholders, including an increase in authorised share capital, bonus issue and capital reduction which will be carried out to facilitate the proposed capital repayment
Proposed Disposal	:	Proposed disposal of the entire businesses and undertakings including the Assets and Liabilities of our Company to Synergy Drive at the Disposal Consideration, which will be satisfied by the issuance of RCPS A or such consideration as may be derived from the RCPS A
Proposed Merger	:	Proposed merger of all the Participating Companies pursuant to their respective sale of business agreements
Proposed Share Issue	:	Proposed issue by our Company of 2 new Sime Darby Shares or such number of new Sime Darby Shares to Synergy Drive at par value in order for Synergy Drive to maintain not less than 90% shareholding in our Company
RCPS A	:	Series A redeemable convertible preference shares to be issued by Synergy Drive having the terms set out in Appendix II

RCPS B	:	Series B redeemable convertible preference shares of Synergy Drive held by CIMB Private Equity Sdn Bhd and having the terms set out in Appendix I(A)
RSPO	:	Roundtable on Sustainable Palm Oil
Sale of Business Agreement	:	Sale of business agreement entered into between Synergy Drive and our Company on 24 January 2007 for the Proposed Disposal
SC	:	Securities Commission
Sime Darby or Company	:	Sime Darby Berhad (41759-M)
Sime Darby Group or Group	:	Sime Darby and its subsidiaries, collectively
Sime Darby Shares or Shares	:	Ordinary shares of RM0.50 each in Sime Darby
Sime Engineering	:	Sime Engineering Services Berhad (582750-H)
Sime Engineering Group	:	Sime Engineering and its subsidiaries, collectively
Sime Engineering Shares	:	Ordinary shares of RM0.50 each in Sime Engineering
Sime UEP	:	Sime UEP Properties Berhad (5835-W)
Sime UEP Group	:	Sime UEP and its subsidiaries, collectively
Sime UEP Shares	:	Ordinary shares of RM1.00 each in Sime UEP
Simultaneous Offers	:	Simultaneous offers to the Participating Companies by Synergy Drive to acquire the Participating Company Business
Synergy Drive	:	Synergy Drive Bhd (752404-U)
Synergy Drive Shares	:	Ordinary shares of RM0.50 each in Synergy Drive
Tier 1 Participating Company	:	Any of the following companies: GHope, KGB and Sime Darby and **"Tier 1 Participating Companies"** shall refer to the aforesaid companies collectively
Tier 2 Participating Company	:	Any of the following companies: Mentakab, GRopel, HLB, Sime Engineering and Sime UEP and **"Tier 2 Participating Companies"** shall refer to the aforesaid companies collectively
RM and sen	:	Ringgit Malaysia and sen respectively
SGD	:	Singapore Dollar
USD	:	United States Dollar

All references to "**our Company**" or "**Sime Darby**" in this Circular are to Sime Darby Berhad, references to "**our Group**" or "**Sime Darby Group**" are to our Company and our consolidated subsidiaries. References to "**we**", "**us**", "**our**" and "**ourselves**" are to our Company, and where the context requires, our consolidated subsidiaries.

All references to "**you**" in this Circular are to shareholders of our Company.

Words denoting the singular shall include the plural and vice versa, and words denoting the masculine gender shall, where applicable, include the feminine and/or neuter genders, and vice versa. References to persons shall include corporations.

Any reference to time of day in this Circular is a reference to Malaysian time, unless otherwise stated.

This Circular includes forward-looking statements. All statements other than statements of historical facts in this Circular, including, without limitation, those regarding the future business strategies and future plans of the enlarged Synergy Drive group, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the future business strategies and the environment in which the enlarged Synergy Drive group will operate in the future. Such forward-looking statements reflect Synergy Drive's current view with respect to future events and are not a guarantee of future performance. Forward-looking statements can be identified by the use of forward-looking terminology such as the words "**may**", "**will**", "**would**", "**could**", "**believe**", "**expect**", "**anticipate**", "**intend**", "**estimate**", "**aim**", "**plan**", "**forecast**" or similar expressions and include all statements that are not historical facts.

The actual results may differ materially from information contained in such forward-looking statements as a result of a number of factors beyond Synergy Drive's or our control, including, without limitation:

(i) the economic, political and investment environment in Malaysia and globally; and

(ii) government policy, legislation or regulation.

We cannot give any assurance that the forward-looking statements made in this Circular will be realised. Such forward-looking statements are made only as at the date of this Circular. We expressly disclaim any obligation or undertaking to release publicly any update or revision to any forward-looking statement contained in this Circular to reflect any change in the expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

PAGE

CONTENTS

APPENDICES

CD-ROM ENCLOSING

ANNUAL REPORTS FOR YEAR 2006 OF:

(A) GHOPE

(B) MENTAKAB

(C) NEGARA

(D) KGB

(E) GROPEL

(F) HLB

(G) SIME DARBY

(H) SIME ENGINEERING

(I) SIME UEP

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

MERGER STRUCTURE

The Proposed Merger entails the merger of our Group with GHope Group and KGB Group to form the enlarged Synergy Drive group. Synergy Drive is a special purpose company set up to facilitate the Proposed Merger.


Enlarged Synergy Drive group
Golden Hope
GHope
Mentakab
KGB
GRopel
HLB
Sime Darby
Sime Darby Berhad
Sime Darby
Sime UEP
Sime Engineering
Participating Companies
SYNERGY DRIVE

Under the Proposed Merger, Synergy Drive acquires the entire businesses and undertakings (including Assets and Liabilities) of the Participating Companies. After the Proposed Merger, the enlarged Synergy Drive group will have 5 core businesses as follows:

SYNERGY DRIVE

PLANTATIONS	PROPERTY	AUTOMOTIVE	HEAVY EQUIPMENT	ENERGY AND UTILITIES
World's largest listed palm oil originator with selective mid/downstream participation	Largest property developer in Malaysia in terms of landbank	Established dealer and/or distributor for automotive marques in the Asia Pacific region	Established dealer for heavy equipment in the Asia Pacific region	Established player in oil & gas platform fabrication in Malaysia and player in energy and utilities

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

OUR PROPOSALS

By approving our Proposals, you will be able to participate in the Proposed Merger. Our Proposals involve the following:

Step 1	**Proposed Disposal** We will dispose of our entire business to Synergy Drive for a total consideration of up to RM16,324.6 million, equivalent to 3,109.4 million RCPS A.
Step 2	**Proposed Capital Repayment** To allow you the opportunity to hold Synergy Drive Shares directly, we propose to return the RCPS A (or such consideration as may be derived from the RCPS A) to you by way of a capital repayment. You will have the option to convert the RCPS A received or receivable into Synergy Drive Shares or receive cash for the RCPS A received or receivable when Synergy Drive redeems the RCPS A.
Step 3	**Proposed Share Issue** We propose to issue our Shares to Synergy Drive so that we will be a subsidiary of Synergy Drive upon completion of the Proposals.

We will be seeking your approval for the Proposals at the forthcoming EGM.

Our subsidiaries, Sime Engineering and Sime UEP will also be seeking the approval of their respective shareholders in respect of proposals similar to our Proposals.

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

A diagrammatical illustration of the Proposed Merger is set out below.

Before the Proposed Merger (as at 30 June 2007)



Tier 1
Tier 2
(Other than Negara)
GHope
KGB
Sime Darby
Synergy Drive
60.7%*
62.3%*
57.9%
54.5%
70.0%
51.2%
Mentakab
Negara
GRopel
HLB
Sime Engineering
Sime UEP
Assets and Liabilities
Offers to acquire

After the Proposed Merger



Synergy Drive
**63% - 100%
Negara
Assets and Liabilities of:
GHope;
Mentakab;
KGB;
GRopel;
HLB;
Sime Darby;
Sime Engineering; and
Sima UEP
Participating Companies as subsidiaries:
GHope;
Mentakab;
KGB;
GRopel;
HLB;
Sime Darby;
Sime Engineering; and
Sime UEP

Notes:

* *Including direct and indirect interest*

** *Depending on the acceptance level of the Negara MGO*

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

CONSIDERATION: WHAT YOU CAN RECEIVE

Under the Proposed Merger, we will merge with the other Participating Companies at a price offered by Synergy Drive of **RM6.46** for each of our Shares. The offer price of RM6.46 represents a premium of 5% over the closing market price of our Shares on 22 November 2006 of RM6.15. Accordingly, the disposal consideration for our business is up to RM16,324.6 million, receivable in the form of up to 3,109.4 million RCPS A (*or such consideration as may be derived from the RCPS A*).

These RCPS A (or such consideration as may be derived from the RCPS A) will be returned to you under the Proposed Capital Repayment. You may choose to convert the RCPS A received or receivable into Synergy Drive Shares or allow Synergy Drive to redeem the RCPS A received or receivable for cash at RM5.25 for each RCPS A.

AT YOUR OPTION, YOU CAN RECEIVE A CASH AMOUNT OF RM6.46 OR APPROXIMATELY 1.23 SYNERGY DRIVE SHARES FOR EACH SIME DARBY SHARE.

For example, if you hold 100 Sime Darby Shares as at the books closing date to determine entitlement under the Proposed Capital Repayment (*i.e. without any adjustment for the bonus issue*), *you will receive* approximately 123 RCPS A (or such consideration as may be derived from the RCPS A). Thereafter, a notice for you to elect to receive Synergy Drive Shares upon conversion of the RCPS A relating to your shareholding in our Company ("**Election Notice**") and an accompanying offering document will be sent to you so that you can choose to convert the RCPS A received or receivable by you into 123 Synergy Drive Shares, if you wish to do so, since each RCPS A carries the right to be converted into 1 Synergy Drive Share. At the end of the timeframe specified in the Election Notice, if Synergy Drive does not receive your request for the conversion under the Election Notice, Synergy Drive will pay you cash of approximately RM646 for the 100 Sime Darby Shares that you hold.

Our Share price has increased by 60.2% from the last traded price of our Share before the Proposals were announced on 27 November 2006. Our Share price as at the LPD is at a 52.5% premium to the price at which Synergy Drive offered to merge our Company with the other Participating Companies.


RM
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
RM6.15
RM6.46
RM9.85
5.0%
60.2%
52.5%
Last trading price before offer date
Offer price
LPD

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

THE BASIS TO DETERMINE THE DISPOSAL CONSIDERATION IS AIMED AT MAINTAINING THE RELATIVE MARKET VALUE OF SIME DARBY AND THE OTHER PARTICIPATING COMPANIES.

The basis of determining the Disposal Consideration for our business is consistent with the other Participating Companies. Accordingly, we will be merging based on the relative values of our Shares and the Participating Companies' shares as traded on Bursa Securities. The total consideration for the Proposed Merger is equivalent to the price offered by Synergy Drive multiplied by the total outstanding ordinary shares/stocks of each Participating Company as at completion of the Proposed Disposal.

On this basis, our shareholders will collectively own approximately 51.0% in the enlarged Synergy Drive group, assuming full exercise of outstanding ESOS options in the Participating Companies, full conversion of all the RCPS A and RCPS B into Synergy Drive Shares and the consideration for the Negara MGO is satisfied entirely by Synergy Drive Shares. On a similar basis, based on the Record of Depositors of the respective Participating Companies as at 30 June 2007, PNB and the unit trust funds will emerge as the single largest shareholder, with collective interest of approximately 49.8% in the enlarged Synergy Drive group.

Shareholdings of GHope, KGB and Sime Darby's shareholders in the enlarged Synergy Drive group


Others*
9.4%
GHope
shareholders
25.8%
KGB
shareholders
13.8%
Sime Darby
shareholders
51.0%

Note:

* *Comprising minority shareholders of Tier 2 Participating Companies, RCPS B holder and minority shareholders of Negara.*

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

RATIONALE: WHY MERGE?

CREATION OF A MULTINATIONAL COMPANY WITH BUSINESSES IN KEY COMPLEMENTARY GROWTH SECTORS, ESTABLISHED MARKET POSITIONS, STRONG BRANDS AND VAST EXPERIENCE

- **Derive cost and revenue synergies and economies of scale**
- **Pooling of industry experience and management talent**
- **Established positions in key growth sectors and within industries with varied market cycles and business lifecycles**

- **SYNERGY DRIVE WILL BE THE WORLD'S LARGEST LISTED OIL PALM COMPANY BY CPO PRODUCTION**

  Presently, palm oil origination (plantation and palm oil extraction) is the most profitable part of the palm oil value chain. Synergy Drive's significant presence in the upstream palm oil activities upon completion of the Proposed Merger provides an opportunity for the enlarged Synergy Drive group to be a strong counter-weight to the growing power of traders and other large plantations players. The profitability of the upstream portion of the value chain will allow Synergy Drive to be able to participate selectively in the palm oil value chain.

FFB Production


MT
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
3,295,976
4,481,119
1,624,097
9,401,192
2,422,487
3,674,483
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
KLK
IOI

CPO Production


MT
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
771,835
1,072,507
364,745
2,209,087
805,627
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
IOI

Planted land area of oil palm plantations


Ha
600,000
500,000
400,000
300,000
200,000
100,000
0
170,333
271,701
80,163
522,197
123,387
144,055
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
KLK
IOI

Mill Capacities


MT
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
5,292,000
7,154,000
2,406,000
14,852,000
3,900,000
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
IOI

(Source: The respective Annual Reports of the companies above. Prepared on a proforma basis for the enlarged Synergy Drive group for illustrative purposes.)

EXECUTIVE SUMMARY

(To be read together with the full text of this Circular)

- **SYNERGY DRIVE WILL BE MALAYSIA'S LARGEST PROPERTY DEVELOPER BY LAND BANK**

The Proposed Merger will provide an opportunity for the enlarged Synergy Drive group to be Malaysia's leading developer of quality residential and commercial communities. The enlarged Synergy Drive group will continue to participate selectively in and grow its existing complementary businesses such as asset management and enter into strategic partnerships to strengthen businesses.

[The rest of this page is left blank]

A comparison of our existing revenue and operating results composition with that of the enlarged Synergy Drive group on a proforma basis is as follows:



Revenue composition
Sime Darby
RM20,162.1 million
+30.9%
Proforma Synergy Drive
RM26,393.3 million
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Property
Plantations
Energy and utilities
Other non-core business
Heavy equipment
Automotive
3.9%
7.3%
8.6%
11.5%
27.6%
41.1%
5.8%
25.7%
6.6%
9.4%
21.1%
31.4%
Sime Darby
Enlarged Synergy Drive group



Operating results composition
Sime Darby
RM1,621.8 million
+68.1%
Proforma Synergy Drive
RM2,726.6 million
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Other non-core business
Property
Energy and utilities
Plantations
Automotive
Heavy equipment
2.2%
12.8%
13.4%
15.3%
22.0%
34.3%
3.3%
13.8%
7.9%
41.5%
13.1%
20.4%
Sime Darby
Enlarged Synergy Drive group

Our revenue and operating results are based on our audited financial statements for the financial year ended 30 June 2006.

The proforma revenue and operating results of the enlarged Synergy Drive group are based on the audited financial statements of GHope Group and Sime Darby Group as at 30 June 2006 and KGB Group as at 31 December 2006 and based on the assumption that there are no inter-company transactions between GHope Group, KGB Group and Sime Darby Group and do not include the effects of the harmonisation of the accounting policies between the 3 groups of companies, any potential revenue and cost synergies that may be derived and integration cost.

SYNERGIES

By integrating and streamlining the businesses of the Participating Companies, Synergy Drive expects to derive cost and revenue synergies as follows:

PLANTATIONS	PROPERTY DEVELOPMENT	SHARED SERVICES
Cost Synergies	**Cost Synergies**	**Cost Synergies**
• Optimising mill routing and capacity utilisation • Fertiliser optimisation	• Price optimisation from contractors and consultants • Achieving "best practice" contractor prices	• Consolidation and optimisation of shared services such as IT, HR, finance and other corporate functions
Revenue Synergies	**Revenue Synergies**	
• Best practices in estate management • Best practices in mill management	• Optimising pricing	

FULL EBIT IMPROVEMENT OF

RM400 MILLION - RM500 MILLION PER ANNUM

BEGINNING 1 JULY 2009

Please refer to Section 8 for further details on the revenue and cost synergies, and related integration costs, as well as the assumptions made to arrive at the above expected synergies.

STRATEGIES

TO SUSTAIN TOP AND BOTTOM LINE GROWTH SUPPORTED BY A STRENGTHENED COMPETITIVE POSITION, UNDERLYING GROWTH IN DEMAND IN FOCUSED SECTORS AND MARKETS AND A PORTFOLIO OF COMPLEMENTARY BUSINESSES

The enlarged Synergy Drive group plans to embark on a 3-phased road map as follows:

Establish the platform (2007-2008)

- New organisation, management team and key performance indicators in place
- Plantations and property businesses integrated
- Other core businesses developed to full potential

Drive focused portfolio to full value (2008-2009)

- Full value capture from plantations and property integration
- Plantations and property transformation as industry leaders underway
- Other core businesses developed to full potential

Explore new frontiers (By 2010)

- Fully integrated and positioned to embark on growth
- Complementary growth opportunities across all businesses

Upon completion of the Proposed Merger, the immediate plans in plantations and property development will be to extract synergies. Over time, the enlarged Synergy Drive group plans to adopt the following strategies to achieve its objectives in the plantations and property development businesses:

Plantations

- Achieve lowest industry cost, high asset efficiency and strong growth
- Participate selectively in mid/downstream activities to realise highest value

Property development

- To be Malaysia's leading developer of quality residential and commercial communities
- To continue to participate selectively in and grow its existing complementary businesses and enter into strategic partnerships to strengthen businesses

Other core businesses (automotive, heavy equipment and energy and utilities)

- Continue to implement the existing growth strategies and build on established positions

VALUE TO SHAREHOLDERS

The Proposed Merger has received positive market response from the investment community. Empirically, this can be seen from the increase in the prices of the shares/stocks of the Participating Companies leading to the corresponding increase in their market capitalisation.

As at the LPD, the proforma market capitalisation of Synergy Drive (assuming only all the RCPS A are converted and outstanding ESOS options of each of the Participating Companies are exercised) has increased by approximately 60.8% since the announcement of the Simultaneous Offers on 27 November 2006, as follows:

Market capitalisation of the enlarged Synergy Drive group


RM million
60.8%
18,344
48,513
38,438
30,169
8,269
10,075
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
22/11/06
24/01/07
15/06/07

In addition, since the launch of the Proposed Merger, the investment community, particularly financial analysts and fund managers, albeit with some concerns, have responded positively and optimistically towards the Proposed Merger.

Based on the proforma market capitalisation of the enlarged Synergy Drive group as at the LPD (assuming only all the RCPS A are converted and outstanding ESOS options of each of the Participating Companies are exercised) as illustrated below, Synergy Drive will be the 2nd largest company listed on Bursa Securities in terms of market capitalisation after Tenaga Nasional Berhad, using Tenaga Nasional Berhad's market capitalisation as at the LPD.


RM million
60,000
50,000
40,000
30,000
20,000
10,000
0
48,513
49,322
Synergy Drive
Tenaga Nasional Berhad

Since 22 November 2006 up to the LPD, the market price of our Shares has increased by 60.2%. We set out below the movement of our share price for the past 1 year up to the LPD.

Share price of Sime Darby for the past 1 year up to the LPD


RM
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
Offer made to Sime Darby
60.2%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

PART A

LETTER TO SHAREHOLDERS IN RELATION TO THE PROPOSALS

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia under the Companies Act, 1965)

Registered Office:
21st Floor, Wisma Sime Darby
Jalan Raja Laut
50350 Kuala Lumpur
Malaysia

23 July 2007

Board of Directors:

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid (*Non-Independent Non-Executive Chairman*)
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya (*Independent Non-Executive Deputy Chairman*)
Dato' Seri Ahmad Zubair @ Ahmad Zubir bin Haji Murshid (*Group Chief Executive*)
Tan Sri Abu Talib bin Othman (*Non-Independent Non-Executive Director*)
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali (*Non-Independent Non-Executive Director*)
Datuk Khatijah binti Ahmad (*Independent Non-Executive Director*)
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali (*Non-Independent Non-Executive Director*)
Michael Wong Pakshong @ Michael Pakshong (*Independent Non-Executive Director*)
Dato' Mohamed bin Sulaiman (*Independent Non-Executive Director*)
Datuk Seri Panglima Sheng Len Tao (*Independent Non-Executive Director*)
Raja Datuk Arshad bin Raja Tun Uda (*Independent Non-Executive Director*)

To: Our Shareholders

Dear Sir/Madam

(I) PROPOSED DISPOSAL;

(II) PROPOSED CAPITAL REPAYMENT; AND

(III) PROPOSED SHARE ISSUE

1. INTRODUCTION

Synergy Drive, a special purpose company, has on 27 November 2006, made offers to each of the Participating Companies, including our Company, with the aim of merging our Group, GHope Group and KGB Group. After considering the offer made by Synergy Drive, our Board wishes to put forward the offer by Synergy Drive for your consideration so that you can decide on whether you or our Company should participate in the Proposed Merger.

1.1 On 27 November 2006, our Company announced that we had received an offer from Synergy Drive to acquire the entire businesses and undertakings as carried on by our Company as at 27 November 2006, including the Assets and Liabilities, to be satisfied by the issuance of RCPS A.

1.2 Simultaneously with this offer, Synergy Drive made offers to the following companies:

(i) GHope;
(ii) Mentakab;
(iii) KGB;
(iv) GRopel;
(v) HLB;
(vi) Sime Engineering; and
(vii) Sime UEP

to acquire the entire businesses and undertakings as carried on by each of the Participating Companies as at 27 November 2006, including the Assets and Liabilities, to be satisfied by the issuance of RCPS A.

1.3 Our Company accepted the offer on 21 December 2006. Our subsidiaries, Sime Engineering and Sime UEP accepted their respective offers on 21 December 2006.

1.4 On 24 January 2007, our Company announced that we had entered into the Sale of Business Agreement pursuant to the acceptance of our Simultaneous Offer. Synergy Drive had, on 24 January 2007, also entered into a sale of business agreement with each of the other Participating Companies pursuant to the acceptance of their respective Simultaneous Offers.

1.5 In addition, our Company announced that subject to the Proposed Disposal and our Company obtaining all the requisite approvals, our Company proposes to:

(i) carry out a capital repayment upon completion of the Proposed Disposal, to return all the RCPS A representing the Disposal Consideration to the shareholders of our Company; and

(ii) simultaneously with the Proposed Capital Repayment, issue 2 new ordinary shares at par value to Synergy Drive.

1.6 On 10 July 2007, our Company announced additional details on the capital repayment process involving the increase in our authorised share capital and a bonus issue to facilitate the Proposed Capital Repayment and a variation to the number of Sime Darby Shares to be issued under the Proposed Share Issue.

This Circular provides you with the details of the Proposals. We will be seeking your approval for the resolutions pertaining to the Proposals at our forthcoming EGM. The notice of the EGM together with the Form of Proxy are enclosed with this Circular.

YOU ARE ADVISED TO READ AND CONSIDER CAREFULLY THE CONTENTS OF THIS CIRCULAR BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSALS TO BE TABLED AT OUR FORTHCOMING EGM.

2. DETAILS OF THE PROPOSALS

To participate in the Proposed Merger, we propose to carry out the Proposals, details of which are as set out below.

2.1 Proposed Disposal

The Proposed Disposal involves the proposed disposal of the entire businesses and undertakings carried on by our Company as at 27 November 2006, including our Company's Assets (which Assets include Sime Engineering Shares and Sime UEP Shares held by our Company) and Liabilities, for a total disposal consideration equivalent to RM6.46 per Sime Darby Share multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion.

Based on the number of Sime Darby Shares in issue of 2,522.0 million as at 30 June 2007, the Disposal Consideration is RM16,292.3 million. As at 30 June 2007, our Company had 5.0 million outstanding ESOS options granted but not exercised. Assuming the full exercise of these ESOS options, the maximum possible Disposal Consideration is RM16,324.6 million.

Synergy Drive shall satisfy the Disposal Consideration through an equivalent value of RCPS A at RM5.25 for each RCPS A. Accordingly, the maximum Disposal Consideration is equivalent to 3,109.4 million RCPS A (or such consideration as may be derived from the RCPS A).

To avoid unnecessary issuance and redemption of the RCPS A, in the event the capital repayments of Sime Engineering and Sime UEP are implemented, the RCPS A (or such consideration as may be derived from the RCPS A) that we will receive from the capital repayments of Sime Engineering and Sime UEP will be retained in our Company under the Proposed Disposal and the maximum number of RCPS A (or such consideration as may be derived from the RCPS A) that our Company will receive will be reduced to 2,851.1 million RCPS A. The reduced consideration of 2,851.1 million RCPS A will then be aggregated with the RCPS A (or such consideration as may be derived from the RCPS A) that we will receive from the capital repayments of Sime Engineering and Sime UEP of 258.3 million RCPS A, totalling 3,109.4 million RCPS A and will be distributed to our shareholders under the Proposed Capital Repayment.

The terms of the RCPS A are set out in Appendix II. The Disposal Consideration shall be satisfied in full on completion.

The other salient terms of the Sale of Business Agreement are as follows:

(i) Our Company shall not declare, make or pay any dividend or distribution of any nature to our shareholders after 27 November 2006 (being the date of the offer) to which Synergy Drive is not solely entitled, save and except for the Permitted Dividend. Any payment of Distribution other than the Permitted Dividend from the date of the offer until the completion date shall result in the reduction of the Disposal Consideration by the quantum of such net Distributions made.

    Permitted Dividend means (i) the gross final dividend of RM0.25 per Sime Darby Share which has been paid on 15 December 2006 and (ii) any dividends paid in the calendar year 2007 (i.e. 1 January 2007 to 31 December 2007) the accumulated net amounts of which do not exceed RM0.24 per Sime Darby Share.

(ii) The Proposed Disposal is conditional upon the following:

    (a) Approval of our shareholders for the Proposed Disposal;

    (b) Synergy Drive notifying our Company in writing that the results of the due diligence inquiry carried out by it in respect of our Group are satisfactory;

    (c) Approval of the SC (on behalf of the FIC) for the Proposed Disposal, the issuance of new Synergy Drive Shares and the subsequent listing of Synergy Drive on Bursa Securities;

(d) Approval of BNM, if required;

(e) Approval of the SC for the issuance of new Synergy Drive Shares, the listing of Synergy Drive on Bursa Securities and the significant change in business direction of our Company pursuant to the Proposed Disposal;

(f) Approval of the MITI for the Proposed Disposal;

(g) Approval of Bursa Securities for the listing of Synergy Drive;

(h) Approval of our lenders (where applicable);

(i) If the Proposed Capital Repayment is approved by our shareholders, the decision of the Court in relation to the Proposed Capital Repayment;

(j) If the proposed capital repayments of Sime Engineering and Sime UEP, as set out in the sale of business agreement entered into by Synergy Drive with these companies, are approved by the shareholders of Sime Engineering and Sime UEP respectively, the decision of the Court in relation to the said proposed capital repayments;

(k) PNB and the unit trust funds providing Synergy Drive with an undertaking in writing to convert any RCPS A received or receivable by each of them pursuant to the proposed capital repayment of any Participating Company or otherwise, into Synergy Drive Shares prior to the listing of Synergy Drive on Bursa Securities; and

(l) The approval of any other authorities or parties, if required.

Synergy Drive is entitled but not obliged, to the extent permitted by law or applicable regulations, to waive the requirement to satisfy the above conditions. If any of the above conditions are not satisfied or, where permitted, waived within 12 months from the date of the Sale of Business Agreement, or if completion does not occur within the 12 months, then unless this period for the satisfaction of the conditions precedent or completion (as the case may be) is extended by mutual agreement in writing, either party may terminate the Sale of Business Agreement by notice in writing to the other.

(iii) The completion of the Proposed Disposal is conditional upon the proposed disposals of the entire businesses and undertakings of GHope and KGB becoming unconditional. The completion of the Proposed Disposal shall occur simultaneously with the completion of the proposed disposals of the entire businesses and undertakings of GHope and KGB.

(iv) Until the completion of the Proposed Disposal, our Company shall conduct our business, or cause it to be conducted, with due care and in accordance with normal and prudent practice (having regard to the nature of the business and good commercial practice and so as to comply with all applicable laws, regulations, ordinances and codes).

(v) Subject to the satisfaction or permitted waiver of the conditions precedent referred to in paragraph (ii) above and the satisfaction of the Disposal Consideration on the date of completion by Synergy Drive, the completion of the Proposed Disposal shall occur within 2 months from the last of the Proposed Disposal and the proposed disposals of the entire businesses and undertakings of GHope and KGB becoming unconditional, or such other date to be mutually agreed upon in writing by Synergy Drive and our Company.

(vi) Until the completion of the Proposed Disposal or earlier termination of the Sale of Business Agreement, our Company and Synergy Drive agree that our Company shall not and our Company shall procure that each of our subsidiaries shall not, do or implement any of the following other than in the ordinary course of business of our Group, without the prior written approval of the MIC, which approval shall not be unreasonably withheld:

(a) Carrying out any buyback or resale of Sime Darby Shares;

(b) Making any change to the terms and conditions or extending the current employment contracts of senior management of our Company or our material subsidiaries;

(c) Making any change in the share capital structure of our Company, save and except for the issue of Sime Darby Shares pursuant to the exercise of options granted under any ESOS of our Company;

(d) Disposing or transferring any of the material business(es) or asset(s) of our Company and for this purpose, any disposal or transfer for a purchase consideration collectively in excess of 2.5% of the shareholders' funds of our Group, based on the latest audited financial statements of our Company (net of our Company's share of shareholders' funds in Sime Engineering and Sime UEP), shall be deemed to be material;

(e) Acquiring any material business(es) or asset(s) and for this purpose, any acquisition for a purchase consideration collectively in excess of 2.5% of the shareholders' funds of our Group, based on the latest audited financial statements of our Company (net of our Company's share of shareholders' funds in Sime Engineering and Sime UEP), shall be deemed to be material;

(f) Making any further offers or grants of options under any ESOS of our Company;

(g) Terminating the employment of or appointing any senior management in our Company or any of our material subsidiaries; and

(h) Declaring or paying or supporting the declaration or payment, of any dividends or distributions in any subsidiary or associate company of our Company ("**Affiliate**") in excess of the cumulative amount of dividends or distributions made by such Affiliate in its previous financial year.

(vii) Synergy Drive undertakes with our Company that:

(a) It shall not enter into any unusual or onerous contract or obligation, or incur any borrowing or indebtedness, or acquire or enter into any agreement to acquire anything apart from those contemplated under or arising from the Sale of Business Agreement, the sale of business agreements with Participating Companies and the Negara MGO or disclosed by Synergy Drive in the circular to our shareholders or the prospectus to be issued by Synergy Drive;

(b) It shall keep available for issue sufficient authorised share capital to satisfy in full the number of Synergy Drive Shares required to be issued upon any conversion of the RCPS A representing the Disposal Consideration;

(c) It shall not modify the rights attaching to any of its share capital, or make any change to its share capital structure, or grant any options for shares or convertible securities in Synergy Drive, save for the purposes stated in the Sale of Business Agreement or as envisaged in the sale of business agreements with the Participating Companies and the Negara MGO, unless approved in writing by our Company, which approval shall not be unreasonably withheld; and

(d) It shall not create any new class of shares or issue any new ordinary shares, RCPS A, RCPS B or any other convertible securities, except pursuant to the terms of the RCPS A and RCPS B, the Sale of Business Agreement and the sale of business agreements with the Participating Companies and the Negara MGO, unless approved in writing by our Company, which approval shall not be unreasonably withheld.

2.2 Proposed acquisitions by Synergy Drive of the businesses and undertakings of other Participating Companies

On 24 January 2007, Synergy Drive entered into a sale of business agreement with each of the Participating Companies to acquire the entire businesses and undertakings carried on by each of the Participating Companies as at 27 November 2006, including their respective Assets and Liabilities. The purchase consideration for the proposed acquisitions is equivalent to the price per ordinary share/stock as set out below, multiplied by the total outstanding ordinary shares/stocks of the Participating Companies (less treasury shares/stocks, if any) as at completion ("**Purchase Consideration**").

Participating Company	*Price per ordinary share/stock* RM
GHope	5.46
Mentakab	1.96
KGB	4.27
GRopel	4.46
HLB	5.09
Sime Darby	6.46
Sime Engineering	1.57
Sime UEP	3.95

Based on the number of ordinary shares/stocks in issue and the outstanding ESOS options of the Participating Companies as at 30 June 2007, the Purchase Consideration for each of the Participating Companies is as follows:

Participating Company	(A) Number of shares/ stocks in issue million	Outstanding ESOS options million	*<------Purchase Consideration----->* Based on (A) RM million	Assuming full exercise of ESOS options RM million
GHope	1,507.6	5.4	8,231.6	8,261.3
Mentakab	60.3	-	118.1	118.1
KGB	1,025.5	8.2*	4,378.9	4,413.9
GRopel	127.0	-	566.6	566.6
HLB	604.3	-	3,076.1	3,076.1
Sime Darby	2,522.0	5.0	16,292.3	16,324.6
Sime Engineering	490.1	-	769.4	769.4
Sime UEP	404.5	-	1,597.8	1,597.8
			35,030.8	35,127.8

Note:

* *Includes all ESOS options to be offered pursuant to the ESOS Bye-Laws of KGB.*

Synergy Drive shall satisfy the Purchase Consideration through an equivalent value of RCPS A (or such consideration as may be derived from the RCPS A) at RM5.25 each. The terms of the RCPS A are set out in Appendix II.

Based on the Purchase Consideration as set out in the table above assuming full exercise of ESOS options, the number of RCPS A received or receivable by each of the Participating Companies are as follows:

Participating Company	Purchase Consideration RM million	Number of RCPS A million	Percentage holding in Tier 2 Participating Company	Total number of RCPS A received or receivable million
GHope	8,261.3	1,573.6		1,560.0*
Mentakab	118.1	22.5	60.73%	22.5
KGB	4,413.9	840.7		458.8*
GRopel	566.6	107.9	57.85%	107.9
HLB	3,076.1	585.9	54.53%	585.9
Sime Darby	16,324.6	3,109.4		2,851.1*
Sime Engineering	769.4	146.6	70.03%	146.6
Sime UEP	1,597.8	304.3	51.15%	304.3
	35,127.8			6,037.1

Note:

* *The total number of RCPS A received or receivable by the Tier 1 Participating Companies will need to be reduced by the amount of RCPS A that will be receivable by/due to the relevant Tier 1 Participating Companies pursuant to the proposed capital repayments of the Tier 2 Participating Companies.*

Accordingly, based on the computation of the Purchase Consideration (assuming full exercise of outstanding ESOS options) of RM35,127.8 million, approximately 6,037.1 million RCPS A will be received or receivable by the Participating Companies, convertible into 6,037.1 million Synergy Drive Shares. Assuming full exercise of outstanding ESOS options in the Participating Companies and the full conversion of the RCPS A and RCPS B into Synergy Drive Shares and the consideration for the Negara MGO is satisfied entirely by Synergy Drive Shares, our shareholders will collectively have approximately 51.0% interest in the enlarged Synergy Drive group.

The Synergy Drive Shares are proposed to be listed on the Main Board of Bursa Securities upon completion of the said proposed acquisitions.

Both of our listed subsidiaries, being Sime Engineering and Sime UEP, are amongst the Participating Companies. As such, if the Proposals are approved by you at our forthcoming EGM as controlling shareholders of Sime Engineering and Sime UEP, we will vote in favour of their respective proposed disposal of businesses and undertakings to Synergy Drive and subsequent capital repayment to their respective shareholders and share issuance to Synergy Drive.

2.3 Basis of arriving at the Disposal Consideration and issue price of RCPS A

The Disposal Consideration is determined based on the price per Sime Darby Share of RM6.46 offered by Synergy Drive under the offer made on 27 November 2006. Based on the number of Sime Darby Shares in issue of 2,522.0 million as at 30 June 2007 and assuming full exercise of 5.0 million outstanding ESOS options granted but not exercised, the maximum possible Disposal Consideration for the Assets and Liabilities amounts to RM16,324.6 million.

The price per share of RM6.46 represents a premium of 5%, or 31 sen over RM6.15, being the closing market price of Sime Darby Shares on 22 November 2006, which was the last trading day before the Simultaneous Offer was made.

As the Proposed Merger is intended to merge the Participating Companies at their respective market valuation, the offer price for the Assets and Liabilities of the other Participating Companies on a per Participating Company's share/stock basis represents the same premium of 5% over the closing market price of the Participating Companies' shares/stocks on 22 November 2006, rounded up to the nearest sen.

Synergy Drive shall satisfy the Disposal Consideration through an equivalent value of RCPS A at an issue price of RM5.25 each. The issue price of RM5.25 for each RCPS A and subsequently the conversion price of RM5.25 for each Synergy Drive Share and the redemption price of RM5.25 in cash, is arrived at after taking into consideration the desired enlarged share base of Synergy Drive in terms of the number of Synergy Drive Shares in issue.

Accordingly, as a shareholder of Sime Darby, you will receive approximately 1.23 RCPS A for each Sime Darby Share held as at the books closing date to determine entitlement under the Proposed Capital Repayment (i.e. without any adjustment for the bonus issue), which will take place before the bonus issue. Each RCPS A is convertible into 1 Synergy Drive Share. If you do not elect to receive Synergy Drive Shares, you will receive cash of RM6.46 for each of your Sime Darby Shares, which is at a premium of 5% to the closing market price of Sime Darby Shares on 22 November 2006.

For example, if you hold 100 Sime Darby Shares as at the books closing date to determine entitlement under the Proposed Capital Repayment (i.e. without any adjustment for the bonus issue), you will receive approximately 123 RCPS A (or such consideration as may be derived from the RCPS A). Thereafter, an Election Notice and an accompanying offering document will be sent to you so that you can choose to convert the RCPS A received or receivable by you into 123 Synergy Drive Shares, if you wish to do so, since each RCPS A carries the right to be converted into 1 Synergy Drive Share. At the end of the timeframe specified in the Election Notice, if Synergy Drive does not receive your request for the conversion under the Election Notice, Synergy Drive will pay you cash of approximately RM646 for the 100 Sime Darby Shares that you hold.

The market price of Sime Darby Shares has increased by 60.2% from the last traded price before the Proposals were announced on 27 November 2006. The market price as at the LPD is at a 52.5% premium to the price at which Synergy Drive offered to merge our Company with the other Participating Companies.


RM
10.50
10.00
9.50
9.00
8.50
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
60.2%
52.5%
5.0%
RM6.16
RM6.46
RM9.85
Last trading price before offer date
Offer price
LPD

Fractions of the RCPS A arising from the Proposed Disposal and the Synergy Drive Shares issued pursuant to the conversion of RCPS A, shall be dealt with in such manner by Synergy Drive's directors at their sole discretion and as they may deem fit in the interest of Synergy Drive.

You are advised to refer to the report from AmInvestment Bank as set out in Part B of this Circular for the fairness and reasonableness of the Proposals.

After having considered the evaluation undertaken by AmInvestment Bank in its report set out in Part B of this Circular, your Board is of the opinion that the valuation of Sime Darby Group's businesses and undertakings represented by the Disposal Consideration and the issue price of Synergy Drive Shares, are fair and reasonable.

2.4 MIC

Following the acceptance of the Simultaneous Offers, a MIC has been formed comprising the following members:

(i) Tan Sri Dato' Md Nor Md Yusof;
(ii) Tan Sri Hadenan A. Jalil;
(iii) Raja Datuk Arshad Raja Tun Uda;
(iv) Dato' Mohamed Sulaiman;
(v) Azmi Mohd Ali;
(vi) Dato' Seri Ahmad Zubir Murshid;
(vii) Dato' Sabri Ahmad; and
(viii) Dato' Abd Wahab Maskan.

In addition, the Board of Synergy Drive, upon recommendation of the MIC has identified Dato' Seri Ahmad Zubir Murshid as the chief executive designate of Synergy Drive. Further, Synergy Drive has designated the following persons for the respective management positions of Synergy Drive:

	Name	Position
Plantations Division		
(i)	Dato' Sabri Ahmad	Plantations Integration Advisor
(ii)	Dato' Azhar Abdul Hamid	Executive Vice President, Plantations Agribusiness Division
(iii)	Mohamad Helmy Othman Basha	Head, Plantations Upstream
(iv)	Tong Poh Keow	Head, Plantations Finance
(v)	Haris Fadzilah Hassan	Head, Plantations Strategy and Business Development
(vi)	Zulkifli Zainal Abidin	Head, Plantations Human Resource
Property Division		
(i)	Dato' Abd Wahab Maskan	Senior Executive Vice President, Property Division
(ii)	Dato' Tunku Putra Badlishah Ibni Tunku Annuar	Executive Vice President, Property Development and Strategic Investments
(iii)	Tengku Abdul Aziz Tengku Mahmud	Head, Hospitality and Leisure
(iv)	Khor Kok Chai	Head, Overseas Ventures
(v)	Wan Hashimi Albakri	Head, Negara
Motor Division		
(i)	Lawrence Lee	Executive Vice President, Motor Division
Energy Division and Northern Corridor		
(i)	Dato' Mohamad Shukri Baharom	Executive Vice President, Energy Division and Northern Corridor
Utilities Division		
(i)	Ir. Jauhari Hamidi	Executive Vice President, Utilities Division

Heavy Equipment Division

(i)	Scott Cameron	Executive Vice President, Heavy Equipment Division

Corporate Functions

(i)	Razidan Ghazalli	Group Chief Financial Officer
(ii)	Sekhar Krishnan	Executive Vice President, Group Corporate Services
(iii)	Hisham Hamdan	Executive Vice President, Group Strategy and Business Development
(iv)	Mohamed Ishak Abdul Hamid	Executive Vice President, Group Human Resource
(v)	Nik Muhammad Hanafi Nik Abdullah	Head, Internal Audit
(vi)	Foo Marn Hing	Head, Risk Management

Please refer to Section 5 of Appendix I(A) for the profiles of the above management members.

2.5 Proposed Capital Repayment and Proposed Share Issue

Subject to the Proposed Disposal and all the requisite approvals being obtained, our Company proposes to carry out the Proposed Capital Repayment in accordance with Section 64 of the Act to return all the RCPS A (or such consideration as may be derived from the RCPS A) representing the Disposal Consideration to our shareholders.

Immediately prior to the Proposed Capital Repayment but after the completion of Proposed Disposal, we propose to undertake a bonus issue to be effected by way of capitalisation of all of our reserves (including the reserves arising from the Proposed Disposal). The actual number of bonus shares to be allotted will only be determined based on our total issued and paid-up capital as at the entitlement date. We will also increase our authorised share capital from RM1,500 million, comprising 3,000 million Sime Darby Shares to RM50,000 million, comprising 100,000 million Sime Darby Shares, to facilitate the bonus issue.

The bonus issue is a process undertaken to facilitate the implementation of the Proposed Capital Repayment. Further, as our entire issued and paid-up share capital will be cancelled to facilitate the Proposed Capital Repayment, none of the bonus shares will be credited into the individual securities accounts of the respective entitled shareholders. No physical share certificates will be issued as well. You should note that the offer price of RM6.46 per Sime Darby Share under the Proposed Disposal remains unchanged as the proposed bonus issue will only be carried out after the Proposed Disposal is completed. Accordingly, the number of RCPS A that each shareholder is entitled to receive under the Proposed Capital Repayment will not be affected by the proposed bonus issue. Therefore, what you are entitled to receive (i.e. cash amount of RM6.46 or approximately 1.23 Synergy Drive Shares) is determined based on the number of Sime Darby Shares you hold as at the books closing date to determine entitlement under the Proposed Capital Repayment (i.e. without any adjustment for the bonus issue).

Simultaneous with the Proposed Capital Repayment, our Company shall carry out the Proposed Share Issue which will result in our Company becoming a subsidiary of Synergy Drive. The Sime Darby Shares to be issued pursuant to the Proposed Share Issue shall, upon allotment and issue, rank equally in all respects with each other. These Sime Darby Shares will not be listed on Bursa Securities. The proceeds arising from the Proposed Share Issue will depend on the number of Sime Darby Shares to be issued under the Proposed Share Issue and will be utilised for working capital purposes as and when the need arises. The expenses relating to the Proposed Share Issue will be set-off against the proceeds raised.

Under the Proposed Capital Repayment, you will be entitled to receive the RCPS A based on the number of Sime Darby Shares that you hold as at the books closing date to determine entitlement under the Proposed Capital Repayment (i.e. without any adjustment for the bonus issue). In the interest of expediency and ease of administration, the RCPS A may not be issued to you, but you will receive the Election Notice for you to receive the corresponding number of Synergy Drive Shares, upon conversion of the RCPS A relating to your shareholding in our Company. The Election Notice will be despatched together with a prospectus to be issued by Synergy Drive. To convert the RCPS A into Synergy Drive Shares, you will need to complete the Election Notice and return the Election Notice to Synergy Drive. If Synergy Drive fails to receive the duly completed Election Notice within 14 days from the date the Election Notice is sent out, or such other period as agreed in writing by Synergy Drive, you shall then receive RM5.25 in cash for each RCPS A due to you.

Our Company is entitled to receive RCPS A in respect of our shareholdings in Sime Engineering and Sime UEP as a result of the proposed capital repayments by Sime Engineering and Sime UEP. The RCPS A receivable by our Company from the proposed capital repayments of Sime Engineering and Sime UEP will be aggregated with the RCPS A receivable by our Company in consideration for the sale of other Assets and Liabilities of our Company (which Assets exclude the RCPS A receivable for its shareholdings in Sime Engineering and Sime UEP). The aggregated RCPS A, when issued, will be distributed to the shareholders of our Company pursuant to our Proposed Capital Repayment. The RCPS A will not be listed on Bursa Securities.

The new Synergy Drive Shares to be allotted and issued to our shareholders electing to receive Synergy Drive Shares will, upon allotment and issue, rank pari passu in all respects with each other and with the existing Synergy Drive Shares, save and except that the holders of such new Synergy Drive Shares shall not be entitled to any dividends, rights, allotments and/or distributions, the entitlement date of which is prior to the date of allotment of such new Synergy Drive Shares. The Synergy Drive Shares are proposed to be listed on the Main Board of Bursa Securities upon completion of the Proposals.

Upon completion of the Proposed Capital Repayment and Proposed Share Issue, our Company will be delisted from Bursa Securities.

2.6 Implications under the Malaysian Code on Take-Overs and Mergers, 1998

Upon the Proposed Disposal becoming unconditional, Synergy Drive will be obliged to extend a mandatory take-over offer on the remaining Sime Engineering Shares and Sime UEP Shares that Synergy Drive does not own. This obligation also applies to other Tier 2 Participating Companies and Negara when the proposed disposals of businesses and undertakings by the other Tier 1 Participating Companies become unconditional.

In this regard, Synergy Drive will be applying to the SC for a waiver from the obligation to extend a mandatory take-over offer on Sime Engineering, Sime UEP and the other Tier 2 Participating Companies, subject to the respective proposed capital repayments of Sime Engineering, Sime UEP and the other Tier 2 Participating Companies being completed. Synergy Drive will not be applying to the SC for a waiver from the obligation to carry out the Negara MGO given that Negara is not a Participating Company. With the approval of the SC, Synergy Drive will not be obliged to extend a mandatory take-over offer on the Tier 2 Participating Companies if the respective proposed capital repayments of the Tier 2 Participating Companies are completed.

Premised on the above, if Synergy Drive is obliged to extend a mandatory take-over offer for the Sime Engineering Shares and Sime UEP Shares which are not held by our Company, the offer price for each Sime Engineering Share and Sime UEP Share shall remain the same as that offered by Synergy Drive under the Simultaneous Offers, as set out in Section 2.2 of this Circular, to be satisfied via the issuance of Synergy Drive Shares at RM5.25 each or cash. However, if the proposed capital repayments of any one of the Tier 2 Participating Companies is not completed, Synergy Drive will extend a mandatory take-over offer on the remaining shares/stocks of that specific Tier 2 Participating Company not owned by Synergy Drive upon completion of the proposed disposal of businesses and undertakings of the corresponding Tier 1 Participating Company, which is the shareholder/stockholder of that specific Tier 2 Participating Company, upon such timing as agreed with the SC.

2.7 Conditionality

The Proposed Capital Repayment is conditional upon the Proposed Disposal. The Proposed Disposal is not conditional upon the Proposed Capital Repayment.

The Proposed Share Issue is conditional upon the Proposed Disposal and Proposed Capital Repayment.

For the avoidance of doubt, the Proposed Disposal is not conditional upon the Proposed Capital Repayment and Proposed Share Issue.

Save as disclosed above, there is no other conditionality amongst the Proposals.

3. RATIONALE FOR THE PROPOSALS

The Proposed Merger was proposed by Synergy Drive on 27 November 2006 to bring together 3 strong and well established Malaysian groups of companies to create the enlarged Synergy Drive group, with shareholding that reflects the existing shareholding composition of the Participating Companies. Whilst there are other methods to bring together the groups of companies (such as take-over offers or schemes of arrangement), the Board of Synergy Drive has proposed the steps under the Proposals to the Participating Companies for their consideration and approval of their respective shareholders, to bring together the businesses of the Participating Companies in a manner which would provide a higher degree of certainty in achieving the objectives of the Proposed Merger.

Our participation in the Proposed Merger, through the Proposals, will effectively allow us to strengthen our involvement in the plantations and property businesses, while retaining our position in our automotive, heavy equipment and energy and utilities businesses. Like our present portfolio of businesses, the enlarged Synergy Drive group's portfolio of businesses will have established positions in key growth sectors, and within industries with varied market cycles and business lifecycles.

Based on the rationale provided by Synergy Drive, the enlarged Synergy Drive group will have a focused set of significant businesses in key complementary growth sectors. The Proposed Merger will allow Synergy Drive to be the world's largest listed oil palm company by CPO production and Malaysia's largest property developer by land bank. The plantations and property development businesses in particular have a strong strategic fit, creating opportunities from increased scale and scope. Key sources of value are expected to come from extracting cost synergies where overlaps exist, driving revenue synergies by applying best practices, achieving full business potential through tailored strategies, and consolidating and pooling industry experience and management talent.

The Proposals provide you with an opportunity to participate in the enlarged Synergy Drive group as you will have the option to receive Synergy Drive Shares upon the completion of the Proposals, through the Proposed Capital Repayment.

Presently, palm oil origination (plantation and palm oil extraction) is the most profitable part of the palm oil value chain. Synergy Drive's significant presence in the upstream palm oil activities upon completion of the Proposed Merger provides an opportunity for the enlarged Synergy Drive group to be a strong counter-weight to the growing power of traders and other large plantations players. The profitability of the upstream portion of the value chain will allow Synergy Drive to be able to participate selectively in the palm oil value chain.

In terms of the plantations business, the Proposed Merger provides a platform for the enlarged Synergy Drive group to lower industry cost and improve asset utilisation efficiency by amongst others, extracting cost synergies and best practice yields and quality across all estates and mills. The enlarged Synergy Drive group will also be able to increase the proportion of plantations business in low cost origins over time (such as East Malaysia and Indonesia). In terms of asset utilisation, the naturally symbiotic relationship between the property development and plantations businesses provides an opportunity for the enlarged Synergy Drive group to migrate the use of strategic parcels of high cost land (in West Malaysia) which are presently used for the plantations business to the property development business, thereby ensuring a strong supply of land bank for the property development business.

In terms of the property development business, the Proposed Merger provides an opportunity for the enlarged Synergy Drive group to be Malaysia's leading developer of quality residential and commercial communities. Further, the Proposed Merger will allow the enlarged Synergy Drive group to continue to participate selectively in and grow its existing complementary businesses such as asset management and enter into strategic partnerships to strengthen its property development business. It will also provide a platform for price optimisation from contractors and consultants due to scale of operations, as well as best practice contractor prices and project management. On the revenue side, synergies will come from better price realisation with strengthened brand, combined capabilities in customer-led product conceptualisation and delivery.

The Proposed Merger also allows us to pool our industry experience and management talent with those of the other Participating Companies. At the same time, the enlarged Synergy Drive group can derive cost and revenue synergies, and economies of scale from integrating and streamlining the existing businesses of our Group, GHope Group and KGB Group. We have set out the details of the expected synergies in Section 8.

4. EFFECTS OF THE PROPOSALS

4.1 Share capital and shareholdings of substantial shareholders

The Proposed Disposal will not have any effect on the share capital and shareholdings of the substantial shareholders of our Company.

The Proposed Capital Repayment will result in the cancellation of the entire outstanding share capital of our Company. The Proposed Share Issue will then result in our Company becoming a subsidiary of Synergy Drive. All our existing shareholders will cease to hold any shares in our Company, as these shares will be cancelled.

Our shareholders who are entitled to the RCPS A (or such consideration as may be derived from the RCPS A) under the Proposed Capital Repayment will have the option to receive a corresponding number of Synergy Drive Shares. The effects of the Proposed Merger on the share capital and shareholdings of substantial shareholders of Synergy Drive are set out in Section 8 of Appendix I(A).

4.2 Earnings

Upon completion of the Proposed Disposal, our Company's businesses and undertakings will be disposed of, and the RCPS A (or such consideration as may be derived from the RCPS A) representing the Disposal Consideration will be distributed to our shareholders under the Proposed Capital Repayment. Upon completion of the Proposals, our Company's current operations will be continued in the enlarged Synergy Drive group and our Company will become a dormant company thereafter.

The gain arising from the Proposed Disposal to our Company will depend on the net assets of our Company, the fair value of the consideration received for the Proposed Disposal (estimated based on market methodologies including the market capitalisation of the enlarged Synergy Drive group) and the number of Sime Darby Shares in issue at the time of completion, and the expenses and taxes incurred in connection with the Proposals.

Our shareholders who are entitled to the RCPS A (or such consideration as may be derived from the RCPS A) under the Proposed Capital Repayment will have the option to receive a corresponding number of Synergy Drive Shares. The effects of the Proposed Merger on the earnings of Synergy Drive are set out in Section 8 of Appendix I(A).

4.3 Net assets and gearing

The proforma effects of the Proposals on our Company's net assets and gearing are set out below. The effects have been prepared based on the audited consolidated balance sheets of our Company as at 30 June 2006 and on the assumption that the Proposals were completed on 30 June 2006.

	As at 30 June 2006 RM million	Proforma I After full exercise of ESOS RM million	Proforma II After I and the Proposals RM million
Share capital	1,232.8	1,263.5	*
Share premium	3,053.3	3,351.2	-
Revaluation reserves	72.2	72.2	-
Capital reserves	215.4	215.4	-
Exchange reserves	673.4	673.4	-
Retained earnings	3,556.7	3,556.7	-
Net assets	8,803.8	9,132.4	*
No. of shares in issue (million)	2,465.5	2,527.0	#
Net assets per share (RM)	3.57	3.61	0.50
Gearing (times)	0.38	0.37	-

Notes:

* *Represents RM1.00, assuming only 2 new Sime Darby Shares are issued under the Proposed Share Issue.*

\# *Represents 2 new Sime Darby Shares, assuming only 2 new Sime Darby Shares are issued under the Proposed Share Issue.*

Please refer to the proforma consolidated balance sheets of Sime Darby and the letter from the Reporting Accountants set out in Appendix III for further details.

Our shareholders who are entitled to the RCPS A (or such consideration as may be derived from the RCPS A) under the Proposed Capital Repayment will have the option to receive a corresponding number of Synergy Drive Shares. The effects of the Proposed Merger on the net assets and gearing of Synergy Drive are set out in Section 8 of Appendix I(A).

4.4 Dividend policy

Upon completion of the Proposed Disposal, our Company's businesses and undertakings will be disposed of, and the RCPS A (or such consideration as may be derived from the RCPS A) representing the Disposal Consideration will be distributed to our shareholders under the Proposed Capital Repayment. Upon completion of the Proposals, our Company's current operations will be continued in the enlarged Synergy Drive group and our Company will become a dormant company thereafter. As such, our Company will not be in a position to declare any dividends after the completion of the Proposals.

5. APPROVALS REQUIRED

5.1 Proposed Disposal

The Proposed Disposal is subject to the approval of the following:

(i) Our shareholders;

(ii) SC for the issuance of RCPS A, issuance of Synergy Drive Shares upon conversion of RCPS A, listing of Synergy Drive on Bursa Securities and the significant change in business direction of our Company pursuant to the Proposed Disposal, which was obtained on 16 July 2007;

(iii) SC (on behalf of the FIC) for the Proposed Disposal, issuance of RCPS A, issuance of Synergy Drive Shares upon conversion of RCPS A and listing of Synergy Drive on Bursa Securities, which was obtained on 16 July 2007;

(iv) BNM, if required;

(v) MITI;

(vi) Bursa Securities for the transfer of listing status from one of the Participating Companies to Synergy Drive;

(vii) Lenders to our Company (where applicable); and

(viii) Any other authorities or parties, if required.

5.2 Proposed Capital Repayment

The Proposed Capital Repayment is subject to the approval of the following:

(i) Our shareholders;

(ii) SC, which was obtained on 16 July 2007;

(iii) SC (on behalf of the FIC), which was obtained on 16 July 2007;

(iv) Confirmation of the Court;

(v) Lenders to our Company (where applicable); and

(vi) Any other authorities or parties, if required.

5.3 Proposed Share Issue

The Proposed Share Issue is subject to the approval of the following:

(i) Our shareholders;

(ii) SC, which was obtained on 16 July 2007;

(iii) SC (on behalf of the FIC), which was obtained on 16 July 2007; and

(iv) Any other authorities or parties, if required.

The approval of the SC is conditional upon the following:

	Conditions	Status of Compliance
(i)	Each of the Participating Companies should make detailed disclosure, in their circulars to shareholders, on the following:	Complied.
	(a) The views of the respective Boards of the Participating Companies on the method used to undertake the Proposed Merger of all the Participating Companies via the disposals of the businesses and undertakings of the Participating Companies and not via take-over routes;	The relevant disclosure has been incorporated in Section 16.
	(b) The views of the respective Boards of the Participating Companies on the offer price received from Synergy Drive for the businesses and undertakings of the respective Participating Companies, valuation methodology used in valuing the businesses and undertakings and issue price of Synergy Drive's consideration shares;	The relevant disclosure has been incorporated in Section 2.3.
	(c) Detailed explanation on why the Proposed Merger is not considered as a related-party transaction and that all shareholders are therefore allowed to vote at the shareholders' meetings of the respective Participating Companies;	The relevant disclosure has been incorporated in Section 15.
	(d) Details on how Synergy Drive is to finance, and otherwise address the issue of, the potential cash payment to shareholders in the event the shareholders of the respective Participating Companies opt to redeem the RCPS A; and	The relevant disclosure has been incorporated in Section 9(iv).
	(e) The hypothetical calculation/simulation, in plain language, on, amongst others, the shareholders/stockholders' entitlement to the RCPS A and the conversion of RCPS A to Synergy Drive Shares or cash to be received by them pursuant to the redemption of RCPS A;	The relevant disclosure has been incorporated in Executive Summary and Section 2.3.
(ii)	The financial advisers appointed to advise the shareholders/stockholders should also provide clear explanation to the shareholders/stockholders on the options available pursuant to the Proposed Merger (i.e. the option of converting the RCPS A into Synergy Drive Shares or redeeming the RCPS A into cash);	Complied. The relevant disclosure has been incorporated in Part B of this Circular.
(iii)	CIMB, Synergy Drive and the Participating Companies should ensure that proper dissemination of information with regard to the Proposed Merger be made in a timely manner to the shareholders of the Participating Companies, locally and abroad;	On-going compliance.
(iv)	Bumiputera investors holding at least 30% of the share capital upon listing of Synergy Drive for the purpose of complying with the National Development Policy requirement should be approved/recognised by MITI;	To be met.

	Conditions	Status of Compliance
(v)	Synergy Drive should comply with any equity conditions that may be imposed on the companies licensed by MITI pursuant to the proposed disposals of the businesses and undertakings of the Participating Companies;	To be met.
(vi)	CIMB and Synergy Drive should inform SC upon completion of the Proposed Merger; and	To be met.
(vii)	CIMB and Synergy Drive should fully comply with the relevant requirement as stipulated in the Policies and Guidelines on Issue/Offer of Securities pertaining to the implementation of the Proposed Merger.	To be met.

6. INFORMATION ON SYNERGY DRIVE

Synergy Drive is a special purpose private limited company incorporated in Malaysia under the Act on 7 November 2006 under the name of Synergy Drive Sdn Bhd. It was converted to a public company on 5 April 2007. Synergy Drive's directors are:

(i) Tan Sri Dato' Md Nor Md Yusof (Chairman);
(ii) Dato' Zainal Abidin Putih; and
(iii) Wan Razly Abdullah Wan Ali.

Synergy Drive has an authorised share capital of RM2,600,000 consisting of 200,000 Synergy Drive Shares and 25,000,000 RCPS B of RM0.10 each. Synergy Drive's paid-up capital is RM2,500,100 consisting of 200 Synergy Drive Shares and 25,000,000 RCPS B of RM0.10 each. To provide the initial funding for Synergy Drive, Synergy Drive has issued 25,000,000 RCPS B at an issue price of RM1.00 each to CIMB Private Equity Sdn Bhd, a wholly-owned subsidiary of CIMB Group Sdn Bhd. The 200 Synergy Drive Shares are held by 2 trustees, namely Rossaya Mohd Nashir and Abdul Kadir Md Kassim, for a charitable purpose.

Synergy Drive is principally an investment holding company. As at the date of this Circular, Synergy Drive does not have any shareholdings in any listed company.

Upon completion of the Proposed Merger, our Group, GHope Group and KGB Group will be merged under Synergy Drive. Synergy Drive is expected to carry on with the existing businesses of our Group, GHope Group and KGB Group. As such, the enlarged Synergy Drive group will be a conglomerate, involved in the following 5 core businesses:

(i) plantations;

(ii) property;

(iii) automotive;

(iv) heavy equipment; and

(v) energy and utilities.

In addition to the above, the enlarged Synergy Drive group will be involved in various non-core businesses including healthcare, insurance broking, bedding, and travel and tourism.

Of the 5 core businesses, the plantations business is expected to be the most significant business in terms of proforma operating results contribution. The proforma revenue and operating results contribution (which exclude unusual items, interest and taxation) from the 5 core businesses and the relative percentages, based on the audited financial statements of GHope Group and Sime Darby Group as at 30 June 2006 and KGB Group as at 31 December 2006, are as follows:

	Proforma revenue RM million	Proforma operating results RM million
Plantations	6,783.7	1,131.8
Property	1,533.0	376.1
Automotive	8,287.7	357.2
Heavy equipment	5,558.5	556.6
Energy and utilities	1,736.9	216.3
Other non-core businesses	2,493.5	88.6
Total for the enlarged Synergy Drive group	26,393.3	2,726.6

Proforma revenue


Other non-core businesses 9.4%
Plantations 25.7%
Property 5.8%
Automotive 31.4%
Heavy equipment 21.1%
Energy and utilities 6.6%

Proforma operating results


Other non-core businesses 3.3%
Plantations 41.5%
Property 13.8%
Automotive 13.1%
Heavy equipment 20.4%
Energy and utilities 7.9%

The proforma revenue and operating results above are illustrated based on the assumption that there are no inter-company transactions between GHope Group, KGB Group and Sime Darby Group and do not include the effects of the harmonisation of accounting policies between the 3 groups of companies, any potential revenue and cost synergies that may be derived and integration cost.

We have set out below a detailed description of the 5 core businesses of the enlarged Synergy Drive group.

A. PLANTATIONS

Upon completion of the Proposed Merger and the listing of Synergy Drive, Synergy Drive will have a significant presence in both upstream and downstream palm oil activities. Synergy Drive will be a global leader in palm oil origination. The companies within GHope Group, KGB Group and Sime Darby Group involved in plantations are referred to as the "**Plantations Group of Companies**".

We have summarised below the plantation activities of the Plantations Group of Companies:

		GHope Group	KGB Group	Sime Darby Group
(i)	Develop, cultivate and manage oil palm plantation	√	√	√
(ii)	Milling of FFB into CPO and PK	√	√	√
(iii)	Production and sales of oils and fats (which includes specialty and end user fats)	√	–	√
(iv)	Other related upstream palm oil activities such as:			
	(a) production and/or sales of oil palm seeds and seedlings;	√	√	√
	(b) research and cloning of oil palm for sale; and	√	√	–
	(c) research and breeding programme of oil palm seeds for sale	√	√	–
(v)	Production and sales of biodiesel	√	–	–

The Plantations Group of Companies will also be involved in developing, cultivating and managing rubber plantations and other related downstream plantation activities such as manufacturing of latex concentrate, standard Malaysian rubber and epoxidised natural rubber, production and sales of rubber footwear products, and production and marketing of aeroponic vegetables. In addition, the Plantations Group of Companies will also be involved in the provision of plantation/agricultural consultancy services. However, these are not expected to form a large portion of the plantations business of the enlarged Synergy Drive group.

Palm oil, and oils and fats are expected to be the major contributor to the operating results of the enlarged plantations business.

(I) Oil Palm Plantations Business

(a) Land area and maturity profile of oil palm plantations



Planted land area of oil palm plantations
Ha
600,000
500,000
400,000
300,000
200,000
100,000
0
170,333
271,701
80,163
522,197
123,387
144,055
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
KLK
IOI

On a proforma basis, as at 30 June 2006 for GHope Group and Sime Darby Group, and 31 December 2006 for KGB Group, the Plantations Group of Companies' plantations span across a total land area of 559,963 Ha, of which 522,197 Ha or 93.3% is planted. Of the total planted area, 329,526 Ha or 63.1% is located in Malaysia while the remaining 192,671 Ha or 36.9% is located in Indonesia. Out of the 522,197 Ha of planted area, 479,860 Ha or 91.9% comprise mature oil palm plantations.

(b) FFB production



FFB Production
MT
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
3,295,976
4,481,119
1,624,097
9,401,192
2,422,487
3,674,483
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
KLK
IOI

The proforma combined FFB production of the Plantations Group of Companies, for the financial year ended 30 June 2006 for GHope Group and Sime Darby Group, and 31 December 2006 for KGB Group ("**FY2006**") is 9,401,192 MT.

(c) *Mills and production*

The Plantations Group of Companies collectively own 62 mills, of which 42 mills are located in Malaysia and the remaining 20 mills in Indonesia. However, as part of the plans to derive synergies from the Proposed Merger, there are plans to optimise mill routing and capacity utilisation, by consolidating milling activities in the most cost efficient manner. Accordingly, mill capacities may be consolidated in the future.


Mill Capacities
MT
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
5,292,000
7,154,000
2,406,000
14,852,000
3,900,000
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
IOI

The yearly maximum capacity of the Plantations Group of Companies is 14,852,000 MT of FFB (based on 20 hours per day, 300 days per year and the respective mill's maximum capacity per hour). The proforma average utilisation rate, for FY2006, is 70.1%, with 10,411,365 MT of total throughputs.


CPO Production
MT
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
771,835
1,072,507
364,745
2,209,087
805,627
GHope
KGB
Sime Darby
GHope + KGB + Sime Darby
IOI

For FY2006 the Plantations Group of Companies produced a total of 2,209,087 MT of CPO and 512,667 MT of PK.

(ii) **Oils and Fats Business**

The operations of the oils and fats business can be categorised into food and non food-based.

(a) *Food-based operations*

The enlarged Synergy Drive group will have edible oils and fats refineries in the Netherlands, Malaysia, Thailand, Vietnam, South Africa, Morocco (associated company) and Bangladesh (associated company).

The refineries' operations in the Netherlands are undertaken by Unimills B.V. ("**Unimills**"), one of the largest diversified oils and fats blend manufacturers in Europe, with products supplied mainly to manufacturers of margarine, dairy, confectionary and snack products.

The refineries' operations in Malaysia are undertaken by Golden Jomalina Food Industries Sdn Bhd ("**Golden Jomalina**"), Austral Edible Oil Sdn Bhd ("**Austral**") and Kempas Edible Oil Sendirian Berhad ("**Kempas**").

Golden Jomalina produces a complete range of semi-refined and fully refined palm oil products and their fractions as well as refined PK oil, supplied in bulk and various containers. In addition, it produces consumer products, ranging from vegetable ghee, shortening and dough fat to industrial margarine and cooking oil, packed in various materials and sizes.

Austral operates a refinery and a PK crushing plant in Bintulu, Sarawak. The company offers fully refined palm oil and its fractions, and crude PK oil and PK cake.

Kempas' refinery is located in Pasir Gudang, Johor and is one of the manufacturers of palm oil-based vegetable oil and specialty fats.

The refineries' operations in Thailand are undertaken by Morakot Industries Public Company Limited ("**Morakot**"). Morakot is Thailand's leading refiner and manufacturer of cooking oil under the "Morakot" brand. The company's brand is the first palm-based cooking oil in Thailand to be awarded the 'Halal' certification.

In Vietnam, the enlarged Synergy Drive group will have its own brand of consumer packed cooking oils under the brand name known as "Marvela" and shortening and dough fat to industrial customers.

The operations in South Africa are undertaken by Hudson & Knight (Proprietary) Limited ("**Hudson & Knight**"), which operates a refinery and bakery fats business. Hudson & Knight also produces and sells cooking fats and frying oils, through the "Holsum" and "Crispa" brands respectively.

(b) *Non food-based operations*

Synergy Drive's involvement in the non food-based operations, namely oleochemicals, will be through Cognis Oleochemicals (M) Sdn Bhd ("**Cognis**"). Cognis is a producer of oleochemicals (fatty acids and glycerine) and oleochemical derivatives (oil field chemicals, ozone acids and lubricants).

In February 2006, Cognis expanded its business beyond Malaysia by acquiring from Cognis GmbH and its subsidiaries, 6 companies incorporated in the United States of America, Canada, Germany, Brazil, United Kingdom and Japan which own and operate oleochemical businesses with fatty acids, glycerine, hardened oils, triacetine, ozone acids, oilfield esters and chemicals, polyvinyl chloride lubricants and plasticisers.

In biodiesel, GHope is one of the first companies to commercialise palm oil-based biodiesel production in Malaysia when it started its first dedicated biodiesel plant in mid-2006. It has expanded its biodiesel business with commercial production of palm oil-based biodiesel at its second plant in May 2007 and construction of its third plant at Rotterdam, which is expected to be commissioned by 31 December 2007. Accordingly, the enlarged Synergy Drive group is expected to have 3 biodiesel plants by 31 December 2007.

(iii) Benefits from the Proposed Merger

The plantations business of the enlarged Synergy Drive group is expected to derive the following benefits from the Proposed Merger:

(a) Scale of plantations operations

Synergy Drive will have a combined land area of 559,963 Ha. The enlarged scale of the plantations operations is expected to provide cost savings opportunities when dealing with suppliers for the procurement of plantation materials and equipment, due to the increased bargaining power.

Additionally, maturity profiling will be more efficient as replanting can be planned based on a larger land bank, and unplanted land can be efficiently utilised and allocated within the enlarged Synergy Drive group after the Proposed Merger using shared research and development activities as mentioned in part (c) below. It is anticipated that the enlarged Synergy Drive group will have a more comprehensive replanting and development plan.

(b) Advantages of the network of the Plantations Group of Companies and increased utilisation of mills and production

The Plantations Group of Companies' estates are situated strategically throughout Malaysia and Indonesia. Some of the estates and mills of the Plantations Group of Companies are located adjacent to or close to each other. The estates of the Plantations Group of Companies have good infrastructure and developed transportation networks which will enable Synergy Drive to achieve some operational cost savings by leveraging on their estate and mill network. The combined wider network also provides opportunities for the Plantations Group of Companies to consolidate mill operations, equipment and human resources for further economies of scale.

In particular, the Plantations Group of Companies can consolidate and optimise its mills including allocating more FFB to nearby mills which have yet to achieve maximum capacity, from nearby estates of the Plantations Group of Companies. This is expected to improve crop quality, increase the production efficiency of CPO and PK of the combined Plantations Group of Companies, reduce transportation costs and travel time between estates and mills, and reduce reliance on third parties for FFB purchases and sales. The details of the potential cost and revenue synergies are set out in Section 8.

(c) *Sharing of research and development, and the capability to increase yield and extraction rates*

The Plantations Group of Companies are not only exploring methods to increase yields, enhance plant resilience and improve extraction rates, but are also experimenting with various replanting and harvesting techniques such as high density planting, mechanisation, mulching and fertilisation, as well as using quality planting materials to improve the FFB quality and yields, and to reduce its planting and operation costs.

The Plantations Group of Companies have separate research and development activities. Going forward, Synergy Drive will be able to share and combine research and development activities, and benefit from each others' years of research results, thus reaping the benefits of economies of scale and also freeing up more resources in order to better focus and increase expertise in other areas of operations.

(d) *Ability to leverage on management expertise*

The management team of the Plantations Group of Companies has extensive experience in the management of plantations operations. The Proposed Merger provides an opportunity for the respective plantations management teams of GHope Group, KGB Group and Sime Darby Group to share best practices, upon which Synergy Drive can leverage for further performance enhancement.

B. PROPERTY DEVELOPMENT

The property business of the enlarged Synergy Drive group will comprise the existing property businesses of GHope Group, KGB Group and Sime Darby Group. Therefore, the enlarged property business is positioned as an established integrated property player with the largest land bank, presently focused on property development. While the other operations such as property investment, property management and hospitality are not material to the property business of the enlarged Synergy Drive group, they may be expanded in the future.

The companies within GHope Group, KGB Group and Sime Darby Group which are involved in property development are referred to as the "**Property Group of Companies**".

We have set out below a brief description of the major properties developed or currently being developed by the Property Group of Companies.

(i) Properties to be developed through GHope Group

The major property developments of GHope Group which are undertaken through Negara are Melawati Township, Saujana Impian Township (Kajang), Nilai Impian and Nilai Utama. As at 31 May 2007, the total GDV of the aforementioned projects amounts to RM2,918.7 million while the total sales value since the launch was RM1,641.7 million.

The Melawati Township is a 486 Ha township located strategically near the Middle Ring Road II ("**MRR2**") comprising commercial and residential properties with a GDV of RM1,298.8 million and a take-up rate of 100% as at 31 May 2007.

The Saujana Impian Township in Kajang is a 243 Ha resort-themed township with a GDV of RM566.2 million and a take-up rate of 93% as at 31 May 2007. It is easily accessible via several major highways such as the Kuala Lumpur-Seremban Highway, Shah Alam Expressway, South Klang Valley Expressway and the MRR2.

Nilai Impian and Nilai Utama are modern and integrated mixed-developments comprising industrial, commercial and residential components with a GDV of RM1,053.6 million and a take-up rate of 75% as at 31 May 2007. Nilai Impian and Nilai Utama cover an area of 522.4 Ha and are located along the Kuala Lumpur-Seremban Highway.

(ii) Properties to be developed through KGB Group

Property development projects of the KGB Group are spearheaded by Guthrie Property Development Holding Berhad ("**GPDH**") which is developing Bukit Jelutong, Bukit Subang 1, Denai Alam (*previously known as Bukit Subang 2*) and Sungai Kapar Indah. As at 31 May 2007, the total sales value since the launch of Bukit Jelutong, Bukit Subang 1, Denai Alam and Sungai Kapar Indah was approximately RM3,969.9 million.

Bukit Jelutong is GPDH's maiden development and is located in Shah Alam. Launched in 1995, Bukit Jelutong is a low density township designed with wide open spaces and landscaped recreational parks. It is a mixed development of residential, commercial and industrial properties on 892 Ha of freehold land with a GDV of RM4,235.6 million and a take-up rate of approximately 96.5% as at 31 May 2007. Bukit Jelutong is accessible via the Federal Highway, North Klang Valley Expressway ("**NKVE**"), North-South Expressway Central Link ("**ELITE**") and Guthrie Corridor Expressway ("**GCE**").

Bukit Subang 1 is the second development undertaken by GPDH. Bukit Subang 1 is located approximately 7 km to the North of Bukit Jelutong and 13 km from the city centre of Shah Alam. Launched in 1998, Bukit Subang 1 comprises residential and commercial properties catering for affordable low-cost to medium-cost properties on 101 Ha of freehold land with a GDV of RM371.6 million and a take-up rate of approximately 98.1% as at 31 May 2007.

Denai Alam is located along the GCE and about 5 km North of Bukit Jelutong. The Denai Alam township is planned with a unique "Denai" concept which is a 4.8 km continuous green space surrounding the development. Planned as a mixed development, Denai Alam comprises medium-cost to high-end double-storey linked houses and commercial properties on 372 Ha of freehold land with a total GDV of RM1,935.1 million. The development was launched in November 2004 and recorded approximately RM153.5 million of sales and a take-up rate of approximately 79.2% as at 31 May 2007.

Sungai Kapar Indah is a self-contained mixed-development located in Klang. Sungai Kapar Indah comprises low-cost and medium-cost residential units and commercial properties on 251 Ha of land with an estimated GDV of RM543.6 million and a take-up rate of 99.4% as at 31 May 2007.

KGB Group has substantial land bank along the GCE which has immediate and medium term growth prospects. The land banks are strategically located at the various interchanges along the GCE at Bukit Subang 1, Denai Alam, Ladang Elmina and Ladang Lagong.

(iii) Properties to be developed through Sime Darby Group

The major property development projects launched by the Sime Darby Group are located in Malaysia and Singapore. As at 31 May 2007, the total GDV of the property developments in Malaysia set out below is RM8,736.2 million with the sales value since the launch of these projects totalling RM4,209.6 million, while the total GDV of the property developments in Singapore set out below is SGD248.7 million (equivalent to RM570.0 million) with the sales value since the launch of these projects totalling SGD238.0 million (equivalent to RM545.5 million).

(a) Malaysia

Sime UEP is the developer of the Subang Jaya township, which was launched in 1974 and the more recent UEP Subang Jaya ("**USJ**"). With the development of Subang Jaya and USJ reaching saturation point, Sime UEP is presently focused on developing other areas, including Putra Heights, Bandar Bukit Raja, Ara Damansara and various developments near USJ such as Pinggiran USJ and Taman Perindustrian USJ.

Putra Heights is a 727 Ha township situated in the Klang Valley, and comprises mixed development of landed residential properties and shop-office properties. Launched in 1999, the total GDV launched of Putra Heights is RM1,831.4 million whilst the average take-up rate is 93.2% as at 31 May 2007. Putra Heights is strategically situated along the North-South highway which leads to Putrajaya, Cyberjaya and the Kuala Lumpur International Airport, and can be accessed via the Lebuhraya Damansara Puchong.

Bandar Bukit Raja is an integrated and self-contained township in Klang, spanning 2,179 Ha. Launched in August 2002, Bandar Bukit Raja comprises residential properties such as low-cost apartments and linkhomes. In addition, the development in Bandar Bukit Raja comprises commercial, institutional and industrial properties. The total GDV launched of Bandar Bukit Raja is RM430.5 million whilst the average take-up rate is 75.5% as at 31 May 2007. Bandar Bukit Raja is accessible via various transportation networks such as the Federal Highway, NKVE and New North-Klang Straits Bypass.

Ara Damansara is a 299 Ha development located along the Sultan Aziz Shah International Airport Road, between Saujana Golf and Country Club, and Tropicana Golf and Country Resort. Launched in 1999, Ara Damansara comprises residential and commercial properties. The residential properties in Ara Damansara include landed properties, medium-cost and low-cost apartments, and the newly-launched high-end luxury condominiums. Ara Damansara is accessible via the Federal Highway and NKVE. The total GDV launched of Ara Damansara is RM1,186.5 million whilst the take-up rate is 93.5% as at 31 May 2007.

The properties developed in Pinggiran USJ and Taman Perindustrian USJ comprise double-storey linked homes and double-storey shop-offices. The total GDV launched of Pinggiran USJ is RM443.1 million whilst the average take-up rate is 83.4% as at 31 May 2007. The total GDV launched of Taman Perindustrian USJ is RM318.2 million whilst the average take-up rate is 96.3% as at 31 May 2007.

(b) Singapore

Sime Darby Group's main property development projects in Singapore are the Orion and Balmoral Hills.

The Orion is a 27-storey freehold residential development located at 6C Orange Grove Road, Singapore. As at 31 May 2007, the Orion has a GDV of SGD105.7 million (equivalent to RM242.3 million) with a take-up rate of 89.9%, and is scheduled for completion in January 2008. The Orion is priced at an average of SGD1,470 (equivalent to RM3,369) per square foot.

Balmoral Hills is a residential development set on the high ground at Balmoral Park in prime district 10. Launched in the second-half of 2005, the twin 12-storey blocks comprise 62 freehold apartments priced at an average of SGD1,233 (equivalent to RM2,826) per square foot. As at 31 May 2007, Balmoral Hills has a GDV of SGD143.0 million (equivalent to RM327.7 million) with a take-up rate of 100%, and is scheduled for completion in October 2007.

The property development business of the enlarged Synergy Drive group is expected to benefit from the strength of the Property Group of Companies as follows:

(i) Established track record and market reputation

Each of the Property Group of Companies has an established track record and market reputation.

Negara has been awarded, for its Saujana Impian Township project, the "Excellent Planning in the Category of Township Design" from the Town Planning Institute of Malaysia in 1993. Nilai Impian and Nilai Utama have also been awarded "The Best Planned Integrated Industrial Township of Negeri Sembilan" by the Negeri Sembilan State Government in 1996.

GPDH has established itself as a developer of innovative products and distinctive townships as proven by the recognition and awards received for its Bukit Jelutong and Denai Alam developments from the Malaysian Institute of Planners and Selangor State Government in recognition of the design concepts featured in the aforementioned developments. It has also introduced several innovative products which have been well received by the market such as Lagenda and Tropika superlink houses, and Bangsawan semi-detached houses.

Sime UEP is an established property developer with a strong brand. Credited with the development of the Subang Jaya township which was launched in 1974, Sime UEP is a highly regarded property developer in Malaysia, and has been ranked by the Edge Malaysia as one of Malaysia's top 10 property developers 4 times and awarded the prestigious FIABCI Prix d'Excellence Award twice.

(ii) Quality land bank

GPDH's land banks include parcels of land located in the West and South West of the Klang Valley. In addition, it is also well-positioned to develop KGB Group's land bank which is located along the GCE, which links Shah Alam to Rawang and complements the North South Expressway and NKVE. The GCE is integral to GPDH because it provides easy access to all of GPDH's current and future developments. Part of the said land bank was used for the development of Bukit Jelutong, Bukit Subang 1 and Denai Alam.

Most of Sime UEP's land banks are situated in the surrounding areas of Bukit Raja. Sime UEP is looking to capitalise on the proximity of its land banks to the prime area of Bukit Raja for its future developments.

Further, upon completion of the Proposed Merger, the property development business of the enlarged Synergy Drive group will also have access to a vast land bank presently held by GHope Group, KGB Group and Sime Darby Group for future developments vis-à-vis migration of high potential plantation land to property development.

(iii) Financial Strength

The Property Group of Companies, other than Negara, have strong financial track records and have remained profitable during the last 5 financial years, despite operating under challenging economic conditions and soft property markets.

(iv) Emphasis on quality and delivery time

The Property Group of Companies are committed to high quality standards in their products and services, and delivering properties to customers on schedule. To this effect, certain of the Property Group of Companies have developed stringent quality control and progress monitoring systems involving their employees and business associates such as consultants and contractors. Over the years, their emphasis on quality has earned certain of the Property Group of Companies, several quality awards and certification from various organisations such as SIRIM QAS International Sdn Bhd.

Upon completion of the Proposed Merger, the property development business of the enlarged Synergy Drive group is expected to leverage on the respective strengths of the Property Group of Companies to emerge as a reputable, experienced and financially-stable property developer.

C. AUTOMOTIVE

Our automotive business has distributorships and/or dealerships for some of the well known marques in the countries where we operate.

We set out below the countries where the current automotive business operates and the distributorships and/or dealerships that we hold or operate in the respective countries.

Country	Marque
Malaysia	BMW, MINI, Ford, Land Rover, Hyundai, Inokom and Alfa Romeo
Singapore	BMW, Ford, Land Rover and Peugeot
Thailand	BMW, Mazda, Chevrolet and Volvo
The People's Republic of China ("**China**") (including Hong Kong and Macau)	BMW, MINI, Suzuki, Mitsubishi, Ford, Land Rover, Rolls-Royce, Huanghai Bus* and Peugeot
Australia	Peugeot
New Zealand	BMW, Alfa Romeo, Audi, Chrysler, Ferrari, Fiat, Jeep, Maserati, Peugeot, Porsche, Suzuki, Volkswagen, Kia and Nissan for cars, and Hino, Mack, Renault and Nissan for trucks

Note:

* *Commenced from December 2006.*

The automotive business relies on its principals and/or distributors for the supply of motor vehicles. Upon completion of the Proposed Merger, Synergy Drive intends to continue to strive to maintain a close and cordial relationship with these principals and/or distributors.

However, given that the automotive business distributes and/or sells several marques across the region, the risk of over-reliance on a single marque for its operation is, to a certain extent, minimised.

D. HEAVY EQUIPMENT

Our Group is the exclusive Caterpillar dealer for the sale and rental of Caterpillar heavy equipment, parts and service support in Malaysia, Singapore, Hong Kong Special Administrative Region ("**Hong Kong SAR**"), Brunei, China (7 provinces), the states of Queensland and Northern Territory of Australia, Papua New Guinea, New Caledonia, the Solomon Islands, Republic of Maldives and Christmas Island (Indian Ocean).

The heavy equipment division in Malaysia is led by Tractors Malaysia Holdings Berhad. It is primarily involved in the sale, rental, distribution and support of Caterpillar heavy equipment, Case New Holland agricultural machinery and other related equipment.

In Singapore, Tractors Singapore Ltd specialises in the design, supply, testing and commissioning of Power System packages for the marine/petroleum sector, in addition to the sale and rental of heavy equipment to the construction sector.

In China, The China Engineers, Limited is the dealer of Caterpillar in Hong Kong SAR, Macau and the 7 provinces in China.

In Australia, this business is handled through the Hastings Deering group which covers Queensland and Northern Territory in Australia, Papua New Guinea, New Caledonia and the Solomon Islands. These territories are rich in mineral resources, and the heavy equipment division in Australia provides parts and service support for heavy equipment and supplies equipment for the mining industry.

For the financial year ended 30 June 2006, the purchase of Caterpillar equipment and engines from Caterpillar Inc contributed approximately 90% to the total purchases of our heavy equipment business.

The operations of the heavy equipment business are heavily dependent upon its continued distribution rights for Caterpillar. The distribution rights will continue until otherwise terminated with or without cause at the prerogative of Caterpillar Inc, upon not less than 90 days notice. *Upon completion of the Proposed Merger, Synergy Drive intends to continue to* use its best endeavours to ensure compliance with the conditions imposed under the respective Sale and Service Agreements, and Distribution Agreements with Caterpillar Inc. It will also strive to maintain the close working relationship with Caterpillar Inc.

E. ENERGY AND UTILITIES

Our energy and utilities business comprises operations in power and engineering services.

The power operations are undertaken by Port Dickson Power Berhad ("**PD Power**"), JanaUrus PDP Sdn Bhd and Laem Chabang Power Co Ltd ("**LCP**"). PD Power operates as an independent power producer. Its plant is situated in Port Dickson and it supplies its daily available capacity and electrical energy to Tenaga Nasional Berhad ("TNB"). Given that the Power Purchase Agreement entered into between PD Power and TNB is for a period of 21 years commencing from the year 1993, PD Power will have a secure offtaker for the electrical energy output from its power plant. The operation and maintenance of PD Power's plant is managed by JanaUrus PDP Sdn Bhd. LCP's power plant is situated in Laem Chabang Industrial Estate, Chonburi in Thailand. The plant sells its electricity to the national utility company of Thailand, and steam and electricity to industrial customers within the Laem Chabang Industrial Estate.

The engineering services division has businesses in the oil and gas, electrical and electronics, industrial, mechanical and engineering industries. This division specialises in fabrication of offshore structures. It is also involved in the provision of project management services to upstream sectors, and engineering, procurement, construction and commissioning for downstream sectors of the petroleum, petrochemical and power industries. Presently, our listed subsidiary, Sime Engineering, leads the consortium of companies responsible for the construction of the main civil works for the Bakun Hydroelectric Project in Sarawak. In addition, the engineering services division provides support services through Sime Darby Offshore Engineering Sdn Bhd, which provides operation and maintenance to the oil and gas and petrochemical industries.

7. FUTURE PLANS AND STRATEGIES OF SYNERGY DRIVE

Following the signing of the sale of business agreements with the respective Participating Companies (which includes our Company), Synergy Drive has formed a MIC, a Merger Integration Office and 7 sub-committees comprising representatives from the Participating Companies ("**Merger Team**"). Bain & Company SE Asia, Inc has been appointed as adviser on strategic merger integration matters whilst Accenture and A.T. Kearney, Inc. have been appointed as merger integration consultants. Hewitt Associates Sdn Bhd has been appointed to assist with people integration matters for the enlarged Synergy Drive group, including harmonisation of people programs, organisation design and leadership mapping.

The integration team's charter is to develop a masterplan for the integration and to identify the potential synergies that can be extracted from the integration of the Participating Companies.

The masterplan for the integration firstly involves the identification of synergies and key initiatives to extract the synergies. At the same time, the Merger Team with the assistance of the consultants are looking into integration and strategy development for the core businesses of the enlarged Synergy Drive group. Such strategies cover areas such as transformation and positioning of the enlarged Synergy Drive group as an industry leader.

To date, the Merger Team, assisted by the consultants, has identified key synergy areas, along with the plan to capture the synergies. These are subject to further refinement in the subsequent phases in line with the transformation plans that are being developed in areas of operations where there is a significant level of overlap among the Participating Companies, namely:

(i) plantations business;

(ii) property development business; and

(iii) shared services which cover areas such as finance, overheads and administrative support.

Due to the scale of the enlarged Synergy Drive group, the Merger Team is looking at the integration as an impetus for repositioning and transforming the enlarged plantations and property development businesses as an industry leader.

Upon completion of the Proposed Merger, the enlarged Synergy Drive group will have a focused set of businesses that are in key complementary growth sectors. As an enlarged entity, Synergy Drive plans to embark on a 3-phased road map which initial phase is to establish a platform focused on building a strong business engine and internal capabilities of the new integrated group. This phase, which is expected to cover the period between 2007 and 2008, is planned to include putting in place new organisation, management team and key performance indicators, integrating plantations and property development businesses and growing other core businesses to full potential.

The second phase over 2008 and 2009 will be focused on capturing full synergies and operational improvement benefits from the merger of the plantations and property development businesses, launching transformations and driving other core businesses to full potential.

By 2010, when the third phase is expected to commence, the Merger Team expects the plantations and property development businesses of the enlarged Synergy Drive group to be fully integrated and positioned to embark on then identified areas of growth and opportunities.

In terms of each of the core businesses of the enlarged Synergy Drive group, in addition to the plans for extraction of synergies as set out in Section 8, the Merger Team plans to adopt the strategies set out below.

(i) PLANTATIONS

Upon completion of the Proposed Merger, the enlarged Synergy Drive group intends to continue to focus on upstream activities, which is the most profitable part of the oil palm plantations value chain presently. The enlarged plantations business allows the enlarged Synergy Drive group to be a strong counter-weight to the growing power of traders and other large plantations players.

For its upstream activities, Synergy Drive aims to achieve the lowest industry cost, high asset efficiency and strong growth through the following:

(a) increasing the proportion of its upstream activities which are involved in low-cost origination in selective regions;

(b) migrating high cost land to alternative uses by capitalising on the symbiotic relationship between the plantations and property development businesses; and

(c) creating opportunities for non-asset intensive growth through integrated plantations services and originating palm oil from third parties.

Synergy Drive aims to participate selectively in mid/downstream activities to realise highest value through, amongst others, participating selectively in downstream activities through strategic partnerships or own presence.

(ii) PROPERTY DEVELOPMENT

Upon completion of the Proposed Merger, the enlarged Synergy Drive group aims to be Malaysia's leading developer of quality residential and commercial communities. The following key strategies have been developed to achieve this objective:

(a) proactively manage land bank to enhance portfolio quality and increase asset turnover by sourcing high potential land from the plantations division and divesting non-productive assets;

(b) strengthen brand value and build reputation for customer-centric product innovation and quality to command premium pricing;

(c) achieve best-in-class cost management through leading edge operational practices and execution excellence; and

(d) build management strength and technical capabilities.

In addition, the enlarged Synergy Drive group will continue to participate selectively in and grow its existing complementary businesses such as asset management and enter into strategic partnerships to strengthen its businesses.

(iii) OTHER CORE BUSINESSES

The other core businesses, namely automotive, heavy equipment and energy and utilities, will continue to implement their existing growth strategies and build on their respective established positions.

The automotive business of our Group has distributorships and/or dealerships for some of the well known marques such as BMW, Ford and Land Rover, in the countries where we currently operate. The automotive business will build on its extensive network and strive to expand its representation of the luxury marques it is currently engaged in.

Our Group has the exclusive Caterpillar distribution rights for the sale and rental of Caterpillar heavy equipment, parts and service support in Malaysia as well as in certain countries/territories in the Asia Pacific region. The heavy equipment business will continue to pursue its growth to capitalise on the continuing demand for infrastructure, mining, timber, and oil and gas industries across the Asia Pacific region.

Our Group is one of the established players in the oil and gas platform fabrication in Malaysia as well as one of the players in the energy and utilities business. The energy and utilities business will continue to pursue its growth strategies to take advantage on the strong demand for oil and gas, energy and utilities in tandem with the economic growth.

In addition to the above, the management of Synergy Drive may consider appropriate plans in respect of the non-core businesses of the enlarged Synergy Drive group.

8. SYNERGIES

The Merger Team, assisted by the consultants, has estimated the synergies, as disclosed below, that can be expected beginning 1 July 2009 for the financial year ending 30 June 2010, given the expected integration completion in April 2008. The synergies estimates exclude the expected natural improvement and present planned improvements of each of the Participating Companies agreed by the management team of the Participating Companies, and are presented net of the impact of estimated recurring annual cost arising from the integration identified to date. In addition, the synergies estimates have not taken into consideration, amongst others, the effects of the harmonisation of accounting policies and the new accounting standards to be applied by the enlarged Synergy Drive group, and any inter-company transactions between GHope Group, KGB Group and Sime Darby Group.

You should not deem the revenue and cost synergies as profit forecast by the Board of Synergy Drive or the Participating Companies. Instead, the revenue and cost synergies estimates represent preliminary expectations, derived based on certain assumptions, with the key assumptions being highlighted below, and are subject to changes and refinement as the Merger Team continues to establish and implement the strategies for integration and transformation. In addition, you should note that the estimation of integration cost is presently on-going.

The key assumptions upon which the revenue and cost synergies have been derived are as follows:

(i) There will be no significant changes in the prevailing political, legislative, economic, market, taxation, foreign exchange and interest rates, inflation conditions both within and outside of Malaysia that will affect the businesses of the enlarged Synergy Drive group.

(ii) There will be no unfavourable weather conditions, natural disasters or major disasters, breakout of diseases, pests or major disruption in the planting, harvesting and other estate works, arising from industrial disputes, labour shortage, or any abnormal circumstances that will adversely affect the production, yield, oil and kernel extraction of the plantations, and there will be no major breakdown of equipment and facilities of the enlarged Synergy Drive group.

(iii) There will be no significant increases in wages, overheads and operating expenses and the increase is expected to be in line with inflation and industry expectations.

(iv) The average selling prices for CPO and PK are assumed to be at the prevailing average for the past 1 year.

(v) Capital expenditure, and planned planting and replanting expenditure programmes will be implemented as scheduled, and there will be no material acquisitions or disposals of property, plant and equipment.

(vi) There will be no material changes in infrastructure, construction and other related costs that will be incurred by the enlarged Synergy Drive group, including steel and concrete that may affect the cost for the property projects undertaken by the enlarged Synergy Drive group.

(vii) The launch date, commencement and completion of all identified property development projects will take place as scheduled. The expected number of sales units will be achieved as planned and sales units will be sold at the anticipated selling prices. There will be no significant deviation or delay from the expected physical completion and handover date for all phases under development.

(viii) There will be no acute shortages of labour and materials in the industry. There will be no major disruption to the services provided by contractors. The contract sums/prices will be maintained at the level computed. The cost of contractors will not be affected to a material extent by variation orders, disputes with contracts (if any) and/or unfavourable conditions.

(ix) There will be no significant delays in obtaining the relevant approvals for the project development activities. All planned development activities will also be approved by the relevant authorities. There will be no significant changes in authorities' approval policies.

(x) The designated key management team members of the enlarged Synergy Drive group remain relatively unchanged.

Based on the above, the preliminary estimate of the synergies that can be expected beginning 1 July 2009 for the financial year ending 30 June 2010 can result in EBIT improvements ranging from RM400 million to 500 million per annum. The EBIT improvements are expected to arise from both revenue and cost synergies.

A description of the key areas from which the above synergies are expected to be derived is set out below.

(i) PLANTATIONS

Amongst the areas of operations identified above, the plantations business provides the most significant potential for synergies, given the enlarged scale of the plantations business of the enlarged Synergy Drive group. The potential synergies arising from the merger of the plantations business of the Participating Companies comprise both cost and revenue synergies, with the key areas as follows:

(a) Cost synergies

The key potential areas of cost synergies are as highlighted below:

(aa) Optimising mill routing and capacity utilisation

2 potential areas of synergies in terms of optimising mill routing and capacity have been identified. Presently, each of GHope Group, KGB Group and Sime Darby Group has their respective mills, with different proximity to the estates, some of which are located within close proximity of each other. Therefore, looking from the perspective of an integrated entity, not all FFB are currently processed at the closest mill belonging to the enlarged Synergy Drive group.

With the integration of the plantations business, the enlarged Synergy Drive group can better optimise the use of its mills, by consolidating milling activities in the most cost efficient manner. In addition to optimising utilisation of capacity in each of the mills, the consolidation of milling activities is also expected to reduce estate-to-mill FFB transportation costs. As part of the mills routing optimisation, the overall distance in terms of FFB transportation is expected to be reduced.

(bb) *Fertiliser optimisation*

Fertiliser cost is the largest component of non-labour costs that contributes significantly to all estate costs.

Presently, each of the Participating Companies is paying a different price for their fertilisers, and has different application policies. Through benchmarking the prices paid for fertiliser, the Participating Companies can better manage their overall costs.

The Participating Companies can realise additional cost synergies through the sharing of knowledge and expertise and also by developing and adopting the best practices in fertiliser application polices by aligning the volume, type and technique of each Participating Company.

In addition to the above key areas, other areas that provide potential cost synergies include rationalisation of the transport and logistic network, consolidation of estate and mill management and leveraging on scale to improve procurement cost in other areas such as herbicides and transportation, in addition to fertilisers.

(b) Revenue synergies

A significant portion of the revenue synergies is expected to be derived from the sharing of expertise and the resultant adoption of best practices among the experienced plantations management teams of the respective Participating Companies. The enlarged Synergy Drive group can further tap into the enlarged pool of human resource and select the most appropriate personnel to manage its 2 key sectors of the plantations value chain, namely estate management and mill management.

(aa) *Adoption of best practices in estate management*

The key areas in revenue synergy extraction in terms of estate management are in respect of potential improvement of yields and FFB recovery. In the near term, the management of the enlarged plantations business will be looking into enhancing yields and FFB recovery through sharing of best practices in areas including loose fruit collection, nursery management, replanting standards and fertiliser applications. In order to improve harvesting efficiency, ways of collecting loose fruits and mechanising the harvesting process have been looked at. In the longer term, through the sharing of experience, the enlarged plantation business will look into sharing best practices in terms of replanting, which will cover areas such as the design of the layout of estates and the type of seedlings to be used. The result of these longer term initiatives are only expected to materialise over a longer period, as opposed to the earlier mentioned immediate enhancement through better harvesting and collection practices.

(bb) Adoption of best practices in mill management

The key area in revenue synergy extraction in terms of mill management is in respect of potential milling efficiency. The plantation sub-committee members have compared the oil losses between mills to determine the range of mill performance. They have further discussed the reasons for the differences in extraction efficiency between the mills and have decided that there remains potential for improvement among the mills, both in terms of CPO and PK extraction.

The integration of the plantations businesses provides a platform for the management of the mills to re-examine their practices and to improve processes through best-practice sharing. In addition, in line with the mill optimisation as set out in paragraph (i)(a)(aa) above, there will be upgrades carried out within certain mills to improve on the efficiency of the machinery.

In addition to both the cost and revenue synergies highlighted above, the enlarged plantations business will look across the plantation value chain to target specific areas for margin optimisation. For instance, with the increased CPO production, the refinery business of the enlarged Synergy Drive group can better secure its access to better quality CPO to reduce refining cost and increase the proportion of higher margin products in certain refineries.

(ii) PROPERTY DEVELOPMENT

A significant portion of the synergies is expected to be derived from scale advantage, the sharing of expertise and the resultant adoption of best practices among the experienced property management teams of the Property Group of Companies. The potential synergies arising from the merger of the property development businesses of the Participating Companies comprise both cost and revenue synergies, with the key areas as follows:

(a) Cost synergies

The key potential areas of cost synergies are as highlighted below:

(aa) Leveraging scale for price optimisation from contractors and consultants

Upon completion of the Proposed Merger, the property development business of the enlarged Synergy Drive group can benefit from the combined scale of the Property Group of Companies. The increased pool of contractors bidding for similar tenders by the enlarged Synergy Drive group could lead to a potential reduction in construction costs as contractors offer competitive pricing to win the tenders from Synergy Drive.

In addition, the property development sub-committee is exploring the awarding of contracts on a larger amount to allow the contractors/consultants to achieve economies of scale which can potentially result in lower construction cost for the property development projects.

Premised on the above, Synergy Drive can offer scale benefits/savings (i.e. spreading overheads across larger contracts and increase in procurement scale) to such contractors and thus may be able to share in the resultant scale benefits.

(bb) *Sharing costing data to achieve "best practice" contractor prices*

With the enlarged scale of the property development business of the enlarged Synergy Drive group, the Property Group of Companies could share internal costing data to obtain the contractor prices that are currently "best practice" among the companies. Through this process, the Property Group of Companies can aim towards obtaining best price for better costing.

In addition to the above key areas, other areas that provide potential cost synergies include sharing "best practice" project management experience amongst the Property Group of Companies.

(b) Revenue synergies

Optimising pricing with better market pricing information

Through internal benchmarking of products of comparable quality, better understanding of product pricing can be established leading to potential realisation of higher selling prices. By close alignment and standardisation of similar products with similar specifications and quality, the Property Group of Companies could strategise to realign the selling prices and project launch dates to achieve revenue upside.

(iii) SHARED SERVICES

The shared services category of costs cover areas comprising information technology ("**IT**"), human resource ("**HR**"), finance and other corporate functions, centralised at and carried out by the respective management of the Participating Companies. The relevant sub-committees explored areas in which improvements can take place as a result of the integration of the Participating Companies.

Amongst the initiatives for cost savings identified include:

(a) consolidation of HR operations into a single shared service model to be deployed across the enlarged Synergy Drive group;

(b) consolidation of finance operations, covering areas such as reporting, accounting, budgeting, treasury and cash management;

(c) optimisation of treasury functions through redeployment of excess cash and review of borrowings; and

(d) reduction of cost in terms of other corporate functions such as insurance, corporate legal and secretarial fees, annual report preparation and shareholders' meeting cost, directors' fees and relocation of offices to maximise space utilisation.

The Board of Synergy Drive expects to incur cost in merging and integrating the businesses of our Group, GHope Group and KGB Group. The one-time integration cost comprises costs in relation to branding initiatives, initiatives for the realisation of synergies in the areas of plantations, property development and shared services, as well as fees in relation to the Proposed Merger. The total one-time integration cost, which is expected to be committed up to the financial year ending 30 June 2008, is estimated to be approximately RM300 million, of which approximately RM40 million has been identified to date as relating to capital expenditure items.

9. RISK FACTORS IN RELATION TO THE PROPOSALS

The risks in relation to the Proposals include the following:

(i) Completion risk

The completion of the Proposals is subject to certain conditions which are beyond the control of Synergy Drive and the Participating Companies, such as the approvals of relevant authorities, shareholders and the consents of lenders. There is no assurance that the Proposals will be completed as contemplated by Synergy Drive and the Participating Companies, and that the benefit arising from the Proposed Merger can be realised.

Further, in the event that the Proposed Capital Repayment is not approved or carried out upon completion of the Proposed Disposal, our Company will not have any assets other than the RCPS A. Accordingly, our shareholders will not receive any distribution of RCPS A or such consideration as may be derived from the RCPS A under the Proposals. Please refer to Section 14 for further information in relation to this circumstance.

(ii) Integration risks

Integration risks can be expected to arise when distinct companies are integrated under a single entity. Such integration challenges arise largely due to differences in culture, business processes, practices and policies. In addition, there is no assurance that the anticipated benefits of the Proposed Merger, such as the potential synergies arising from the integration, will be realised, or if realised, will be realised in a timely manner. There is also no assurance that the enlarged Synergy Drive group will be able to generate sufficient revenues from the merged business to offset associated integration costs. The continued growth and success of the enlarged Synergy Drive group will depend on the speed, ease and effectiveness of integration.

Nonetheless, following the signing of the sale of business agreements, Synergy Drive has taken steps to address this risk by forming a MIC and appointing a team of merger integration consultants to study the potential synergies that can be extracted from the Proposed Merger, and identify key strategy areas, design broad integration strategies and develop plans to capture the synergies.

(iii) Involvement by Participating Companies in other businesses

Upon completion of the Proposed Merger, Synergy Drive will have core businesses in plantations, property, automotive, heavy equipment, and energy and utilities.

Whilst shareholders of Sime Darby are already exposed to these core activities, those who elect to receive Synergy Drive Shares will have greater exposure to the plantations and property development businesses upon completion of the Proposed Merger, and accordingly will have greater exposure to the risk factors inherent in the plantations and property development businesses as highlighted in Section 10.

(iv) Borrowings to facilitate the redemption of the RCPS A and the resultant gearing of the enlarged Synergy Drive group

Pursuant to the Proposals, a shareholder of the Participating Companies will have the option to convert the RCPS A received or receivable into 1 new Synergy Drive Share, or receive RM5.25 in cash for each RCPS A due to him.

The Proposed Disposal is conditional on PNB and the unit trust funds providing Synergy Drive with an undertaking to convert any RCPS A received or receivable by each of them into Synergy Drive Shares.

In the event all the shareholders of the Participating Companies, except for PNB and the unit trust funds, decide not to convert the RCPS A that they are entitled to, a total cash sum of RM15.8 billion will be required for payment to the shareholders (including payment for the Negara MGO), which will be sourced through borrowings. This implies that Synergy Drive will potentially need to be able to secure borrowings for up to RM15.8 billion. The additional borrowings can result in a high gearing ratio to the enlarged Synergy Drive group immediately upon the completion of the Proposed Merger, whereby together with the existing borrowings of the Participating Companies and after the harmonisation of accounting policies, the total borrowings of the enlarged Synergy Drive group could potentially be RM22.5 billion, representing a gearing ratio of 9.6 times, in the event the shareholders of the Participating Companies decide to receive cash for their Participating Companies' shares and elect for the redemption of the RCPS A that they are entitled to.

Nonetheless, not all shareholders of the Participating Companies may decide to receive cash for the RCPS A, especially given that the current market prices of the Participating Companies are substantially higher than the cash entitlement sum. Assuming that all shareholders of the Participating Companies decide to convert the RCPS A that they are entitled to, the borrowings of the enlarged Synergy Drive group will amount to approximately RM6.7 billion, representing a gearing ratio of 0.37 times.

In the unlikely event that shareholders of the Participating Companies decide to receive cash via the redemption of the RCPS A, Synergy Drive will initially fund the said cash payment via bank borrowings, which if the size of the redemption is in excess of RM500 million, Synergy Drive can look to refinance the bank borrowings via private debt securities, in view of the ability of the enlarged group to generate cashflows from its 5 core businesses.

The borrowings of KGB Group amount to RM2.7 billion as at 31 March 2007. The borrowings are expected to be repaid through cash proceeds from the divestment of its non-core assets and strong cash flows generated from KGB Group's Indonesian operations. The disposal of Guthrie Corridor Expressway Sdn Bhd and Guthrie MDF Sdn Bhd will raise approximately RM581 million which will be utilised to partly repay its borrowings. The current strong CPO prices will also enhance KGB's ability to repay its borrowings.

(v) Potential taxation implications pursuant to the Proposals

The Proposals and Proposed Merger may have certain taxation implications both within and outside Malaysia, such as stamp duty, loss of tax credits and other tax liabilities, which may be significant to the enlarged Synergy Drive group. However, Synergy Drive has appointed a tax consultant to advise on the tax efficiency of the Proposed Merger and the possible restructuring of the enlarged entity to achieve a more tax efficient structure for the enlarged group.

The enlarged Synergy Drive group's exposure to taxation implications may be mitigated if the application by Synergy Drive to the Ministry of Finance for tax exemption is approved. The extent of the mitigation depends on the nature of the approval of the Ministry of Finance.

(vi) No prior market for Synergy Drive Shares

As there has been no prior market for Synergy Drive Shares, there can be no assurance that an active market will develop upon the listing of Synergy Drive on the Main Board of Bursa Securities, or, if developed, that such market may be sustained.

Further, there can be no assurance that the trading price of Synergy Drive Shares may reflect the enlarged Synergy Drive group's financial and operating conditions, its prospects and the prospects of the industries in which the enlarged Synergy Drive group will operate.

10. RISK FACTORS IN RELATION TO THE CORE BUSINESSES OF THE ENLARGED SYNERGY DRIVE GROUP

The enlarged Synergy Drive group will be subject to risk factors inherent in the core businesses it will be involved in. We have set out below the risk factors relating to these business segments. Shareholders of Sime Darby should note that their participation in the Proposed Merger through the Proposals, will result in greater exposure to plantations and property development businesses and hence, greater exposure to the risks of plantations and property development.

A. PLANTATIONS

(i) Competition from substitutes

Palm oil faces competition from other vegetable oils such as soybean and rapeseed oils. No assurance can be given that the palm oil industry will be able to maintain or expand its existing market share in the future.

However, with the continued support from the Government including extensive research, development and marketing promotion undertaken by Governmental bodies such as MPOB and Malaysian Palm Oil Council, as well as other incentives given to the industry, Malaysian palm oil producers had in the past, expanded their market share in the world's vegetable oil market.

Nevertheless, any significant change in customers' preference towards the substitute oils and fats will affect the demand and prices for palm oil products, and may affect the profitability of the Plantations Group of Companies' operations.

(ii) Competition for resources

(a) Competition on procurement of plantation land

The Plantations Group of Companies compete with other plantation companies in the procurement of suitable plantation land when carrying out expansion plans.

Notwithstanding the above, the Plantations Group of Companies are expected to have more bargaining power in terms of reputation and size when negotiating to procure additional plantation land.

Further, the enlarged Synergy Drive group will be committed to environmental conservation and hence, any future acquisitions of suitable plantation land will be undertaken after taking into consideration the impact on the environment.

(b) Competition on supply of FFB

The Plantations Group of Companies also compete with other commercial millers for the supply of FFB crops in the same region.

However, with the experience in the palm oil industry, the Plantations Group of Companies have developed long-standing good relationships with the respective suppliers to ensure that the supply of raw materials from the suppliers will not be adversely affected and the sale of CPO and PK by the Plantations Group of Companies will remain relatively stable.

The Plantations Group of Companies' mills are strategically located and have enjoyed a strong and steady stream of FFB supplies from its own estates as well as the surrounding small and medium size plantations which do not have their own mill. The current restrictive policies of Government authorities and MPOB of only approving new palm oil mill licences in line with the availability of FFB supply in the region have reduced the problems of excess milling capacity.

(iii) Fluctuations in CPO and PK prices

Crude and processed palm oil are commodity products which are susceptible to supply and demand conditions. The prices of CPO and PK vary day to day and as such, the earnings of the Plantations Group of Companies are subject to market vagaries. Further, trade and exports of the country's crude and processed palm oil products are undertaken in USD, hence, the prices of CPO and PK are highly susceptible to fluctuations in the USD/RM exchange rate. In addition to the exchange rate, the prices of CPO and PK are fundamentally dependent on the supply and demand conditions in the world's oils and fats market.

The Plantations Group of Companies mitigate price fluctuations with forward hedging contracts and by maintaining a globally competitive cost structure for producing CPO.

Further, the enlarged Synergy Drive group will also operate in downstream palm oil activities, which will, to an extent, mitigate any adverse impact on the earnings of the Plantations Group of Companies arising from fluctuations in CPO and PK prices, and dependency on external customers.

(iv) Dependency on labour force including foreign workers

The plantations business is labour intensive in nature. Oil palm plantations require extensive manpower in the nurturing of seedlings, tree planting, manuring, harvesting as well as other routine maintenance work to achieve optimal yield. The palm oil industry has been facing difficulty in recruiting local labour force and therefore has resorted to the employment of foreign workers.

The Plantations Group of Companies' oil palm plantations and mills employ a reasonably large number of foreign workers. The Plantations Group of Companies have always strictly adhered to a policy of employing only legal workers. The automation and mechanisation of some field operations have to some extent, insulated the Plantations Group of Companies from disruptions in terms of labour shortage. Historically, labour shortage has not been a major problem to the Plantations Group of Companies or had a significant impact on their operations and results.

In order to attract and retain employees, the Plantations Group of Companies provide attractive incentives, benefits, welfare schemes and facilities such as clinics, living quarters, schools and sports amenities for their staff members and families. The management team and staff are regularly sent for seminars and training to upgrade their knowledge and skills.

Although the Plantations Group of Companies believe that the continuous improvement in operations processes in the estates and mills can reduce the dependency on foreign workers, no assurance can be given that the Plantations Group of Companies will not face any labour shortage in the future. Further, changes in immigration and labour policies by the Government in respect of foreign workers may affect the availability of labour force for the Plantations Group of Companies, and hence the performance of Synergy Drive.

(v) **Industry life cycle**

Palm oil is a perennial crop and is subjected to physiological stress on a cyclical basis.

Oil palms produce crops throughout the year but there are seasonal variations. Production also varies with age and condition of the oil palms, and the local environment and weather. Annual FFB yield normally experiences a cyclical pattern, with higher yields at certain intervals. An exceptionally high yielding year will be followed by gradually low yielding years, when the oil palms produce lower output as a result of a period of production stress.

For an established estate where FFB yield has stabilised, the decrease of FFB yield can be significant.

Synergy Drive seeks to mitigate this risk by having a balanced maturity profile of the oil palms planting in the Plantations Group of Companies and increasing efficiency to enhance yield per Ha.

(vi) **Bad weather conditions may affect operations**

Weather has strong effects on oil palm production. The weather in Malaysia for the last decade has been affected by global warming and weather phenomenon such as El-Nino and La Nina.

The ever changing and unpredictable weather pattern requires the management of the Plantations Group of Companies to be meticulous and far sighted in terms of their planning. Wet weather adversely affects harvesting and crop recovery as plantations become less accessible due to poor road conditions while dry weather will affect the yield of the oil palms as low rainfall generally equates to lower FFB yields 18 months later.

Although it is impossible to regulate rainfall patterns, the management of the Plantations Group of Companies takes practical steps to mitigate the effect of excessive rainfall or drought. For example, EFB mulching is performed after which the by-products of the EFB are laid out in the field to act as a sponge that can trap water and keep grounds moist to minimise the effect of drought. Also silt pits and trenches are constructed in dry areas to store rain water to minimise the effects of dryness to the oil palms, whilst establishing suitable drainage to flow out excessive water during the wet seasons. The establishment of legume cover crops in the new planting and replanting area helps in moisture conservation.

Notwithstanding that the management of the Plantations Group of Companies is continuously studying and devising ways to ensure consistent yields of FFB during adverse weather conditions, there is no guarantee that adverse weather patterns will not have a severe impact on the production of FFB.

(vii) Business risks inherent in the palm oil industry

The Plantations Group of Companies are not insulated from general business risks as well as certain risks inherent in the palm oil industry. The oil palm plantations business might be affected by the global, regional and national economy, entry of new players, changes in weather conditions, outbreak of pests and diseases, constraints in labour supply, changes in law and tax legislation affecting the palm oil industry, increase in production costs, changes in business and credit conditions, fluctuations in commodity prices and foreign exchange rates, introduction of new technologies, changes in consumers' taxes and threat of substitutes for palm oil products.

Although the Plantations Group of Companies seek to limit these risks through, *inter-alia*, effective resource management, close supervision of its oil palm plantations and effective cost control policy, no assurance can be given that any changes to these factors will not have a material adverse effect on the oil palm industry.

In recent years, palm oil has become increasingly plagued by negative publicity, with certain non-governmental and environmental organisations throughout Europe and the United States of America alleging that palm oil is detrimental to health, and that plantation activities are destroying the habitats of endangered wildlife.

To dispel these misconceptions, the Malaysian Palm Oil Council has publicly opposed these allegations, while the Malaysian Palm Oil Wildlife Conservation Fund was established by the Government to ensure its commitment towards environmental conservation. In addition, in June 2007, representatives from the Plantation Industries and Commodities Ministry, the MPOB, the Malaysian Palm Oil Council, and the Malaysian Palm Oil Association presented their case to the European Union to challenge the aforementioned allegations against palm oil and its related products.

(Source: Malaysian Palm Oil Council website at www.mpoc.org.my and speech by the Plantation Industries and Commodities Minister dated 5 May 2007)

Although palm oil players, associations and the Government have increased their efforts to challenge the aforesaid allegations, no assurance can be given that prolonged efforts to undermine palm oil and its related products will not have a material adverse effect on the palm oil industry.

Additionally, as is normal within the plantation industry, the Plantations Group of Companies face the issue of the expiry of certain lease tenure of plantation land. However, historically, the Plantations Group of Companies have not experienced any problems in extending the lease tenure of plantation land, as and when necessary.

(viii) Monoculture risk

The Plantations Group of Companies are exposed to monoculture risk as a result of their plantation activities being largely concentrated on the cultivation of a single type of crop, namely oil palm. Monoculture risk may arise as these oil palms may be susceptible to an attack by previously undiscovered pests, diseases and plant pathogens.

Whilst the Plantations Group of Companies practise measures to minimise the susceptibility of their oil palms to pests, diseases or plant pathogens, there can be no assurance that such an attack will not occur in the future. The occurrence of such attacks may critically impair the sustainability of the palm oil industry thus adversely affecting the operations, production and yield of the Plantations Group of Companies.

(ix) Risk of pests and diseases may affect operations, production and yield

Oil palms in general are not severely affected by pests and diseases. However, there are occasional outbreaks of pests such as leaf eating insects and diseases that will affect all crops which are grown on a large scale. During the younger stages in their lifecycle, oil palms are also more susceptible to the attack of pests. Any pests and diseases that specifically attack oil palms can materially affect the performance of the Plantations Group of Companies.

The Plantations Group of Companies take adequate measures to control the population of pests in the estates primarily by use of integrated pests management systems and close monitoring to ensure that the population of the pests remain below threatening levels.

Despite these measures, no guarantee can be given that large-scale attacks by pests or diseases will not occur in the future, thus adversely affecting the performance of the Plantations Group of Companies' operations.

(x) Risks associated with breakouts of fire, energy crises and other emergency risks

As in any other business, the breakouts of fire, energy crises and other emergency risks could adversely affect the business operations and financial performance of the Plantations Group of Companies. For instance, a fire breakout may damage or destroy the Plantations Group of Companies' palm oil mills, buildings, plant and machinery, whilst a prolonged breakdown in power supply may disrupt their business operations and progress.

In an effort to mitigate the risk of fire, the management of the Plantations Group of Companies has in place proper fire safety procedures at their respective premises, keeping sufficient level of water in the field or main drain especially in the peat area to prevent major fire outbreaks as well as ensuring that their physical assets have insurance coverage.

There can be no assurance that the insurance coverage will be adequate for the replacement cost of all assets of the Plantations Group of Companies' oil palm estates and palm oil mills or any consequential costs arising therefrom.

(xi) Significant interruption in operations could reduce production capacities

Any significant interruption to business operations as a result of mechanical failures of the mills or natural disasters could materially and adversely affect the business, financial condition and results of operations of the Plantations Group of Companies. Nevertheless, there have been no significant interruptions in the plantations business of the Plantations Group of Companies which had a significant effect on their operations during the past 12 months.

(xii) Environmental laws as well as environmental risks

The environmental aspect of palm oil mills are regulated by the Department of Environment which monitors waste discharge such as effluent discharge. Depending on the locality, each mill is required to ensure that effluent discharges are below a pre-determined waste characteristic, and one such parameter is biochemical oxygen demand levels. Repeated violation will result in severe fines, jail sentences for employees and even the suspension of the mill's operating licenses.

The Plantations Group of Companies are committed to complying with the environmental regulatory requirements and will carry out consistent monitoring of its environmental practices to ensure that they conform to, and exceed industry standards.

In addition, the oil palm plantation industry is also committed to the aspirations of the RSPO, in which GHope, KGB and Sime Darby (through Sime Plantations Sdn Bhd) are members. Moving forward, the enlarged Synergy Drive group will also commit to the objectives of the RSPO. On 8 April 2004, the RSPO was formally established under Article 60 of the Swiss Civil Code with a governance structure that ensures fair representation of all stakeholders throughout the entire supply chain.

The RSPO is an association created by organisations representing all stakeholders throughout the supply chain of palm oil to promote the growth and use of sustainable palm oil and open dialogue with its stakeholders.

In particular, the RSPO will work on the following tasks:

(a) Research and develop definitions and criteria for the sustainable production and use of palm oil;

(b) Undertake practical projects designed to facilitate implementation of sustainable best practices;

(c) Develop solutions to practical problems related to the adoption and verification of best practices for plantation establishment and management, procurement, trade and logistics;

(d) Acquire financial resources from private and public funds to finance projects under the auspices of the RSPO; and

(e) Communicate the RSPO's work to all stakeholders and to a broader public.

(Source for the preceding 2 paragraphs: www.rspo.org)

Although no guarantee can be given for full compliance on the relevant laws, the management teams of the Plantations Group of Companies are confident that the current environmental practices are sufficient in minimising the likelihood of contravention of the applicable laws.

(xiii) Risks associated with construction and operation of a biodiesel plant

In addition to capital outlay required for the construction of a biodiesel plant, the biodiesel plant building effort may be exposed to completion and execution risk by third parties during the construction phase which could lead to the plant operations being delayed. The main risks to the operations of the business are the product take-off, the price of the products, raw materials, CPO price and regulatory changes that may limit access of the palm oil-based biodiesel to the market, which affects its feasibility.

The Plantations Group of Companies seek to mitigate the construction risk by having reputable contractors to build the biodiesel plant and having sufficient funding and being at comfortable gearing levels. To reduce reliance on CPO feedstock, the Plantations Group of Companies have constructed a biodiesel plant with multi-feedstock capability which can reduce the reliance on CPO as the only source of raw material.

However, there is no assurance that the construction of the biodiesel plant will not be delayed or fail, the growth of the business from producing biodiesel being negated due to rising CPO prices or raw material prices, and/or the demand for the final products are not good, thus affecting the results of the enlarged Synergy Drive group.

(xiv) Investment considerations in Indonesia

Oil palm plantation land expansion may lead to the reallocation of land and resources, investment and new infrastructure which, consequently may raise issues relating to land rights between local communities and oil palm plantation companies in Indonesia.

Recently, the Government of Indonesia increased taxes on the export of CPO and its derivatives resulting in the increase of export tax from 1.5% to 6.5%. Such increases may have an impact on the performance of the relevant Plantations Group of Companies which have plantations in Indonesia.

Although the enlarged Synergy Drive group will seek to limit these risks by, amongst others, complying with the relevant laws and regulations applicable in Indonesia, providing community development and being a part of strong palm oil producers associations, no assurance can be given that these risks, if they arise, will not have a material adverse effect on the enlarged Synergy Drive group's businesses.

B. PROPERTY DEVELOPMENT

(i) Cost of development projects

Appreciating land costs and fluctuations in construction costs particularly in terms of material costs (steel and cement) are inherent risks in the property development industry.

Given the extensive land bank of the enlarged Synergy Drive group and the symbiotic relationship between the plantations business and the property development business, strategic plantation land with development potential can be used for property development business. Accordingly, the Property Group Companies are better positioned to address the issues relating to the appreciation of land cost. In addition, the management team have historically been able to manage their costing and pricing practices to address the risk of any cost escalation in property development. Going forward, the enlarged Synergy Drive group can look towards using economies of scale to manage costs relating to the property development business. Consequently, this allows the Property Group of Companies to be more flexible in planning its development projects under different economic climates.

Despite the foregoing, there can be no assurance that any change in the cost of development projects will not have a material impact on the business of the enlarged Synergy Drive group.

(ii) Delay in completion of development projects/Inventory build-up

Timely completion of a development project is dependent on many external factors which may be beyond the control of the Property Group of Companies, such as obtaining approvals from various regulatory authorities as scheduled, sourcing and securing quality construction materials in adequate amounts, and on favourable credit terms, and satisfactory performance of building contractors who were appointed to complete the development project.. Any delay may have a direct impact on the Property Group of Companies' profitability. The Property Group of Companies seek to mitigate this risk through, *inter-alia*, efficient project management and maintaining a good relationship with its contractors. In addition, certain of the Property Group of Companies have a good track record of timely completion of projects with minimal disruption in construction works. Nonetheless, there can be no assurance that the factors mentioned above will not lead to delays in the completion of any development project undertaken by the Property Group of Companies.

In addition, the Property Group of Companies are exposed to the inherent risk of inventory build-up (i.e. property overhang) due to various external factors such as inflation, rising interest rates, negative consumer sentiment, unattractive location of properties or oversupply of properties in the market. Such inventory build-up risk may have a direct impact on the profitability and cashflows of the Property Group of Companies. Notwithstanding the above, the Property Group of Companies seek to mitigate inventory build-up risk through timely launches of quality property developments in strategic locations and active marketing efforts in promoting their property developments which may encourage a higher take-up rate of their properties.

(iii) Competition from other developers

In view of the buoyant property market conditions and the number of property developments launched in 2006, competition from various property developers is intense. The competition are in respect of securing strategically located and reasonably priced land banks, securing labour and building materials and the pricing of the properties. However, certain of the Property Group of Companies have taken practical measures to mitigate this risk, including constant review of their development and marketing strategy in response to the economic conditions and market demands, the adoption of different development concepts and wide mix of properties, stringent quality control and ensuring timely delivery of their properties.

(iv) Quantity and quality of land bank

The success of a property development/developer is very much dependent on the quantity/quality and location of its land bank. There is a need to ensure that the developer has sufficient quality land bank to sustain its operations in the future as well as contribute positively to its future earnings.

Currently, Negara's total land bank of 520.8 Ha is mainly situated in Nilai and the Klang Valley. GPDH's total land bank of 759.4 Ha comprises several parcels of land located at the West and South West of the Klang Valley. Sime UEP has a total land bank measuring approximately 1,565 Ha at strategic locations surrounding Bukit Raja for its current and future development. Notwithstanding the foregoing, the Property Group of Companies have direct access to a vast holding of land bank held by their respective holding and related companies via the migration of plantation land to property development. This can help to ensure that the Property Group of Companies have the necessary land bank to maintain their future operations and manage growth.

Most of the current property development projects of the Property Group of Companies are located at strategic locations with good infrastructure and easy accessibility.

Notwithstanding the above, there can be no assurance that the enlarged Synergy Drive group will be able to secure additional land bank from the open market, which is suitable in terms of quantity, quality and location.

III AUTOMOTIVE, HEAVY EQUIPMENT, AND ENERGY AND UTILITIES

(i) Automotive

(a) *Dependence on distributorships and/or dealerships*

Sime Darby Group holds distributorships and/or dealerships for some of the well known marques within the automotive industry. Each of the agreements with the respective principals or distributors contains conditions or obligations to be fulfilled by Sime Darby Group. The distribution rights will continue until otherwise terminated with or without cause at the prerogative of principals. Further, the agreements with the respective distributors may be terminated in the event of default on the part of the dealers. While Sime Darby Group has been successful in running the distributorships and/or dealerships in Malaysia as well as in other overseas countries without any serious disputes, there can be no assurance that disputes will not arise which may affect the future performance and business of this division.

Nonetheless, the management will continue to take all necessary steps to ensure that the obligations under the respective distributorship and/or dealership agreements are properly complied with.

(b) *Economic and regulatory condition*

The performance of the automotive business is affected by the general economic condition in the countries in which the division operates. A soft car market can adversely affect the performance of the automotive business whilst strong car market can have a positive impact on the performance of the automotive business.

Further, its operation is also subject to the regulatory conditions in the countries in which the division operates. These regulatory conditions include changes in the laws and regulations that govern the automotive industry and tariff structure. Any favourable development in the regulatory condition is expected to improve the performance of this division. Likewise, any adverse development to the regulatory condition can affect the performance of this division.

(ii) Heavy Equipment

Reliance on Caterpillar distribution rights

The heavy equipment business relies substantially on the sale and rental of Caterpillar heavy equipment, parts and service support. Each Sale and Service Agreement and Distribution Agreement with Caterpillar Inc contains conditions or obligations to be fulfilled by Sime Darby Group. The distribution rights will continue until otherwise terminated with or without cause at the prerogative of Caterpillar Inc, upon not less than 90 days notice. In such event, the heavy equipment business will not be able to enjoy the distribution rights of Caterpillar.

Given the significant sales contribution of Caterpillar to the heavy equipment business, upon completion of the Proposed Merger, Synergy Drive intends to continue to maintain and build its working relationship with Caterpillar Inc. In doing so, it will maximise both the business opportunity and the opportunity to satisfy the equipment requirements of the dealership territories. Further, Synergy Drive will also use its best endeavours to comply with the conditions imposed under the distribution agreement.

(iii) Energy and Utilities

(a) Level of oil prices

Oil prices have a direct bearing on the level of activities in the oil and gas industry. Exploration, development and production of crude oil reserves tend to slow down when prices fall to a level where such activities are not commercially viable for the oil and gas operators. Hence, prolonged periods of lower oil prices may discourage various exploration, development and production activities which will in turn result in lower demand for product and services provided by the oil and gas support companies.

On the other hand, during the periods of higher oil prices, it is expected that there may be an increase in oil exploration, development and production activities as the potential return from the upstream activity increases. Hence, in this case, the level of activities in the industry may increase which can lead to a higher demand for products and services offered by the energy and utilities business.

(b) Delay in completion of contracts

Completion of a contract on time is dependent on many external factors which may fall beyond the control of the entities within the energy and utilities business. These factors include obtaining approvals from various regulatory authorities as scheduled, sourcing and securing quality construction materials in adequate amounts, satisfactory performance of contractors and favourable working weather conditions for fabrication works. Any delay caused by any of these factors may have a direct impact on its profitability.

(c) Potential provision for foreseeable contract losses on engineering, fabrication and construction contracts

The energy and utilities business is involved in various engineering, fabrication and construction contracts. Any changes in the cost structure, delay in completion of a contract or cost overruns could result in contract losses and potential provision for such foreseeable losses in the financial statements. As such, there is no assurance that the results of this division will not be adversely affected by such factors that may arise in future.

In addition to the above risk factors which are specific to each core business, the enlarged Synergy Drive group will be subject to the following risks:

(i) Political, economic and regulatory considerations

The enlarged Synergy Drive group will be subject to risks inherent in the plantations, property, automotive, heavy equipment, and energy and utilities industries. These include changes in general economic conditions, changes in Government regulations and policies, and changes to the political environment of Malaysia and other countries where the enlarged entity operates and where products of the enlarged entity are exported to. In particular, the relevant business segments are directly affected by the following:

(a) the plantation segment will be sensitive to changes in labour laws and availability of foreign labour, interest rates, foreign exchange rates, taxation, tariffs and duties. The bilateral relationships between the major trading partners of Malaysia in relation to CPO, such as China, the European Union, India and the United States of America also play an important factor in demand as these countries represent the biggest buyers of the palm oil products;

(b) the property development segment will be sensitive to, amongst others, inflation, interest rate movement, consumer spending confidence, regulation and taxation changes, such as the recent exemption of real property gains tax ("**RPGT**"); and

(c) the automotive, heavy equipment and energy and utilities businesses will be sensitive to, amongst others, the specific regulations that govern the respective and related industries, foreign exchange rates and the performance of the respective sectors that use the products and services which, to a certain extent, will be affected by the overall economic condition in their respective countries.

Although the enlarged Synergy Drive group will seek to limit these risks by, amongst others, expanding its market and customer base, continuously improving efficiency and developing new products and research expertise, no assurance can be given that any change to these factors will not have a material adverse effect on the enlarged entity's businesses.

(ii) Exposure to foreign exchange risk

The plantations business of the enlarged Synergy Drive group involves the cultivation of oil palm, and processing and marketing of CPO, PK and FFB. As the selling prices of CPO and PK are derived from the global commodity price and quoted in USD, foreign exchange rate fluctuations pose a risk to the enlarged group's earnings.

The automotive, heavy equipment, and energy and utilities businesses are similarly exposed to foreign exchange rate fluctuations given that a majority of their operations are outside Malaysia and/or their purchases/sales are in foreign currencies.

In addition, upon completion, Synergy Drive will have the foreign currency-denominated assets and liabilities, such as in Indonesian Rupiah and USD, of the Participating Companies.

There can be no assurance that future exchange rate fluctuations will not adversely affect the financial results of the enlarged Synergy Drive group.

(iii) Dependence on key personnel

The continued success of the merged Participating Companies depends to a significant extent on the ability and dedication of their existing directors and senior management. The loss of any key members of the Participating Companies may adversely affect the enlarged Synergy Drive group's ability to compete effectively. The Proposed Merger may be negatively received by the Participating Companies' employees which may result in an adverse effect on the operations of the enlarged entity. The enlarged Synergy Drive group's future success will also depend upon its ability to attract and retain skilled personnel.

In the sale of business agreements, Synergy Drive has undertaken to make offers of continued employment on remuneration (inclusive of contractual benefits) terms which are no less favourable than that enjoyed by the employees immediately prior to completion of the Proposed Merger. Synergy Drive recognises the importance of the sensitivities during the early stages of the Proposed Merger and has appointed a team of merger integration consultants to identify measures to retain the employees and key personnel of the Participating Companies.

11. PROSPECTS

The prospects of the core businesses of the enlarged Synergy Drive group are set out below.

A. PLANTATIONS

MPOB has projected CPO production to reach 16.5 million MT in 2007. This is a small increase from 15.9 million MT in 2006 given the impact of the floods in end 2006 and early 2007 in the affected oil palm areas (being the southern part of Peninsular Malaysia), and a possible El-Nino weather phenomenon occurring this year.

The outlook for palm oil prices in 2007 is expected to be positive given the above and the projected higher growth in world oils and fats demand against production, mainly due to the following:

(i) the aim by the European Union ("**EU**") to substitute fossil fuel in the transport sector with biodiesel production, where CPO and palm olein are key components in the production. In Asia, Indonesia's government is considering gas stations to carry biofuel blends through an incentive from the government; and

(ii) reduction in Indian duty for vegetable oil, described in detail below.

(Source: The MPOB website www.mpob.gov.my)

Other factors that could potentially affect the growth prospects of the palm oil sector are as follows:

(i) Strong demand from India and China

It is forecast that there will be stronger than expected demand for edible oils from India and China in 2007, which has not been accounted for by major oil palm producers.

Previously, India had employed a tax structure that was not favourable towards palm oil and soybean oil imports. However, on 24 January 2007, the Government of India announced a 10% cut in import duties for refined palm oil and 12.5% cut for CPO, due to shortages in India's domestic supplies of oilseeds. Additionally, international prices coupled with India's inflation rate of 6% have impacted consumers, forcing India to review its stance towards palm oil imports. On 14 April 2007, the Indian government cut import duties by another 10% for refined palm oil and 50% for CPO to keep inflation in check. This is the third cut in 12 months. The reduction was anticipated in view of the global supply of palm oil is expected to decline by between 2.5-3.0 million MT. This is positive for palm oil as it enhances palm oil's competitiveness against soybean oil in India.

(Source: Malaysian Palm Oil Council website at www.mpoc.org.my)

(ii) National Biofuel Policy

The Malaysian Government announced the National Biofuel Policy in August 2005 as a multi-pronged approach to address the nation's dependency on depleting fossil fuels. The policy is aimed at reducing the country's fuel import bill, promoting the demand for palm oil, as well as to shore up the price of palm oil.

(Source: The National Biofuel Policy, Ministry of Plantation Industries and Commodities Malaysia dated 21 March 2006)

B. PROPERTY DEVELOPMENT

The general property market is likely to be buoyant in 2007 driven by new Government incentives intended to boost the property market. The Ninth Malaysia Plan ("**9MP**") suggests that positive long-term fundamentals of the Malaysian property sector are intact.

In April 2007, the Government announced the exemption of RPGT. Property transactions are expected to pick up as property owners no longer have to wait for 5 years to be exempted from paying RPGT on a sale of property. Property value is also expected to increase as the exemption of RPGT will encourage short-term speculative and investment activities.

(Source: Prime Minister's Speech dated 23 March 2007)

Several other initiatives were also undertaken by the Government to improve the growth prospects of the property development sector in Malaysia. The Government has relaxed the legislation for the purchase of properties by foreigners under the "Malaysia My Second Home" programme. In addition, the Government had in December 2006, announced that foreigners no longer require the approval of the FIC to purchase properties in Malaysia which are priced above RM250,000. BNM had also announced in March 2007, a lifting of the limit on residential or commercial property loans that can be obtained by foreigners.

(Source: Prime Minister's Office Press Release dated 20 December 2006 and BNM Press Statement dated 21 March 2007)

Further, in April 2007, the Housing and Local Government Ministry has launched a four-pronged strategy to reduce bureaucracy in real estate and construction sectors and boost the country's competitiveness. The 4 strategies include (i) the creation of a "one stop centre" to reduce the time for property projects approvals from 2 years previously to between 4 and 6 months; (ii) replacement of the Certificate of Fitness for Occupation with the Certificate of Completion and Compliance, which will be issued by professionals i.e. architects or engineers, appointed by the developers; (iii) creation of the position of Building Commissioner, which will be empowered to resolve problems regarding strata titles and dispute between developers and purchasers; and (iv) the "build then sell" concept, whereby incentives will be introduced to encourage adoption of this concept by developers.

(Source: Housing and Local Government Minister's Speech dated 13 April 2007)

However, factors which may dampen property sales in the coming months include price increases (including utility and toll hikes), interest rate developments (to the extent that housing demand remains interest sensitive) and the rise in cost components (such as fuel, steel, cement and aluminium). Landed properties are still resilient in more established townships with new launches recording strong take-ups. In addition, the residential property market is expected to continue to lead the market in terms of price appreciation and buying interest.

C. AUTOMOTIVE

The Malaysian Automotive Association ("**MAA**") announced that the total industry volume for 2007 may reach 500,000 units, up a marginal 1.9% from 490,768 units achieved the previous year. The conservative outlook for 2007 motor vehicle sales was due to factors like high interest rates, more stringent approval on vehicle hire purchase loans, reduced hire purchase repayment periods, higher oil prices, extremely weak used vehicles market that leads to low trade-in value of used vehicles and the modest Gross Domestic Product ("**GDP**") growth forecast of 5.8% in 2007.

(Source: MAA newsletter 2006 available at MAA website at www.maa.org.my)

In May 2007, MAA has announced that the total motor vehicle sales from January 2007 to April 2007 was 16% lower than the motor vehicle sales in the corresponding period in year 2006. The decrease was due to lack of consumers' confidence, difficulty in obtaining hire purchase loans and poor resale value of used cars.

(Source: MAA press release for April 2007 available at MAA website at www.maa.org.my)

D. HEAVY EQUIPMENT

(i) Malaysia

After declining for 3 consecutive years, value added in the construction sector is expected to turn around, led mainly by the civil engineering segment. As the projects under the 9MP are tendered out and implemented, the effects are expected to translate into real activity to support the gradual recovery in the civil engineering segment. Growth is also expected to emanate from construction activities related to the oil and gas sector.

The construction sector would be further enhanced by the higher growth in the non-residential segment, supported by rising demand for office space and increase in the supply of retail space.

(Source: BNM Annual Report 2007)

(ii) Overseas

(a) Australia

Australia ranks àmong the world's top 5 producers of most key mineral commodities, and is currently the fourth largest producer of black coal and manganese. Sustained demand from established markets such as Japan and the Republic of Korea, coupled with a robust increase in demand from industrialising countries such as China and India, have led to price and production increases in 2005/06. With expectations of continued strong global demand and trends of strong capital expenditure in previous years, the Australian production of bulk commodities (i.e. all types of coal and iron ore) has been forecasted to increase by an average of approximately 9%.

(Source: The Minerals Council of Australia website at www.minerals.org.au)

(b) China

In China, rebalancing growth away from investment and export-related activities towards private consumption remains a key focus for policy makers. GDP growth in China is expected to ease moderately in 2007 due to slower exports and policy measures undertaken to restrain over-investment and promote economic rebalancing.

(Source: BNM Annual Report 2007)

(c) Singapore

The sustained recovery of the property market should trigger increased construction activity going forward. Contracts awarded have been on an increasing trend, rising steadily from 2003 to reach SGD16.1 billion last year, a level not seen since 2000.

Indeed, the recovery of the construction sector continued in early 2007, underpinned by ongoing work in the residential segment. The recent spike in raw material costs arising from the sand supply disruptions has not resulted in delays in building projects, although in the future, new developments could be slowed or delayed if sand and concrete become more difficult to obtain. A number of ongoing major projects including the construction of the Marina Bay Financial and Business Centre, the integrated resorts and the downtown Mass Rapid Transit extension will further fuel the recovery in the construction sector.

(Source: Macroeconomic Review issued by the Monetary Authority of Singapore April 2007)

E. ENERGY AND UTILITIES

(i) Power

The overall demand is expected to increase at an average rate of 6.3% per annum during the 9MP period to 2,218 petajoules ("**PJ**") in 2010 due to the higher GDP growth expected for the period. The energy intensity of the economy is projected to increase to 6.3 gigajoules ("**GJ**") in 2010. With the expected improvement in the quality of life of the population, there will be an increase in energy consumption due to, amongst others, the increased use of electrical appliances and more frequent travels. In this regard, per capita consumption of energy is expected to increase from 62.2 GJ in 2005 to 76.5 GJ in 2010.

(Source: 9MP)

(ii) Engineering Services

The mining sector is expected to expand by 2.8%, supported by higher output of crude oil and natural gas. Crude oil production (including condensates) is expected to average 722,500 barrels per day, supported by the commencement of operations at the new Kikeh oil field located offshore from Sabah in the final quarter of the year.

(Source: BNM Annual Report 2007)

12. ESTIMATED TIMEFRAME FOR COMPLETION

We expect to complete the Proposals in the fourth quarter of 2007.

13. OTHER CORPORATE PROPOSALS

As at the LPD, save as disclosed below and the Proposals, there are no other outstanding proposals which we have announced but are pending implementation.

On 28 May 2007, our Company announced that the following agreements had been entered into by the subsidiaries of our Group on 25 May 2007:

(i) Sale and Purchase Agreement by Sime Darby Singapore Limited ("**SDSL**") and Orchard Nominees Private Limited ("**ONPL**"), both of which are our wholly-owned subsidiaries with Rengo Company Limited ("**RCL**") and Thai Containers Group Company Limited ("**TCGCL**") for the disposal of the entire issued and paid-up share capital of Sime Rengo Packaging Singapore Limited ("**SRPS**") comprising 2,400,000 ordinary shares of SGD1.00 each held by RCL and SDSL (through ONPL) to TCGCL.

(ii) Sale and Purchase of Business Assets Agreement by Sime Rengo Packaging (M) Sdn Bhd ("**SRPM**"), our subsidiary, with TCG Packaging (Malaysia) Sdn Bhd ("**TCGPM**"), a subsidiary of TCGCL, for the disposal of certain business assets of SRPM's factory in Subang Jaya.

(iii) Sale and Purchase Agreement by SDSL with SRPS and RCL for the disposal of the entire issued and paid-up share capital of PB Packaging Systems Singapore Pte Ltd comprising 600,002 ordinary shares of SGD1.00 each held by SRPS to SDSL and RCL in the proportion of 66.6% and 33.4% respectively. This transaction was completed on 25 June 2007.

The Proposals are not conditional upon any of the abovementioned proposals or any other corporate exercise/scheme.

14. PRACTICE NOTES 16 and 17 OF THE BURSA SECURITIES LR

If the Proposed Capital Repayment is not carried out after the Proposed Disposal is completed, our Company will not have any assets other than the RCPS A and our shareholders will not receive any distribution of RCPS A or such consideration as may be derived from the RCPS A under the Proposals.

In such an event, Bursa Securities may consider our Company to be a Cash Company under paragraph 8.14B of the Bursa Securities LR, in which case our Company will fall within the ambit of Practice Note 16 of the Bursa Securities LR.

In addition, Bursa Securities may consider our Company to be an affected listed issuer under Practice Note 17 of the Bursa Securities LR as we may be deemed to have:

(i) suspended or ceased all of our businesses as a result of the disposal of our businesses; or

(ii) have an insignificant business or operations.

If the Proposed Capital Repayment is not carried out, our Board will consider various other options available to our Company to distribute the RCPS A or Synergy Drive Shares or cash arising from the redemption of the RCPS A, such as a members' voluntary winding up of our Company.

The above is not applicable if the Proposed Capital Repayment is carried out, as the Proposed Capital Repayment will result in our Company distributing all our assets to our shareholders (whether in the form of RCPS A or such consideration as may be derived from the RCPS A). After the Proposed Capital Repayment, our Company will undertake the Proposed Share Issue and become a subsidiary of Synergy Drive. Thereafter, our Company will be delisted from Bursa Securities.

15. INTERESTS OF DIRECTORS, MAJOR SHAREHOLDERS AND PERSONS CONNECTED

None of the Directors, Major Shareholders of our Company and/or persons connected to them have any interest, direct or indirect, in the Proposed Merger and Proposals except for the following:

(i) PNB and the unit trust funds are the Major Shareholders of, and have nominee directors in, our Company and other Participating Companies (save for Mentakab, GRopel and Sime Engineering); and

(ii) EPF is a Major Shareholder of our Company, Sime Engineering, Sime UEP and also a shareholder of certain other Participating Companies.

Specifically, in respect of our Company and the Proposals, PNB and Skim Amanah Saham Bumiputera have approximately 7.80% and 32.47% shareholding interests respectively in our Company as at 30 June 2007. In addition, EPF has approximately 15.51% shareholding interest in our Company as at 30 June 2007. Yayasan Pelaburan Bumiputra has a deemed shareholding interest in our Company by virtue of its interest in PNB.

Tan Sri Dato' Seri (Dr.) Ahmad Sarji Abdul Hamid, Tan Sri Abu Talib bin Othman, Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali and Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali are nominee directors of PNB and Skim Amanah Saham Bumiputera and they do not have any shareholding in our Company as at 30 June 2007.

However, PNB and the unit trust funds and their nominee directors, EPF and/or persons connected to them, do not have any shareholding, direct or indirect, or directorship in Synergy Drive. Similarly, Synergy Drive does not have any shareholding, direct or indirect, or directorship in the Participating Companies. CIMB and Kadir, Andri & Partners have confirmed to your Board that the Proposals are not related party transactions.

Accordingly, none of our Directors, Major Shareholders and/or persons connected to them are required to abstain from voting under the Bursa Securities LR at our forthcoming EGM.

16. DIRECTORS' RECOMMENDATION

Upon receiving the offer, your Board has sought and received legal advice that the Proposals, including the method of implementation, are legally permissible. After having considered all aspects of the Proposals (including but not limited to the valuation of Sime Darby Group's businesses and undertakings and the issue price of Synergy Drive Shares), your Board is of the view that the Proposals are in the best and long-term interests of the shareholders.

Accordingly, your Board recommends that you vote in favour of the resolutions pertaining to the Proposals to be tabled at our forthcoming EGM.

17. EGM

Our EGM, the notice of which is enclosed with this Circular, will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Friday, 17 August 2007 at 3.30 p.m. or at any adjournment thereof.

If you are unable to attend and vote in person at the EGM, please complete, sign and return the enclosed Form of Proxy to our Share Registrars' office at Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia as soon as possible and in any event no less than 48 hours before the time of the EGM or any adjournment, or in the case of a poll, not less than 24 hours before the time appointed for the taking of the poll. The completion and lodgement of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently decide to do so.

18. FOREIGN HOLDERS

An Election Notice and an accompanying offering document (collectively, the "**Documents**"), to be issued by Synergy Drive, will be sent to our shareholders for our shareholders to decide if they wish to hold Synergy Drive Shares after the Proposed Capital Repayment.

The Documents may not comply with the laws of any country (including its territories, all jurisdictions within the country and any areas of the country subject to its jurisdiction) other than Malaysia ("**Foreign Jurisdiction**"), and will not be lodged, registered or approved in accordance with or under any legislation of any Foreign Jurisdiction.

As a result, the Documents will not be sent to our shareholders without an address in Malaysia ("**Foreign Holders**"). However, Foreign Holders may collect the Documents from our Share Registrar at Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia, who will be entitled to request for such evidence as it deems necessary to satisfy itself as to the identity and authority of the person collecting the Documents.

Alternatively, Foreign Holders who wish to change their address to a Malaysian address should inform their respective stockbrokers. The notification should be done before the entitlement date for the Proposed Capital Repayment, which will be determined and announced at a later date.

Foreign Holders shall have no claims against us, Synergy Drive, CIMB and/or AmInvestment Bank in respect of their participation/entitlements and the relevant laws of any Foreign Jurisdiction to which they are subject.

19. FURTHER INFORMATION

Please refer to the attached Appendices for further information.

Yours faithfully
For and on behalf of the Board of
SIME DARBY BERHAD

Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid
Non-Independent Non-Executive Chairman

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PART B

REPORT FROM AMINVESTMENT BANK, THE ADVISER OF SIME DARBY TO SHAREHOLDERS ON THE FAIRNESS AND REASONABLENESS OF THE PROPOSALS

AmInvestment Bank
Group

Registered Office:

22nd Floor
Bangunan AmBank Group
55, Jalan Raja Chulan
50200 Kuala Lumpur

23 July 2007

To: The Shareholders of Sime Darby Berhad

Dear Sir/Madam,

SIME DARBY BERHAD ("SIME DARBY" OR "COMPANY")

(A) PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL THE ASSETS AND LIABILITIES OF SIME DARBY TO SYNERGY DRIVE BERHAD ("SYNERGY DRIVE"), TO BE SATISFIED BY THE ISSUANCE OF SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES ("RCPS A") ("PROPOSED DISPOSAL");

(B) PROPOSED CAPITAL REPAYMENT TO RETURN THE RCPS A TO THE SHAREHOLDERS OF SIME DARBY ("PROPOSED CAPITAL REPAYMENT"); AND

(C) PROPOSED ISSUANCE OF NEW ORDINARY SHARES OF RM0.50 EACH IN SIME DARBY TO SYNERGY DRIVE ("PROPOSED SHARE ISSUE")

(COLLECTIVELY, THE "PROPOSALS")

AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad) **("AmInvestment Bank")**, a member of the AmInvestment Bank Group, has been appointed as the Adviser to the Company to provide the shareholders of Sime Darby with an independent evaluation of the Proposals and AmInvestment Bank's recommendation in relation to the resolutions pertaining to the Proposals to be tabled at the forthcoming Extraordinary General Meeting.

We are pleased to enclose herewith our report containing our evaluation of the Proposals and our recommendation, for inclusion in the Circular to the shareholders of Sime Darby.

Yours faithfully,
AMINVESTMENT BANK BERHAD

ANUAR OMAR
Director / Head of Corporate Finance

TAN KENG LIN
Director, Corporate Advisory Services
Corporate Finance

AmInvestment Bank Berhad (23742-V)
(Formerly known as AmMerchant Bank Berhad) A member of the AmInvestment Bank Group
22nd Floor, Bangunan AmBank Group, 55, Jalan Raja Chulan, 50200 Kuala Lumpur, Malaysia. P.O. Box 10233, 50708 Kuala Lumpur, Malaysia
Tel: (603) 2078 2633/44/55 Fax: (603) 2078 2842 Telex: AIGB MA 34124 ambg.com.my

DEFINITIONS

In this report, except where the context otherwise requires, the following terms and expressions shall have the following meanings:-

AmInvestment Bank	–	AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad) (23742-V), the Adviser to the Sime Companies for the Proposals
BNM	–	Bank Negara Malaysia
Board	–	Board of Directors
Bursa Securities	–	Bursa Malaysia Securities Berhad (635998-W)
Cash Option	–	An option given to the shareholders of the Sime Companies to redeem each RCPS A received by them pursuant to the Proposed Capital Repayment for RM5.25 cash, by not giving the Election Notice to SD within the Election Offer Period
CPO	–	Crude palm oil
Disposal Consideration	–	The total consideration payable by SD to each of the Sime Companies for the Proposed Disposal, being the Offer Price multiplied by the total number of outstanding shares in each of the Sime Companies (less treasury shares, if any) as at the date of completion
EBIT	–	Earnings before interest and taxation
EBITDA	–	Earnings before interest, taxation, depreciation and amortisation
EGM	–	Extraordinary general meeting
Election Notice	–	The written notice in the prescribed form to be given by the shareholders of the Sime Companies to SD within the Election Offer Period, in the event that the said shareholders wish to elect for the Share Option
Election Offer Period	–	The period of 14 days from the date of issue of the RCPS A or such other period as agreed in writing by SD, during which the shareholders of the Sime Companies may give their Election Notices to SD
Entitlement Date	–	The date and time to be determined and announced by each of the Sime Companies after all relevant approvals required for the Proposals have been obtained, in order to determine their shareholders who are entitled to participate in the Proposed Capital Repayment
EPS	–	Earnings per share
ESOS	–	Employee share option scheme
EV	–	Enterprise value, which is the sum of a company's market capitalisation, minority interests and net debt
FIC	–	Foreign Investment Committee

FYE	–	Financial year ended / ending
Golden Hope	–	Golden Hope Plantations Berhad (29992-U)
Guthrie	–	Kumpulan Guthrie Berhad (4001-P)
H & L	–	Highlands & Lowlands Berhad (24817-H), a subsidiary of Guthrie
High Court	–	The High Court of Malaya
Issue Price	–	The issue price of the RCPS A, being RM5.25 per RCPS A, which is also equivalent to the conversion price of the RCPS A
KLCI	–	Kuala Lumpur Composite Index
Listing Requirements	–	The Listing Requirements of Bursa Securities for the Main and Second Boards
LPD	–	29 June 2007, being the latest practicable date prior to the issuance of this report
Market Day	–	A day on which Bursa Securities is open for the trading of securities
Mentakab	–	Mentakab Rubber Company (Malaya) Berhad (3325-W), a subsidiary of Golden Hope
MI	–	Minority interests
MIC	–	Merger Integration Committee, a committee comprising representatives of SD and the Participating Companies whose roles are to consider any request for approval by the Participating Companies in respect of the matters set out in Section 7.9 of this report, to plan and coordinate the integration and rationalisation processes of SD, to identify areas of synergy across the Participating Companies, and to develop plans to realise the full potential value from the Proposed Merger
MITI	–	Ministry of International Trade and Industry
NA	–	Net assets
Negara	–	Negara Properties (M) Berhad (3432-P), a subsidiary of Golden Hope
Negara MGO	–	The mandatory general offer to be undertaken by SD for all the remaining shares in Negara not held by Golden Hope, upon the proposed disposal of the entire business and undertaking of Golden Hope to SD becoming unconditional
NTA	–	Net tangible assets
Offer	–	In respect of each of the Sime Companies, the offer made by SD to their respective Boards on 27 November 2006 to acquire their respective entire business and undertaking including all their respective assets and liabilities
Offer Price	–	The offer price for the Proposed Disposal, being RM6.46 per Sime Darby Share, RM3.95 per Sime UEP Share, and RM1.57 per SES Share, respectively

Participating Companies	–	Sime Darby, Sime UEP, SES, Guthrie, Ropel, H & L, Golden Hope and Mentakab collectively
PAT	–	Profit after tax
PATMI	–	Profit after tax and minority interests
PBR	–	Price-to-book ratio
PBT	–	Profit before tax
PER	–	Price-earnings ratio
PK	–	Palm kernel
PNB	–	Permodalan Nasional Berhad (38218-X)
Proposals	–	The Proposed Disposal, Proposed Capital Repayment and Proposed Share Issue collectively
Proposed Capital Repayment	–	In respect of each of the Sime Companies, the proposed capital repayment to return all the RCPS A representing the Disposal Consideration to the persons who are their respective shareholders as at the Entitlement Date, including an increase in authorised share capital, a bonus issue and a capital reduction which will be carried out to facilitate the proposed capital repayment
Proposed Disposal	–	In respect of each of the Sime Companies, the proposed disposal of their respective entire business and undertaking including all their respective assets and liabilities to SD
Proposed Merger	–	SD's proposed merger of the businesses of the Sime Darby, Guthrie and Golden Hope groups of companies
Proposed Share Issue	–	The proposed issue of new ordinary shares by each of the Sime Companies to SD simultaneous with the Proposed Capital Repayment, in order for SD to maintain not less than 90% shareholding in each of the Sime Companies
RCPS A	–	The series (A) redeemable convertible preference shares of RM0.01 each to be issued by SD as consideration for SD's proposed acquisition of the entire business and undertaking, including all the assets and liabilities, of the Participating Companies. The terms of the RCPS A are set out in Section 7.1 of this report.
RCPS B	–	The 25,000,000 series (B) redeemable convertible preference shares of RM0.10 each issued by SD to CIMB Private Equity Sdn Bhd at an issue price of RM1.00 each to provide the initial funding for SD
Ropel	–	Guthrie Ropel Berhad (6710-T), a subsidiary of Guthrie
SBA	–	The Sale of Business Agreement dated 24 January 2007 entered into by each of the Sime Companies with SD in relation to the Proposals
SC	–	Securities Commission
SD	–	Synergy Drive Berhad (752404-U)

SD Group	–	SD and its subsidiaries upon the completion of the Proposed Merger, which will comprise the Participating Companies and Negara and their respective subsidiaries
SD Share(s)	–	Ordinary share(s) of RM0.50 each in SD
SES	–	Sime Engineering Services Berhad (582750-H), presently a 70.03% owned subsidiary of Sime Darby
SES Group	–	SES and its subsidiaries
SES Share(s)	–	Ordinary share(s) of RM0.50 each in SES
Share Option	–	An option given to the shareholders of the Sime Companies to convert each RCPS A received by them pursuant to the Proposed Capital Repayment into 1 SD Share, by giving the Election Notice to SD within the Election Offer Period
Sime Companies	–	Sime Darby, Sime UEP and SES collectively
Sime Darby or **Company**	–	Sime Darby Berhad (41759-M)
Sime Darby Group	–	Sime Darby and its subsidiaries
Sime Darby Share(s)	–	Ordinary share(s) of RM0.50 each in Sime Darby
Sime UEP	–	Sime UEP Properties Berhad (5835-W), presently a 51.15% owned subsidiary of Sime Darby
Sime UEP Group	–	Sime UEP and its subsidiaries
Sime UEP Share(s)	–	Ordinary share(s) of RM1.00 each in Sime UEP
VWAP	–	Volume weighted average price

TABLE OF CONTENTS

1. INTRODUCTION

1.1 Salient Terms of the Proposals

On 27 November 2006, SD had made an offer to acquire the entire businesses and undertakings of the Sime Darby, Guthrie and Golden Hope groups of companies, which are held under the Participating Companies.

The offer prices for all the Participating Companies are at a premium of approximately 5% to their last traded share prices on 22 November 2006 before the announcement of the Proposed Merger.

Upon the offer to Golden Hope becoming unconditional, SD will make a mandatory general offer for all the shares in Negara not held by Golden Hope.

The objective of the acquisitions by SD is to merge the businesses of the Sime Darby, Guthrie and Golden Hope groups of companies. Upon the completion of the acquisitions and the listing of SD on Bursa Securities, SD will become the world's largest listed oil palm plantation group by CPO production, with a significant presence in both upstream and downstream palm oil activities. SD will also be one of the global leaders in palm oil origination (i.e. plantation and palm oil extraction), being the most profitable part of the palm oil value chain.

The last traded price on 22 November 2006, offer price and valuation for each of the Participating Companies and Negara are set out in Table 1A.

Table 1A – Participating Companies and Negara: Last Traded Price on 22.11.06, Offer Price and Valuation

Name of Company	[a] Last Traded Price Before Announcement (RM)	Offer Price per Share (RM)	[b] Valuation (RM mil)
Sime Darby	**6.15**	**6.46**	**16,324.6**
Sime UEP	**3.76**	**3.95**	**1,597.8**
SES	**1.49**	**1.57**	**769.4**
Guthrie	4.06	4.27	4,413.9
Ropel	4.24	4.46	566.6
H & L	4.84	5.09	3,076.1
Golden Hope	5.20	5.46	8,261.3
Mentakab	1.86	1.96	118.1
Negara	2.18	2.29	161.7

Notes:-

a *Sourced from Bloomberg*

b *The valuation of each Participating Company and Negara is an indicative valuation, which is arrived at by multiplying the offer price by the sum of the total number of shares in issue and the total number of outstanding ESOS options (if any) as at 30 June 2007.*

As consideration for the Participating Companies' net assets, SD will issue an equivalent value of RCPS A to the Participating Companies. The proposed issue price is RM5.25 per RCPS A.

The share swap ratio for each of the Participating Companies and Negara is set out in Table 1B.

Table 1B – Participating Companies and Negara: Share Swap Ratio

Name of Company	Share Swap Ratio (No. of RCPS A for 1 Share)
Sime Darby	**1.23**
Sime UEP	0.75
SES	0.30
Guthrie	0.81
Ropel	0.85
H & L	0.97
Golden Hope	1.04
Mentakab	0.37
Negara	[a] 0.44

Note:-

a *Assuming that the Negara MGO will be satisfied through the issuance of RCPS A at RM5.25 per RCPS A.*

Upon receiving the RCPS A, the Participating Companies will distribute all the RCPS A back to their respective shareholders via a capital reduction and capital repayment.

Simultaneously, each of the Participating Companies will issue new ordinary shares to SD at par value, in order for SD to maintain not less than 90% shareholding in each of the Participating Companies.

Shareholders of the Participating Companies may elect for either of 2 options within the Election Offer Period:-

(a) Cash Option – redeem the RCPS A for RM5.25 cash per RCPS A; or

(b) Share Option – convert the RCPS A into SD Shares on the basis of 1 RCPS A = 1 SD Share.

However, Sime Darby, Guthrie and Golden Hope cannot convert the RCPS A received by them pursuant to the capital repayment in relation to Sime UEP, SES, Ropel, H & L and Mentakab, as these RCPS A will be distributed to the shareholders of Sime Darby, Guthrie and Golden Hope respectively.

The approval of the SC and the SC (on behalf of the FIC) for the listing of SD on the Main Board of Bursa Securities was received on 16 July 2007. Upon the completion of the Proposals, all the Participating Companies will be de-listed.

1.2 Acceptance of Offer and Execution of SBA

On 20 December 2006, Sime Darby and Sime UEP had announced that their Boards had decided to accept the Offer, and on 21 December 2006, SES had made a similar announcement.

On 24 January 2007, each of the Sime Companies had entered into the SBA with SD in relation to the Proposals.

1.3 Conditions Precedent

1.3.1 Proposed Disposal

The Proposed Disposal is subject to the following conditions:-

(a) The approval of the shareholders of the Company;

(b) SD notifying the Company in writing that the results of the due diligence enquiry carried out by it are satisfactory;

(c) The approval of the SC (on behalf of the FIC) for the Proposed Disposal, the issuance of the RCPS A as consideration, the issuance of SD Shares upon conversion of the RCPS A, and the listing of SD on Bursa Securities, which was obtained on 16 July 2007;

(d) The approval of BNM (if required);

(e) The approval of the SC for the issuance of the RCPS A, the issuance of SD Shares upon conversion of the RCPS A, the listing of SD on Bursa Securities, and the significant change in the business direction of the Company pursuant to the Proposed Disposal, which was obtained on 16 July 2007;

(f) The approval of the MITI;

(g) The approval of Bursa Securities for the transfer of listing status from one of the Participating Companies to SD;

(h) The approval of the lenders of the Company (where applicable);

(i) The decision of the High Court in relation to the Proposed Capital Repayment;

(j) In relation to the Proposed Disposals of Sime UEP and SES, the confirmation by the High Court of the special resolution of the shareholders of Sime Darby for the Proposed Capital Repayment;

(k) PNB and the unit trust funds managed by companies related to PNB providing SD with a written undertaking to convert the RCPS A received by each of them pursuant to the proposed capital repayment of the Participating Companies, into SD Shares; and

(l) The approval of any other relevant authorities or parties, if required.

The completion of the Proposed Disposal is also conditional upon the simultaneous offers to Sime Darby, Guthrie and Golden Hope becoming unconditional in accordance with their terms.

1.3.2 Proposed Capital Repayment

The Proposed Capital Repayment is subject to the following conditions:-

(a) The approval of the shareholders of the Company;

(b) The approval of the SC, which was obtained on 16 July 2007;

(c) The approval of the SC (on behalf of the FIC), which was obtained on 16 July 2007;

(d) The confirmation of the High Court;

(e) The approval of the lenders of the Company (where applicable); and

(f) The approval of any other authorities or parties, if required.

1.3.3 Proposed Share Issue

The Proposed Share Issue is subject to the following conditions:-

(a) The approval of the shareholders of the Company;

(b) The approval of the SC, which was obtained on 16 July 2007;

(c) The approval of the SC (on behalf of the FIC), which was obtained on 16 July 2007; and

(d) The approval of any other authorities or parties, if required.

2. SUMMARY OF OPINION AND RECOMMENDATION

2.1 Valuation of the Sime Darby Group

The Offer values the Sime Darby Group at RM6.46 per Sime Darby Share or approximately RM16,324.6 million, based on the number of outstanding Sime Darby Shares and ESOS options as at 30 June 2007. This is comparable to and approximately 2.6% higher than the equity value of the Sime Darby Group at approximately RM15,912.6 million or RM6.30 per Sime Darby Share on a going concern basis. However, based on the Implied Value, the Sime Darby Group is valued at approximately RM24,587.9 million, which is 54.5% higher than its equity value.

The valuation multiples, namely EV/EBITDA, PER and PBR, represented by the Offer Price and the Implied Value for the Company, as set out in Table 2A, are comparable with those of other conglomerates listed on Bursa Securities. Details of the trading comparables analyses are set out in Section 5 of this report.

Table 2A – Offer Price, Implied Value and Valuation Multiples for Sime Darby

	Offer Price	Implied Value
Per Sime Darby Share	RM6.46	RM9.73
EV / EBITDA	7.8x	11.7x
PER	14.6x	21.9x
PBR	1.7x	2.5x

Note:-

The Implied Value for the Company is derived from the pro-forma valuation of SD Shares based on the closing share prices of all the Participating Companies and Negara as at the LPD, as set out in Section 6.2 of this report. The market prices of the shares of all the Participating Companies and Negara have risen since the announcement of the Offer. This may be attributable to a number of factors, including the expected synergies arising from the Proposed Merger, the overall market rally, and the positive outlook for CPO prices.

2.2 Valuation of the SD Group

Based on the offer prices for all the Participating Companies and Negara, the Offer values the SD Group at approximately RM32,018.2 million (assuming that all the shareholders of the Participating Companies and Negara elect to take up SD Shares and that all the outstanding RCPS B are converted into SD Shares). However, based on the closing share prices of all the Participating Companies and Negara as at the LPD, the pro-forma valuation of the SD Group is approximately RM48,212.9 million **("Pro-forma SD Valuation")**, representing a premium of 50.7% to the Offer valuation. Details of the Offer valuation and the Pro-forma SD Valuation are set out in Section 6 of this report.

The valuation multiples represented by the Offer valuation and the Pro-forma SD Valuation are set out in Table 2B.

Table 2B – SD Group: Offer Valuation and Pro-forma SD Valuation

	Offer Valuation	[a] Pro-forma SD Valuation
Total valuation of SD Group [b]	RM32,018.2 million	RM48,212.9 million
Value per SD Share	RM5.25	RM7.91
EV of SD Group [c]	RM34,311.9 million	RM50,506.6 million
Pro-forma consolidated EBIT of SD Group [d]	RM2,626.1 million	RM2,626.1 million
Pro-forma consolidated PATMI of SD Group [e]	RM1,725.3 million	RM1,725.3 million
Pro-forma consolidated NA of SD Group [f]	RM18,181.5 million	RM18,181.5 million
EV / EBIT	13.1x	19.2x
PER	18.6x	27.9x
PBR	1.8x	2.7x

Notes:-

a *Based on the closing share prices of all the Participating Companies and Negara as at the LPD.*

b *Assuming that:-*

(i) *All the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares;*

(ii) *SD receives full acceptance for the Negara MGO; and*

(iii) *All the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

c *Sum of the total valuation of the SD Group, and its MI and net debt as extracted from the Pro-forma Consolidated Balance Sheets of the SD Group prepared by the management of SD and reviewed by Messrs Ernst & Young.*

d *Based on the pro-forma consolidated EBIT of the SD Group as extracted from the Pro-forma Consolidated Income Statements of the SD Group prepared by the management of SD and reviewed by Messrs Ernst & Young.*

e *Based on the pro-forma consolidated PATMI of the SD Group as extracted from the Pro-forma Consolidated Income Statements of the SD Group prepared by the management of SD and reviewed by Messrs Ernst & Young.*

f *Based on the pro-forma consolidated NA of the SD Group as extracted from the Pro-forma Consolidated Balance Sheets of the SD Group prepared by the management of SD and reviewed by Messrs Ernst & Young.*

The valuation multiples represented by the Offer Price and the Pro-forma SD Valuation, are comparable with the valuation multiples represented by other listed conglomerates and plantation companies as well as the valuation multiples of other comparable offers for plantation companies.

2.3 Other Salient Terms and Conditions and Effects of the Proposals

Apart from the valuations of the Sime Darby Group and the SD Group, we have also evaluated the other salient terms and conditions of the Proposals and we are of the opinion that the said terms and conditions are reasonable and acceptable to the Company. Based on the effects of the Proposals on the Sime Darby Group as set out in Section 4, Part A of this Circular, we also conclude that the Proposals are not expected to have any material adverse financial effects on the Sime Darby Group.

2.4 Options Available to Shareholders

The shareholders of the Company are given 2 options under the Proposed Capital Repayment to realise the returns from their investment in Sime Darby Shares, namely via the Cash Option or the Share Option. This is fair as it gives the shareholders the option to realise their investment in the Company via the Cash Option or to take up SD Shares and participate in SD's future growth. Alternatively, the shareholders could sell their shares immediately in the market as Sime Darby Shares are currently trading at a premium to the Offer Price. We note that since the announcement of the Offer, the price performance, trading liquidity and transacted volumes of Sime Darby Shares have improved as a result of favourable market response to the Offer.

Shareholders should carefully consider their specific investment objectives, financial situation, particular needs and risk profile before making their election under the Proposed Capital Repayment. Shareholders should also note that the SD Group would have a relatively higher exposure to the plantations and property sectors than the Sime Darby Group.

Shareholders who wish to participate in SD's equity should elect for the Share Option. Such shareholders should carefully consider the information set out in Sections 7 to 11 of Part A of this Circular, which contain a detailed discussion of the prospects and risk factors of the SD Group, before making their election under the Proposed Capital Repayment. Shareholders who do not wish to participate in SD's equity should sell their shares in the market if the market price of Sime Darby Shares is higher than the Offer Price, or elect for the Cash Option if the market price of Sime Darby Shares is lower than the Offer Price.

2.5 Recommendation to Shareholders

After having considered all the matters discussed in this report, we are of the opinion that, on the basis of the information available to us, the terms of the Proposals are fair and reasonable to the Company, and accordingly we would recommend that you vote in favour of the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM.

3. KEY CONCLUSIONS

3.1 Valuation of Sime Darby

In arriving at our opinion on the valuation of the Sime Darby Group implied by the Offer, we have considered and evaluated the relevant factors set out in Section 5 of this report which we consider pertinent in arriving at our conclusion.

A summary of these factors is set out below:-

(a) The Offer Price and Implied Value are mostly at a premium to the market prices of Sime Darby Shares for the past 1 year up to 22 November 2006.



Implied Value of RM9.73
Offer Price of RM6.46
6.15
9.60
6.14
6.23
6.09
6.50
6.00
5.35
Closing market price on 22.11.2006
Closing market price on LPD
5-day VWAP to 22.11.2006
1-month VWAP to 22.11.2006
3-month VWAP to 22.11.2006
Highest closing market price for 1-year to 22.11.2006
Average closing market price for 1-year to 22.11.2006
Lowest closing market price for 1-year to 22.11.2006

(b) The Valuation Multiples represented by the Offer Price and Implied Value are comparable with other conglomerates listed on Bursa Securities.



11.7
7.8
10.4
8.1
6.1
8.3
EV/EBITDA (times)
21.9
14.6
15.7
15.8
6.5
14.1
PER (times)
2.5
1.7
1.5
2.0
1.3
1.2
PBR (times)
Offer Price
Implied Value
MMC
Genting
YTL
PPB

(c) **The Disposal Consideration is comparable with our sum-of-parts valuation of the Sime Darby Group, while the Implied Disposal Consideration is higher than our sum-of-parts valuation of the Sime Darby Group.**



(RM Mil)
Implied Disposal Consideration - RM24,587.9
Disposal Consideration - RM16,324.6
Others RM1,470.1
Energy & Utilities RM2,488.9
Engineering RM673.1
Automotive RM2,233.5
Heavy Equipment RM4,010.7
Property RM2,334.9
Plantation RM4,111.6
(1,410.2)
15,912.6
Sum-of-Parts Valuation
Add cash and long term investments, deduct borrowings and MI
Equity value

Based on the foregoing and the factors set out in Section 5 of this report, we are of the view that the valuation of the Sime Darby Group represented by the Offer is fair and reasonable.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

3.2 Valuation of SD

In arriving at our opinion on the valuation of SD Shares, we have considered and evaluated the following factors which we consider pertinent in arriving at our conclusion:-

(a) Based on the closing share prices of the Participating Companies and Negara as at the LPD, the pro-forma valuation of SD Shares is RM7.91 per SD Share. This represents a 50.7% premium above the Issue Price.

(b) **The Valuation Multiples represented by the Issue Price and Pro-forma SD Valuation are comparable with other conglomerates and plantation companies listed on Bursa Securities.**


EV/EBIT (times)
PER (times)
PBR (times)
Issue Price
Proforma SD Valuation
MMC
IOI
PPB
Astra Agro
Genting
KLK
YTL
Golden Agri
PPB Oil

(c) **The Premiums and Valuation Multiples represented by the Issue Price and Pro-forma SD Valuation are comparable with other offers.**


Premium (%)
PER (times)
PBR (times)
Issue Price
Wilmar for PPB Oil
IOI for PCEO and PCOC
Pro-forma SD Valuation
Wilmar for PGEO
CityAxis for Indofood
Indofood for London Sumatra
Wilmar for KOG
IOI for IOI Oleo

Based on the foregoing and the factors set out in Section 6 of this report, we are of the view that the valuation of SD Shares represented by the Offer is fair and reasonable.

4. SCOPE OF THE REPORT

4.1 Purpose of Report

Sime Darby has engaged AmInvestment Bank to prepare a report to be incorporated in the Circular to the shareholders of Sime Darby setting out whether, in AmInvestment Bank's opinion, the terms and conditions of the Proposals are fair and reasonable. This report should therefore not be used, or relied upon, for any other purpose.

4.2 Basis of Evaluation

AmInvestment Bank has assessed whether the terms and conditions of the Proposals are fair and reasonable to Sime Darby after taking into consideration the following factors:-

(a) The valuation of the Sime Darby Group;

(b) The valuation of the SD Group;

(c) The other salient terms and conditions of the Proposals; and

(d) The effects of the Proposals on the Sime Darby Group.

AmInvestment Bank believes that its opinion must be considered as a whole and that selecting portions of the analyses or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion.

4.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:-

(a) Publicly Available Information

(i) Annual reports of the Sime Companies for the last 3 financial years;

(ii) Announcements of the latest interim unaudited consolidated financial statements of the Sime Companies;

(iii) The annual review of Sime Darby's corporate debt issued by Malaysian Rating Corporation Berhad in December 2005;

(iv) Recent press articles on the Sime Companies, SD and the Proposed Merger;

(v) Recent analyst reports on the Sime Companies, comparable publicly listed companies and SD from various stockbroking firms;

(vi) Recent analyst reports on the plantation, property, automotive, energy, and oil and gas industries from various stockbroking firms;

(vii) Announcements made by the Sime Companies;

(viii) Other information on publicly listed companies with operations broadly comparable to the Sime Companies and SD including annual reports, interim results, press articles and announcements;

(ix) Publicly available information in deriving trading and transaction comparables; and

(x) Publications and reports from various government departments and agencies on the prospects of the plantation, property, automotive, heavy equipment, energy, and oil and gas industries.

(b) Non-Public Information Provided by the Sime Companies

(i) The SBA; and

(ii) Other relevant information furnished to AmInvestment Bank by the management of the Sime Companies.

AmInvestment Bank has also held discussions with the senior management of the Sime Companies.

4.4 Assumptions, Limitations and Reliance on Information

AmInvestment Bank's opinion is based on economic, share market, commodity market, business trading and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they do change materially, the valuation and opinion could be different in the changed circumstances.

The Board of Sime Darby, having relied on the advice and reports of its advisers, has accepted responsibility for the accuracy of the information provided herein relating to the Sime Darby Group and confirmed that, after making all reasonable enquiries and to the best of its knowledge and belief, there are no other facts the omission of which would make any information provided herein misleading.

AmInvestment Bank has evaluated the information set out in Section 4.3 "Sources of Information" above through analysis, enquiry and review for the purposes of forming an opinion as to whether the terms and conditions of the Proposals are fair and reasonable. An opinion as to fairness and reasonableness is more in the nature of an overall review rather than a detailed audit, extensive examination or due diligence investigation.

4.5 Consent

AmInvestment Bank consents to the inclusion of this report in the Circular to shareholders in relation to the Proposals. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of AmInvestment Bank.

5. VALUATION OF THE SIME DARBY GROUP

5.1 Summary of the Offer

The consideration for the disposal of the entire business and undertaking including all the assets and liabilities of Sime Darby is equivalent to RM6.46 per Sime Darby Share **("Offer Price")** multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at the date of completion **("Disposal Consideration")**. SD shall satisfy the Disposal Consideration through the issuance of an equivalent value of RCPS A at RM5.25 for each RCPS A.

For the purpose of illustration, based on the number of Sime Darby Shares in issue as at 30 June 2007 of 2,522.0 million, the Disposal Consideration is approximately RM16,292.3 million. As at 30 June 2007, Sime Darby had 4,998,000 outstanding ESOS options. Assuming the full exercise of these ESOS options, the maximum possible Disposal Consideration is RM16,324.6 million, which will be satisfied by the issuance of approximately 3,109.4 million RCPS A. The consolidated shareholders' funds of Sime Darby stood at RM9,614.4 million based on its unaudited financial statements for the 9 months ended 31 March 2007.

The issue price of the RCPS A at RM5.25 is fixed, and the final number of RCPS A to be issued as consideration for the Proposed Disposal will be based on the issued and paid-up capital of Sime Darby (less treasury shares, if any) on the date of completion of the Proposed Disposal.

The RCPS A received by Sime Darby are proposed to be distributed to the shareholders of Sime Darby pursuant to the Proposed Capital Repayment.

A summary of the Offer and the mode of settlement is set out in Table 5A.

Table 5A – Sime Darby: Summary of Offer and Mode of Settlement

DISPOSAL CONSIDERATION			SETTLEMENT		
Offer Price per Sime Darby Share (RM)	**No. of Sime Darby Shares as at 30.06.2007 (million)**	**Total Disposal Consideration (RM million)**	**Issue Price of RCPS A (RM)**	**No. of RCPS A to 1 Sime Darby Share (ratio)**	**No. of RCPS A to be Issued (million)**
6.46	[a] 2,522.0	16,292.3	5.25	1.23	3,103.3
6.46	[b] 2,527.0	16,324.6	5.25	1.23	3,109.4

Notes:-

a *Based on the issued and paid-up capital as at 30 June 2007.*

b *Based on the issued and paid-up capital as at 30 June 2007 and assuming the full exercise of the 4,998,000 outstanding ESOS options as at 30 June 2007.*

5.2 Implied Value from Pro-forma Valuation of SD Shares

Shareholders of Sime Darby can elect for either of 2 options under the Proposed Capital Repayment i.e. the Cash Option or the Share Option. If they elect for the Cash Option, they would receive the Offer Price in cash. However, if they elect for the Share Option, they would receive 1.23 SD Shares for each Sime Darby Share.

The market prices of the shares of all the Participating Companies and Negara have risen since the announcement of the Offer. Based on the closing share prices as at the LPD, the pro-forma valuation of SD Shares is RM7.91 per SD Share. The computation of the pro-forma valuation of SD Shares is set out in Section 6.2 of this report. Based on the pro-forma valuation of SD Shares and the swap ratio of 1.23, the implied value of Sime Darby Shares under the Share Option is RM9.73 per Sime Darby Share **("Implied Value")**.

Based on the Implied Value, the maximum possible consideration for the Proposed Disposal, assuming the full exercise of the outstanding ESOS options as at 30 June 2007, is RM24,587.9 million **("Implied Disposal Consideration")**.

It should be noted that the actual Implied Value and Implied Disposal Consideration will only be ascertained upon the suspension of trading of the shares of all the Participating Companies and Negara prior to the Entitlement Date, as the Implied Value and Implied Disposal Consideration would depend on the last traded share prices of the Participating Companies and Negara prior to the suspension and their respective issued and paid-up capital as at the Entitlement Date.

5.3 Justification and Substantiation for the Valuation and Disposal Consideration

In evaluating and assessing the merits of the Offer, we have performed, inter-alia, the following analyses which we consider pertinent in arriving at our conclusion:-

(a) **Share Price Analysis** to compare the Offer Price and the Implied Value to the historical market prices and trading activity of Sime Darby Shares;

(b) **Liquidity Analysis** to assess whether the historical market prices of Sime Darby Shares provide a meaningful comparison to the Offer Price and the Implied Value;

(c) **Trading Comparables Analysis** to compare the Offer Price and the Implied Value with the valuation statistics of other conglomerates listed on Bursa Securities;

(d) **Sum-of-Parts Valuation** to compare the Disposal Consideration and the Implied Disposal Consideration with the estimated valuation of the Sime Darby Group arrived at using a sum-of-parts valuation of the business segments of the Sime Darby Group; and

(e) Other relevant considerations set out in Section 5.3.5 of this report.

5.3.1 Share Price Analysis

(a) Historical Price Movement and Trading Volume of Sime Darby Shares

To assess the historical market price performance of Sime Darby Shares, we have set out in Diagram 5B below, the daily closing price movements and trading volumes for Sime Darby Shares for the 12-month period commencing 23 November 2005 up to 22 November 2006, and up to the LPD.

Diagram 5B – Sime Darby : Share Price and Trading Volume from 23.11.2005 to LPD



Last Price 9.60
High on 05/22/07 10.60
Average 6.933
Low on 06/22/06 5.35
22.11.06 Last trading prior to 27.11.06
24.01.07 Signing of SBA
Offer Price of RM6.46
10.00
9.00
8.00
7.00
6.00
Volume 7.273m
20.000m
10.000m
0
01 15 03 17 03 17 01 15 03 17 02 16 01 15 03 17 01 15 01 15 02 16 01 15 01 15 03 17 02 01 15 02 16 03 17 01 15 02
Dec Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul

(Source: Bloomberg)

Note:-

On 22 November 2006 (after the close of trading on Bursa Securities), Sime Darby had received a letter from CIMB Investment Bank Berhad stating that SD would be proposing a material corporate exercise involving a significant change in the business direction of Sime Darby. In view thereof, the Board of Sime Darby had requested for a suspension in the trading of Sime Darby Shares effective from 23 November 2006 to 28 November 2006 to facilitate the announcement in respect of the Offer which was made on 27 November 2006. Thus, the last trading day prior to the announcement of the Offer was 22 November 2006.

As summarised in Table 5C, the Offer Price and the Implied Value are at a premium to the closing market price and the 5-day, 1-month and 3-month VWAP of Sime Darby Shares as at 22 November 2006.

Table 5C – Sime Darby: Comparison of Offer Price and Implied Value to Market Prices as at 22.11.06

	Price	Premium of Offer Price		Premium of Implied Value		Total Trade Volume	Average Daily Volume
	(RM)	(RM)	(%)	(RM)	(%)	(No. of Shares)	
Offer Price	6.46	NA	NA	NA	NA	NA	NA
Implied Value	9.73	NA	NA	NA	NA	NA	NA
Closing price on 22.11.06	6.15	0.31	5.0	3.58	58.2	NA	NA
VWAP up to 22.11.06							
- 5 days	6.14	0.32	5.2	3.59	58.5	18,525,700	3,705,140
- 1 month	6.23	0.23	3.7	3.50	56.2	54,657,000	2,732,850
- 3 months	6.09	0.37	6.1	3.64	59.8	136,219,700	2,197,092

(Source: Bloomberg)

Note:-

VWAP is calculated by adding up the transaction value for every transaction (being the price multiplied by the number of shares traded) and then dividing by the total number of shares traded for the period.

We note the following:-

(i) The Offer Price represents a premium of 5.0% to the closing market price of Sime Darby Shares on 22 November 2006.

The Implied Value represents a premium of 58.2% to the closing market price of Sime Darby Shares on 22 November 2006;

(ii) For the 12-month period up to 22 November 2006, the closing price of Sime Darby Shares traded between a high of RM6.50 (on 13 November 2006) and a low of RM5.35 (on 22 June 2006), with an average of RM6.002.

The Offer Price thus represents a discount of 0.6% to the highest closing market price, a premium of 20.7% above the lowest closing market price, and a premium of 7.6% to the average closing market price of Sime Darby Shares during the said period.

The Implied Value represents a premium of 49.7% to the highest closing market price, a premium of 81.9% above the lowest closing market price, and a premium of 62.1% to the average closing market price of Sime Darby Shares during the said period;

(iii) The Offer Price represents a premium of between 3.7% to 6.1% to the 5-day, 1-month and 3-month VWAP of Sime Darby Shares as at 22 November 2006.

The Implied Value represents a premium of between 56.2% to 59.8% to the 5-day, 1-month and 3-month VWAP of Sime Darby Shares as at 22 November 2006; and

(iv) Since the announcement of the Offer, Sime Darby Shares have not traded below the Offer Price. As at the LPD, Sime Darby Shares closed at RM9.60. The closing price as at the LPD represents a premium of 48.6% to the Offer Price and a discount of 1.3% to the Implied Value.

We note that the market has reacted favourably to the Offer and the market price of Sime Darby Shares has since appreciated beyond the Offer Price due to a higher market valuation being accorded to SD Shares. This may be attributable to, amongst others, the expected merger synergies which may potentially increase the profits of the SD Group beyond the sum of the profits of all the Participating Companies and Negara, as well as the improvement in stock market sentiments and the positive outlook for CPO prices.

We wish to highlight that historical market price performance is not indicative of future price levels, which are subject to overall trends in the stock market as well as other factors which are beyond the scope of this analysis.

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(b) Share Price Performance vis-à-vis the Overall Market Performance

To assess the market price performance of Sime Darby Shares relative to the overall performance of Bursa Securities, we have, in Diagram 5D below, compared the daily closing market price of Sime Darby Shares against the performance of the Kuala Lumpur Composite Index (**"KLCI"**), an index that comprises 100 component stocks listed on Bursa Securities from a wide spectrum of industries and is weighted by market capitalisation, for the 36-month period up to 22 November 2006 and up to the LPD.

Diagram 5D – Sime Darby: Share Price Performance Relative to KLCI from 23.11.03 to LPD



22.11.06
KLCI
Sime Darby
SIME DARBY BHD
KUALA LUMPUR COMP INDEX
150
100
50
0
-50
27FEB04
31MAY
31AUG
30NOV
28FEB05
31MAY
31AUG
30NOV
28FEB06
31MAY
31AUG
30NOV
28FEB07
31MAY

(Source: Bloomberg)

We note the following:-

(i) Save for (ii) below, the performance of Sime Darby Shares has closely mirrored the performance of the KLCI;

(ii) For the 12 months prior to the announcement of the Offer, the performance of Sime Darby Shares has lagged behind the KLCI. This could have been due to, amongst others, the unusual items recorded in FYE 2005 which had adversely impacted the Group's PATMI; and

(iii) Improvements in market sentiments since June 2006 have lifted the KLCI to new heights. This, coupled with the Group's better results for FYE 2006 and favourable market response to the Offer, has helped to generate substantial gain in the market price performance of Sime Darby Shares after the announcement of the Offer.

5.3.2 Liquidity Analysis

Based on the shareholding structure of Sime Darby as at 5 September 2006 as disclosed in the company's Annual Report 2006:-

(a) The substantial shareholders (namely Amanah Raya Nominees (Tempatan) Sdn Bhd for Skim Amanah Saham Bumiputera, EPF and PNB) collectively held 55.97% of the company's issued and paid-up capital;

(b) The 30 largest shareholders, the majority of whom are institutional investors and corporations, collectively held 74.55% of Sime Darby's issued and paid-up capital; and

(c) The trading liquidity and transacted volume of Sime Darby Shares are not high, with an average daily trading volume of approximately 1.71 million Sime Darby Shares in the 12-month period up to 22 November 2006. This represents 0.07% of the company's issued and paid-up capital as at 30 June 2007 of 2,522.0 million Sime Darby Shares.

The average daily volume has nevertheless improved as a result of favourable market response to the Offer. For the period from 28 November 2006 up to the LPD, the average daily trading volume had increased to approximately 5.38 million Sime Darby Shares *(Source : Bloomberg).*

The recent positive market sentiment in Bursa Securities and favourable market response to the Offer have helped to improve the price performance and liquidity of Sime Darby Shares. Nevertheless, there is no assurance that such an active market for Sime Darby Shares will be sustained if the Offer lapses or is aborted.

5.3.3 Trading Comparables Analysis

We have also compared the valuation statistics represented by the Offer Price and the Implied Value to other conglomerates listed on Bursa Securities.

Based on our discussions with the management of Sime Darby, we have identified 4 conglomerates whose scale and/or diversity of operations are broadly comparable to that of the Sime Darby Group **("Other Conglomerates")**. Nevertheless, we wish to highlight that there is no company listed on Bursa Securities that may be considered to be identical or directly similar to Sime Darby.

It should be noted that the Other Conglomerates used have been selected on a best efforts basis and would serve as an illustration only, as the Other Conglomerates are not directly similar in terms of the scale and composition of business activities, market capitalisation, capital and shareholding structure, geographical spread, historical performance, risk profile, future prospects, marketability and liquidity of the company's shares, and other relevant factors. As such, the conclusion drawn from the comparison may not necessarily reflect the perceived market valuation of Sime Darby.

Brief profiles of the Other Conglomerates and their financial statistics are set out against Sime Darby in Table 5E.

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Table 5E – Profiles of Sime Darby and Other Conglomerates

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
MMC Corporation Berhad **("MMC")**	The group operates 2 ports in Johor (Pasir Gudang and Tanjung Pelepas), provides power generation, distributes natural gas, and provides engineering and construction services.	31 December 2005	1,929.1	957.6	380.9	3.92	1,522.5	4,064.3	5,968.2	357.1	4,233.7	636.1	9,922.9
Genting Berhad **("Genting")**	The group is involved in the leisure and hospitality, gaming and entertainment businesses. It also operates plantations, develops and manages properties, provides tours and travel related services, manufactures and trades paper, explores oil and gas, and provides money lending services.	31 December 2005	5,454.1	2,861.1	1,247.0	28.00	705.6	9,933.9	19,756.8	5,185.5	5,069.6	6,975.0	23,036.9
YTL Corporation Berhad **("YTL")**	The group is an integrated infrastructure developer. Its activities include undertaking construction works on a contractual basis, property development, power generation, and hotel development and management. It also manufactures industrial products and supplies.	30 June 2006	5,496.4	3,592.0	1,368.9	5.70	1,568.5	6,730.2	8,940.5	3,783.9	16,738.3	7,547.2	21,915.5
PPB Group Berhad **("PPB")**	The group cultivates sugar cane, refines sugar, mills flour and feed, processes edible oils, and trades commodities and chemicals. It also cultivates oil palm and rubber, operates in property development and investment, and exhibits and distributes cinematograph films.	31 December 2005	10,688.0	787.7	394.6	4.68	1,185.5	4,506.0	5,548.1	854.7	1,031.1	932.6	6,501.3

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Sime Darby	The Sime Darby Group is involved in plantations, property, heavy equipment and motor vehicle distribution, energy and utilities, and general trading and services.	30 June 2006	20,162.1	2,094.7	1,120.6	6.46 (Offer Price)	2,527.0	9,689.1 [e]	16,324.6 [f]	981.5	2,811.4	3,774.4 [e]	16,343.1
						9.73 (Implied Value)	2,527.0	9,689.1 [e]	24,587.9 [f]	981.5	2,811.4	3,774.4 [e]	24,606.4

(Sources: Bloomberg and public documents / announcements from the respective companies)

Notes:-

a. *Revenue, EBITDA and PATMI are extracted from the latest available audited financial statements as at 22 November 2006.*

b. *The number of shares, NA, MI, total debt and total cash balances are extracted from the latest available interim financial statements as at 22 November 2006. Information on Sime Darby (save for information on share capital and outstanding ESOS options which are stated as at 30 June 2007) is extracted from its unaudited financial statements for the 9 months ended 31 March 2007.*

c. *Market capitalisation is computed based on the closing share price on 22 November 2006 as obtained from Bloomberg.*

d. *EV is the sum of the market capitalisation of a company, its MI and net debt.*

e. *Adjusted for the full exercise of all the outstanding ESOS options as at 30 June 2007.*

f. *Assuming full exercise of all the outstanding ESOS options as at 30 June 2007.*

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Based on the foregoing, we have, in Table 5F, compared the implied valuation multiples of the Offer Price and the Implied Value to those recorded by the Other Conglomerates based on the following valuation ratios:-

(a) **EV / EBITDA Ratio**: This ratio measures the market valuation relative to the operating performance of the company.

(b) **Price-Earnings Ratio ("PER")**: This ratio measures the market valuation relative to the overall performance of the company.

(c) **Price to Book Ratio ("PBR")**: This ratio measures the market valuation relative to the book value of the net assets of the company.

Table 5F – Sime Darby and Other Conglomerates: Valuation Multiples

As at 22.11.2006	EV / EBITDA (times)	PER (times)	PBR (times)
MMC	10.4	15.7	1.5
PPB	8.3	14.1	1.2
Genting	8.1	15.8	2.0
YTL	6.1	6.5	1.3
High	**10.4**	**15.8**	**2.0**
Mean	**8.2**	**13.0**	**1.5**
Low	**6.1**	**6.5**	**1.2**
Disposal Consideration [a] / Sime Darby	**7.8**	**14.6**	**1.7**
Implied Disposal Consideration [b] / Sime Darby	**11.7**	**21.9**	**2.5**

Notes:-

a *The valuation of the Offer is assumed to be RM16,324.6 million, being the maximum possible Disposal Consideration assuming the full exercise of Sime Darby's outstanding ESOS options as at 30 June 2007.*

b *The valuation of the Offer is assumed to be RM24,587.9 million, being the maximum possible Implied Disposal Consideration assuming the full exercise of Sime Darby's outstanding ESOS options as at 30 June 2007.*

We note the following:-

(i) The EV/EBITDA multiple of 7.8x represented by the Offer Price is within the range of the trading EV/EBITDA multiples (6.1x – 10.4x) of the Other Conglomerates, whilst the EV/EBITDA multiple of 11.7x represented by the Implied Value is higher than the range of the trading EV/EBITDA multiples of the Other Conglomerates;

(ii) The PER of 14.6x represented by the Offer Price is within the range of the trading PER (6.5x – 15.8x) of the Other Conglomerates, whilst the PER of 21.9x represented by the Implied Value is higher than the range of the trading PER of the Other Conglomerates; and

(iii) The PBR of 1.7x represented by the Offer Price is within the range of the trading PBR (1.2x – 2.0x) of the Other Conglomerates, whilst the PBR of 2.5x represented by the Implied Value is higher than the range of the trading PBR of the Other Conglomerates.

In view of the foregoing, the valuations represented by the Offer Price and the Implied Value are comparable with the trading valuation multiples of the Other Conglomerates.

5.3.4 Sum-of-Parts Valuation

A sum-of-parts valuation values the different parts of a company's business separately and then adds the values of the different parts together to derive the total valuation of the business.

In our sum-of-parts valuation of the Sime Darby Group, we have used historical EV/EBITDA multiples to value the Group's business segments. The EV/EBITDA multiples used are derived from the average of the EV/EBITDA multiples of the comparable companies for each business segment.

It should be noted that the comparable companies used have been selected on a best efforts basis and would serve as an illustration only, as the comparable companies may not be directly similar in terms of the composition of business activities, scale and geographical location of business operations, historical performance, risk profile, future prospects and other relevant criteria. In addition, in respect of the comparable companies that are listed on foreign stock exchanges, any cross-border valuation statistics will be subject to differing political, regulatory, market, investment, economic and currency conditions. As such, the conclusion drawn from the comparison may not necessarily reflect the perceived market valuation of the respective business segments of the Sime Darby Group.

Where direct comparables are not available, we have attempted to identify companies that operate in or have exposure to the industry and region that the Group's business segments operate in.

Brief profiles of the comparable companies and their financial statistics are set out in Table 5G.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Table 5G – Profiles of Comparable Companies for Sum-of-Parts Valuation of Sime Darby Group

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Plantations													
IOI Corporation Berhad (**"IOI"**)	The group cultivates and processes oil palm and rubber. The group also operates in property development and investment, provides landscape services, and sells ornamental plants and turfing grass. The company also provides building, engineering and construction services.	30 June 2006	6,109.7	1,489.1	843.8	18.90	1,232.4	6,383.5	23,292.4	745.3	2,270.0	1,146.1	25,161.6
Kuala Lumpur Kepong Berhad (**"KLK"**)	The group produces and processes palm products, natural rubber and cocoa in its plantations, mills and refines oil palm products, trades and distributes oleochemicals, and manufactures parquet flooring products and gloves. The group also develops properties and operates holiday bungalows.	30 September 2006	3,916.6	727.3	436.2	9.27	712.5	4,494.9	6,604.9	168.8	377.0	460.5	6,690.2
PPB Oil Palms Berhad (**"PBB Oil"**)	The group cultivates oil palm, mills fresh fruit bunches, and refines and markets palm oil and related products. It also cultivates and sells clonal plantlets.	31 December 2005	583.7	258.2	139.6	9.75	445.4	1,392.8	4,342.7	56.1	495.1	146.0	4,747.9
Asiatic Development Berhad (**"Asiatic"**)	The group develops and invests in properties, processes fresh fruit bunches, trades rubber wood, provides palm oil mill management services, and operates a golf course.	31 December 2005	522.7	231.3	171.8	3.96	747.8	1,707.8	2,961.3	10.5	-	256.9	2,714.9

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Property Development													
SP Setia Berhad (**"SP Setia"**)	The group operates as building contractors and develops, invests and leases properties. The group also manufactures precast concrete, and prefabricates, installs, and sells wood products.	31 October 2006	1,154.6	332.8	240.2	4.40	664.7	1,702.4	2,924.7	1.3	585.1	303.9	3,207.2
Island & Peninsular Berhad (**"I&P"**)	The group operates in the property development sector along with the production of oil palm and also provides building contractor services, trades building materials, chemicals and fertilisers, invests in properties, and manages a golf course/club.	31 January 2006	574.1	139.8	93.4	1.37	834.0	2,364.8	1,142.6	947.0	449.4	233.3	2,305.7
Boustead Properties Berhad (**"BPB"**)	The group operates in property investment and development. The group also engages in hotel management and cultivates rubber and oil palm.	31 December 2005	341.3	105.8	64.2	3.14	255.2	1,122.4	801.3	4.1	333.6	37.5	1,101.5
IOI Properties Berhad (**"IOIP"**)	The company is an investment holding company which develops and invests in property. Through its subsidiaries, the company provides building maintenance and general contractor services, cultivates oil palm, and manages golf club and recreational facilities.	30 June 2006	609.2	426.5	326.2	8.70	332.7	1,906.9	2,894.5	51.5	60.7	440.2	2,566.5

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Property Development (cont'd)													
Sunway City Berhad (**"SunCity"**)	The company is an investment holding company which operates in property development and investment. The company, through its subsidiaries, operates hotels and theme parks, and renders recreational club facilities. The group also has operations in the travel and tour business, and a medical centre.	18 months ended 30 June 2006	1,049.6	349.7 (annualised)	111.1	1.74	415.3	1,114.1	722.6	542.7	752.0	421.4	1,595.9
Heavy Equipment													
Triumphal Associates Berhad (**"Triumphal"**)	The group trades and markets spare parts for heavy equipment. It also trades filters, seals, gaskets, joints, sintered metal friction materials, and various engine components.	31 December 2005	151.4	22.7	16.1	1.13	87.2	175.6	98.5	-	11.5	24.8	85.2
National Hire Group Limited (**"NHG"**)	The group provides rental services for general plant and equipment, access equipment, temporary site accommodation, containers and portable toilets. NHG is listed on the Australian Stock Exchange (**"ASX"**).	30 June 2006	Australian Dollar (**"AUD"**) 233.4 mil	AUD 72.0 mil	AUD 17.1 mil	AUD 1.85	119.6	AUD 232.7 mil	AUD 221.3 mil	-	AUD 201.0 mil	AUD 0.1 mil	AUD 422.2 mil
Verticon Group Limited (**"VG"**)	The group provides outsourced services to the construction industry and specialises in tower crane and material hoist rentals. VG is listed on the ASX.	30 June 2006	AUD 50.0 mil	AUD 11.0 mil	AUD 1.7 mil	AUD 0.40	62.6	AUD 51.1 mil	AUD 25.0 mil	-	AUD 47.3 mil	AUD 0.3 mil	AUD 72.0 mil

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Heavy Equipment (cont'd)													
Emeco Holdings Limited **("Emeco")**	The group rents earthmoving equipment to the mining industries in Australia and Indonesia. Emeco is listed on the ASX.	30 June 2006	AUD 382.8 mil	AUD 141.9 mil	AUD 15.2 mil	AUD 1.875	631.2	[e] AUD 1,140.0 mil	AUD 1,183.5 mil	AUD 40.3 mil	AUD 589.2 mil	[e] AUD 963.2 mil	AUD 849.8 mil
Tat Hong Holdings Limited **("Tat Hong")**	The group sells, rents, repairs, reconditions and services heavy machinery and equipment including foundation and construction equipment. It also supplies spare parts, provides transportation and logistics services, training courses, and management consultancy work. Tat Hong is listed on the Singapore Exchange Securities Trading Limited **("SGX")**.	31 March 2006	Singapore Dollar **("SGD")** 407.7 mil	SGD 80.6 mil	SGD 44.3 mil	SGD 1.04	461.9	SGD 217.3 mil	SGD 480.4 mil	SGD 27.7 mil	SGD 99.9 mil	SGD 27.1 mil	SGD 580.9 mil
Kian Ann Engineering Limited **("Kian Ann")**	The group trades tractor parts and diesel engine spares. It also trades and manufactures machinery spares, provides logistics and warehousing services, and invests in properties. Kian Ann is listed on the SGX.	30 June 2006	SGD 112.9 mil	SGD 12.1 mil	SGD 7.4 mil	SGD 0.195	292.1	SGD 95.6 mil	SGD 57.0 mil	SGD 0.4 mil	SGD 29.2 mil	SGD 18.3 mil	SGD 68.3 mil

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Automotive													
Cycle & Carriage Bintang Berhad **("C&C")**	The group assembles, distributes and retails motor vehicles (Mercedes Benz), sells spare parts, provides servicing of vehicles, and operates an insurance agency.	31 December 2005	760.7	43.2	23.9	2.25	100.7	255.6	226.6	-	49.0	15.6	260.0
Tan Chong Motor Holdings Berhad **("Tan Chong")**	The group assembles and distributes motor vehicles (Nissan), and manufactures and sells auto parts and accessories. It also distributes cosmetics, cellular phones, and industrial, agricultural and construction equipment, provides auto insurance, car rental, travel, leasing, and financing services as well as develops properties.	31 December 2005	2,949.3	234.3	130.9	1.30	672.0	1,159.3	873.6	18.7	602.9	82.2	1,413.0
Oriental Holdings Berhad **("Oriental")**	The group distributes and assembles motor vehicles (Hyundai), and manufactures motor cycles and bicycle components. It also develops properties, processes rubber and oil palm, sells concrete products, electrical components and motor parts, and provides money lending and leasing services.	31 December 2005	4,207.1	428.1	234.2	4.14	517.0	3,066.8	2,140.4	303.2	325.8	1,294.5	1,474.9
MBM Resources Berhad **("MBM")**	The group trades, markets and distributes motor vehicles and related spare parts as well as provides hire purchase and lease financing facilities. It also repairs motor vehicles.	31 December 2005	944.8	122.5	73.5	2.93	237.7	653.3	696.5	115.8	71.8	76.4	807.7

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Automotive (cont'd)													
Edaran Otomobil Nasional Berhad **("EON")**	The group markets motor vehicles and related spare parts as well as provides vehicle services. The group also operates in property investment and management, sells used motor vehicles, and markets and trades car accessories and car care products.	31 December 2005	3,094.1	120.6	78.9	1.91	249.0	1,011.1	475.6	-	-	194.0	281.6
UMW Holdings Berhad **("UMW")**	The group trades and manufactures light and heavy equipment for the industrial, construction and agricultural sectors. It also imports, assembles and markets passenger and commercial vehicles and related spare parts, and provides after-sales, financing and insurance services.	31 December 2005	9,868.8	820.6	284.2	7.70	507.8	2,451.5	3,910.1	975.8	918.3	1,139.9	4,664.3
Engineering													
Dialog Group Berhad **("Dialog")**	The group provides engineering, procurement, construction and commissioning **("EPCC")** services, and plant maintenance services. It also retails petroleum to the oil, gas and petrochemical industries, as well as markets specialty chemicals and equipment.	30 June 2006	349.4	70.6	44.8	0.705	1,413.2	311.7	996.3	15.1	1.0	45.2	967.2

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Engineering (cont'd)													
Kencana Petroleum Berhad **("Kencana")** [f]	The group provides integrated engineering fabrication of production facilities for the oil and gas industry. It also provides engineering and fabrication of modules, process skid systems, EPCC services, supporting services, and specialised fabrication.	31 July 2006	437.3	38.3	26.7	0.41 (issue price of its initial public offer)	880.0	204.5	360.8	-	65.3	106.8	319.3
Tanjung Offshore Berhad **("Tanjung")**	The group provides integrated services and equipment to the oil and gas and related industries. This includes engineering equipment and spare parts, marine services and maintenance and other support services.	31 December 2005	205.5	14.2	16.1	2.79	139.3	103.7	388.6	-	159.4	17.6	530.4
Ramunia Holdings Berhad **("Ramunia")**	The group fabricates offshore oil and gas related structures. Its core activities include fabrication of major steel structures, engineering and offshore marine services.	31 October 2006	348.4	36.5	16.5	1.20	237.6	240.2	285.1	0.4	163.4	27.3	421.6

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Energy and Utilities													
Energy													
Malakoff Berhad **("Malakoff")**	The group generates and sells electricity, operates and maintains power plants, provides project management services, builds and operates an electricity distribution system, and a water plant system. It also provides terminal jetty and coal-handling services.	31 August 2006	1,923.2	1,287.3	442.4	9.90	899.3	3,719.1	8,903.1	157.8	10,183.8	2,191.2	17,053.5
Tanjong PLC **("Tanjong")**	The group conducts and manages Numbers Forecast Totalisator (NFO) and Racing Totalisator (RTO) businesses. It also has operations in property investment, power generation, and the importation, bottling, sale and distribution of liquefied petroleum gas in the People's Republic of China. The group also operates a resort and has a joint venture in film exhibition.	31 January 2006	1,965.3	799.3	374.5	13.40	403.3	2,863.7	5,404.2	109.8	4,299.6	1,180.1	8,633.5
Tenaga Nasional Berhad **("Tenaga")**	The group transmits, distributes and sells electricity, and manufactures, sells and repairs transformers and switchgears. It also provides project management and consultancy, engineering works and energy project development services.	31 August 2006	20,384.2	7,392.3	2,126.9	10.80	4,135.2	19,425.2	44,660.2	121.3	27,115.6	3,949.7	67,947.4

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
<u>**Port Operations**</u>													
Bintulu Port Holdings Berhad **("Bintulu Port")**	The group provides port services at Bintulu Port located in Sarawak.	31 December 2005	386.8	172.0	111.1	4.80	400.0	903.3	1,920.0	-	-	516.1	1,403.9
NCB Holdings Berhad **("NCB")**	The group operates the Northport in Port Klang and provides haulage, freight forwarding, ancillary services and shipping services.	31 December 2005	806.6	268.2	95.7	2.60	470.3	1,647.3	1,222.8	2.4	-	624.4	600.8
Suria Capital Holdings Berhad **("Suria")**	The group provides, maintains, regulates and controls port services and facilities in Sabah.	31 December 2005	161.4	71.9	40.0	0.50	566.7	423.1	283.4	1.1	262.0	145.1	401.4
<u>**Water Operations**</u>													
Ranhill Utilities Berhad **("Ranhill")**	The group sources raw water and supplies treated water to consumers in the state of Johor.	18 months ended 30 June 2006	545.6	364.6 (annualised)	126.2	1.55	294.5	897.2	456.5	0.9	2,302.1	625.2	2,134.3
Taliworks Corporation Berhad **("Taliworks")**	The group manages, operates and maintains water treatment plants, manages water distribution systems, and also conducts research and development activities related to water treatment.	31 December 2005	196.1	58.1	44.1	1.70	373.2	310.7	634.4	0.8	9.9	41.8	603.3

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBITDA [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	Enterprise Value ("EV") [d] (RM mil)
Water Operations (cont'd)													
George Kent (Malaysia) Berhad **("George Kent")**	The group manufactures water meters and waterworks fittings, markets industrial measurement, and designs and supplies instrumentation and process control systems. It also manufactures brass extrusions and maintains water treatment plants.	31 January 2006	94.4	12.4	7.4	0.60	158.5	111.6	95.1	0.8	29.4	22.6	102.7
Puncak Niaga Holdings Berhad **("Puncak")**	The group operates, maintains, manages, constructs and undertakes the rehabilitation and refurbishment of water treatment facilities. It also operates, manages, maintains and monitors the operation of dams.	31 December 2005	1,144.9	549.8	99.3	2.615	465.4	1,293.9	1,217.0	62.4	2,484.1	1,067.1	2,696.4
Aliran Ihsan Resources Berhad **("Aliran")**	The group operates, rehabilitates, maintains and services water treatment plants.	30 June 2006	57.1	42.7	21.3	0.62	209.4	251.2	129.8	-	49.4	88.8	90.4
PBA Holdings Berhad **("PBA")**	The group undertakes business activities of a water supplier involved in the abstraction of raw water, treatment of water, and supply and sale of treated water to consumers.	31 December 2005	162.6	59.4	37.5	1.21	331.2	537.6	400.8	-	144.7	90.3	455.2

(Sources: Bloomberg and public documents / announcements from the respective companies)

Notes:-

a. Revenue, EBITDA and PATMI are extracted from the latest available audited financial statements as at 22 November 2006. The figures for SunCity and Ranhill are annualised.

b. The number of shares, NA, MI, total debt and total cash balances for the companies listed on Bursa Securities and Tat Hong are extracted from the latest available interim financial statements as at 22 November 2006. For the companies listed on the ASX and Kian Ann, their number of shares, NA, MI, total debt and total cash balances are extracted from the latest available audited financial statements as at 22 November 2006.

c. Market capitalisation is computed based on the closing share price on 22 November 2006 as obtained from Bloomberg.

d. EV is the sum of the market capitalisation of a company, its MI and net debt.

e. Emeco's NA and total cash balances have been adjusted to take into account the gross proceeds of approximately AUD944.0 million from its initial public offering, which took place after the end of its FYE 30 June 2006.

f. Listed on Bursa Securities on 15 December 2006. Information is extracted from its prospectus dated 21 November 2006 on a pro-forma group basis.

Our sum-of-parts valuation of the Sime Darby Group is set out in Table 5H.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Table 5H – Sime Darby Group: Sum-of-Parts Valuation

Sector / Company	EV / EBITDA (times)	Average for the Sector (times)	Sime Darby's Segmental EBITDA for FYE 2006 (RM mil)	Segmental Valuation (RM mil)
Plantation				
IOI	16.9			
KLK	9.2	14.1	291.6	4,111.6
PBB Oil	18.4			
Asiatic	11.7			
Property				
SP Setia	9.6			
I&P	16.5			
BPB	10.4	9.4	[a] 248.4	2,334.9
IOIP	6.0			
SunCity	4.6			
Heavy Equipment				
Triumphal	3.8			
NHG	5.9			
VG	6.5			
Emeco	6.0	5.8	691.5	4,010.7
Tat Hong	7.2			
Kian Ann	5.6			
Automotive				
C&C	6.0			
Tan Chong	6.0			
Oriental	3.4			
MBM	6.6	5.0	446.7	2,233.5
EON	2.3			
UMW	5.7			
Engineering				
Dialog	13.7			
Kencana	8.3	[b] 11.2	60.1	673.1
Tanjung	37.4			
Ramunia	11.6			
Energy and Utilities				
• *Energy*				
Malakoff	13.2			
Tanjong	10.8			
Tenaga	9.2			
• *Port Operations*				
Bintulu Port	8.2			
NCB	2.2			
Suria	5.6	[c] 10.9	[d] 229.2	2,488.9
• *Water Operations*				
Ranhill	5.9			
Taliworks	10.4			
George Kent	8.3			
Puncak	4.9			
Aliran	2.1			
PBA	7.7			
Others				[e] 1,470.1

	EV	**17,322.8**
Add :	Cash	[f] 3,212.4
	Long-term investments	[f] 348.4
Less :	Total borrowings	[f] (3,339.8)
	MI	[f, g] (1,631.2)
	Equity Value of Sime Darby	**15,912.6**
	Per Sime Darby Share	[h] **6.30**

Notes:-

The segmental EBITDA is calculated based on Sime Darby's annual report for FYE 30 June 2006 and management input.

a. *The segmental EBITDA is derived from Sime UEP and the Sime Darby Group's other property operations.*

b. *Excluding Tanjung which is an outlier.*

c. *Weighted average for the segments of approximately 10.859x.*

d. *The segmental EBITDA is arrived at after taking into account the following:-*

   (i) *Deducting the contribution from Jaya Holdings Limited, which has been divested subsequent to FYE 2006; and*

   (ii) *The Sime Darby Group acquired its port and water businesses in the People's Republic of China in November 2005. Accordingly, the segmental EBITDA is inclusive of the EBITDA of the port and water operations for the 7 months from December 2005 to June 2006.*

e. *Based on the net segmental assets as at 30 June 2006 and adjusted for the proceeds from the disposal of Jaya, the exercise of 56,508,000 ESOS options during the period 1 July 2006 to 30 June 2007, and the assumed exercise of 4,998,000 outstanding ESOS options as at 30 June 2007.*

f. *As at 30 June 2006.*

g. *Comprises the MI's share of the segmental valuation net of the net cash position.*

h. *Based on Sime Darby's issued and paid-up capital as at 30 June 2007 and assuming the full exercise of the 4,998,000 outstanding ESOS options as at 30 June 2007.*

Based on the foregoing, the Disposal Consideration and the Implied Disposal Consideration are higher than our sum-of-parts valuation of the Sime Darby Group.

5.3.5 Other Relevant Considerations

(a) Gain Accruing to Sime Darby Arising from the Proposed Disposal

The gain arising from the Proposed Disposal will depend on the NA of the Sime Darby Group, the fair value of the consideration received for the Proposed Disposal (estimated based on market methodologies including the market capitalisation of the SD Group), the number of Sime Darby Shares in issue at the time of completion, and the expenses and taxes incurred in connection with the Proposals.

(b) No Liabilities to be Assumed by Sime Darby

Sime Darby will not be assuming any liabilities pursuant to the Proposals.

5.4 Conclusion

In arriving at our opinion on the valuation of the Sime Darby Group implied by the Offer, we have considered and evaluated the following factors which we consider pertinent in arriving at our conclusion:-

(a) The Offer Price represents a premium of 5.0% above the closing market price of Sime Darby Shares on 22 November 2006 and is consistent with the premiums offered by SD for the shares of the other Participating Companies;

(b) The Implied Value represents a premium of 58.2% above the closing market price of Sime Darby Shares on 22 November 2006;

(c) The Offer Price represents a discount of 0.6% to the highest closing market price recorded by Sime Darby Shares for the 12-month period up to 22 November 2006 (RM6.50), a premium of 20.7% above the lowest closing market price (RM5.35), and a premium of 7.6% to the average closing market price (RM6.002) of Sime Darby Shares during the said period;

(d) The Implied Value represents a premium of 49.7% to the highest closing market price, a premium of 81.9% above the lowest closing market price, and a premium of 62.1% to the average closing market price of Sime Darby Shares during the said period;

(e) The Offer Price represents a premium of between 3.7% to 6.1% to the 5-day, 1-month and 3-month VWAP of Sime Darby Shares as at 22 November 2006;

(f) The Implied Value represents a premium of between 56.2% to 59.8% to the 5-day, 1-month and 3-month VWAP of Sime Darby Shares as at 22 November 2006;

(g) The recent positive market sentiment in Bursa Securities and favourable market response to the Offer have helped to improve the price performance and liquidity of Sime Darby Shares. Nevertheless, there is no assurance that such an active market for Sime Darby Shares will be sustained if the Offer lapses or is aborted;

(h) The EV/EBITDA multiple of 7.8x represented by the Offer Price is within the range of the trading EV/EBITDA multiples (6.1x - 10.4x) of the Other Conglomerates, whilst the EV/EBITDA multiple of 11.7x represented by the Implied Value is higher than the range of the trading EV/EBITDA multiples of the Other Conglomerates;

(i) The PER of 14.6x represented by the Offer Price is within the range of the trading PER (6.5x – 15.8x) of the Other Conglomerates, whilst the PER of 21.9x represented by the Implied Value is higher than the range of the trading PER of the Other Conglomerates;

(j) The PBR of 1.7x represented by the Offer Price is within the range of the trading PBR (1.2x – 2.0x) of the Other Conglomerates, whilst the PBR of 2.5x represented by the Implied Value is higher than the range of the trading PBR of the Other Conglomerates; and

(k) The Disposal Consideration and the Implied Disposal Consideration are higher than our sum-of-parts valuation of the Sime Darby Group.

Based on the foregoing, we are of the view that the valuation of the Sime Darby Group represented by the Offer is fair and reasonable.

6. VALUATION OF THE SD GROUP

In this Section, we have analysed the valuation of the SD Group based on the following scenarios:-

(a) The **Maximum Scenario** assumes that:-

(i) All the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares;

(ii) SD receives full acceptance for the Negara MGO; and

(iii) All the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.

(b) The **Minimum Scenario** assumes that:-

(i) All the shareholders of the Participating Companies and Negara, other than PNB and the unit trusts managed by PNB, elect to redeem the RCPS A received by them at RM5.25 in cash for each RCPS A;

(ii) SD receives full acceptance for the Negara MGO; and

(iii) All the 25,000,000 outstanding RCPS B will be redeemed at the Redemption Price set out in Section 7.10 of this report.

6.1 Valuation of SD based on Offer Prices

Table 6A sets out the valuation of SD based on the offer prices for the Participating Companies and Negara and the Maximum Scenario.

Table 6A – Valuation of SD based on Offer Prices and Maximum Scenario

Company	Offer Price (RM)	No. of Shares to be Acquired by SD (mil)	Estimated Total Consideration (RM mil)	Swap Ratio	[d] No. of SD Shares Issued (mil)
Sime Darby	6.46	[a] 2,527.0	[c] 14,968.6	1.23	[e] 2,851.1
Sime UEP	3.95	[b] 404.5	1,597.8	0.75	304.3
SES	1.57	[b] 490.1	769.4	0.30	146.6
			17,335.8		3,302.0
Guthrie	4.27	[a] 1,033.7	[c] 2,408.7	0.81	[e] 458.8
Ropel	4.46	[b] 127.0	566.6	0.85	107.9
H & L	5.09	[b] 604.3	3,076.1	0.97	585.9
			6,051.4		1,152.6
Golden Hope	5.46	[a] 1,513.0	[c] 8,189.6	1.04	[e] 1,560.0
Mentakab	1.96	[b] 60.3	118.1	0.37	22.5
Negara	2.29	[b] 70.6	60.5	0.44	11.6
			8,368.2		1,594.1
RCPS B		[f] 25.0	-	2.00	[f] 50.0
Total			**31,755.4**		**6,098.7**
Issue Price					RM5.25
Market Capitalisation upon Listing					**32,018.2**

Notes:-

a *Based on the number of shares as at 30 June 2007 and assuming that all the outstanding ESOS options as at 30 June 2007 are fully exercised.*

b *Based on the number of shares as at 30 June 2007.*

c *Net of the consideration for its listed subsidiaries. In the case of Golden Hope, net of the consideration for its equity interest in Mentakab.*

d *Assuming that all the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares, and that SD receives full acceptance for the Negara MGO.*

e *Net of the RCPS A to be issued pursuant to the acquisition of its listed subsidiaries. In the case of Golden Hope, net of the RCPS A to be issued pursuant to the acquisition of Mentakab.*

f *Assuming that all the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

6.2 Pro-forma Valuation of SD based on Closing Share Prices as at LPD

The market prices of the shares of all the Participating Companies and Negara have risen since the announcement of the Offer. Based on the closing share prices as at the LPD and the Maximum Scenario, the pro-forma valuation of SD Shares is RM7.91 per SD Share (**"Pro-forma SD Valuation"**) as set out in Table 6B.

Table 6B – Pro-forma Valuation of SD based on Closing Share Prices as at LPD and Maximum Scenario

Company	No. of Shares to be Acquired by SD (mil)	Swap Ratio	[c] No. of SD Shares Issued (mil)	(%)	Closing Share Price as at LPD (RM)	Disposal Consideration based on Closing Share Price as at LPD (RM mil)	[g] Implied Value (RM)
Sime Darby	[a] 2,527.0	1.23	[d] 2,851.1	46.8	9.60	[e] 22,215.0	9.73
Sime UEP	[b] 404.5	0.75	304.3	5.0	6.00	2,427.1	5.93
SES	[b] 490.1	0.30	146.6	2.4	2.34	1,146.7	2.37
			3,302.0	54.2		25,788.8	
Guthrie	[a] 1,033.7	0.81	[d] 458.8	7.5	6.45	[e] 3,637.5	6.41
Ropel	[b] 127.0	0.85	107.9	1.8	6.70	851.1	6.72
H & L	[b] 604.3	0.97	585.9	9.6	7.70	4,653.4	7.67
			1,152.6	18.9		9,142.0	
Golden Hope	[a] 1,513.0	1.04	[d] 1,560.0	25.5	8.50	[e] 12,754.5	8.23
Mentakab	[b] 60.3	0.37	22.5	0.4	2.91	175.3	2.93
Negara	[b] 70.6	0.44	11.6	0.2	3.40	89.8	3.48
			1,594.1	26.1		13,019.6	
RCPS B			[f] 50.0	0.8	5.25	[f] 262.5	7.91
			6,098.7	100.0		48,212.9	
Total No. of SD Shares [d]						**6,098.7**	
Pro-forma valuation of SD Shares						**RM7.91**	
Premium of pro-forma valuation over Issue Price						**50.7%**	

Notes:-

a *Based on the number of shares as at 30 June 2007 and assuming that all the outstanding ESOS options as at 30 June 2007 are fully exercised.*

b *Based on the number of shares as at 30 June 2007.*

c *Assuming that all the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares, and that SD receives full acceptance for the Negara MGO.*

d *Net of the RCPS A to be issued pursuant to the acquisition of its listed subsidiaries. In the case of Golden Hope, net of the RCPS A to be issued pursuant to the acquisition of Mentakab*

e *Net of the consideration for its listed subsidiaries. In the case of Golden Hope, net of the consideration for its equity interest in Mentakab.*

f *Assuming that all the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

g *Based on the pro-forma valuation of RM7.91 per SD Share and the swap ratio.*

Under the Minimum Scenario, the number of SD Shares to be issued is 3,037.4 million SD Shares. Because the SD Group would have to incur borrowings of approximately RM15,833.3 million to finance the redemption of the RCPS A and RCPS B, it is not possible to ascertain the impact of this increase in gearing on the market valuation of the SD Group. However, assuming that the financing cost on a per SD Share basis is less than the EPS, the value of SD Shares should not be lower than their value under the Maximum Scenario. It should also be noted that SD may issue new shares, options, convertible securities or debt securities in order to raise funds to finance its obligations under the Proposals or its operations, or to meet the public shareholding spread requirements of Bursa Securities.

6.3 Pro-forma Consolidated Income Statement

Table 6C sets out the pro-forma consolidated income statement of the SD Group, based on the latest audited financial statements of the Participating Companies and Negara.

Table 6C – SD Group: Pro-forma Consolidated Income Statement

RM million	**Maximum Scenario**	**Minimum Scenario**
Revenue	26,195.0	26,195.0
EBIT	2,626.1	2,626.1
Net interest	(156.3)	(1,035.1)
PBT	2,469.8	1,591.0
Taxation	(689.6)	(443.5)
PAT	1,780.2	1,147.5
MI	(54.9)	(54.9)
PATMI	1,725.3	1,092.6
No. of SD Shares in issue (million)	6,098.7	3,037.4
Gross EPS (sen)	40.5	52.4
Net EPS (sen)	28.3	36.0

(Source: Extracted from the Pro-forma Consolidated Income Statement of the SD Group prepared by the management of SD and reviewed by Messrs. Ernst & Young which is set out in Appendix IV of this Circular)

6.4 Pro-forma Consolidated Balance Sheet

Table 6D sets out the pro-forma consolidated balance sheet of the SD Group, based on the latest audited financial statements of the Participating Companies and Negara.

Table 6D – SD Group: Pro-forma Consolidated Balance Sheet

RM million	Maximum Scenario	Minimum Scenario
Share capital	3,049.3	1,518.6
Share premium	54.8	5.0
Merger relief reserve / (merger deficit)	6,537.7	(7,715.1)
Other reserves	1,066.7	1,066.7
Retained earnings	7,473.0	7,473.0
Shareholders' funds / NA	18,181.5	2,348.2
No. of SD Shares in issue (million)	6,098.7	3,037.4
NA per SD Share (RM)	2.98	0.77
Total borrowings (RM million)	6,716.6	22,549.9
Gearing (times)	0.37	9.60

(Source: Extracted from the Pro-forma Consolidated Balance Sheets of the SD Group prepared by the management of SD and reviewed by Messrs. Ernst & Young which is set out in Appendix IV of this Circular)

6.5 Justification and Substantiation for the Valuation and Issue Price

In evaluating and assessing the merits of the Offer, we have performed, inter-alia, the following analyses which we consider pertinent in arriving at our conclusion:-

(a) **Trading Comparables Analysis** to compare the Issue Price and the Pro-forma SD Valuation with the valuation statistics of comparable companies listed on Bursa Securities and other regional stock exchanges;

(b) **Precedent Transaction Analysis** to compare the Issue Price and the Pro-forma SD Valuation with the financial terms of recent take-overs of plantation companies; and

(c) Other relevant considerations.

6.5.1 Trading Comparables Analysis

We have compared the valuation statistics represented by the Issue Price and the Pro-forma SD Valuation to other conglomerates and plantation companies listed on Bursa Securities and other regional stock exchanges.

We have identified 4 conglomerates and 5 plantation companies whose scale and/or diversity of operations are comparable to that of the SD Group (**"Other Companies"**). Nevertheless, we wish to highlight that there is no listed company that may be considered to be identical or directly similar to SD, as SD is set to become the largest listed oil palm plantation company in the world in terms of CPO production and SD will also be engaged in 4 other core businesses, being property, heavy equipment, automotive, and energy and utilities.

It should be noted that the Other Companies have been selected on a best efforts basis and would serve as an illustration only, as the Other Companies are not directly similar in terms of the scale and composition of business activities, market capitalisation, capital and shareholding structure, geographical spread, historical performance, risk profile, future prospects, marketability and liquidity of the company's shares, and other relevant factors. In addition, in respect of the Other Companies that are listed on foreign stock exchanges, any cross-border valuation statistics will be subject to differing political, regulatory, market, investment, economic and currency conditions. As such, the conclusion drawn from the comparison may not necessarily reflect the perceived market valuation of the SD Group.

Brief profiles of the Other Companies and their financial statistics are set out against SD in Table 6E.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

Table 6E – Profiles of SD and Other Companies

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBIT [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	EV (RM mil)
Conglomerates													
MMC Corporation Berhad ("MMC")	The group operates 2 ports in Johor (Pasir Gudang and Tanjung Pelepas), provides power generation, distributes natural gas, and provides engineering and construction services.	31 December 2005	1,929.1	769.0	380.9	3.92	1,522.5	4,064.3	5,968.2	357.1	4,233.7	636.1	9,922.9
Genting Berhad ("Genting")	The group is involved in the leisure and hospitality, gaming and entertainment businesses. It also operates plantations, develops and manages properties, provides tours and travel related services, manufactures and trades paper, explores oil and gas, and provides money lending services.	31 December 2005	5,454.1	2,450.8	1,247.0	28.00	705.6	9,933.9	19,756.8	5,185.5	5,069.6	6,975.0	23,036.9
YTL Corporation Berhad ("YTL")	The group is an integrated infrastructure developer. Its activities include undertaking construction works on a contractual basis, property development, power generation, and hotel development and management. It also manufactures industrial products and supplies.	30 June 2006	5,496.4	2,948.9	1,368.9	5.70	1,568.5	6,730.2	8,940.5	3,783.9	16,738.3	7,547.2	21,915.5

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBIT [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	No. of Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	EV (RM mil)
Conglomerates (cont'd)													
PPB Group Berhad ("PPB")	The group cultivates sugar cane, refines sugar, mills flour and feed, processes edible oils, and trades commodities and chemicals. It also cultivates oil palm and rubber, operates in property development and investment, and exhibits and distributes cinematograph films.	31 December 2005	10,688.0	626.9	394.6	4.68	1,185.5	4,506.0	5,548.1	854.7	1,031.1	932.6	6,501.3
Plantations													
IOI *Corporation* Berhad ("IOI")	The group cultivates and processes oil palm and rubber. The group also operates in property development and investment, provides landscape services, and sells ornamental plants and turfing grass. The company also provides building, engineering and construction services.	30 June 2006	6,109.7	1,293.1	843.8	18.90	1,232.4	6,383.5	23,292.4	745.3	2,270.0	1,146.1	25,161.6
Kuala Lumpur Kepong Berhad ("KLK")	The group produces and processes palm products, natural rubber and cocoa in its plantations, mills and refines oil palm products, trades and distributes oleochemicals, and manufactures parquet flooring products and gloves. The group also develops properties and operates holiday bungalows.	30 September 2006	3,916.6	594.2	436.2	9.27	712.5	4,494.9	6,604.9	168.8	377.0	460.5	6,690.2

Company	Principal Activities	Latest Audited FYE @ 22.11.06	Revenue [a] (RM mil)	EBIT [a] (RM mil)	PATMI [a] (RM mil)	Share Price @ 22.11.06 (RM)	*No. of* Shares [b] (mil)	NA [b] (RM mil)	Market Capitalisation [c] (RM mil)	MI [b] (RM mil)	Total Debt [b] (RM mil)	Total Cash [b] (RM mil)	EV (RM mil)
Plantations (cont'd)													
PPB Oil Palms Berhad (**"PPB Oil"**)	The group cultivates oil palm, mills fresh fruit bunches, and refines and markets palm oil and related products. It also cultivates and sells clonal plantlets.	31 December 2005	583.7	206.6	139.6	9.75	445.4	1,392.8	4,342.7	56.1	495.1	146.0	4,747.9
PT Astra Agro Lestari Tbk (**"Astra Agro"**)	Astra Agro operates oil palm, tea, cocoa and rubber plantations, and manufactures cooking oil. Astra Agro is listed on the Jakarta and Surabaya Stock Exchange (**"JSSE"**).	31 December 2005	IDR 3,370.9 billion	IDR 1,155.6 billion	IDR 790.4 billion	IDR 10,800	1,574.7	IDR 2,584.3 billion	IDR 17,006.8 billion	IDR 84.2 billion	IDR 204.3 billion	IDR 361.7 billion	IDR 16,933.6 billion
Golden Agri-Resources Limited (**"Golden Agri"**)	Golden Agri cultivates, harvests, processes, distributes and sells CPO and PK, and refines CPO into cooking oil, margarine and shortening for sale and distribution. Golden Agri is listed on the Singapore Exchange Securities Trading Limited (**"SGX"**).	31 December 2005 (restated)	USD 819.3 million	USD 358.4 million	USD 233.1 million	USD 0.72	2,168.7	USD 1,247.7 million	USD 1,561.5 million	USD 126.2 million	USD 367.1 million	USD 80.0 million	USD 1,974.8 million
SD (Maximum Scenario)	**The SD Group is involved in the plantations, property, heavy equipment, automotive, and energy and utilities businesses.**	**30 June 2006**	**26,195.0**	**2,626.1**	**1,725.3**	**5.25 [d]**	**6,098.7 [f]**	**18,181.5 [f]**	**32,018.2 [f]**	**530.4**	**6,716.6 [f]**	**4,953.3**	**34,311.9**
						7.91 [e]	**6,098.7 [f]**	**18,181.5 [f]**	**48,212.9 [f]**	**530.4**	**6,716.6 [f]**	**4,953.3**	**50,506.6**

(Sources: Bloomberg and public documents / announcements from the respective companies)

***Notes*:-**

a. *Revenue, EBIT and PATMI are extracted from the latest available audited financial statements as at 22 November 2006.*

b. *The number of shares, NA, MI, total debt and total cash balances are extracted from the latest available interim financial statements as at 22 November 2006.*

c. *Market capitalisation is computed based on the closing share price on 22 November 2006 as obtained from Bloomberg.*

d. *Being the Issue Price of the RCPS A.*

e. *Being the Pro-forma SD Valuation.*

f. *Assuming that:-*

   (i) *All the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares;*

   (ii) *SD receives full acceptance for the Negara MGO; and*

   (iii) *All the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

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Based on the foregoing, we have, in Table 6F, compared the implied valuation multiples of the Issue Price and the Pro-forma SD Valuation to those recorded by the Other Companies based on the following valuation ratios:-

(a) **EV / EBIT Ratio**: This ratio measures the market valuation relative to the operating performance of the company.

(b) **Price-Earnings Ratio ("PER")**: This ratio measures the market valuation relative to the overall performance of the company.

(c) **Price to Book Ratio ("PBR")**: This ratio measures the market valuation relative to the book value of the net assets of the company.

Table 6F – SD and Other Companies: Valuation Multiples

As at 22.11.2006	EV / EBIT	PER	PBR
	(times)	(times)	(times)
Conglomerates			
MMC	12.9	15.7	1.5
PPB	10.4	14.1	1.2
Genting	9.4	15.8	2.0
YTL	7.4	6.5	1.3
High	**12.9**	**15.8**	**2.0**
Mean	**10.0**	**13.0**	**1.5**
Low	**7.4**	**6.5**	**1.2**
Plantations			
PPB Oil	23.0	31.1	3.1
IOI	19.5	27.6	3.6
Astra Agro	14.7	21.5	6.6
KLK	11.3	15.1	1.5
Golden Agri	5.5	6.7	1.3
High	**23.0**	**31.1**	**6.6**
Mean	**14.8**	**20.4**	**3.2**
Low	**5.5**	**6.7**	**1.3**
Kuala Lumpur Plantation Index	**n.a.**	**23.4**	**1.8**
SD (Maximum Scenario)			
- Issue Price	**13.1**	**18.6**	**1.8**
- Pro-forma SD Valuation	**19.2**	**27.9**	**2.7**

We note the following:-

(i) Plantation companies generally have a higher valuation as compared to conglomerates, due to the current positive outlook for CPO prices;

(ii) The EV/EBIT multiples of 13.1x and 19.2x represented by the Issue Price and the Pro-forma SD Valuation respectively are higher than the range of the trading EV/EBIT multiples (7.4x – 12.9x) of the conglomerates but within the range of the trading EV/EBIT multiples (5.5x – 23.0x) of the plantation companies;

(iii) The PER of 18.6x represented by the Issue Price is higher than the range of the trading PER (6.5x – 15.8x) of the conglomerates but within the range of the trading PER (6.7x – 31.1x) of the plantation companies.

The PER of 27.9x represented by the Pro-forma SD Valuation is higher than the range of the trading PER (6.5x – 15.8x) of the conglomerates, above the mean (20.4x) of the trading PER of the plantation companies, and higher than the PER (23.4x) of the Kuala Lumpur Plantation Index; and

(iv) The PBR of 1.8x represented by the Issue Price is at the higher end of the range of the trading PBR (1.2x – 2.0x) of the conglomerates and at the lower end of the range of the trading PBR (1.3x – 6.6x) of the plantation companies.

The PBR of 2.7x represented by the Pro-forma SD Valuation is higher than the range of the trading PBR (1.2x – 2.0x) of the conglomerates but within the range of the trading PBR (1.3x – 6.6x) of the plantation companies.

In view of the foregoing, the valuations represented by the Issue Price and the Pro-forma SD Valuation are comparable with the trading valuation multiples of the Other Companies.

We are unable to analyse the Issue Price and the Pro-forma SD Valuation from a prospective PER perspective, as no profit forecast has been prepared for inclusion in this Circular.

As no segmental EBITDA or EBIT has been prepared for the SD Group on a pro-forma consolidated basis, we are also unable to analyse the Issue Price and the Pro-forma SD Valuation using a sum-of-parts valuation of the SD Group.

THE REST OF THIS PAGE IS INTENTIONALLY LEFT BLANK

6.5.2 Precedent Transaction Analysis

We have set out in Table 6G the premiums implied by the offer prices on recent take-over transactions involving plantation companies.

Table 6G – Recent Take-Overs of Plantation Companies

Date of Announcement	Target Company	Acquiring Company	Principal Activities of Target Company	Interest to be Acquired[a]	Offer Price	Last Traded Price of Target Company's Shares Before Announcement	Implied Premium / (Discount) of Offer Price over Target Company's Last Traded Price		Offer Price		Issue Price	
									Implied PER	Implied PBR	Implied PER	Implied PBR
				(%)	(RM)	(RM)	(RM)	(%)	(times)	(times)	(times)	(times)
26 May 2007	PT Perusahaan Perkebunan London Sumatra Indonesia TBK (**"London Sumatra"**)	Indofood Agro Resources Ltd	London Sumatra is principally engaged in the business of breeding, planting, milling and selling oil palm products. It is also engaged in other products such as rubber, cocoa, tea and coffee.	100%	[b] IDR 6,642 per share	IDR 6,400	IDR 242	3.8%	29.9	4.9	18.4	1.8
14 December 2006	PPB Oil	Wilmar International Limited (**"Wilmar"**) (listed on SGX)	The PPB Oil Group cultivates oil palm, mills fresh fruit bunches, and refines and markets palm oil and related products. It also cultivates and sells clonal plantlets.	100%	[c] 9.05 per share	8.95	0.10	1.1%	[d] 23.4	[d] 2.8	[d] 23.8	[d] 4.6
14 December 2006	PGEO Group Sdn Bhd (**"PGEO"**)	Wilmar	The PGEO Group is involved in trading and marketing of edible oils, processing and marketing of calcium salt, processing of specialty fats, generation and sale of steam and power, and commodity futures broking.	65.8%	RM1,129.3 million in total	NA – PGEO is unlisted	NA	NA	[d] 15.2	[d] 2.8	[d] 23.8	[d] 4.6
14 December 2006	Kuok Oils & Grains Pte Ltd (**"KOG"**)	Wilmar	The KOG Group is involved in international trading of oils and grains products.	100%	SGD1,822.6 million in total	NA – KOG is unlisted	NA	NA	[d] 11.6	[d] 3.3	[d] 23.8	[d] 4.6

Date of Announcement	Target Company	Acquiring Company	Principal Activities of Target Company	Interest to be Acquired[a]	Offer Price	Last Traded Price of Target Company's Shares Before Announcement	Implied Premium / (Discount) of Offer Price over Target Company's Last Traded Price		Offer Price		Issue Price	
									Implied PER	Implied PBR	Implied PER	Implied PBR
				(%)	(RM)	(RM)	(RM)	(%)	(times)	(times)	(times)	(times)
7 December 2006	Pan Century Edible Oils Sdn Bhd (**"PCEO"**) and Pan Century Oleochemicals Sdn Bhd (**"PCOC"**)	IOI	PCEO is involved in the refining and processing of CPO, as well as manufacturing of soap noodles and glycerine. PCOC is involved in the manufacture of oleochemical products.	100%	RM423 million in total by cash	NA – PCEO and PCOC are unlisted	NA	NA	11.9	1.6	NA – cash settled	NA – cash settled
23 August 2006	Indofood Oil & Fats Pte. Ltd. (**"Indofood"**)	CityAxis Holdings Limited (**"CityAxis"**) (now known as Indofood Agro Resources Limited) (listed on SGX)	The Indofood Group's businesses range from oil palm cultivation and milling to the refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products.	100%	[e] SGD392.69 million in total	NA – Indofood is unlisted	NA	NA	4.9	1.0	5.2	0.4
2 August 2005	IOI Oleochemical Industries Berhad (**"IOI Oleo"**)	IOI	The IOI Oleo Group is involved in the oleochemical, plantation and property businesses, covering the manufacturing and trading of fatty acids, glycerine, soap noodles and metallic stearates, oil palm cultivation, trading of PK oil and PK cakes, property development and hotel related services.	38.97%	[f] 11.08 per share	10.00	1.08	10.8%	12.0	2.1	13.4	2.5

High	**10.8%**	**29.9**	**4.9**	**23.8**	**4.6**
Mean	**5.2%**	**15.6**	**2.6**	**15.2**	**2.3**
Low	**1.1%**	**4.9**	**1.0**	**5.2**	**0.4**

Date of Announcement	Target Company	Acquiring Company	Principal Activities of Target Company	Interest to be Acquired[a]	Offer Price	Last Traded Price of Target Company's Shares Before Announcement	Implied Premium / (Discount) of Offer Price over Target Company's Last Traded Price		Offer Price		Issue Price	
									Implied PER	Implied PBR	Implied PER	Implied PBR
				(%)	(RM)	(RM)	(RM)	(%)	(times)	(times)	(times)	(times)
27 November 2006	Participating Companies and Negara	SD	The Participating Companies and Negara collectively are involved in the plantations, property, heavy equipment, automotive, and energy and utilities businesses.	All assets and liabilities (Maximum Scenario)	Various	Various	Offer Price	Approx. 5%	[f] 18.6	[f] 1.8	NA	NA
							Pro-forma SD Valuation	50.7%	[g] 27.9	[g] 2.7	NA	NA

(Sources: Bloomberg and public documents / announcements from the respective companies)

Notes:-

a. *Being the remaining interest in the target company to be acquired by the acquiring company.*

b. *Being the weighted average offer price computed based on 609,616,000 London Sumatra shares and USD47 million mandatory convertible notes (which are convertible into 269,343,500 London Sumatra shares) to be acquired at an offer price of IDR 6,500 per share, and 485,613,293 London Sumatra shares to be acquired pursuant to a tender offer at an offer price of IDR 6,900 per share.*

c. *The consideration for the acquisition of PPB Oil was satisfied by the issuance of 2.3 Wilmar shares for each PPB Oil share. The offer price was arrived at based on the last traded price of Wilmar shares, being SGD1.71 per Wilmar share, as at 13 December 2006, being the last trading day before the announcement of the offer. The price of SGD1.71 was converted based on the exchange rate of SGD1: RM2.30 as at 13 December 2006 as quoted by BNM.*

d. *The PER and PBR are computed based on the price of SGD1.71 per Wilmar share. The final PER and PBR represented by the offer price and the issue price would depend on the closing market price of Wilmar shares on the date of completion of Wilmar's acquisitions of PPB Oil, PGEO and KOG.*

e. *The consideration for the acquisition of Indofood was satisfied by the issuance of 9,982,000,000 new shares in CityAxis at SGD0.03934 per share.*

f. *The consideration for the acquisition of IOI Oleo was satisfied via the following options given to the shareholders of IOI Oleo:-*

   (i) *A cash sum of RM11.08 for each IOI Oleo share; or*

   (ii) *One new IOI share at an issue price of RM10.82 per IOI share and a cash sum of RM11.34 for every 2 IOI Oleo shares.*

f. *Based on the respective offer prices for the Participating Companies and Negara and the Issue Price, and assuming that:-*

(i) *All the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares;*

(ii) *SD receives full acceptance for the Negara MGO; and*

(iii) *All the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

g. *Based on the Pro-forma SD Valuation, and assuming that:-*

(i) *All the shareholders of the Participating Companies and Negara elect to convert the RCPS A received by them into SD Shares;*

(ii) *SD receives full acceptance for the Negara MGO; and*

(iii) *All the 25,000,000 outstanding RCPS B will be converted into SD Shares based on the conversion ratio of 1 RCPS B for 2 SD Shares.*

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Based on the foregoing, we note that:-

(a) The premium of approximately 5.0% implied by the Offer Price is within the range (1.1% - 10.8%) of the premiums offered by the comparable offers;

(b) The PER of 18.6x represented by the Offer Price / Issue Price is within the range (4.9x - 29.9x) of the PER offered in the comparable offers, whilst the PER of 27.9x represented by the Pro-forma SD Valuation is at the higher end of the range of the PER offered in the comparable offers; and

(c) The PBR of 1.8x and 2.7x represented by the Offer Price / Issue Price and the Pro-forma SD Valuation respectively are within the range (1.0x - 4.9x) of the PBR offered in the comparable offers.

Based on the foregoing, the valuations represented by the Offer Price / Issue Price and the Pro-forma SD Valuation are comparable with the valuation multiples offered in other recent take-over transactions.

6.5.3 Other Relevant Considerations

(a) Liabilities to be Assumed by SD

SD will assume all the liabilities of the Participating Companies upon the completion of SD's proposed acquisition of the Participating Companies' businesses.

(b) Market Capitalisation and Trading Liquidity

As at the LPD, based on the Issue Price, SD will have the 8th largest market capitalisation among all companies listed on Bursa Securities, and based on the Pro-forma SD Valuation, SD will have the 2nd largest market capitalisation among all companies listed on Bursa Securities. This, coupled with SD's status as the largest listed oil palm plantation company in the world in terms of CPO production, is likely to increase the trading liquidity of SD Shares beyond the levels historically experienced by the Participating Companies.

(c) What will Drive the Future Valuation of SD?

Upon the completion of the Proposed Merger, we believe that the SD Group may look like a larger version of the Sime Darby Group. However, it is expected that going forward, plantations will be the SD Group's main income driver. The SD Group's changing earnings profile may result in the market valuing it based on the plantation sector's PER instead of based on the sum-of-parts, which is the method commonly used to value conglomerates. This may cause the SD Group's valuation to re-rate closer to the plantation sector's PER.

We believe that the following are the main factors that will drive the SD Group's future valuation:-

(i) The outlook for CPO prices;

(ii) Operational synergies;

(iii) Capital management initiatives;

(iv) Restructuring possibilities; and

(v) SD's market capitalisation and its status as the largest listed oil palm plantation company in the world in terms of CPO production.

6.6 Conclusion

In arriving at our opinion on the valuation of SD Shares, we have considered and evaluated the following factors which we consider pertinent in arriving at our conclusion:-

(a) Based on the closing share prices of the Participating Companies and Negara as at the LPD, the fair value of SD Shares is RM7.91 per SD Share. This represents a 50.7% premium above the Issue Price;

(b) The EV/EBIT multiples of 13.1x and 19.2x represented by the Issue Price and the Pro-forma SD Valuation respectively are higher than the range of the trading EV/EBIT multiples (7.4x – 12.9x) of the conglomerates but within the range of the trading EV/EBIT multiples (5.5x – 23.0x) of the plantation companies;

(c) The PER of 18.6x represented by the Issue Price is higher than the range of the trading PER (6.5x – 15.8x) of the conglomerates but within the range of the trading PER (6.7x – 31.1x) of the plantation companies.

The PER of 27.9x represented by the Pro-forma SD Valuation is higher than the range of the trading PER (6.5x – 15.8x) of the conglomerates, above the mean (20.4x) of the trading PER of the plantation companies, and higher than the PER (23.4x) of the Kuala Lumpur Plantation Index;

(d) The PBR of 1.8x represented by the Issue Price is at the higher end of the range of the trading PBR (1.2x – 2.0x) of the conglomerates and at the lower end of the range of the trading PBR (1.3x – 6.6x) of the plantation companies.

The PBR of 2.7x represented by the Pro-forma SD Valuation is higher than the range of the trading PBR (1.2x – 2.0x) of the conglomerates but within the range of the trading PBR (1.3x – 6.6x) of the plantation companies;

(e) The premium of approximately 5.0% implied by the Offer Price is within the range (1.1% - 10.8%) of the premiums offered by the comparable offers;

(f) The PER of 18.6x represented by the Offer Price / Issue Price is within the range (4.9x - 29.9x) of the PER offered in the comparable offers, whilst the PER of 27.9x represented by the Pro-forma SD Valuation is at the higher end of the range of the PER offered in the comparable offers; and

(g) The PBR of 1.8x and 2.7x represented by the Offer Price / Issue Price and the Pro-forma SD Valuation respectively are within the range (1.0x - 4.9x) of the PBR offered in the comparable offers.

Based on the foregoing, we are of the view that the valuation of SD Shares (including the Issue Price) represented by the Offer is fair and reasonable.

7. EVALUATION OF THE OTHER SALIENT TERMS AND CONDITIONS OF THE PROPOSALS

In this Section, we have evaluated the other salient terms and conditions of the Proposals, apart from the Disposal Consideration and the issue price of the RCPS A.

7.1 Indicative Terms of RCPS A

SD will satisfy the Disposal Consideration through the issuance of an equivalent value of RCPS A. The RCPS A received by the Company are proposed to be distributed to its shareholders pursuant to the Proposed Capital Repayment.

The indicative terms of the RCPS A are set out in Table 7A. We have highlighted the most important terms in bold, which we will discuss further in Section 7.4 below.

Table 7A – Indicative Terms of RCPS A

Issuer	:	SD
Instrument	:	Redeemable convertible preference shares A
Capital Repayment	:	A capital reduction and distribution exercise pursuant to which the issued share capital of the company to which the RCPS A are issued, is reduced to two (2) ordinary shares held by SD.
Issue Price	:	RM5.25 per RCPS A
Issue Amount	:	To be determined
Par Value	:	RM0.01 per RCPS A
Expiry Date	**:**	**(a) <u>With Capital Repayment</u>** **On the day falling four (4) weeks (or such other period as agreed by SD) from the date of issue of the RCPS A** **(b) <u>Without Capital Repayment</u>** **On the day falling nine (9) months from the date of issue of the RCPS A**
Dividend	:	(a) <u>With Capital Repayment</u> Nil (b) <u>Without Capital Repayment</u> The gross dividend payment shall be an amount equivalent to not more than 5% of the Issue Price.
Conversion Ratio	:	One (1) RCPS A for one (1) SD Share.
Conversion Mode	:	By surrendering RCPS A in accordance with the Conversion Ratio.
Conversion	:	One (1) RCPS A can be converted at the option of the RCPS A holder into one (1) new SD Share.
Conversion Period	**:**	**(a) <u>With Capital Repayment</u>** **The RCPS A may be converted into SD Shares within fourteen (14) days after the Proposed Capital Repayment becomes effective or such later date as agreed in writing by SD.**

		(b) <u>Without Capital Repayment</u> **The RCPS A shall be automatically converted into SD Shares on the Expiry Date or such earlier date as notified in writing by the RCPS A holder.**
Redemption Price	:	At the Issue Price
Redemption	**:**	**(a) <u>With Capital Repayment</u>** **Automatic redemption on the Expiry Date of the RCPS A.** **(b) <u>Without Capital Repayment</u>** **The RCPS A shall only be redeemed if mutually agreed by SD and the RCPS A holder.**
Listing	:	(a) The RCPS A will not be listed on Bursa Securities or any other exchange. (b) The new SD Shares to be issued pursuant to the conversion of the RCPS A will be listed on Bursa Securities only if SD is listed.
Status	:	(a) The RCPS A shall rank equal with the RCPS B but in priority to SD Shares in the event of liquidation, dissolution, winding up or other repayment of capital of SD for the Issue Price and the dividends declared (if any) provided that there shall be no further right to participate in the surplus assets or profits of SD. (b) In the event that SD has insufficient assets to permit payment of the full Issue Price to the RCPS A holders, the assets of SD shall be distributed rateably to the RCPS A holders and RCPS B holders in proportion to the amount that each RCPS A holder and RCPS B holder would otherwise be entitled to receive.
Rights Attaching to New SD Shares from Conversion	:	The new SD Shares to be issued upon conversion of the RCPS A shall, upon allotment and issue, rank equal in all respects with the then existing SD Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which precedes the allotment date of the new SD Shares.
Rights Attaching to RCPS A	:	Prior to the conversion of the RCPS A, the registered RCPS A holders shall not have the right to vote at any general meeting of SD except in the following circumstances:- (a) Upon a resolution which varies or is deemed to vary the rights and privileges attaching to the RCPS A; (b) Upon any resolution for the winding up of SD or any of its material subsidiaries; (c) During such period as any dividends of the RCPS A may have been declared but remain in arrears and unpaid; and (d) Other circumstances as may be provided under law and applicable to preference shares and/or preference shareholders from time to time.
Transferability	:	Non-transferable other than with the consent of SD.
Governing Law	:	The laws of Malaysia.

Each shareholder of the Company entitled under the Proposed Capital Repayment will have the option to convert each RCPS A that such shareholder is entitled to receive into 1 SD Share by notice to SD (**"Election Notice"**). The Election Notice will be despatched together with a prospectus to be issued by SD. If SD fails to receive the duly completed Election Notice within 14 days from the date the Election Notice is sent out, or such other period as agreed in writing by SD, then under the terms of the RCPS A, each entitled shareholder shall receive RM5.25 in cash for each RCPS A due to him.

We are of the view that the 2 options given to the shareholders of the Company under the Proposed Capital Repayment i.e. the Cash Option and the Share Option, are reasonable because they allow the shareholders to elect either to cash out and not participate in the equity of SD, or to convert the RCPS A held by the shareholders into SD Shares and participate in SD's equity.

7.2 Conditions Precedent

We wish to highlight that the Proposed Disposal is conditional upon the fulfilment of the following conditions precedent, amongst others:-

(a) If the Proposed Capital Repayment is approved by the shareholders of Sime Darby, the decision of the High Court in relation to the Proposed Capital Repayment; and

(b) If the Proposed Capital Repayments of Sime UEP and SES are approved by the shareholders of Sime UEP and SES respectively, the respective decisions of the High Court in relation to the said Proposed Capital Repayments.

SD is entitled but not obliged, to the extent permitted by law or applicable regulations, to waive the requirement to satisfy the above conditions.

The Proposed Capital Repayment is subject to the approval of the following:-

(a) The shareholders of the Company;

(b) The SC;

(c) The confirmation of the High Court;

(d) The lenders of the Company (where applicable); and

(e) Any other authorities or parties, if required.

7.3 Inter-Conditionality

Following from the conditions precedent set out in Section 7.2, save as disclosed below, there is no other inter-conditionality amongst the Proposals:-

(a) The Proposed Capital Repayment is conditional upon the Proposed Disposal; and

(b) The Proposed Share Issue is conditional upon the Proposed Disposal and Proposed Capital Repayment.

For the avoidance of doubt, the Proposed Disposal is not conditional upon the Proposed Capital Repayment and Proposed Share Issue.

7.4 Discussion of Conditions Precedent and Inter-Conditionality

7.4.1 Proposed Disposal Requires Only an Ordinary Resolution and is Not Conditional upon Proposed Capital Repayment

The Proposed Disposal is subject to the approval of the shareholders of the Company by way of an ordinary resolution requiring a simple majority vote. However, the Proposed Capital Repayment needs to be approved by the shareholders of the Company by way of a special resolution, because it entails a capital reduction under Sections 60 and 64 of the Companies Act 1965, whereby the entire issued and paid-up capital of the Company, save for the shares to be issued pursuant to the Proposed Share Issue, will be cancelled. A majority of at least 75% of the shareholders present and voting on a show of hands either in person or by proxy, or a majority of at least 75% of the votes cast on a poll, is necessary to pass the special resolution.

It should be noted that the conditions precedent in respect of the Proposed Disposal requires only a decision, and not a confirmation, of the High Court in relation to the Proposed Capital Repayment.

Hence, the Proposed Disposal is not conditional upon the Proposed Capital Repayment. This means that effectively, in terms of shareholders' approval, only an ordinary resolution is required to be passed by the shareholders of the Company in order to fulfil the conditions precedent for the Proposed Disposal. In the event that the shareholders of the Company do not approve the Proposed Capital Repayment, SD is entitled but not obliged, to the extent permitted by law or applicable regulations, to exercise its rights under the SBA to waive the conditions precedent relating to the High Court's decision on the Proposed Capital Repayment, and proceed to complete the Proposed Disposal.

7.4.2 Proposed Capital Repayment is Subject to Shareholders' Approval

Based on our discussions with the Board of the Company and Zaid Ibrahim & Co. (**"ZICO"**), the lawyers acting for the Company, we are of the view that it is unlikely that the shareholders of the Company will not approve the Proposed Capital Repayment if they vote in favour of the Proposed Disposal. Logically, the shareholders should approve the Proposed Capital Repayment if they approve the Proposed Disposal, in order to receive the returns for the cancellation of their shares, in the form of either cash or SD Shares. Nevertheless, it should be noted that the Proposed Capital Repayment requires a special resolution, as opposed to the Proposed Disposal, which only requires an ordinary resolution.

7.4.3 Proposed Capital Repayment is Subject to High Court's Confirmation

In the event that the shareholders of the Company approve the Proposed Capital Repayment, the Proposed Capital Repayment is still subject to the High Court's confirmation. ZICO has advised the Company that the High Court will take into consideration any objections from the lenders and creditors of the Company. ZICO has also advised that the application for the High Court's confirmation would be strengthened if SD is able to set aside sufficient funds (preferably) or alternatively furnish documentation evidencing that it is able to fulfil its obligations under the Proposed Capital Repayment and that it is able to settle the outstanding debts of any objecting lenders or creditors, if required to do so.

7.4.4 Consequences if Proposed Capital Repayment is Not Carried Out

In the event that the Proposed Disposal proceeds to completion but the Proposed Capital Repayment is not carried out, upon the completion of the Proposed Disposal, the Company will not have any assets other than RCPS A.

In such an event, Bursa Securities may consider that the Company falls under the definition of "Cash Company" pursuant to paragraph 8.14B of the Listing Requirements, in which case the Company would fall within the ambit of Practice Note 16 of the Listing Requirements. A "Cash Company" is a listed company whose assets on a consolidated basis, consist of 70% or more of cash or short term investments, or a combination of both, and must regularise its condition by submitting a proposal to the relevant authorities within 12 months and implementing the proposal within the timeframe stipulated by the relevant authorities, failing which Bursa Securities may suspend and/or de-list the company's securities.

In addition, the Company may be considered to be an affected listed issuer under Practice Note 17 of the Listing Requirements, as it may be deemed to have:-

(a) Suspended or ceased all of its business or its major business, or its entire or major operations, due to or as a result of the disposal of the Company's business or major business; or

(b) An insignificant business or operations.

A company which is classified as an affected listed issuer under Practice Note 17 of the Listing Requirements must submit a regularisation plan to the relevant authorities within 8 months and implement the regularisation plan within the timeframe stipulated by the relevant authorities, failing which Bursa Securities may suspend and/or de-list the company's securities.

The above will not be applicable if the Proposed Capital Repayment is carried out, as the Proposed Capital Repayment would result in the Company distributing all its assets to its shareholders (whether in the form of RCPS A or cash). Simultaneous with the Proposed Capital Repayment, the Company will undertake the Proposed Share Issue and thereafter the Company will be de-listed.

In the event that the Proposed Capital Repayment is not carried out, the Board of the Company would consider various other options available to the Company in order to achieve a distribution to its shareholders of the RCPS A or SD Shares arising from the conversion of the RCPS A or cash arising from the redemption of the RCPS A (as the case may be), such as a members' voluntary winding up of the Company. In this scenario, it is pertinent to note that the RCPS A will expire 9 months from their date of issue, and they shall be automatically converted into SD Shares on the expiry date or such earlier date as notified in writing by the Company. Alternatively, the RCPS A can be redeemed only if mutually agreed by SD and the Company, subject to the expiry date.

To achieve a distribution of the RCPS A or SD Shares arising from the conversion of the RCPS A or cash arising from the redemption of the RCPS A (as the case may be), through a members' voluntary winding up of the Company, the Company would need to hold an EGM to approve the voluntary winding up and the distribution. It is likely that prior to the EGM, the Company would despatch a circular to its shareholders with an election notice asking them to elect whether they would like to receive cash or SD Shares. It should be noted that voluntary winding up also requires a special resolution to be passed by the shareholders of the Company.

Voluntary winding up is a lengthy process requiring various processes to be carried out. ZICO has advised the Company that, where all its existing assets and liabilities have been transferred to SD, voluntary winding up will take at least 6 to 12 months from the date of the EGM. It should be noted that prior to the expiry of the RCPS A, the Company has the right to convert the RCPS A into SD Shares or to redeem the RCPS A through mutual agreement with SD. It is likely that the proportions of the RCPS A that the Company would elect to convert and/or to redeem, would depend on the elections of its shareholders as stated in the previous paragraph.

Based on the foregoing, we are of the opinion that the terms of the Proposed Disposal and Proposed Capital Repayment are acceptable to the Company, in the sense that they provide the Company with sufficient options to achieve a distribution of the RCPS A or SD Shares arising from the conversion of the RCPS A or cash arising from the redemption of the RCPS A (as the case may be), subject to the approval of the shareholders of the Company. It should be noted, however, that the shareholders would get their distribution sooner in the case of the Proposed Capital Repayment as compared to a winding up scenario.

7.4.5 Consequences if Proposed Disposals and/or Proposed Capital Repayments of Sime UEP and/or SES Do Not Occur

If the completion of Sime Darby's Proposed Disposal occurs but the completion of the Proposed Disposals of Sime UEP and/or SES does not occur, or the Proposed Capital Repayments of Sime UEP and/or SES does not occur, SD will trigger an obligation to undertake a mandatory general offer for all the shares of Sime UEP and/or SES not held by Sime Darby, as the case may be, on the date Sime Darby's Proposed Disposal becomes unconditional. In such an event, as required by law, SD shall, in addition to offering a cash alternative, offer an equivalent value of SD Shares as consideration in the take-over offer.

In the event that the Proposed Disposals of Sime UEP and/or SES are completed with the completion of the Proposed Disposal by Sime Darby but the Proposed Capital Repayments of Sime UEP and/or SES do not occur, SD shall, in addition to carrying out a mandatory general offer as described in the previous paragraph, on the day immediately prior to the expiry date of the RCPS A, also redeem all the RCPS A held by Sime UEP and/or SES where Sime UEP and/or SES has given a written notice to SD to do so.

We are of the view that the above consequences are acceptable because they provide an exit for the shareholders of Sime UEP and SES on similar terms as the Proposed Capital Repayment i.e. for cash or SD Shares.

7.5 Proposed Capital Repayment to be effected via Bonus Issue and Capital Reduction

Upon completion of the Proposed Disposal but prior to the Proposed Capital Repayment, Sime Darby proposes to undertake a bonus issue to be effected by way of capitalisation of all its reserves (including the reserves arising from the Proposed Disposal) (**"Bonus Issue"**). The actual number of new Sime Darby Shares to be issued pursuant to the Bonus Issue (**"Bonus Shares"**) will only be determined based on the number of Sime Darby Shares outstanding as at the Entitlement Date. Concurrently, Sime Darby will also increase its authorised share capital to RM50.0 billion comprising 100.0 billion Sime Darby Shares to facilitate the Bonus Issue.

The purpose of the Bonus Issue is to facilitate the implementation of the Proposed Capital Repayment. As the entire issued and paid-up share capital of Sime Darby will be cancelled pursuant to a capital reduction exercise, none of the Bonus Shares will be credited into the securities accounts of the entitled shareholders. For the purpose of clarification, the Offer Price of RM6.46 per Sime Darby Share under the Proposed Disposal remains unchanged, as the Bonus Issue will only be carried out after the Proposed Disposal is completed.

The Bonus Issue is necessary to facilitate the capital repayment of 1.23 RCPS A for each Sime Darby Share held prior to the Bonus Issue, because it is only legally possible for the Company to return capital up to the par value of each Sime Darby Share i.e. RM0.50.

7.6 Simultaneous Completion with Proposed Disposals of Guthrie and Golden Hope

The completion of the Proposed Disposal is conditional upon the proposed disposals of the entire business and undertaking of Guthrie and Golden Hope becoming unconditional.

The completion of the Proposed Disposal shall occur simultaneously with the completion of the proposed disposals of the entire business and undertaking of Guthrie and Golden Hope, and shall occur immediately after the completion of the Proposed Disposals of Sime UEP and SES.

We are of the view that the above terms are acceptable because they effectively mean that the Company will not complete the Proposed Disposal unless Guthrie and Golden Hope also complete their proposed disposals to SD concurrently.

7.7 Permitted Dividend

The Company shall not declare, make or pay any dividend or distribution of any nature **("Distribution")** to its shareholders after 27 November 2006 (being the date of the Offer) to which SD is not solely entitled, save and except for the Permitted Dividend (as defined below). Any payment of Distributions other than the Permitted Dividend from the date of the Offer until the completion date shall result in the reduction of the Disposal Consideration by the quantum of such net Distributions made.

The Permitted Dividend for the Company is set out in Table 7B.

Table 7B – Permitted Dividend

Permitted Dividend	RM
Gross final dividend for FYE 2006, paid in December 2006	0.25
Net dividends to be paid in calendar year 2007	0.24

The objective of the Permitted Dividend is to preserve the reserves of the Participating Companies pending the completion of the Proposals, while at the same time giving some cash returns to the shareholders of the Participating Companies during that period.

7.8 Conduct Pending Completion

Until the completion of the Proposed Disposal, the Company shall conduct its businesses with due care and in accordance with normal and prudent practice (having regard to the nature of the business and good commercial practice and so as to comply with all applicable laws and regulations). In particular, the Company shall:-

(a) Use its reasonable endeavours to maintain the profitability and value of its businesses;

(b) Use its reasonable endeavours to ensure that its material assets (being shares in its subsidiaries and associate companies, all fixed assets and all intellectual property rights) are protected and maintained; and

(c) Shall not, unless required or contemplated by the SBA, do any of the matters set out in Section 7.9 below unless approved in writing by the MIC.

We are of the view that the above terms are acceptable because their objective is to ensure that the Company will carry on its businesses with the same degree of care and diligence as it always has, and that it will not take any actions that will have a material adverse impact on the value of its businesses, whether tangible or intangible, except with the prior written approval of the MIC. These terms are also contained in the Sale of Business Agreements between SD and the other Participating Companies. Therefore, ultimately these terms are for the mutual benefit of all the shareholders of the Participating Companies who elect to become shareholders of SD.

7.9 Matters Requiring Approval of MIC

Until the completion of the Proposed Disposal or earlier termination of the SBA, the Company shall not and shall procure that its subsidiaries shall not, do or implement any of the following other than in the ordinary course of business, without the prior written approval of the MIC, which approval shall not be unreasonably withheld:-

(a) Carry out any buyback or resale of Sime Darby Shares, Sime UEP Shares or SES Shares;

(b) Make any change to the terms and conditions or extend the current employment contracts of senior management of the Company or its material subsidiaries;

(c) Make any change in the share capital structure of the Company, save and except for the issue of Sime Darby Shares pursuant to the exercise of options granted under the Sime Darby Group's ESOS;

(d) Acquire or dispose or transfer any of the material business(es) or asset(s) of the Company and for this purpose, any acquisition or disposal or transfer for a consideration collectively in excess of 2.5% of the consolidated shareholders' funds of the Company, based on the latest audited financial statements, shall be deemed to be material. The relevant amount for the Company is set out in Table 7C.

Table 7C – Materiality Threshold for Acquisitions and Disposals

Sime Darby	**RM mil**
Materiality threshold	[a] 199.14

Note:-

a *This amount is net of Sime Darby's share of shareholders' funds in Sime UEP and SES.*

(e) Make any further offers or grants of options under the Sime Darby Group's ESOS;

(f) Terminate the employment of or appoint any senior management in the Company or any of its material subsidiaries; and

(g) Declare or pay or support the declaration or payment, of any dividends or distributions in any subsidiary or associate company of the Company (**"Affiliate"**) in excess of the cumulative amount of dividends or distributions made by such Affiliate in its previous financial year.

7.10 Terms of RCPS B

SD has 25,000,000 outstanding RCPS B, which were issued to CIMB Private Equity Sdn Bhd to provide the initial funding for SD. The salient terms of the RCPS B are set out in Table 7D.

Table 7D – Salient Terms of RCPS B

Par value	:	RM0.10
Subscription Price	:	RM1.00
Tenure	:	2 years from the date of issue **("Issuance Date")** unless extended by the holder.
Dividend Rate	:	SD has the discretion to decide whether to declare any annual non-cumulative dividend as well as the quantum of such dividend. Any dividend declared shall not exceed 4% per annum on the Subscription Price.
Conversion Ratio	:	1 RCPS B for 2 SD Shares
Conversion Period	:	May be converted at any time after the Issuance Date at the option of the holder. Any RCPS B that are not converted or redeemed by the expiry of the tenure shall be automatically converted into SD Shares.
Redemption	:	Redeemable at the option of the holder at any time during the tenure.
Redemption Price	:	If redeemed, SD shall, in respect of each RCPS B, pay the holder a sum that, together with the aggregate of all dividends paid from the Issuance Date to the date of redemption **("Redemption Date")**, will result in an effective yield of 4% per annum on the Subscription Price compounded yearly for the period from the Issuance Date to the Redemption Date.

Each RCPS B is convertible into 2 SD Shares; hence, the full conversion of the RCPS B will result in the issuance of 50,000,000 SD Shares. Based on the Maximum Scenario as illustrated in Section 6.2 of this report, the SD Shares arising from the full conversion of the RCPS B would account for 0.8% of the enlarged issued and paid-up ordinary capital of SD. To this extent, the RCPS B would cause a dilution in the interests of the shareholders of the Participating Companies who elect to become shareholders of SD.

7.11 SD's Undertakings

SD undertakes with the Company that:-

(a) SD shall not enter into any unusual or onerous contract or obligation, or incur any borrowing or indebtedness, or acquire or enter into any agreement to acquire anything apart from those contemplated under or arising from the SBA, the Sale of Business Agreements with the other Participating Companies, and the Negara MGO, or disclosed by SD in the circular to the shareholders of the Company or the prospectus to be issued by SD;

(b) SD shall keep available for issue sufficient authorised share capital to satisfy in full the number of SD Shares required to be issued upon any conversion of the RCPS A representing the Disposal Consideration;

(c) SD shall not modify the rights attaching to any of its share capital (including but not limited to the terms of the RCPS A and RCPS B), or make any change to its share capital structure, or grant any options for shares or convertible securities in SD, save for the purposes stated in the SBA or as envisaged in the Sale of Business Agreements with the other Participating Companies and the Negara MGO, unless approved in writing by the Company, which approval shall not be unreasonably withheld; and

(d) SD shall not create any new class of shares or issue any new ordinary shares, RCPS A, RCPS B or any other convertible securities, except pursuant to the terms of the RCPS A and RCPS B, the Negara MGO, the SBA and the Sale of Business Agreements with the other Participating Companies, unless approved in writing by the Company, which approval shall not be unreasonably withheld.

The underlying rationale for SD's undertakings is to protect the interests of the shareholders of the Participating Companies who elect to become shareholders of SD, pending the completion of the Proposals. However, it should be noted that SD may be required to issue new shares, options, convertible securities or debt securities in order to raise funds to finance its obligations under the Proposals or its operations, or to meet the public shareholding spread requirements of Bursa Securities. Thus, there is no assurance that the shareholders of the Participating Companies who elect to become shareholders of SD will not have their interests in SD diluted through the issuance of new shares, options or convertible securities by SD.

7.12 Conclusion

Based on the foregoing, we are of the view that the terms and conditions of the Proposals are reasonable and acceptable to the Company.

INFORMATION ON SYNERGY DRIVE

1. HISTORY AND BUSINESS

Synergy Drive was incorporated in Malaysia on 7 November 2006 under the Act as a private limited company under the name of Synergy Drive Sdn Bhd. It was converted to a public limited company on 5 April 2007.

Synergy Drive is principally an investment holding company and upon completion of the Proposed Merger, Synergy Drive group will have 5 core businesses, namely plantations, property, automotive, heavy equipment, and energy and utilities.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of Synergy Drive as at 30 June 2007 are as follows:

	No. of Synergy Drive Shares	Par value RM	Total RM
Authorised			
- Ordinary shares	200,000	0.50	100,000
- RCPS B	25,000,000	0.10	2,500,000
Issued and fully paid-up			
- Ordinary shares	200	0.50	100
- RCPS B	25,000,000	0.10	2,500,000

TERMS OF RCPS B

Issuer	:	Synergy Drive
Issue	:	25,000,000 Series B redeemable convertible preference shares
Subscription Price	:	RM1.00 per RCPS B
Subscription Amount	:	RM25,000,000
Par Value	:	RM0.10 per RCPS B
Tenure	:	2 years
Maturity Date	:	On the day falling 2 years from the date of issue of the RCPS B ("**Issuance Date**") unless the tenure of the RCPS B, if permitted by law, is extended by the RCPS B holder
Dividend Rate	:	Synergy Drive shall have the discretion to decide whether to declare any annual non-cumulative dividend as well as the quantum of such dividend. Any dividend declared shall be not more than 4% per annum per RCPS B on the Subscription Price of each RCPS
Conversion Ratio	:	1 RCPS B for 2 Synergy Drive Shares
Conversion Mode	:	By surrendering RCPS B in accordance with the Conversion Ratio

Conversion	:	1 RCPS B can be converted at the option of the RCPS B holder into 2 new Synergy Drive Shares. Upon full conversion of the RCPS, about 50,000,000 Synergy Drive Shares will be issued
Conversion Period	:	(i) The RCPS B may be converted at any time after the date of issue of the RCPS B at the option of the RCPS B holder (ii) Any remaining RCPS B that are not converted or redeemed by the expiry of the tenure of the RCPS B shall be automatically converted into new Synergy Drive Shares
Redemption Price	:	If redeemed, Synergy Drive shall in respect of each RCPS B to be redeemed, pay the RCPS B holder a sum that together with the aggregate of all dividends paid on the RCPS B to be redeemed from the Issuance Date to the date of redemption of the RCPS B ("**Redemption Date**"), will result in an effective yield, on the Subscription Price of the RCPS B to be redeemed, of 4% per annum on the Subscription Price compounded yearly for the period from the Issuance Date to the Redemption Date
Redemption	:	The RCPS B are redeemable at the option of the RCPS B holder at the Redemption Price at any time during the tenure of the RCPS
Listing	:	(i) The RCPS B will not be listed on Bursa Securities or any other exchange (ii) The new Synergy Drive Shares to be issued from Conversion will be listed on Bursa Securities only if the ordinary shares of Synergy Drive are so listed
Status	:	(i) The RCPS B shall rank in priority to the ordinary shares of Synergy Drive in the event of liquidation, dissolution, winding up or other repayment of capital of Synergy Drive for the Subscription Price and the dividends declared (if any) provided that there shall be no further right to participate in the surplus assets or profits of Synergy Drive (ii) In the event that Synergy Drive has insufficient assets to permit payment of the full Subscription Price to the RCPS B holder, the assets of Synergy Drive shall be distributed rateably to the RCPS B holder in proportion to the amount that each RCPS B holder would otherwise be entitled to receive
Adjustment of the par value of RCPS B	:	To account for any alteration of the par value of the Synergy Drive Shares by reason of consolidation or subdivision, a corresponding alteration to the par value of the RCPS B shall be made such that the Conversion Ratio will be maintained
Ranking of the new Synergy Drive Shares from Conversion	:	The new Synergy Drive Shares to be issued upon conversion of the RCPS B shall upon allotment and issue rank equal in all respects with the then existing Synergy Drive Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which precedes the allotment date of the new Synergy Drive Shares

Rights	:	Prior to conversion of the RCPS B, the registered RCPS B holders shall not have the right to vote at any general meeting of Synergy Drive except in the following circumstances: (i) upon any resolution which varies or is deemed to vary the rights and privileges attaching to the RCPS B; (ii) upon any resolution for the winding up of Synergy Drive or any of its material subsidiaries; (iii) during such period as any dividends of the RCPS B may have been declared but remains in arrears and unpaid; and (iv) other circumstances as may be provided under law and applicable to preference shares and/or preference shareholders from time to time
Transferability	:	An RCPS B holder may transfer his RCPS B to an identified party, with the consent of the board of directors of Synergy Drive. Such transferee party shall adhere to the terms and conditions herein. Any costs and expenses incurred upon transfer of such RCPS B from a RCPS B holder to the transferee shall be borne by the RCPS B holder and the transferee
Governing Law	:	The laws of Malaysia

3. SHAREHOLDERS

The shareholders of Synergy Drive as at 30 June 2007 are as follows:

		<----------Direct-------->		<---------Indirect---------->	
Shareholders	**Nationality**	**No. of Synergy Drive Shares held**	**%**	**No. of Synergy Drive Shares held**	**%**
Rossaya Mohd Nashir[(1)]	Malaysian	100	50.0	-	-
Abdul Kadir Md Kassim[(1)]	Malaysian	100	50.0	-	-

Note:

(1) Held as a trustee for a charitable purpose.

All of the RCPS B are held by CIMB Private Equity Sdn Bhd.

4. DIRECTORS AND THEIR SHAREHOLDINGS

The Directors of Synergy Drive as at 30 June 2007 are as follows:

(i) Tan Sri Dato' Md Nor Md Yusof
(ii) Dato' Zainal Abidin Putih
(iii) Wan Razly Abdullah Wan Ali

None of the Directors hold any shares in Synergy Drive as at 30 June 2007.

5. DESIGNATED KEY MANAGEMENT

5.1 Designated Key Management

Synergy Drive has designated the following persons for the respective management positions of Synergy Drive:


Plantations Integration Advisor
Dato' Sabri Ahmad
Synergy Drive Group President/CEO
Dato' Seri Ahmad Zubir Murshid
Group Chief Financial Officer
Razidan Ghazalli
Group Corporate Services
Sekhar Krishnan
Group Strategy and Business Development
Hisham Hamdan
Group Human Resource
Mohamed Ishak Abdul Hamid
Internal Audit
Nik Muhammad Hanafi Nik Abdullah
Risk Management
Foo Mam Hing
Motor Division
Lawrence Lee
Energy Division and Northern Corridor
Dato' Mohamad Shukri Baharom
Utilities Division
Ir. Jauhari Hamidi
Heavy Equipment Division
Scott Cameron
Plantations Agribusiness Division
Dato' Azhar Abdul Hamid
Property Division
Dato' Abd Wahab Maskan
Plantations Upstream
Mohamad Helmy Othman Basha
Plantations Finance
Tong Poh Keow
Plantations Strategy and Business Development
Haris Fadzilah Hassan
Plantations Human Resource
Zulkifli Zainal Abidin
Property Development and Strategic Investments
Dato' Tunku Putra Badlishah Ibni Tunku Annuar
Overseas Ventures
Khor Kok Chai
Hospitality and Leisure
Tengku Abdul Aziz Tengku Mahmud
Negara
Wan Hashimi Albakri

5.2 Profiles of Designated Key Management

Name	Position	Profile
PLANTATIONS DIVISION		
Dato' Sabri Ahmad	Plantations Integration Advisor	Dato' Sabri has been the Group Chief Executive of GHope since 1 January 2004 and was appointed to the Board of GHope on 7 January 2004. Dato' Sabri is also the Chairman of the MPOB, and a director of Negara and Mentakab. Prior to this, Dato' Sabri was the Deputy Director General of the Fisheries Development Authority of Malaysia.
Dato' Azhar Abdul Hamid	Executive Vice President, Plantations Agribusiness Division	Dato' Azhar is the Managing Director of Sime Plantations Sdn Bhd and the Divisional Director, Plantations & Food Division of Sime Darby. Prior to this, Dato' Azhar was the Managing Director of Tractors Malaysia Holdings Bhd from 2004 until 2006. Dato' Azhar is a member of the Association of Chartered Certified Accountants in the United Kingdom and the Malaysian Institute of Accountants.
Mohamad Helmy Othman Basha	Head, Plantations Upstream	Encik Helmy is the Chief Executive Officer of HLB and GRopel, appointed since August 2006 and is also the Head of Plantations Malaysia of KGB. He is a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a member of the Malaysian Institute of Accountants.
Tong Poh Keow	Head, Plantations Finance	Madam Tong has been the Head, Group Finance & Administration and Chief Finance Officer of KGB since 1 January 2006. She has been the Chief Finance Officer since April 2003. She is a member of the Malaysian Institute of Accountants, a Fellow of the Association of Chartered Certified Accountants in the United Kingdom and a member of the Institute of Chartered Secretaries & Administrators in the United Kingdom.
Haris Fadzilah Hassan	Head, Plantations Strategy and Business Development	Encik Haris is the General Manager of Corporate Strategy & Business Development of GHope which he joined in May 2006. Prior to this, he was the Head of Corporate Strategy and Business Development in Proton Holdings Berhad.
Zulkifli Zainal Abidin	Head, Plantations Human Resource	Encik Zulkifli is currently the General Manager of Human Resource in GHope, which he joined in 1999. Prior to this, he was a Human Resource Manager in Sime Darby.

Name	Position	Profile
PROPERTY DIVISION		
Dato' Abd Wahab Maskan	Senior Executive Vice President, Property Division	Dato' Wahab is the Group Chief Executive of KGB since 1 January 2004 and was appointed to the Board of KGB on 30 June 2004. Currently, Dato' Wahab is a director of HLB, GRopel, Guthrie Property Development Holding Berhad ("**GPDH**") and other subsidiaries of KGB. Dato' Wahab also holds a directorship in Pelaburan Hartanah Nasional Berhad and is a member of the Financial Reporting Foundation of the Ministry of Finance. Prior to joining KGB, Dato' Wahab was formerly Group Chief Executive of GHope, Managing Director of Negara, General Manager of Island & Peninsular Berhad and Director of the Urban Development Authority.
Dato' Tunku Putra Badlishah Ibni Tunku Annuar	Executive Vice President, Property Development and Strategic Investments	Dato' Tunku Putra Badlishah has been the Group Property Director of Sime Darby since 2005. Prior to this, he was the Director of Operations in Sime UEP and Managing Director of Auto Bavaria Sdn Bhd.
Tengku Abdul Aziz Tengku Mahmud	Head, Hospitality and Leisure	YM Tengku Aziz is the Chief Executive Officer of GPDH and has been the Head of Property in KGB since he joined in April 2005. Prior to this, he was the Managing Director of Kumpulan Hartanah Selangor Bhd. He graduated from Loughborough University of Technology in the United Kingdom with a BSc (Hons) in Civil Engineering in 1980. He obtained his Masters in Business Administration from Cranfield Institute of Technology in the United Kingdom in 1991. YM Tengku Aziz is a registered member of the Institution of Engineers Malaysia, the American Society of Civil Engineers and the Malaysian Institute of Management.
Khor Kok Chai	Head, Overseas Ventures	Mr Khor is the Director of Corporate Services in Sime UEP. He has been with Sime UEP since 1988 and was subsequently transferred to Tractors Malaysia Berhad in 1992 before rejoining in 2003.
Wan Hashimi Albakri	Head, Negara	Encik Wan Hashimi has been the Chief Executive Officer of Negara since October 2005. He has a Bachelors Degree in Civil Engineering from Kingston University in the United Kingdom. Prior to this, he was Chief Operating Officer of Putrajaya Homes Sdn Bhd.

Name	Position	Profile
MOTOR DIVISION		
Lawrence Lee	Executive Vice President	Mr Lee is the Divisional Director of the Motor Division, Sime Darby, effective from March 2007. He is also the Managing Director of Hyundai Sime Darby Motors. He has been with Sime Darby Group for almost 27 years. He has been managing Sime Darby's motor division in Singapore, Australia, New Zealand, Hong Kong, Macau and the People's Republic of China.
ENERGY DIVISION AND NORTHERN CORRIDOR		
Dato' Mohamad Shukri Baharom	Executive Vice President	Dato' Mohamad Shukri is the Managing Director and a Non-Independent Executive Director of Sime Engineering. He is also the Divisional Director, Engineering and Oil & Gas Division of Sime Darby. He was the Chief Executive Officer of Continental Sime Tyre Sdn Bhd and Works Director of DMIB Berhad and Sime Tyres International (M) Sdn Bhd prior to his current appointment. Dato' Mohamad Shukri graduated in 1985 with a BSc (Hons) in Electronics from Universiti Kebangsaan Malaysia.
UTILITIES DIVISION		
Ir. Jauhari Hamidi	Executive Vice President	Encik Jauhari is the Managing Director and a Non-Independent Executive Director of Sime UEP. He is also the Energy and Utilities Division Director of Sime Darby. He was a General Manager, Engineering & Technical Services Division of Consolidated Plantations Berhad and Director of Oil & Gas at Sime Engineering prior to his current appointment. He joined Sime Darby Group in 1983 as Senior Engineer in Civil/Structure with Sime Engineering Sdn Bhd. Encik Jauhari holds a BSc (Hons) in Civil/Structural Engineering from *University College Cardiff*, Wales in the United Kingdom. Encik Jauhari is also a registered professional engineer with the Board of Engineers Malaysia and a corporate member of the Institute of Engineers Malaysia.

Name	Position	Profile
HEAVY EQUIPMENT DIVISION		
Scott Cameron	Executive Vice President	Mr Cameron is the managing director of the Hastings Deering Group of Caterpillar Dealerships which covers Queensland, Northern Territory, Papua New Guinea and Solomon Islands. He has worked for the Hastings Deering Group since its acquisition by Sime Darby in 1992 and was appointed managing director in 2005. He has also been responsible for Caltrac, the Caterpillar Dealer in New Caledonia since its acquisition in 2000. In addition to the Hastings Deering dealerships, he is a director of Austchrome Pty Ltd and Energy Power Systems Australia Pty Ltd. He also participates in international Caterpillar dealer committees. A chartered accountant, Mr Cameron worked with Price Waterhouse in Brisbane, Sydney and New York before joining Hastings Deering.
CORPORATE FUNCTIONS		
Razidan Ghazalli	Group Chief Financial Officer	Encik Razidan has been the Finance Director of GHope since he joined in February 2005. He has held various senior positions in Celcom (M) Sdn Bhd, Petronas, Arthur Andersen, Tahan Insurance (M) Bhd and Idaman Unggul Bhd prior to joining GHope. Encik Razidan is a director of several of GHope's subsidiaries. He holds a Bachelor's Degree in Commerce (Finance and Accounting) from the University of Tasmania and a Postgraduate Diploma in Marketing from the Chartered Institute of Marketing in the United Kingdom. Encik Razidan is a Chartered Accountant from the Malaysian Institute of Accountants.
Sekhar Krishnan	Executive Vice President, Group Corporate Services	Mr Sekhar is the Group Chief Financial Officer of Sime Darby. He is also a director of Sime Engineering, Sime UEP, Tractors Malaysia Holdings Berhad, SD Holdings Berhad and Sime Malaysia Region Berhad. He has held various senior financial positions within Sime Darby Group including that of Finance Director of Sime UEP and Group Financial Controller of Sime Darby. He was the Finance Director of Tractors Malaysia Holdings Berhad immediately prior to his current appointment. He is a member of the Malaysian Institute of Certified Public Accountants and the Malaysian Institute of Accountants.

Name	Position	Profile
Hisham Hamdan	Executive Vice President, Group Strategy and Business Development	Encik Hisham was appointed as Head of Strategic Planning of Sime Darby Group in October 2004. Encik Hisham was previously an Investment Banker with Dresdner Kleinwort Wasserstein ("**DrKW**"), handling Corporate Finance & Origination for 5 years. Prior to DrKW, he worked as an Equity Research Analyst in various investment banks in Kuala Lumpur – Dresdner Kleinwort Benson, Santander Research, Peregrine and Swiss Bank Corp/PB Securities. He also worked in Malakoff's corporate finance department in 1999. Upon obtaining 2 separate Degrees in Chemical Engineering and Industrial Management from Purdue University, Encik Hisham worked as a process engineer in Arvin Industries, an automotive part supplier, in Columbus, Indiana, United States of America from 1990 to 1992.
Mohamed Ishak Abdul Hamid	Executive Vice President, Group Human Resource	Encik Ishak was appointed as Head of Human Resource for Sime Darby with effect from August 2005. A Masters in Business Administration graduate from Ohio University, United States of America, Encik Ishak first joined DMIB Berhad in 1975 as a management trainee. He has held various posts within DMIB Berhad and was later appointed as the Managing Director of Simex Aircraft Tyre Company for 9 years before returning to the Tyre Division as Group Human Resource, a post he held for 2 years before his appointment as Group Manager, Human Resource for Heavy Equipment/Power and Allied Products Group. He assumed the position of Acting Group Head-Human Resource since 16 April 2005.
Nik Muhammad Hanafi Nik Abdullah	Head, Internal Audit	Encik Nik is the Senior General Manager of Finance and IT service of KGB. He brings with him 20 years of experience in various managerial and management positions in KGB, Kausar Corporation, Rikza Sdn Bhd and the MNI Group.
Foo Marn Hing	Head, Risk Management	Mr Foo joined Sime Darby in 1995 as Group Chief Internal Audit Manager. In 1999, he moved to DMIB Berhad as Finance Director. Mr Foo was appointed as the Group Chief Risk Officer of Sime Darby in January 2005. Prior to his current appointment, he was the Finance Director – Power and Allied Products & Services Divisions. Mr Foo had also previously assumed responsibility for LEC Refrigeration Plc and the Bedding Products in the Home Products Group. A Malaysian Certified Public Accountant, Mr Foo is a member of the Malaysian Institute of Accountants.

6. SUBSIDIARY AND ASSOCIATED COMPANY

As at the LPD, Synergy Drive does not have any subsidiary or associated company.

7. AUDITED PROFIT AND DIVIDEND RECORD

There is no historical financial information for Synergy Drive as it is a newly-incorporated company.

8. EFFECTS OF THE PROPOSED MERGER

The effects of the Proposed Merger on Synergy Drive as illustrated below are based on the following assumptions:

(i) full exercise of options by employees of Sime Darby group, KGB group and GHope group under their respective ESOS;

(ii) that the proposed capital repayments of all the Participating Companies occur and all RCPS A (or such consideration as may be derived from the RCPS A) received or receivable will be distributed to the shareholders of each Participating Company. Other than PNB and the unit trust funds, each shareholder will have the option to receive a corresponding number of Synergy Drive Share. Otherwise, the shareholder will receive cash of RM5.25 for each RCPS A. PNB and the unit trust funds are required to receive Synergy Drive Shares upon conversion; and

(iii) assuming Synergy Drive receives full acceptance for Negara MGO.

[The rest of this page is left blank]

8.1 EARNINGS

The proforma effects of the Proposed Merger on the earnings of Synergy Drive are set out below. The proforma effects have been prepared based on the audited consolidated financial statements of GHope Group (which includes Mentakab) and Sime Darby Group (which includes Sime Engineering and Sime UEP) as at 30 June 2006, and the aggregation of unaudited quarterly results for the 12-month period ended 30 June 2006 of KGB Group (which includes GRopel and HLB) and on the assumption that Synergy Drive and the Participating Companies have been in existence since the beginning of the financial year ended 30 June 2006.

(i) *Assuming all shareholders of the Participating Companies elect to receive Synergy Drive Shares, all RCPS B is converted into Synergy Drive Shares and the consideration for Negara MGO is satisfied entirely by Synergy Drive Shares*

									I	II	III
	Proposed acquisition of Sime Darby RM million	Proposed acquisition of Sime Engineering RM million	Proposed acquisition of Sime UEP RM million	Proposed acquisition of KGB RM million	Proposed acquisition of GRopel RM million	Proposed acquisition of HLB RM million	Proposed acquisition of GHope RM million	Proposed acquisition of Mentakab RM million	After the Proposed Merger RM million	After I and adoption of new/revised Financial Reporting Standards ("FRS") and harmonisation of accounting policies RM million	After II and conversion of RCPS B and the Negara MGO RM million
PBT	1,642.2	-	-	417.2	-	-	406.2	-	2,465.6	2,469.8	2,469.8
Taxation	(439.1)	-	-	(133.4)	-	-	(137.1)	-	(709.6)	(689.6)	(689.6)
PAT	1,203.1	-	-	283.8	-	-	269.1	-	1,756.0	1,780.2	1,780.2
Minority interests	(82.5)	6.5	49.0	(109.6)	7.8	76.6	(9.3)	2.5	(59.0)	(59.3)	(54.9)
PATAMI for the year	1,120.6	6.5	49.0	174.2	7.8	76.6	259.8	2.5	1,697.0	1,720.9	1,725.3

Please refer to the Proforma Consolidated Income Statements of Synergy Drive and the letter from the Reporting Accountants as enclosed in Appendix IV for details on the assumptions used in preparing the said proforma.

(ii) *Assuming none of the shareholders of the Participating Companies, except for PNB and the unit trust funds, elect to receive Synergy Drive Shares, all RCPS B is redeemed for cash and the consideration for Negara MGO is satisfied entirely by cash*

	Proposed acquisition of Sime Darby RM million	Proposed acquisition of Sime Engineering RM million	Proposed acquisition of Sime UEP RM million	Proposed acquisition of KGB RM million	Proposed acquisition of GRopel RM million	Proposed acquisition of HLB RM million	Proposed acquisition of GHope RM million	Proposed acquisition of Mentakab RM million	I After the Proposed Merger RM million	II After I and adoption of new/revised FRSs and harmonisation of accounting policies RM million	III After II and redemption of RCPS A and RCPS B and Negara MGO RM million
PBT	1,642.2	-	-	417.2	-	-	406.2	-	2,465.6	2,469.8	1,591.0
Taxation	(439.1)	-	-	(133.4)	-	-	(137.1)	-	(709.6)	(689.6)	(443.5)
PAT	1,203.1	-	-	283.8	-	-	269.1	-	1,756.0	1,780.2	1,147.5
Minority interests	(82.5)	6.5	49.0	(109.6)	7.8	76.6	(9.3)	2.5	(59.0)	(59.3)	(54.9)
PATAMI for the year	1,120.6	6.5	49.0	174.2	7.8	76.6	259.8	2.5	1,697.0	1,720.9	1,092.6

Synergy Drive is assumed to obtain borrowings of RM15.8 billion at the interest rate of 5.55% per annum to finance the cash payments as a result of redemption of RCPS A and RCPS B, and the Negara MGO.

Please refer to the Proforma Consolidated Income Statements of Synergy Drive and the letter from the Reporting Accountants as enclosed in Appendix IV for details on the assumptions used in preparing the said proforma.

8.2 SHARE CAPITAL

The effects of the proposed acquisitions by Synergy Drive of the entire businesses and undertakings of the Participating Companies, and proposed capital repayments of each of the Participating Companies on Synergy Drive's share capital, are as follows:

(i) *Assuming all shareholders of the Participating Companies elect to receive Synergy Drive Shares, all RCPS B is converted into Synergy Drive Shares and the consideration for Negara MGO is satisfied entirely by Synergy Drive Shares*

	No. of Synergy Drive Shares million
Issued and paid-up share capital as at 30 June 2007	*
To be issued under the proposed acquisitions and proposed capital repayments	6,037.1
To be issued pursuant to the full conversion of the RCPS B[(1)]	50.0
To be issued under the Negara MGO	11.6
Enlarged issued and paid-up share capital	6,098.7

Notes:

* *Represents 200 Synergy Drive Shares.*

(1) *This is held by CIMB Private Equity Sdn Bhd, representing approximately 0.82% of the enlarged issued and paid-up share capital.*

(ii) *Assuming none of the shareholders of the Participating Companies, except for PNB and the unit trust funds, elect to receive Synergy Drive Shares, all RCPS B is redeemed for cash and the consideration for Negara MGO is satisfied entirely by cash*

	No. of Synergy Drive Shares million
Issued and paid-up share capital as at 30 June 2007	*
To be issued under the proposed acquisitions and proposed capital repayments	3,037.4
Enlarged issued and paid-up share capital	3,037.4

Note:

* *Represents 200 Synergy Drive Shares.*

8.3 SUBSTANTIAL SHAREHOLDERS

The effects of the proposed acquisitions by Synergy Drive of the entire businesses and undertakings of the Participating Companies, and proposed capital repayments of each of the Participating Companies on Synergy Drive's substantial shareholders' shareholdings in Synergy Drive, are as follows:

(i) *Assuming all shareholders of the Participating Companies elect to receive Synergy Drive Shares, all RCPS B is converted into Synergy Drive Shares and the consideration for Negara MGO is satisfied entirely by Synergy Drive Shares*

	As at 30 June 2007				After proposed acquisitions and proposed capital repayments				After redemption of RCPS B				After Negara MGO			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%
Rossaya Mohd Nashir	^	50.0	-	-	^	*	-	-	^	*	-	-	^	*	-	-
Abdul Kadir Md Kassim	^	50.0	-	-	^	*	-	-	^	*	-	-	^	*	-	-
PNB	-	-	-	-	1,009.6	16.7	-	-	1,009.6	16.6	-	-	1,009.6	16.6	-	-
Yayasan Pelaburan Bumiputra	-	-	-	-	-	-	1,009.6	16.7(1)	-	-	1,009.6	16.6(1)	-	-	1,009.6	16.6(1)
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	-	-	-	-	1,873.9	31.0	-	-	1,873.9	30.8	-	-	1,875.0	30.7	-	-
EPF	-	-	-	-	695.2	11.5	-	-	695.2	11.4	-	-	695.4	11.4	-	-

Notes:

^ *Represents 100 Synergy Drive Shares.*

* *Less than 0.005%.*

(1) *Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.*

The above effects have been computed based on only the substantial shareholding (i.e. 5% or more of the voting share capital) of the substantial shareholders of the respective Participating Companies as per their Register of Substantial Shareholders as at 30 June 2007.

Given that the proposed acquisitions are conditional on PNB and the unit trust funds providing an undertaking to convert any RCPS A received or receivable by each of them into Synergy Drive Shares, we have set out below the collective shareholdings of PNB and the unit trust funds in Synergy Drive based on the Record of Depositors as at 30 June 2007:

	As at 30 June 2007				After proposed acquisitions and proposed capital repayments				After redemption of RCPS B				After Negara MGO			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%
PNB and the unit trust funds	-	-	-	-	3,036.4	50.3	-	-	3,036.4	49.9	-	-	3,037.4	49.8	-	-

(ii) *Assuming none of the shareholders of the Participating Companies, except for PNB and the unit trust funds, elect to receive Synergy Drive Shares, all RCPS B is redeemed for cash and the consideration for Negara MGO is satisfied entirely by cash*

	As at 30 June 2007				After proposed acquisitions and proposed capital repayments				After redemption of RCPS B				After Negara MGO			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%
Rossaya Mohd Nashir	^	50.0	-	-	^	*	-	-	^	*	-	-	^	*	-	-
Abdul Kadir Md Kassim	^	50.0	-	-	^	*	-	-	^	*	-	-	^	*	-	-
PNB	-	-	-	-	1,009.6	33.3	-	-	1,009.6	33.3	-	-	1,009.6	33.3	-	-
Yayasan Pelaburan Bumiputra	-	-	-	-	-	-	1,009.6	33.3[(1)]	-	-	1,009.6	33.3[(1)]	-	-	1,009.6	33.3[(1)]
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	-	-	-	-	1,873.9	61.7	-	-	1,873.9	61.7	-	-	1,873.9	61.7	-	-

Notes:

^ *Represents 100 Synergy Drive Shares.*
* *Less than 0.005%.*
(1) *Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.*

The above effects have been computed based on only the substantial shareholding (i.e. 5% or more of the voting share capital) of the substantial shareholders of the respective Participating Companies as per their Register of Substantial Shareholders as at 30 June 2007.

Given that the proposed acquisitions are conditional on PNB and the unit trust funds providing an undertaking to convert any RCPS A received or receivable by each of them into Synergy Drive Shares, we have set out below the collective shareholdings of PNB and the unit trust funds in Synergy Drive based on the Record of Depositors as at 30 June 2007:

	As at 30 June 2007				After proposed acquisitions and proposed capital repayments				After redemption of RCPS B				After Negara MGO			
	Direct		Indirect		Direct		Indirect		Direct		Indirect		Direct		Indirect	
	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%	No. of shares million	%
PNB and the unit trust funds	-	-	-	-	3,036.4	99.9	-	-	3,036.4	99.9	-	-	3,037.4	99.9	-	-

If the value of Synergy Drive Shares is greater than the RCPS A's cash redemption price of RM5.25 per share, we envisage that shareholders of the Participating Companies are more likely to elect to receive Synergy Drive Shares than cash from the redemption of the RCPS A. As set out in Section 9 below, the proforma market capitalisation of Synergy Drive has increased by approximately 60.8% since the announcement on the offers on 27 November 2006, which translates to the value of Synergy Drive Shares being approximately 53.1% higher than the RCPS A's cash redemption price. Depending on whether the shareholders of the Participating Companies elect to receive Synergy Drive Shares or cash, Synergy Drive may not meet the public spread requirement of Bursa Securities. In such an event, we understand that Synergy Drive will decide on its listing status depending on the public spread level and market conditions upon completion. If Synergy Drive decides to be listed on Bursa Securities, it intends to meet Bursa Securities' public spread requirement through corporate proposals to be finalised depending on the public spread level upon completion. Such corporate proposals may include private placement of Synergy Drive Shares or initial public offering, and will be carried out when market conditions are favourable.

8.4 NET ASSETS AND GEARING

The proforma effects of the proposed acquisitions by Synergy Drive of the entire businesses and undertakings of the Participating Companies and proposed capital repayments of each of the Participating Companies on the net assets and gearing of Synergy Drive are set out below. The proforma effects have been prepared based on the audited consolidated balance sheets of GHope Group (which includes Mentakab) and Sime Darby Group (which includes Sime Engineering and Sime UEP) as at 30 June 2006, and the audited consolidated balance sheets of KGB Group (which includes GRopel and HLB) as at 31 December 2006, and on the assumption that the Proposed Merger was completed on 30 June 2006.

(i) *Assuming all shareholders of the Participating Companies elect to receive Synergy Drive Shares, all RCPS B is converted into Synergy Drive Shares and the consideration for Negara MGO is satisfied entirely by Synergy Drive Shares*

											I	II	III	IV
	Synergy Drive as at 30 June 2006 RM million	Proposed acquisition of Sime Darby RM million	Proposed acquisition of Sime Engineering RM million	Proposed acquisition of Sime UEP RM million	Proposed acquisition of KGB RM million	Proposed acquisition of GRopel RM million	Proposed acquisition of HLB RM million	Proposed acquisition of GHope RM million	Proposed acquisition of Mentakab RM million	Adjustment RM million	After the Proposed Merger RM million	After I and adoption of new/revised FRSs and harmonisation of accounting policies RM million	After II and conversion of RCPS B RM million	After III and Negara MGO RM million
Share capital	*	1,263.5	-	-	1,033.7	-	-	1,513.1	-	(791.8)	3,018.5	3,018.5	3,043.5	3,049.3
Share premium	0.1	3,351.2	-	-	70.1	-	-	697.5	-	(4,118.8)	0.1	0.1	-	54.8
RCPS B	2.5	-	-	-	-	-	-	-	-	-	2.5	2.5	-	-
Merger relief reserve	-	-	-	-	-	-	-	-	-	7,027.7	7,027.7	6,537.7	6,537.7	6,537.7
Merger deficit	-	-	64.2	631.4	-	315.8	1,066.5	-	39.2	(2,117.1)	-	-	-	-
Other reserves	-	961.0	-	-	769.0	-	-	75.3	-	-	1,805.3	1,066.7	1,066.7	1,066.7
Retained earnings	-	3,556.7	-	-	1,308.5	-	-	2,994.2	-	-	7,859.4	7,431.2	7,431.2	7,473.0
Shareholders' funds	2.6	9,132.4	64.2	631.4	3,181.3	315.8	1,066.5	5,280.1	39.2		19,713.5	18,056.7	18,079.1	18,181.5
Net assets per share	13,000										3.27	2.99	2.97	2.98
Gearing (times)	-										0.34	0.37	0.37	0.37

Note:

* *Represents 200 Synergy Drive Shares.*

Please refer to the Proforma Consolidated Balance Sheets of Synergy Drive and the letter from the Reporting Accountants as enclosed in Appendix IV for details on the assumptions used in preparing the said proforma.

(ii) *Assuming none of the shareholders of the Participating Companies, except for PNB and the unit trust funds, elect to receive Synergy Drive Shares, all RCPS B is redeemed for cash and the consideration for Negara MGO is satisfied entirely by cash*

											I	II	III	IV
	Synergy Drive as at 30 June 2006 RM million	Proposed acquisition of Sime Darby RM million	Proposed acquisition of Sime Engineering RM million	Proposed acquisition of Sime UEP RM million	Proposed acquisition of KGB RM million	Proposed acquisition of GRopel RM million	Proposed acquisition of HLB RM million	Proposed acquisition of GHope RM million	Proposed acquisition of Mentakab RM million	Adjustment RM million	After the Proposed Merger RM million	After I and adoption of new/revised FRSs and harmonisation of accounting policies RM million	After II and redemption of RCPS B RM million	After III and Negara MGO RM million
Share capital	*	1,263.5	-	-	1,033.7	-	-	1,513.1	-	(2,292.2)	1,518.1	1,518.1	1,518.1	1,518.6
Share premium	0.1	3,351.2	-	-	70.1	-	-	697.5	-	(4,118.8)	0.1	0.1	-	5.0
RCPS B	2.5	-	-	-	-	-	-	-	-	-	2.5	2.5	-	-
Merger relief reserve	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Merger deficit		-	64.2	631.4	-	315.8	1,066.5	-	39.2	(9,342.2)	(7,225.1)	(7,715.1)	(7,715.1)	(7,715.1)
Other reserves	-	961.0	-	-	769.0	-	-	75.3	-	-	1,805.3	1,066.7	1,066.7	1,066.7
Retained earnings	-	3,556.7	-	-	1,308.5	-	-	2,994.2	-	-	7,859.4	7,431.2	7,431.2	7,473.0
Shareholders' funds	2.6	9,132.4	64.2	631.4	3,181.3	315.8	1,066.5	5,280.1	39.2		3,960.3	2,303.5	2,300.9	2,348.2
Net assets per share	13,000										1.30	0.76	0.76	0.77
Gearing (times)	-										5.67	9.75	9.78	9.60

Note:

* *Represents 200 Synergy Drive Shares.*

Please refer to the Proforma Consolidated Balance Sheets of Synergy Drive and the letter from the Reporting Accountants as enclosed in Appendix IV for details on the assumptions used in preparing the said proforma.

9. FURTHER INFORMATION

As at the LPD, the proforma market capitalisation of Synergy Drive (assuming only all the RCPS A are converted and outstanding ESOS options of each of the Participating Companies are exercised) has increased by approximately 60.8% since the announcement of the Simultaneous Offers on 27 November 2006, as follows:

Market capitalisation of the enlarged Synergy Drive group


RM million
60.8%
18,344
48,513
38,438
30,169
8,269
10,075
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
22/11/06
24/01/07
15/06/07

Based on the proforma market capitalisation of the enlarged Synergy Drive group as at the LPD (assuming only all the RCPS A are converted and outstanding ESOS options of each of the Participating Companies are exercised) as illustrated below, Synergy Drive will be the 2nd largest company listed on Bursa Securities in terms of market capitalisation, after Tenaga Nasional Berhad, using Tenaga Nasional Berhad's market capitalisation as at the LPD.


RM million
60,000
50,000
40,000
30,000
20,000
10,000
0
48,513
49,322
Synergy Drive
Tenaga Nasional Berhad

INFORMATION ON GHOPE

1. HISTORY AND BUSINESS

GHope was incorporated in Malaysia on 3 November 1976 under the Act as a private limited company under the name of Peddie Plantations Sdn Bhd. It changed its name to Harrisons Plantations Sdn Bhd on 16 November 1976. It was converted into a public limited company under the name of Harrisons Plantations Berhad on 20 May 1977. Subsequently, it changed its name to Harrisons Malaysian Plantations Berhad on 17 July 1982. GHope assumed its present name on 22 February 1990.

GHope was listed on the Main Board of Bursa Securities on 1 October 1982.

GHope is principally an investment holding company. GHope also provides plantation management services and operates its own oil palm estates. The principal activities of its subsidiaries and associated companies are set out in Section 5 below.

GHope began as Harrisons & Crosfield in 1844 by the partnership of two brothers, Daniel and Smith Harrisons, with Joseph Crosfield in Liverpool as a tea and coffee trading company. The company ventured into Malaya in the early 1900s with rubber and coconut estates, followed by oil palm and cocoa estates later.

Since then, GHope has adopted a new strategic direction by diversifying its value chain from upstream to downstream into resource-based manufacturing and overseas operations.

Currently, GHope is a global integrated player in the oils and fats business with more than 160 years of experience in plantations. It is the one of first Malaysian public listed company to own downstream refineries and activities in the oils and fats industry in Europe, Asia and Africa.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of GHope as at 30 June 2007 are as follows:

	No. of GHope Shares	Par value RM	Total RM
Authorised			
- Ordinary shares	5,000,000,000	1.00	5,000,000,000
Issued and fully paid-up			
- Ordinary shares	1,507,611,175	1.00	1,507,611,175

The changes in the issued and paid-up share capital of GHope since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of GHope Shares	Par value RM	Consideration	Cumulative total RM
03.11.1976	2	1.00	Subscriber shares	2
28.07.1982	333,905,344	1.00	Issued at par for the acquisition of Malaysian Estates Plc	333,905,346
07.07.1983	33,390,535	1.00	Rights issue of 1 new share for every 10 existing shares	367,295,881

Date of allotment	No. of GHope Shares	Par value RM	Consideration	Cumulative total RM
20.06.1984 – 23.07.1984	51,855,806	1.00	Other than cash (Issued to shareholders of 10 plantation companies in the United Kingdom pursuant to a scheme of arrangement)	419,151,687
06.12.1984 – 27.02.1985	3,839,527	1.00	Other than cash (Issued to non-assenting shareholders of 10 plantation companies in the United Kingdom pursuant to a scheme of arrangement)	422,991,214
24.03.1989	422,991,214	1.00	Bonus issue of 1 new share for every 1 existing share	845,982,428
06.11.1992	140,997,071	1.00	Rights issue of 1 new share for every 6 existing shares	986,979,499

No record for the period between 06.11.1992 to 13.04.1994. The number of shares issued during this period is 8,934,000 being the difference between the number of shares as at 06.11.1992 and 14.04.1994.

14.04.1994	722,000	1.00	Exercise of ESOS	996,635,499

No record for the period between 14.04.1994 to 13.10.1994. The number of shares issued during this period is 3,168,000 being the difference between the number of shares as at 14.04.1994 and 14.10.1994.

14.10.1994	364,000	1.00	Exercise of ESOS	1,000,167,499

No record for the period between 14.10.1994 to 15.03.1995. The number of shares issued during this period is 1,075,000 being the difference between the number of shares as at 14.10.1994 and 16.03.1995.

16.03.1995 – 18.05.1995	575,000	1.00	Exercise of ESOS	1,001,817,499

No record for the period between 18.05.1995 to 11.10.1995. The number of shares issued during this period is 257,000 being the difference between the number of shares issued as at 18.05.1995 and 12.10.1995.

12.10.1995	25,000	1.00	Exercise of ESOS	1,002,099,499

No record for the period between 12.10.1995 to 11.03.1996. The number of shares issued during this period is 145,000 being the difference between the number of shares as at 12.10.1995 and 12.03.1996.

12.03.1996 – 29.11.1996	1,199,000	1.00	Exercise of ESOS	1,003,443,499

No record for the period between 29.11.1996 to 29.06.1997. The number of shares issued during this period is 286,000 being the difference between the number of shares as at 29.11.1996 and 30.06.1997.

30.06.1997	98,000	1.00	Exercise of ESOS	1,003,827,499

Date of allotment	No. of GHope Shares	Par value RM	Consideration	Cumulative total RM
No record for the period between 30.06.1997 to 30.10.1997. The number of shares issued during this period is 254,000 being the difference between the number of shares as at 30.06.1997 and 31.10.1997.				
31.10.1997 – 01.04.2004	58,136,000	1.00	Exercise of ESOS	1,062,217,499
01.11.2004	361,271,676	1.00	Other than by cash (Issued to Island & Peninsular Berhad ("**I&P**") for the acquisition of 83,683,022 ordinary shares of RM1.00 each, representing 99.63% interest in Austral Enterprises Berhad, a wholly-owned subsidiary of I&P)	1,423,489,175
14.09.2005	1,263,884,582	1.00	Bonus issue to entitled shareholders ("**Bonus Issue**") as part of the capital repayment pursuant to the disposal of Golden Hope Properties (Johor) Sdn Bhd ("**GHJ**"), the subscription in Golden Hope Development Sdn Bhd and settlement of amount owing by GHJ and Golden Hope Properties Sdn Bhd by I&P	2,687,373,757
14.09.2005	(1,263,884,582)	1.00	Cancellation of all the shares issued under the Bonus Issue as part of the capital repayment	1,423,489,175
24.08.2006 – 27.06.2007	84,122,000	1.00	Exercise of ESOS	1,507,611,175

[The rest of this page is left blank]

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of GHope as at 30 June 2007 based on the Register of Substantial Shareholders of GHope are as follows:

Substantial Shareholders	<----Direct----> No. of GHope Shares held	%	<----Indirect----> No. of GHope Shares held	%
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	488,632,680[(1)]	32.41	-	-
PNB	356,524,604	23.65	-	-
Yayasan Pelaburan Bumiputra	-	-	356,524,604[(2)]	23.65
KWP	130,303,700	8.64	-	-
EPF	111,268,795	7.38	-	-

Notes:

(1) Skim Amanah Saham Bumiputera is a unit trust scheme managed by Amanah Saham Nasional Berhad, a wholly-owned subsidiary of PNB. By virtue of the Gazette notification P.U.(B) 61 dated 7 February 2002 (which came into effect on 28 February 2002), PNB is not deemed to have indirect interest in the direct shareholding of Skim Amanah Saham Bumiputera in GHope.

(2) Deemed interest by virtue of its interest in PNB pursuant to Section 6A(4) of the Act.

4. DIRECTORS AND THEIR SHAREHOLDINGS

The particulars of the Directors of GHope and their shareholdings as at 30 June 2007 are as follows:

Name	<----Direct----> No. of GHope Shares held	%	<----Indirect----> No. of GHope Shares held	%
Tan Sri Dato' Seri (Dr.) Ahmad Sarji Abdul Hamid	-	-	-	-
Dato' Sabri Ahmad	191,100	0.01	203,000[(1)]	0.01
Mohammad Abdullah	-	-	-	-
Dr. Ng Chong Kin	-	-	-	-
Datuk Maznah Abdul Hamid	-	-	-	-
Dato' Dr. Abdul Halim Haji Ismail	-	-	-	-
Dato' Henry Sackville Barlow	-	-	-	-
Tan Sri Dato' Haji Lamin Haji Mohd Yunus	-	-	-	-

Note:

(1) Held through a nominee.

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of the subsidiaries and associated companies of GHope are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Subsidiaries				
Plantations				
Golden Hope Plantations (Peninsular) Sdn Bhd	21.07.1981 Malaysia	1,018,659,265	100.0	Production and processing of palm oil, rubber and copra
Golden Hope Plantations (Sabah) Sdn Bhd	16.12.1957 Malaysia	308,675,763	100.0	Operation of oil palm plantations, production and processing of crude palm oil and palm kernel
Golden Hope Plantations (Sarawak) Sdn Bhd	06.03.1989 Malaysia	25,000,000	100.0	Production and processing of palm oil and palm kernel
Austral Enterprises Berhad	21.12.1965 Malaysia	83,996,022	100.0	Production and processing of palm oil, and palm kernel
Kumpulan Ladang-Ladang Rajawali Sdn Bhd	17.03.1987 Malaysia	2	100.0	Production of palm oil
Derawan Sdn Bhd	13.03.1986 Malaysia	20,000	100.0	Production of palm oil
Sahua Enterprise Sdn Bhd	17.01.1983 Malaysia	20,000	100.0	Production of palm oil
Wangsa Mujur Sdn Bhd	28.01.1985 Malaysia	10,345	72.5	Sub-lease of estate
Chartquest Sdn Bhd	22.07.1985 Malaysia	13,834,395	61.1	Production and processing of palm oil
Mentakab Rubber Company (Malaya) Berhad	06.12.1958 Malaysia	60,249,170	60.7	Oil palm plantations
The Glengowrie Rubber Company Sdn Bhd	08.08.1923 Malaysia	350,000	89.7	Land dealing and development, production of oil palm and rubber
P.T. Mitra Austral Sejahtera	15.07.1996 Indonesia	RP44,898,763,200	65.0	Production and processing of palm oil, and palm kernel
P.T. Sandika Natapalma	31.03.1992 Indonesia	RP52,204,000,000	100.0	Production of palm oil
P.T. Budidaya Agro Lestari	29.02.1992 Indonesia	RP6,226,000,000	100.0	Production of palm oil

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
P.T. Golden Hope Nusantara	06.06.2001 Indonesia	RP11,427,000,000	100.0	Has ceased operations
Tohunsug Plantations Sdn Bhd	27.12.1978 Malaysia	240,000	100.0	Has ceased operations
Mostyn Palm Processing Sdn Bhd	29.12.1961 Malaysia	1,000,000	100.0	Has ceased operations
Golden Hope Latex Sdn Bhd	17.10.1947 Malaysia	5,803,358	100.0	Manufacture of latex concentrate
Property				
Negara Properties (M) Berhad	22.04.1959 Malaysia	70,599,161	62.6	Property development and related businesses and investment holding
Melawati Development Sdn Bhd	24.07.1973 Malaysia	10,000,002	62.6	Property development and related businesses and investment holding
Negara Properties Services Sdn Bhd	05.04.1977 Malaysia	10,002	62.6	Property development and related businesses and investment holding
Sungai Kantan Development Sdn Bhd	29.12.1975 Malaysia	20,000,000	62.6	Property development and related businesses and investment holding
Negara Properties Realty Sdn Bhd	13.03.1984 Malaysia	500,000	62.6	Property development and related businesses and investment holding
Negara Properties Leisure Management Sdn Bhd	18.03.1993 Malaysia	2	62.6	Property development and related businesses and investment holding
Negara Properties Landscaping Sdn Bhd	16.09.1978 Malaysia	500,000	62.6	Property development and related businesses and investment holding
Negara Properties Builders Sdn Bhd	26.09.1995 Malaysia	5,000,000	62.6	Property development and related businesses and investment holding
Negara Properties Harta Sdn Bhd	04.06.1996 Malaysia	2	62.6	Property development and related businesses and investment holding
Melawati Resort Berhad	27.09.1995 Malaysia	2	62.6	Property development and related businesses and investment holding
Negara Properties Smarthome Sdn Bhd	24.05.1997 Malaysia	250,000	62.6	Property development and related businesses and investment holding
N.P. Development Sdn Bhd	15.06.1995 Malaysia	500,000	43.8	Property development and related businesses and investment holding

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Impian Golf Resort Berhad	18.03.1993 Malaysia	5,000,000	100.0	Property development and related businesses and investment holding
Golden Hope Properties (Sabah) Sdn Bhd	25.08.1995 Malaysia	2	100.0	Property development and related businesses and investment holding
Golden Hope Properties (Selangor) Sdn Bhd	29.04.1993 Malaysia	500,000	100.0	Property development and related businesses and investment holding
Golden Hope Builders Sdn Bhd	15.04.1995 Malaysia	1,000,000	100.0	Property development and related businesses and investment holding
Golden Hope Properties (Melaka) Sdn Bhd	15.06.1996 Malaysia	500,000	100.0	Property development and related businesses and investment holding
Golden Hope Properties (Perak) Sdn Bhd	17.06.1996 Malaysia	500,000	100.0	Property development and related businesses and investment holding
Pulau Carey Properties Sdn Bhd	13.05.1996 Malaysia	500,000	100.0	Property development and related businesses and investment holding
Golden Hope Staff Bungalows Sdn Bhd	08.12.1984 Malaysia	3,630,000	100.0	Property development and related businesses and investment holding
Golden Hope Heritage Sdn Bhd	09.10.2004 Malaysia	2	100.0	Property development and related businesses and investment holding
<u>Oils and Fats</u>				
Golden Jomalina Food Industries Sdn Bhd	23.11.1974 Malaysia	10,000,000	100.0	Palm oil refining
Golden Hope-Nhabe Edible Oils Co Ltd	14.04.1992 Vietnam	VND 69,267,776,198	30.6	Edible oils refining
Unimills B. V.	14.12.2001 Netherlands	EUR18,000	100.0	Edible oils refining
Hudson & Knight (Proprietary) Limited	13.12.2004 South Africa	RAND200	100.0	Bakery fats and edible oils refining
Golden Hope Biodiesel Sdn Bhd (*formerly known as Rubiatec Sdn Bhd*)	09.11.1989 Malaysia	130,000	100.0	Production and sale of biodiesel
Austral Edible Oil Sdn Bhd	23.03.1987 Malaysia	25,001,000	60.0	Palm oil refining
Golden Hope Bioganic Sdn Bhd	08.11.1989 Malaysia	3,000,000	100.0	Production of Vitamin E

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Aspen Timur Sdn Bhd	16.06.2003 Malaysia	2	60.0	Has not commenced operations
Clean Energy B.V.	10.07.2006 Netherlands	EUR18,000	100.0	Production and sale of Biodiesel
Other industries				
Golden Hope Agrotech Consultancy Sdn Bhd	02.04.1969 Malaysia	1,000,000	100.0	Provision of agricultural consultancy services
Perkhidmatan Komputer Perladangan Sdn Bhd	29.03.1984 Malaysia	2,000,000	100.0	Provision of computer consultancy services
Golden Hope Research Sdn Bhd	03.10.2001 Malaysia	2	100.0	Provision of research services
Paul Tiefenbacher GmbH	29.08.1993 Germany	EUR1,432,000	100.0	Trading and marketing
Kapar Coconut Industries Sdn Bhd	06.05.1985 Malaysia	4,285,714	51.0	Manufacture of coconut-based food products
Harvik Rubber Industries Sdn Bhd	30.05.1972 Malaysia	8,000,000	100.0	Manufacture of rubber footwear and technical products
Golden Hope Academy Sdn Bhd	15.03.2006 Malaysia	200,000	100.0	Establish and manage private higher educational institutions
Entree Sdn Bhd	04.01.1985 Malaysia	2,000,000	100.0	Has ceased operations
Golden Hope Fruit Industries Sdn Bhd	09.12.1980 Malaysia	6,000,000	100.0	Trading and marketing of fruit juices
Golden Hope Food & Beverages Sdn Bhd	27.06.1994 Malaysia	21,000,000	100.0	Fruit cultivation and processing
Investment Holding				
Malaysian Estates PLC	21.06.1976 England	£16,695,267	100.0	Investment holding
Tegas Setia Sdn Bhd	06.10.1986 Malaysia	15,445,488	100.0	Investment holding
Golden Hope Overseas Sdn Bhd	24.01.1991 Malaysia	3,500,000	60.0	Investment holding
GH Netherlands B.V.	30.06.2006 Netherlands	EUR18,000	100.0	Investment holding
Chermang Development (Malaya) Sdn Bhd	19.09.1959 Malaysia	2,880,000	83.9	Investment holding
Golden Hope Plantations (Deutschland) GmbH	14.04.1993 Germany	EUR27,570	100.0	Investment holding

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Golden Hope Overseas Plantations Sdn Bhd	08.11.1989 Malaysia	1,000,000	100.0	Investment holding
Golden Hope International Investments	15.09.2005 Cayman Islands	USD27,522,098	100.0	Investment holding
Golden Hope Investments (Asia Pacific)	20.09.2005 Cayman Islands	USD958,905	60.0	Investment holding
Golden Hope Overseas Capital	25.01.2006 Mauritius	USD4,783,564	100.0	Investment holding
Golden Hope Investments (Europe) S.à.r.l	22.02.2006 Luxembourg	EUR815,250	100.0	Investment holding
Golden Hope Investments	20.09.2005 Cayman Islands	USD273,974	100.0	Investment holding
<u>Others</u>				
Dusun Durian Plantations Limited	19.10.1905 England	£5,083,827	100.0	Has ceased operations
The London Asiatic Rubber And Produce Company, Limited	26.10.1907 England	£3,480,553	100.0	Has ceased operations
The Pataling Rubber Estates, Limited	12.04.1920 England	£3,243,274	100.0	Has ceased operations
Hoscote Rubber Estates Limited	27.05.1932 England	£234,900	100.0	Has ceased operations
The Straits Plantations, Limited	09.05.1899 England	£936,000	100.0	Has ceased operations
Sabah Plantations Limited	18.12.1961 England	£1,200,000	100.0	Has ceased operations
Castlefield (Klang) Rubber Estate PLC	15.06.1906 England	£330,000	100.0	Has ceased operations
Holyrood Rubber PLC	14.11.1912 England	£87,015	100.0	Has ceased operations
The Kuala Selangor Rubber PLC	12.05.1905 England	£85,250	100.0	Has ceased operations
Kinta Kellas Rubber Estate PLC	23.02.1910 England	£413,125	100.0	Has ceased operations
The Sungei Bahru Rubber Estate PLC	12.03.1932 England	£259,383	100.0	Has ceased operations
Nalek Rubber Estate Limited	29.06.1964 England	£101,000	100.0	Has ceased operations

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Trolak Estates Limited	8.12.1919 Scotland	£64,909	100.0	Has ceased operations
Binuang Palm Oil Refinery Sdn Bhd	03.08.1990 Malaysia	2	100.0	Dormant
Glengowrie Properties Sdn Bhd	27.02.1999 Malaysia	2	89.7	Dormant
Edensor Rubber Estate Limited#	01.09.1927 England	£65,135	100.0	Has ceased operations
Shelford Rubber Estate Limited#	30.10.1911 Scotland	£160,000	100.0	Has ceased operations
Sogomana Rubber Estate Limited#	07.07.1926 Scotland	£100,000	100.0	Has ceased operations
Doranakande Rubber Estates PLC#	30.07.1931 England	£75,949	100.0	Has ceased operations
The Malaysia Rubber Company PLC#	18.12.1905 England	£180,000	100.0	Has ceased operations
New Crescent (Holdings) Limited#	09.04.1957 England	£1,000	100.0	Has ceased operations
Sogomana Group PLC#	26.01.1961 Scotland	£342,733	100.0	Has ceased operations
Bakasawit Sdn Bhd#	21.08.1978 Malaysia	10,000	100.0	Has ceased operations
Prolific Image Sdn Bhd	08.11.2006 Malaysia	100,000	100.0	Has not commenced operations
Associated Companies				
Cognis Rika (M) Sdn Bhd	22.11.1982 Malaysia	109,375,000	27.5	Production and sales of fatty alcohols
Cognis Oleochemicals U.K. Limited	06.07.2005 United Kingdom	£1,000	50.0	Investment holding and trading in oleochemicals
Cognis Oleochemicals GmbH	01.06.1898 Germany	EUR1,280,000	50.0	Production and trading in oleochemicals
Cognis Oleochemicals LLC	02.06.2005 United States of America	USD1,000	50.0	Production and trading in oleochemicals

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Cognis Oleochemicals (M) Sdn Bhd	06.10.1980 Malaysia	400,000,000	50.0	Investment holding, production and sales of methylesters, fatty alcohols, specialty chemicals and refined glycerine; and the import and distribution of chemicals for the cosmetics, toiletries, detergent, plastic, paint and textile industries
Cognis Oleochemicals Canada Limited	21.09.2005 Canada	CND3,200,010	50.0	Production and trading in oleochemicals
Cognis Oleochemicals Japan Limited	05.01.2006 Japan	JPY100,000,000	50.0	Marketing and distribution of oleochemical products
Cognis Importacão e Comércio Oleoquimica Ltda	23.09.2005 Brazil	REAIS2,470,279	50.0	Marketing and distribution of oleochemicals products
Cognis Oleochemicals HK Limited	21.07.2006 Hong Kong	HKD2,000.00	50.0	Investment holdings and trading in oleochemicals
Cognis Oleochemicals Trading (Shanghai) Co. Limited	26.12.2006 China	USD140,000.00	50.0	Trading in oleochemicals
Cognis Kimianika (M) Sdn Bhd	18.01.1988 Malaysia	11,000,000	50.0	Has ceased operations
Cognis Oleochemicals Marketing (M) Sdn Bhd *(formerly known as Cognis Chemicals (M) Sdn Bhd)*	08.01.1974 Malaysia	1,200,000	50.0	Has ceased operations
Guangzhou Keylink Chemicals Co. Ltd	29.12.2006 China	RMB64,790,000	36.0	Production and sale of methylester sulphonate
Gruhom (M) Sdn Bhd	29.12.1990 Malaysia	2	50.0	Dormant
Asian Furs Sdn Bhd	08.04.1991 Malaysia	10,000	50.0	Dormant
Savola Morocco S.A.	17.10.2002 Morocco	DHS222,650,000	25.0	Production and sales of edible oils
Leverian Holdings Pte Limited	10.12.1993 Singapore	SGD600,000	40.0	Investment holding
Bangladesh Edible Oil Limited	11.01.1992 Bangladesh	TK25,000,200	40.0	Operation of edible oil refineries
Intertrade (Bangladesh) Pte Limited	10.08.1986 Bangladesh	TK250,000	40.0	Rental of oil tanks and trading in edible oils

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Dongwha GH International Sdn Bhd	09.06.2003 Malaysia	8,305,000	30.0	Investment holding
Dongwha Fibreboard Sdn Bhd	14.10.1989 Malaysia	80,000,000	30.0	Production of medium density fibreboard
Dongwha Furniture Sdn Bhd	03.08.1990 Malaysia	35,000,000	30.0	Production of medium density fibreboard furniture
Dongwha Parquet Sdn Bhd	29.12.1990 Malaysia	50,000,000	30.0	Production of rubberwood parquet
Guthrie MDF Sdn Bhd	11.05.2007 Malaysia	53,000,000	30.0	Manufacturing and sales of medium density fibreboard
Bitaria Sdn Bhd	20.01.1976 Malaysia	2,500,002	14.9	Property development
I&P Seriemas Sdn Bhd	04.07.1984 Malaysia	2,500,000	40.0	Property development and related businesses and investment holding
I&P Morib Sdn Bhd	10.01.2001 Malaysia	300,000	28.0	Property development
Tenom Crumb Sdn Bhd	31.12.1977 Malaysia	3,900,000	49.0	Processing of latex, rubber and scrap
Nescaya Maluri Sdn Bhd	04.03.2002 Malaysia	10,000	40.0	Investment holding and licensing

Notes:

\# *In members' voluntary liquidation.*

Currencies:

£ : United Kingdom Pound
CND : Canada Dollar
DHS : Morocco Dirhams
EUR : Euro
JPY : Japan Yen
RAND : South Africa Rand
REAIS : Brazil Reais
RMB : Renminbi
RP : Indonesia Rupiah
SGD : Singapore Dollar
TK : Bangladesh Taka
USD : United States Dollar
VND : Vietnam Dong

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of GHope Group based on its audited consolidated financial statements for the financial years ended 30 June 2002 to 2006, and the unaudited consolidated financial results for the 9-month period ended 31 March 2007.

Financial Year/Period Ended	**Audited 30 June 2002**	**Audited 30 June 2003**	**Audited 30 June 2004**	**Audited 30 June 2005**	**Audited 30 June 2006**	**Unaudite 31 Marc 200**
Revenue (RM 000)	1,955,637	2,876,299	2,801,553	3,340,443	3,824,677	3,200,06
PBT before exceptional items (RM 000)	155,487	410,702	473,487	478,958	406,156	426,11
Exceptional items (RM 000)	-	(50,393)	(1,529)	271,491	-	
PBT (RM 000)	155,487	360,309	471,958	750,449	406,156	426,11
Taxation (RM 000)	(41,880)	(111,643)	(132,565)	(213,731)	(137,078)	(115,90
PAT before minority interests (RM 000)	113,607	248,666	339,393	536,718	269,078	310,2
PATAMI (RM 000)	122,349	251,984	341,715	549,926	259,766	303,9
Weighted average no. of ordinary shares of RM1.00 each in issue (000)	1,026,957	1,034,251	1,050,750	1,303,065	1,423,489	1,437,7
No. of ordinary shares of RM1.00 each in issue (000)	1,033,242	1,036,502	1,062,217	1,423,489	1,423,489	1,483,3
EPS (Basic and Fully Diluted)						
- Gross (RM)[(1)]	0.15	0.35	0.45	0.58	0.29	0.
- Net (RM)[(2)]	0.12	0.24	0.33	0.42	0.18	0.
Shareholders' funds/Net assets ("**NA**") (RM 000)	4,268,245	4,431,772	4,651,302	6,240,279	4,960,294	5,141,3
NA per share (RM)[(3)]	4.13	4.28	4.38	4.38	3.48	3.
Total interest-bearing debts (RM 000)	298,213	312,814	310,955	363,989	628,211	560,3
Gearing (times)[(4)]	0.07	0.07	0.07	0.06	0.13	0
Dividend						
- Gross (%)	12.00	22.00	25.00	25.00	25.00	25.
- Net (%)	9.20	16.96	18.56	18.56	18.00	18

Notes:

(1) Gross 'basic and fully diluted EPS' is calculated by dividing PBT with the weighted average number of ordinary shares in issue.

(2) Net 'basic and fully diluted EPS' is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.

(3) NA per share is calculated by dividing NA with the number of ordinary shares in issue.

(4) Gearing ratio is calculated by dividing total interest-bearing debts with shareholders' funds.

(5) There were no extraordinary items for the past five (5) financial years ended 30 June 2006 and the 9-month period ended 31 March 2007.

Commentaries:

Financial year ended 30 June 2002

The total revenue of GHope Group for the financial year ended 30 June 2002 increased by RM638.2 million or 48.4% to RM1,955.6 million as compared to the previous financial year. The increase was mainly due to increased revenue recorded by the oils and fats division of RM553.4 million. Additionally, the plantations division and property division recorded increases in revenue of RM59.7 million and RM74.0 million, respectively, from the previous financial year.

The increase in revenue recorded by the oils and fats division was attributable to the inclusion of sales from the newly acquired Unimills. Additionally, the increase in revenue by the plantations division was attributable to the increase in the average price of palm oil products. During the year under review, GHope Group's average CPO and PK selling prices increased by RM165 per tonne or 18.4% to RM1,016 per tonne, and RM67 per tonne or 14.2% to RM539 per tonne respectively, compared to the preceding year. The increase in revenue by the property division was mainly due to sales of development land.

Correspondingly, the PATAMI of GHope Group for the financial year ended 30 June 2002 increased by RM64.5 million or 53.0% to RM122.3 million as compared to the previous financial year. The improved profitability was mainly due to better performance from the plantations and property divisions, which recorded increases in operating profits of RM69.4 million and RM60.8 million respectively compared to the previous financial year.

There were no audit qualifications for the financial year ended 30 June 2002.

Financial year ended 30 June 2003

The total revenue of GHope Group for the financial year ended 30 June 2003 increased by RM920.7 million or 47.1% to RM2,876.3 million as compared to the previous financial year. The increase was mainly due to increased revenue recorded by the oils and fats division of RM940.9 million, attributable to a full year's inclusion of sales from Unimills compared to 6 months in the previous year coupled with higher sales of refined palm oil.

Correspondingly, the PATAMI of GHope Group for the financial year ended 30 June 2003 increased by RM129.6 million or 106.0% to RM252.0 million as compared to the previous financial year. The improved profitability was mainly due to better performance from the plantations division, which recorded an increase in operating profits of RM217.5 million as compared to the previous financial year. This was partially offset by an exceptional item of RM50.4 million arising from the provision for loss on disposal of certain subsidiaries.

The increase in the operating profit of the plantations division was largely attributed to higher selling prices of palm products coupled with an increase in production of FFB by 0.2 million tonnes or 10.5% to 2.107 million tonnes. During the year under review, GHope Group's average CPO and PK selling prices increased by RM392 per tonne or 36.9% to RM1,453 per tonne, and RM194 per tonne or 36.0% to RM733 per tonne respectively, compared to the preceding year.

There were no audit qualifications for the financial year ended 30 June 2003.

Financial year ended 30 June 2004

The total revenue of GHope Group for the financial year ended 30 June 2004 decreased by RM74.7 million or 2.6% to RM2,801.6 million as compared to the previous financial year. The decrease was mainly due to lower sales recorded by the oils and fats and other business divisions of RM126.1 million and RM37.8 million respectively. On the other hand, the property development division recorded an increase in revenue of RM76.2 million or 44.1% due to sales of land.

The decrease in the revenue of the oils and fats division was largely due to the intense competition in the industry during the financial year under review.

Despite the decline in GHope Group revenue, the PATAMI of GHope Group for the financial year ended 30 June 2004 increased by RM89.7 million or 35.6% to RM341.7 million as compared to the previous financial year. The improved profitability was mainly due to better performance from the plantations and property divisions, which recorded increases in operating profits of RM81.4 million and RM31.1 million respectively as compared to the previous financial year. This was partially offset by an exceptional item of RM1.5 million for the provision for a loss on disposal of certain subsidiaries.

The increase in the operating profit of the plantations division was largely attributed to higher selling prices of palm oil products coupled with an increase in production of FFB by 0.1 million tonnes or 3.1% to 2.173 million tonnes. During the year under review, GHope Group's average CPO and PK selling prices increased by RM149 per tonne or 10.3% to RM1,602 per tonne, and RM94 per tonne or 12.8% to RM827 per tonne respectively, compared to the preceding year.

In addition, the improvement in the operating results of the property development division was in line with the increased sales during the financial year under review.

There were no audit qualifications for the financial year ended 30 June 2004.

Financial year ended 30 June 2005

The total revenue of GHope Group for the financial year ended 30 June 2005 increased by RM538.9 million or 19.2% to RM3,340.4 million as compared to the previous financial year. The increase in revenue was attributed to the performances of the plantations, and oils and fats divisions which recorded revenue increases of RM187.9 million or 32.2% and RM443.3 million or 24.6% respectively. On the other hand, the property development division recorded a decrease in revenue of RM87.7 million or 35.0% compared to the previous financial year.

*For the financial year under review, revenue of the plantations division improved despite the decline in CPO prices due to higher sales volume resulting from the inclusion of crops from Austral Enterprises Berhad group of companies ("**AEB Group**") (following the completion of the rationalisation exercise). For the year under review, the average selling price of CPO of GHope Group decreased by RM97 per tonne or 7.1% to RM1,488 per tonne as compared to the preceding year while the average selling price of PK on the other hand, increased by RM235 per tonne or 28.4% to RM1,062 per tonne compared to the previous financial year.*

In addition, the oils and fats division recorded an improvement in revenue for the financial year under review due to inclusion of turnover from the newly acquired subsidiaries, Hudson & Knight and Austral, acquired through AEB Group. The decrease in revenue of the property development division for the financial year under review was mainly due to lower contribution from property businesses resulting from the divestment to I&P during the year.

Similarly, the PATAMI of GHope Group for the financial year ended 30 June 2005 increased by RM208.2 million or 60.9% to RM549.9 million as compared to the previous financial year. The increase was due mainly to the improved performance by the plantations division which recorded an increase of RM63.3 million or 17.5% in operating profit and the inclusion of an exceptional item of RM271.5 million arising from the gain on disposal of GHope Group's property business to I&P. Further, the profit contribution from the associated companies of GHope Group and other income also increased compared to the previous financial year.

However, the increase in PATAMI was offset by the operating loss of RM32.2 million recorded by the property development division, representing a decrease of RM112.6 million compared to the operating profit of RM80.4 million recorded in the previous financial year. The operating loss was largely attributed to the decline in performance of Negara and absence of profit contribution from the property businesses which were divested to I&P during the financial year. Negara's operating results decreased by RM33.1 million, recording an operating loss of RM19.1 million compared to an operating profit of RM14.0 million recorded in the preceding financial year. This was mainly due to provisions for liabilities arising from litigation cases and write-offs for cost overruns on construction projects.

There were no audit qualifications for the financial year ended 30 June 2005.

Financial year ended 30 June 2006

The total revenue of GHope Group for the financial year ended 30 June 2006 increased by RM484.2 million or 14.5% to RM3,824.7 million as compared to the previous financial year. The increase was mainly due to the oils and fats division, which recorded an increase in revenue of RM484.8 million or 21.0%. The year-on-year improvement in the revenue of the oil and fats division's was mainly due to the inclusion of a full year's sales from Austral compared to 6 months in the previous financial year.

However, the revenue of the plantations business decreased by RM14.6 million or 2.0% to RM709.5 million as compared to the previous financial year. The decrease was mainly due to lower sales volume and the decline in prices of CPO and PK for the financial year under review. The CPO and PK average selling prices decreased by RM77 per tonne or 5.2% to RM1,411 per tonne, and RM33 per tonne or 3.1% to RM1,029 per tonne respectively, compared to the previous year. The lower average realised selling price of CPO and PK of GHope Group was largely attributable to higher supply by palm oil plantation companies and lower soybean oil prices during the financial year under review.

Despite the increase in Group revenue, the PATAMI of GHope Group for the financial year ended 30 June 2006 decreased by RM290.2 million or 52.8% to RM259.8 million as compared to the previous financial year. The decrease in the Group's PATAMI was largely attributable to the absence of exceptional item such as, gain from the sale of property business of RM271.5 million. In addition, the plantations division recorded a decrease in operating profit of RM73.7 million or 17.6%, which was mainly the result of lower selling prices of palm oil products. Further, the contribution from associated companies decreased by RM25.7 million or 59.8% to RM17.3 million. However, the decrease in the PATAMI was slightly mitigated by the property development division recording a small profit of RM0.3 million compared to a loss of RM32.2 million in the previous financial year.

There were no audit qualifications for the financial year ended 30 June 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, GHope and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD:

(i) Memorandum of Understanding dated 5 August 2005 between GHope and Government of Malaysia for and on behalf of the Malaysian Centre for Remote Sensing, Ministry of Science, Technology and Innovation in respect of the proposed collaboration to explore the potential use of remote sensing and geographic information system technologies.

(ii) Joint Venture Agreement dated 11 November 2005 between GHope, Cognis B.V. and Cognis, an associated company of GHope, to further expand the existing scope of business of Cognis from conducting a Malaysian business to conducting a worldwide business with fatty acids, glycerine, hardened oils, triacetine, ozone acids, oilfield esters and chemicals, PVC lubricants and plasticizers.

(iii) Share Subscription Agreement dated 11 November 2005 between GHope, Cognis B.V. and Cognis in relation to the subscription for 325,250,000 new ordinary shares of RM1.00 each in Cognis by GHope and Cognis B.V. for a subscription price of USD95 million to be satisfied by way of cash and contribution of certain intercompany receivable.

(iv) Sale and Purchase Agreement dated 5 December 2005 between Golden Hope Plantations (Peninsular) Sdn Bhd ("**GHPP**"), a wholly-owned subsidiary of GHope, with IPSSB for the purchase by GHPP of a piece of land measuring approximately 256 acres forming part of Dusun Durian Estate for a total cash consideration of RM34.5 million.

(v) Agreement dated 12 December 2005 entered into between Golden Hope Biodiesel Sdn Bhd (*formerly known as Rubiatec Sdn Bhd*) ("**GH Biodiesel**"), a wholly-owned subsidiary of GHope, and MPOB whereby MPOB shall construct a palm oil-based bio-diesel plant and GH Biodiesel shall construct the requisite supporting buildings, infrastructure and ancillary facilities and be licensed to use the technology and know-how developed by MPOB to manufacture and produce palm oil-based bio-diesel on a commercial scale.

(vi) Memorandum of Understanding dated 27 July 2006 between GHope and Homey Group Co. Ltd of the People's Republic of China in respect of the proposed collaboration to develop and produce value-added food-based consumer products and biodiesel respectively.

(vii) Memorandum of Understanding dated 29 August 2006 between GHope and Universitas Tanjungpura of the Republic of Indonesia ("**UTP**") in respect of the proposed provision of financial assistance and research grant by GHope to selected students to pursue a course of study or research at UTP.

(viii) Memorandum of Understanding dated 4 September 2006 between GHope and H-plus Bio Ltd of the Republic of Korea for the purpose of entering into a joint venture arrangement in respect of bio-diesel.

(ix) Joint Venture Agreement dated 16 October 2006 between Golden Hope Overseas Capital ("**GHOC**"), a wholly-owned subsidiary of GHope, Cognis Oleochemicals (HK) Limited and Lonkey Industrial Co. Ltd., Guanzhou, China to establish an equity joint venture limited liability company ("**JV Company**") for the purpose of carrying on the business of manufacturing, distribution and sale of Methyl Ester Sulphonates for a duration of 30 years from the date on which the business licence is issued to the JV Company.

(x) Sale of Business Agreement dated 24 January 2007 between GHope and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of GHope.

(xi) Sale of Business Agreement dated 24 January 2007 between Mentakab and Synergy Drive in relation to the proposed disposals of the entire businesses and undertakings of Mentakab.

8. MATERIAL LITIGATION

As at the LPD, neither GHope nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of GHope Group, and the Directors of GHope are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of GHope Group.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposals of businesses and undertakings, proposed capital repayment and proposed share issue by GHope which have been announced on 24 January 2007, there are no other outstanding proposals which GHope has announced but are pending implementation.

10. OTHER INFORMATION

The business operations of GHope Group can be categorised into the following core activities:

(i) Plantations

GHope Group is one of the leading palm oil producers in Malaysia with a total planted area of 179,076 Ha as at the LPD, of which 170,333 Ha or 95.1% is planted with oil palm. Approximately 157,450 Ha or 92.4% of the total planted area of GHope Group is located in Malaysia while the remaining 12,883 Ha or 7.6% is located in Indonesia. As at the LPD, approximately 95.1% of GHope Group's plantation land is planted with oil palm while the remaining is planted with rubber, guava and other crops. Accordingly, the main plantation activities of GHope Group comprise the production of palm oil-related products such as FFB, CPO and PK.

For the financial year ended 30 June 2006, this division contributed approximately 36.8% to the revenue generated by GHope Group and approximately 84.7% to GHope Group's segmental profit.

As at the LPD, GHope Group owns 24 mills including 2 in Indonesia.

The palm oil products produced by GHope Group are generally processed by the refineries owned by GHope's subsidiaries, namely, Golden Jomalina, Austral and Unimills and are generally sold to:

(a) FFB
- Kemabong Sdn Bhd;
- Simpang Kunak Plantations Sdn Bhd; and
- Cheong Wing Chan Sdn Bhd

(b) CPO
- Mewaholeo Industries Sdn Bhd;
- Ngo Chew Hong Oils and Fats (M) Sdn Bhd; and
- Pan-Century Edible Oils Sdn Bhd

(c) PK
- Pangkor Oil Mills Sdn Bhd;
- Sang Kee Edible Oils Sdn Bhd; and
- Hup Lee Oil Mill Sdn Bhd

The production capacity and utilisation rates of the mills of GHope Group for the past 5 financial years ended 30 June 2006 are as follows:

	<----------------Financial Year Ended 30 June ------------>				
	2002	**2003**	**2004**	**2005**	**2006**
Total maximum capacity per annum (MT)	2,676,000	2,952,000	3,312,000	5,052,000	5,292,000
Total current throughput (MT)	1,850,666	2,226,143	2,304,990	3,205,616	3,621,167
%	69.16	75.41	69.60	63.45	68.43

Set out below is the performance of GHope's Group's plantations division for the past 5 financial years ended 30 June 2006.

	<----------------Financial Year Ended 30 June ------------>				
	2002	**2003**	**2004**	**2005**	**2006**
Immature area (Ha)	27,963	21,946	15,141	15,406	12,735
Mature area (Ha)	91,162	97,276	105,533	153,901	157,598
Total planted area (Ha)	119,125	119,222	120,674	169,307	170,333
FFB produced (MT)	1,907,259	2,106,956	2,173,424	3,000,979	3,295,976
Mill Production					
Total CPO (MT)	378,692	467,089	485,331	689,890	771,835
Total PK (MT)	97,037	115,082	118,871	157,870	177,868
Yield per mature hectare (MT/Ha)[(1)]	20.33	21.64	20.80	22.74*	22.12*
Extraction rates					
OER (%)[(2)]	20.50	20.98	21.06	21.52	21.32
KER (%)[(3)]	5.30	5.17	5.16	4.92	4.91

Notes:

* *The yield per mature hectare of GHope Group (inclusive of Austral Enterprises Bhd's FFB production) for the 2 financial years ended 30 June 2006 are 19.02MT/Ha and 21.05MT/Ha, respectively.*

(1) The yield per mature hectare is calculated by dividing the total FFB produced by GHope with the weighted mature planted area of GHope.

(2) The OER is calculated by dividing the total CPO with the total FFB processed.

(3) The KER is calculated by dividing the total PK with the total FFB processed.

(ii) Property Development

GHope Group's property development business is mainly undertaken by Negara. The major property developments of Negara are Melawati Township, Saujana Impian Township and Nilai Impian Township. Further details of the major property developments undertaken by GHope Group as at the LPD, are set out below:

	Tenure	Age	Size (Ha)	Type	Net book Value* (RM 000)
Melawati Township, Selangor					
- Taman Melawati	Freehold	-	9.68	Mixed residential and commercial development	10,898
- Wangsa Melawati	Freehold	-	0.10	Mixed residential and commercial development	-
- Desa Melawati	Freehold	-	91.78	Mixed residential and commercial development	26,369
Impian Golf and Country Club, Kajang	Freehold	12	58.17	Golf club and golf course	60,820
Saujana Impian, Kajang, Selangor	Freehold	12	26.49	Commercial, residential and resort development	15,556
Nilai Township, Negeri Sembilan					
- Nilai Utama Enterprise Park	Freehold	-	169.47	Integrated industrial and commercial development	37,294
- Nilai Impian	Freehold	-	136.64	Mixed residential and commercial development	130,155
KLIA Workers Housing Commercial Complex, Nilai	Freehold	4	2.84	Commercial complex	8,110
Nilai Utama Workers Housing Complex – Phase NU 5A, Nilai	Freehold	-	2.53	Housing complex	12,538

Note:

- *Based on the latest Annual Report of GHope as at 30 June 2006.*

For the financial year ended 30 June 2006, this division contributed approximately 4.7% to the revenue generated by GHope Group and approximately 0.1% to GHope Group's segmental profit.

(iii) Oils and Fats

The oils and fats division of GHope Group has a global presence in various countries including Malaysia, Vietnam, the Netherlands, Morocco, Bangladesh and South Africa. The oils and fats division of GHope Group is focused in the production, marketing and distribution of edible oils (such as cooking fats and frying oils), oleochemicals (such as fatty acids and glycerine), and olechemical derivatives (such as oil field chemicals, ozone acids and lubricants). Companies within GHope Group which are involved in this division include Golden Jomalina, Unimills, Hudson & Knight, and Cognis.

For the financial year ended 30 June 2006, this division contributed approximately 73.0% to the revenue generated by GHope Group and approximately 0.2% to GHope Group's segmental profit.

(iv) Others

The non-core businesses of GHope Group include the production and sale of rubber footwear, and guava-based food and beverage products, and the provision of agricultural consultancy services. These non-core businesses are mainly carried out through Paul Tiefenbacher GmbH, Golden Hope Food & Beverages Sdn Bhd *(formerly known as Centrifugal Process Sdn Bhd)*, Harvik Rubber Industries Sdn Bhd, and Golden Hope Bioganic Sdn Bhd.

For the financial year ended 30 June 2006, this division contributed approximately 4.5% to the revenue generated by GHope Group.

Research and Development

GHope's research and development activities are undertaken by Golden Hope Research Sdn Bhd ("**GHRSB**"), which focuses on business-driven research. The research findings are then commercialised through Golden Hope Agrotech Sdn Bhd ("**GHACSB**"). As at the LPD, GHRSB and GHACSB employ a total of 56 researchers.

In addition, Harvik Rubber Industries Sdn Bhd has its own research and development team in Penang, comprising 3 chemists. Its research and development team focuses mostly on product quality improvement and new product development in relation to its rubber and PVC products.

During the financial year ended 30 June 2006, a total amount of approximately RM30.43 million was invested by GHope Group on research and development activities.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of GHope Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular, are as follows:

	Low RM	High RM
2006		
July	4.10	4.54
August	4.30	4.88
September	4.44	4.94
October	4.58	4.94
November	4.88	5.65
December	5.45	6.10
2007		
January	5.95	6.60
February	5.95	7.05
March	5.80	6.85
April	6.70	8.10
May	7.85	8.70
June	8.35	8.80
Last transacted market price of GHope Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers		5.20
Last transacted market price of GHope Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between GHope and Synergy Drive on 24 January 2007		6.25
Last transacted market price of GHope Shares on the LPD		8.40

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of GHope Shares has increased by 61.5%. The movement of GHope Share price for the past 1 year up to the LPD is set out below.

Share price of GHope for the past 1 year up to the LPD



RM
9.00
8.00
7.00
6.00
5.00
4.00
3.00
Offer made to GHope
61.5%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

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12. INFORMATION ON PROPERTIES OWNED BY GHOPE GROUP

The details of properties of GHope Group as at LPD are as follows:

Location	Total Titled Area (Ha)	Description	Tenure	Year of Expiry	Size (Ha)	Age of Building (Years)	Net Book Value as at 30 June 2006 (RM 000)
Johor							
Sungei Senarut, Segamat	1,988.76	Oil Palm/Rubber	Freehold	-	6.48	-	25,559
			Leasehold	2012	1,982.28		
Muar River, Segamat	1,597.30	Oil Palm	Freehold	-	530.95	-	25,240
			Leasehold	2908	1,066.35	-	
Welch Estate, Jementah	1,447.84	Oil Palm/Rubber	Freehold	-	1,447.84	-	21,277
Tangkah/Kundong, Tangkak	1,831.49	Oil Palm/Rubber	Freehold	-	1,831.49	37	32,258
North Labis, Labis	1,947.73	Oil Palm	Freehold	-	1,947.73	-	31,199
Nordanal/Lanadron, Panchor	3,350.69	Oil Palm	Freehold	-	470.86	44	46,967
			Leasehold	2100	2,879.83		
Bukit Benut/Benut/Tambuku	3,508.81	Oil Palm	Freehold	-	3,508.81	26	60,570
Kelan, Kulai	1,011.92	Oil Palm	Freehold	-	1,011.92	-	19,339
Kedah							
Kuala Ketil Estate, Kulim, Kedah	2,824.41	Oil Palm	Freehold	-	2,795.59	-	38,258
		Land held for future development	Freehold	-	28.32	-	5,082
Somme, Serdang	943.39	Oil Palm	Freehold	-	943.39	-	12,113
Jentayu, Gurun	2,176.49	Oil Palm	Freehold	-	2,178.59	-	48,673
Melaka							
Sungei Bahru, Masjid Tanah	1,429.92	Oil Palm/Rubber	Freehold	-	951.27	-	16,469
			Leasehold	2038	41.23		
		Land held for future development	Freehold	-	437.42	-	
Diamond Jubilee, Jasin	2,858.82	Oil Palm	Freehold	-	1,664.81	33	17,473
			Leasehold	2025	290.23		
		Oil Palm	Freehold	-	903.78	-	-
Negeri Sembilan							
Pertang, Kuala Pilah	1,070.40	Oil Palm/Rubber	Freehold	-	1,070.40	-	16,121
Sungei Sabaling, Bahau	1,320.52	Oil Palm/Rubber	Freehold	-	1,320.52	-	18,749
St. Helier/Sialang/Juasseh, Bahau	1,993.09	Oil Palm/Rubber	Freehold	-	1,993.09	-	29,256
Bukit Pilah/New Rompin/Kelpin, Kuala Pilah	3,674.47	Oil Palm/Rubber	Freehold	-	3,674.47	-	57,306
Linsum, Rantau	579.00	Oil Palm	Freehold	-	574.76	-	8,074
Bradwall, Siliau	2,149.92	Oil Palm/Rubber	Freehold	-	2,149.92	-	22,045
Kok Foh	2,304.14	Oil Palm	Freehold	-	2,202.97	-	54,387
			Leasehold	2072	101.17		

Location	Total Titled Area (Ha)	Description	Tenure	Year of Expiry	Size (Ha)	Age of Building (Years)	Net Book Value as at 30 June 2006 (RM 000)
Nilai Utama Enterprise Park, Negeri Sembilan	169.47	Integrated industrial and commercial development	Freehold	-	169.47	-	37,294
Nilai Impian, Negeri Sembilan	136.64	Mixed residential and commercial development	Freehold	-	136.64	-	130,155
KLIA Workers Housing Commercial Complex, Nilai, Negeri Sembilan	2.84	Commercial complex	Freehold	-	2.84	4	8,110
Nilai Utama Workers Housing Complex – Phase NU 5A, Nilai, Negeri Sembilan	2.53	Housing complex	Freehold	-	2.53	-	12,538
Pahang							
Mentakab, Edensor, Lanchang	3,273.10	Oil Palm	Leasehold	2086	3,273.10	-	47,171
Bukit Puteri/Bertang, Temerloh	3,844.52	Oil Palm	Leasehold	2086	3,844.52	-	69,640
Jentar, Temeloh	2,229.08	Oil Palm	Leasehold	2086	2,229.08	-	54,940
Kerdau, Temerloh	2,627.15	Oil Palm	Leasehold	2086	2,627.15	-	38,597
Sungai Mai	2,853.70	Oil Palm	Freehold	-	1,539.49	-	54,318
Golden Hope Staff Bungalow Sdn Bhd, Cameron Highlands, Pahang	-	Holiday bungalow	Leasehold	2075	44,077 sq. ft	19	508
Penang							
Georgetown, District of North East Pulau Pinang	-	Holiday bungalow	Freehold	-	1,665 m^2	-	1,097
Harvik Rubber Industries Sdn Bhd, Seberang Prai Tengah, Pulau Pinang	-	Industrial land with factory	Leasehold	2030	8.1	31	1,546
Perak							
Holyrood, Selama	1,335.07	Oil Palm	Freehold	-	1,335.07	-	18,538
Sungei Krian, Bagan Serai	1,185.22	Oil Palm	Freehold	-	1,185.22	-	12,874
Jin Seng, Bagan Serai	980.47	Oil Palm	Freehold	-	980.47	-	15,671
Chersonese, Kuala Kurau	2,281.07	Oil Palm/Coconut	Freehold	-	2,281.07	-	30,576
Elphill, Sungei Siput	924.95	Oil Palm	Freehold	-	560.86	-	10,872
Kinta Kellas, Batu Gajah	1,061.42	Oil Palm	Freehold	-	1,060.07	-	17,915
			Leasehold	2907	1.35		
Sogomana/Sungei Bruas/Cashwood, Ayer Tawar	2,129.20	Oil Palm/Coconut	Freehold	-	2,138.01	-	36,316
			Leasehold	2081	81.19		
Sungei Wangi, Sitiawan	2,323.75	Oil Palm/Coconut/Fruit	Freehold	-	2,323.75	-	33,852
Bagan Datoh/Melentang	3,944.66	Oil Palm	Freehold	-	3,944.46	-	87,779
Flemington/Gough Garden	2,134.16	Oil Palm	Freehold	-	2,134.16	-	47,340
Selaba, Teluk Intan	1,264.57	Oil Palm	Freehold	-	1,065.32	9	21,367
Bikam, Sungei Klah	1,700.57	Oil Palm	Freehold	-	1,700.57	-	26,309
Sungei Samak, Ulu Bernam	2,611.90	Oil Palm	Freehold	-	2,533.70	48	36,420
			Leasehold	2050	78.20		

Location	Total Titled Area (Ha)	Description	Tenure	Year of Expiry	Size (Ha)	Age of Building (Years)	Net Book Value as at 30 June 2006 (RM 000)
Cluny/Trolak/Bedford, Slim River	1,579.61	Oil Palm	Freehold	-	1,410.17	-	25,506
			Leasehold	2052	169.16		
Elphil Estate, Sungai Siput	924.75	Land held for future development	Freehold	-	364.09	-	5,587
Selaba Estate, Teluk Intan	1,264.57	Land held for future development	Freehold	-	199.27	-	4,458
Golden Hope Latex Sdn Bhd, Sungei Klah, Sungkai, Perak	58.47	Estate land	Freehold	-	58.47	-	409
Sabah							
Melalap, Tenom	2,224.72	Oil Palm	Leasehold	2907	2,224.72	-	19,693
Sapong, Tenom	3,420.40	Oil Palm	Leasehold	2887	3,420.40	-	31,090
Giram/Kochin/Sipit, Kunak	3,765.88	Oil Palm	Leasehold	2061	3,765.88	-	24,956
Binuang, Kunak	3,271.08	Oil Palm	Leasehold	2077	3,271.08	13	41,809
Sungang, Kunak	3,409.04	Oil Palm	Leasehold	2077	3,409.04	-	44,344
Imam, Tawau	2,976.66	Oil Palm	Leasehold	2055	2,975.86	-	64,727
Merotai, Tawau	2,956.66	Oil Palm	Leasehold	2065	2,957.66	38	67,947
Table, Tawau	2,178.08	Oil Palm	Leasehold	2936	2,221.70	-	46,515
Tiger, Tawau	2,567.89	Oil Palm	Leasehold	2068	2,625.29	-	55,493
Mostyn/Tholunsug, Kunak	4,141.92	Oil Palm	Leasehold	2940	4,147.00	43	79,487
Tingkayu/Madai, Kunak	1,881.13	Oil Palm	Leasehold	2073	1,881.03	-	39,066
Sarawak							
Lavang, Bintulu	3,137.89	Oil Palm	Leasehold	2055	3,137.89	-	45,168
Rasan, Bintulu	3,339.00	Oil Palm	Leasehold	2055	3,339.00	-	46,869
Kelida, Bintulu	2,572.00	Oil Palm	Leasehold	2055	2,572.00	-	34,672
Belian, Bintulu	2,885.84	Oil Palm	Leasehold	2055	2,885.84	-	40,521
Bayu/Damai/Sahua	7,360.00	Oil Palm	Leasehold	2048	7,360.00	-	100,318
Derawan/Takau	4,511.00	Oil Palm	Leasehold	2048	4,511.00	-	58,744
Chartquest/Dulang/Paroh/Pekaka/Ruai	13,200.00	Oil Palm	Leasehold	2045	13,200.00	-	225,366
Rajawali/Saujan/Semarak	7,464.60	Oil Palm	Leasehold	2082	7,464.60	-	125,574
Samudera	2,812.00	Oil Palm	Leasehold	2048	2,812.00	-	47,890
Selangor							
West/East, Carey Island	11,509.36	Oil Palm	Freehold	-	11,452.96	37	157,979
			Leasehold	2057	36.40		
Sg. Sedu, Banting	402.79	Oil Palm	Freehold	-	402.79	46	15,442
Dusun Durian, Banting	1,649.50	Oil Palm	Freehold	-	1,649.50	48	45,537
Sepang Estate, Sepang	2,470.24	Oil Palm	Freehold	-	2,470.24	36	46,668
Golden Hope Latex Sdn Bhd, Port Klang, Selangor	58.47	Estate land	Freehold	-	58.47	-	409
Taman Melawati, Selangor	9.68	Mixed residential and commercial development	Freehold	-	9.68	-	10,898

Location	Total Titled Area (Ha)	Description	Tenure	Year of Expiry	Size (Ha)	Age of Building (Years)	Net Book Value as at 30 June 2006 (RM 000)
Wangsa Melawati, Selangor	0.10	Mixed residential and commercial development	Freehold	-	0.10	-	-
Desa Melawati, Selangor	91.78	Mixed residential and commercial development	Freehold	-	91.78	-	26,369
Impian Golf and Country Club, Kajang	58.17	Golf club and golf course	Freehold	-	58.18	12	60,820
Saujana Impian, Kajang	26.49	Commercial, residential and resort development	Freehold	-	26.49	12	15,556
Bukit Belimbing/Bukit Badong/Kuala Selangor	1,409.22	Land held for future development	Freehold	-	1,405.45	-	28,295
Glengowrie Estate, Semenyih	395.87	Land held for future development	Freehold	-	391.01	-	59,006
Semenyih Estate, Semenyih	313.13	Land held for future development	Freehold	-	172.33	-	45,390
New Lunderston, Banting	170.98	Land held for future development	Freehold	-	120.28	-	36,722
Golden Jomalina Food Industries Sdn Bhd, A – Batu 9, Jalan Banting-Klang, 42500 Selangor	4.10	Industrial land with factory	Leasehold	2086	4.10	29	624
1 Unit, 3 Bedroom Apartment, Putri Apartment at Setiawangsa, Kuala Lumpur	820 sq.ft	Apartment	Freehold	-	820 sq.ft	15	69
1 Unit, 3 Bedroom Apartment, Mahsuri Apartment at Setiawangsa, Kuala Lumpur	1,442.36 sq.ft	Apartment	Freehold	-	1,442.36 sq.ft	15	42
10 units, 3 Bedroom Apartment, Impian Court Apartment at Saujana Impian Kajang, Selangor (1,097.92 sq.ft per unit)	10,979.19 sq.ft	Apartment	Freehold	-	10,979.19 sq.ft	12	1,062
Parcel A – Bayuemas Oval and Akademi Tunku Jaafar, Kota Bayuemas	3.40	Cricket Club	Freehold	-	3.40	4	15,296
Parcel B – Bayuemas Oval Operation Office, Kota Bayuemas	1.98	Bayuemas Oval Operation Office	Freehold	-	1.98	3	3,791
Parcel C – Lawn Bowl Stadium, Kota Bayuemas	1.90	Lawn Bowl Stadium	Freehold	-	1.90	1	2,450
Parcel D – Proposed Recreation Club, Kota Bayuemas	1.34	Land held for future development	Freehold	-	1.34	-	1,725
Parcel E – Future Development, Kota Bayuemas	4.10	Land held for future development	Freehold	-	4.10	-	7,400
Indonesia							
Awatan, Lembiru, Pelanjau-Maran, Kalimantan	9,409.00	-	Leasehold	2030	9,409.00	-	68,579
PT Mas I and PT Mas II – Sanggau, Kalimantan	8,741.00	-	Leasehold	2030	8,741	-	59,885

Location	Total Titled Area (Ha)	Description	Tenure	Year of Expiry	Size (Ha)	Age of Building (Years)	Net Book Value as at 30 June 2006 (RM 000)
Netherlands							
Unimills, Netherlands	4.339	Industrial land with factory	Leasehold	2025	4.339	-	-
Unimills, Netherlands	11.1	Industrial land with factory	Freehold	-	11.1	22	4,919
United Kingdom							
1 unit, 3 bedroom Apartment, at St. John's Wood Road, NW8, London	900 sq.ft	Directors' Apartment	Leasehold	2109	900 sq.ft	19	3,321
Vietnam							
Golden Hope-Nhabe Edible Oils Co. Ltd., Ho Chi Minh City, Vietnam	26,300 m2	Industrial land with factory	Leasehold	2027	26,300 m^2	15	-

None of the properties above has been revalued pursuant to the proposals announced by GHope on 24 January 2007.

[The rest of this page is left blank]

7. MATERIAL CONTRACTS

Save for the Sale of Business Agreement, Mentakab has not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD.

8. MATERIAL LITIGATION

As at the LPD, Mentakab is not engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of Mentakab, and the Directors of Mentakab are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of Mentakab.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposals of businesses and undertakings, proposed capital repayment and proposed share issue by Mentakab which have been announced on 24 January 2007, there are no other outstanding proposals which Mentakab has announced but are pending implementation.

10. OTHER INFORMATION

As at the LPD, Mentakab has a total oil palm plantation area of 2,263 Ha, of which 2,227 Ha or 98.41% is planted. The estate of Mentakab is located in Pahang.

The FFB produced by Mentakab are generally sold to mills located in Temerloh and Maran, both in Pahang.

As at the LPD, Mentakab does not own any mills.

Set out below is the performance of Mentakab's estate for the past 5 financial years ended 30 June 2006.

	<---Financial Year Ended 30 June--->				
	2002	**2003**	**2004**	**2005**	**2006**
Total planted area (Ha)*	662	662	2,230	2,227	2,227
FFB produced (MT)	11,883	13,418	14,150	57,944	52,170
Total CPO (MT)	2,175	2,515	2,721	11,179	10,291
Total PK (MT)	611	712	771	3,066	2,663
Yield per mature hectare (MT/Ha)[(1)]	17.96	20.28	17.86	26.02	23.43
Extraction rates					
OER (%)[(2)]	18.30	18.75	19.23	19.29	19.73
KER (%)[(3)]	5.14	5.31	5.45	5.29	5.10

Notes:

* *The total planted area is mature.*

(1) *The yield per mature hectare is calculated by dividing the total FFB produced by Mentakab with the weighted mature planted area of Mentakab.*

(2) *The OER is calculated by dividing the total CPO with the total FFB processed.*

(3) *The KER is calculated by dividing the total PK with the total FFB processed.*

Relevant applications arising from the research and development activities undertaken by GHope, Mentakab's holding company, are adopted by Mentakab. Please refer to Section 10 of Appendix I(B) for details of GHope's research and development activities.

11. HISTORICAL STOCK PRICES

The monthly high and low market prices of Mentakab Stocks as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular are as follows:

	Low RM	High RM
2006		
July	1.55	1.68
August	1.60	1.90
September	1.71	2.10
October	1.75	1.90
November	1.79	1.91
December	1.85	2.19
2007		
January	2.04	2.26
February	1.91	2.35
March	1.90	2.34
April	2.20	3.00
May	2.80	3.18
June	2.88	3.10
Last transacted market price of Mentakab Stocks on 22 November 2006, being the last trading day prior to the Simultaneous Offers		1.86
Last transacted market price of Mentakab Stocks on 23 January 2007, being the last trading day prior to signing of the sale of business agreement between Mentakab and Synergy Drive on 24 January 2007		2.15
Last transacted market price of Mentakab Stocks on the LPD		2.96

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of Mentakab Stocks has increased by 59.1%. The movement of the Mentakab Stock price for the past 1 year up to the LPD is set out below.



Share price of Mentakab for the past 1 year up to the LPD
RM
3.50
3.00
2.50
2.00
1.50
1.00
Offer made to Mentakab
59.1%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

12. INFORMATION ON PROPERTIES OWNED BY MENTAKAB

The details of the properties of Mentakab as at LPD are as follows:

Location	Total Titled Area (Ha)	Description	Tenure	Size (Ha)	Net Book Value as at 30 June 2006 (RM 000)
Lanchang	1,588.35	Oil Palm	Freehold	1,588.35	19,819
Mentakab	674.92	Oil Palm	Freehold	674.92	55,259

None of the property above has been revalued pursuant to the proposals announced by Mentakab on 24 January 2007.

INFORMATION ON NEGARA

1. HISTORY AND BUSINESS

Negara was incorporated in Malaysia on 22 April 1959 under the Act as a public limited company under the name of K.T.P. Company Limited. On 15 June 1959, it changed its name to Kundong Tanjong Pau Company Limited. It was converted to a public company on 15 April 1966 under the name of Kundong Tanjong Pau Company Berhad. Negara assumed its present name on 3 December 1992.

Negara was listed on the Main Board of Bursa Securities on 23 January 1963.

Negara is principally an investment holding and property development company. The principal activities of its subsidiaries and associated company are set out in Section 5 below.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of Negara as at 30 June 2007 are as follows:

	No. of Negara Shares	Par value RM	Total RM 000
Authorised			
- Ordinary shares	100,000,000	1.00	100,000,000
Issued and fully paid-up			
- Ordinary shares	70,599,161	1.00	70,599,161

The changes in the issued and paid-up share capital of Negara since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of Negara Shares	Par value RM	Consideration	Cumulative total RM
22.04.1959	845,000	1.00	Subscriber shares	845,000
18.12.1964	1,690,000	1.00	Bonus issue of 2 new shares for every 1 existing shares	2,535,000
03.09.1965	1,267,500	1.00	Bonus issue of 1 new share for every 2 existing shares	3,802,500
30.03.1992	7,605,000	1.00	Bonus issue of 2 new shares for every 1 existing shares	11,407,500
30.03.1992	42,933,134	1.00	Issued as part consideration for the acquisition of Negara Properties Sdn Bhd and Golden Hope Realty Sdn Bhd	54,340,634
28.05.1992	4,492,000	1.00	Issued as part consideration for the acquisition of Negara Properties Sdn Bhd and Golden Hope Realty Sdn Bhd	58,832,634
30.01.2003	11,766,527	1.00	Bonus issue of 1 new share for every 5 existing shares	70,599,161

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of Negara as at 30 June 2007 based on the Register of Substantial Shareholders of Negara are as follows:

Substantial shareholders	Country of incorporation	<------Direct------> No. of Negara Shares held	%	<------Indirect------> No. of Negara Shares held	%
GHope	Malaysia	39,870,953	56.48	4,325,549[(1)]	6.13
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	Malaysia	-	-	44,196,502[(2)]	62.62
PNB	Malaysia	-	-	44,196,502[(2)]	62.62
Yayasan Pelaburan Bumiputra	Malaysia	-	-	44,196,502[(3)]	62.62
IGB Corporation Berhad	Malaysia	14,120,400	20.00	3,259,200[(4)]	4.62

Notes:

(1) Deemed interest by virtue of its interest in Chemang Development (Malaya) Sdn Bhd and Tegas Setia Sdn Bhd pursuant to Section 6A of the Act.

(2) Deemed interest by virtue of its interest in GHope pursuant to Section 6A of the Act.

(3) Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.

(4) Deemed interest by virtue of its interest in Intercontinental Aviation Services Sdn Bhd pursuant to Section 6A of the Act.

4. DIRECTORS

The particulars of the Directors of Negara and their shareholdings as at 30 June 2007 are as follows:

Name	<------Direct------> No. of Negara Shares held	%	<------Indirect------> No. of Negara Shares held	%
Mohammad Abdullah	-	-	-	-
Dato' Sabri Ahmad	-	-	-	-
Datuk Abdul Malek Abdul Aziz	-	-	-	-
Dato' Wan Jaafar @ Wan Mohd Abdullah	-	-	-	-
Ahmad Kamal Abdullah Al-Yafii	-	-	-	-
Tan Sri Dato' Ir Omar Ibrahim	-	-	-	-
Chua Seng Yong	-	-	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of the subsidiaries and associated company of Negara are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital RM	Effective equity interest held %	Principal activities
Subsidiaries				
Negara Properties Realty Sdn Bhd	13.03.1984 Malaysia	500,000	100.0	Property development and management
Sungai Kantan Development Sdn Bhd	29.12.1975 Malaysia	20,000,000	100.0	Property development and management
Melawati Development Sdn Bhd	24.07.1973 Malaysia	10,000,002	100.0	Property development and management
Negara Properties Services Sdn Bhd	05.04.1977 Malaysia	10,002	100.0	Property management
Negara Properties Leisure Management Sdn Bhd	18.03.1993 Malaysia	2	100.0	Leisure related development and management
Negara Properties Builders Sdn Bhd	26.09.1995 Malaysia	5,000,000	100.0	Construction
Negara Properties Landscaping Sdn Bhd	16.09.1978 Malaysia	500,000	100.0	Landscaping
NP Development Sdn Bhd	15.06.1995 Malaysia	500,000	70.0	Property development
Negara Properties Harta Sdn Bhd	04.06.1996 Malaysia	2	100.0	Property management and investment
Melawati Resort Berhad	27.09.1995 Malaysia	2	100.0	Inactive
Negara Properties Smarthome Sdn Bhd	24.05.1997 Malaysia	250,000	100.0	Property development and management
Associated Company				
Bitaria Sdn Bhd	20.01.1976 Malaysia	2,500,002	24.0	Property development and rental of properties

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of Negara based on its audited consolidated financial statements for the financial years ended 30 June 2002 to 2006 and the unaudited financial results for the 9-month period ended 31 March 2007.

Financial Year/Period Ended	**Audited 30 June 2002**	**Audited 30 June 2003**	**Audited 30 June 2004**	**Audited 30 June 2005**	**Audited 30 June 2006**	**Unaudited 31 March 2007**
Revenue (RM 000)	112,941	110,114	123,433	103,822	122,370	66,146
PBT (RM 000)	10,976	11,118	12,889	(20,481)	8,246	10,157
Taxation (RM 000)	(5,303)	(657)	(1,799)	(4,977)	(1,758)	(2,940)
PAT before MI (RM 000)	5,673	10,461	11,090	(25,458)	6,488	7,217
PATAMI (RM 000)	5,673	10,461	11,090	(25,458)	6,488	7,217
Weighted average no. of shares of RM1.00 each in issue (000)	[(1)]70,599	70,599	70,599	70,599	70,599	70,599
No. of share units of RM1.00 each in issue (000)	[(1)]70,599	70,599	70,599	70,599	70,599	70,599
EPS						
- Gross (sen)[(2)]	15.55	15.75	18.26	(29.01)	11.68	14.39
- Net (sen)[(3)]	8.03	14.82	15.71	(36.06)	9.19	10.22
NA (RM 000)	302,098	310,017	317,041	287,517	292,480	295,952
NA per share (RM)[(4)]	4.28	4.39	4.49	4.07	4.14	4.19
Total interest-bearing debts (RM 000)	113,200	111,200	119,177	110,000	106,100	93,602
Gearing (times)[(4)]	0.37	0.36	0.38	0.38	0.36	0.32
Dividend						
- Gross (%)	6.00	8.00	8.00	3.00	6.00	5.00
- Net (%)	4.32	5.76	5.76	2.16	4.32	3.65

Notes:

(1) The number of ordinary shares and the weighted average number of ordinary shares in Negara have been retrospectively adjusted for the bonus issue implemented during the financial year ended 30 June 2003.

(2) Gross EPS is calculated by dividing PBT with the weighted average number of ordinary shares in issue.

(3) Net EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.

(4) NA per share is calculated by dividing NA with the number of ordinary shares in issue.

(5) Gearing ratio is calculated by dividing total interest-bearing debts with NA.

(6) There were no extraordinary or exceptional items for the past five (5) financial years ended 30 June 2006 and the 9-month period ended 31 March 2007.

Commentaries:

Financial year ended 30 June 2002

The total revenue of Negara for the financial year ended 30 June 2002 decreased by RM40.2 million or 26.2% to RM112.9 million as compared to the previous financial year.

However, Negara recorded an increase in PATAMI of RM2.4 million or 72.2% to RM5.7 million compared to the previous financial year. The increase in PATAMI is mainly due to the gain realised from compensation in respect of the early termination of a joint venture project.

There were no audit qualifications for the financial year ended 30 June 2002.

Financial year ended 30 June 2003

The total revenue of Negara for the financial year ended 30 June 2003 decreased by RM2.8 million or 2.5% to RM110.1 million as compared to the previous financial year. The decrease in revenue is mainly due to a decrease in revenue from the construction management division.

However, Negara recorded an increase in PATAMI of RM4.8 million or 84.4% to RM10.5 million compared to the previous financial year, which was mainly due to a reduction in cost of sales.

There were no audit qualifications for the financial year ended 30 June 2003.

Financial year ended 30 June 2004

The total revenue of Negara for the financial year ended 30 June 2004 increased by RM13.3 million or 12.1% to RM123.4 million as compared to the previous financial year. The increase in revenue is mainly due to an increase in sales of development properties.

Accordingly, Negara recorded an increase in PATAMI of RM0.6 million or 6.0% to RM11.1 million compared to the previous financial year. The increase in PATAMI was mainly due to the gain from disposal of a subsidiary. Notwithstanding the foregoing, the increase in PATAMI was off-set by write-offs for cost overruns on construction projects.

There were no audit qualifications for the financial year ended 30 June 2004.

Financial year ended 30 June 2005

The total revenue of Negara for the financial year ended 30 June 2005 decreased by RM19.6 million or 15.9% to RM103.8 million as compared to the previous financial year. The decrease in revenue is mainly due to a decline in the revenue from the construction and facility management divisions.

Negara recorded a loss after taxation and minority interests of RM25.5 million compared to a PATAMI of RM11.1 million in the previous financial year. The decrease was mainly due to the provisions for liabilities arising from litigation cases and write-offs for cost overruns on construction projects.

There were no audit qualifications for the financial year ended 30 June 2005.

Financial year ended 30 June 2006

The total revenue of Negara for the financial year ended 30 June 2006 increased by RM18.5 million or 17.9% to RM122.4 million as compared to the previous financial year. The increase in revenue is mainly due to an increase in sales of development properties as well as an increase in other operating income.

Accordingly, Negara recorded a PATAMI of RM6.5 million compared to a loss after taxation and minority interests of RM25.5 million in the previous financial year.

There were no audit qualifications for the financial year ended 30 June 2006.

7. **MATERIAL CONTRACTS**

As at the LPD, Negara and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD.

8. **MATERIAL LITIGATION**

As at the LPD, neither Negara nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of Negara, and the Directors of Negara are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of Negara and its subsidiaries.

9. **OTHER CORPORATE PROPOSALS**

As at the LPD, there are no outstanding proposals which have been announced by Negara but are pending implementation.

10. **OTHER INFORMATION**

The major property developments of Negara are Melawati Township, Saujana Impian Township and Nilai Impian and Nilai Utama Township. Further details of the major property developments undertaken by Negara as at the LPD, are set out below:

	Tenure	Age	Size (Ha)	Type	Netbook Value* (RM 000)
Melawati Township, Kuala Lumpur					
- Taman Melawati	Freehold	33	4.731	Mixed residential and commercial developments	6,363
- Wangsa Melawati	Freehold	33	0.09	Mixed residential and commercial developments	-
- Desa Melawati	Freehold	33	91.78	Mixed residential and commercial developments	26,355
Saujana Impian, Kajang	Freehold	13	21.43	Mixed residential, commercial and resort developments	12.708
Impian Golf and Country Club, Kajang	Freehold	13	58.18	Golf club and golf course	60,005
Nilai Impian Township, Nilai	Freehold	11	135.30	Mixed residential and commercial developments	107,102
Nilai Utama Enterprise Park, Nilai	Freehold	11	172.86	Commercial and integrated industrial developments	33,212
KLIA Workers Housing Commercial Complex, Nilai	Freehold	8	2.84	Commercial complex	8,110

Note:

* *Based on the latest Annual Report of Negara as at 30 June 2006.*

Negara does not undertake any research and development activity for its property development business.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of Negara Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular, are as follows:

	Low RM	High RM
2006		
July	2.05	2.50
August	2.10	2.38
September	2.30	2.50
October	2.40	2.98
November	2.08	2.70
December	2.10	2.48
2007		
January	2.20	2.80
February	2.22	2.75
March	2.40	3.38
April	2.80	3.18
May	3.00	3.34
June	3.30	3.46
Last transacted market price of Negara Shares on 22 November 2006, being the last trading day prior to the offer		2.18
Last transacted market price of Negara Shares on 22 January 2007, being the day prior to the signing of the SBA		2.60
Last transacted market price of Negara Shares on the LPD		3.40

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of Negara Shares has increased by 28.30%. The movement of the share price for the past 1 year up to the LPD is set out below.



Share price of Negara for the past 1 year up to the LPD
RM
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
2.00
Offer made to GHope
56.0%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

12. INFORMATION ON PROPERTIES OWNED BY NEGARA

The details of the properties of Negara as at LPD are as follows:

Location	Total Titled Area (Ha)	Description	Tenure	Size (Ha)	Age (Years)	Net Book Value as at 30 June 2006 (RM 000)
Melawati Townships, Kuala Lumpur Taman Melawati	4.731	Mixed residential and commercial developments	Freehold	4.731	33	6,363
Wangsa Melawati	0.09	Mixed residential and commercial developments	Freehold	0.09	33	-
Desa Melawati	91.78	Mixed residential and commercial developments	Freehold	91.78	33	26,355
Saujana Impian Township, Kajang	21.43	Mixed residential, commercial and resort developments	Freehold	21.43	13	12,708
Impian Golf and Country Club, Kajang	58.18	Golf club and golf course	Freehold	58.18	13	60,005
Nilai Impian Township, Nilai	135.30	Mixed residential and commercial developments	Freehold	135.30	11	107,102
Nilai Utama Enterprise Park, Nilai	172.86	Commercial and integrated industrial developments	Freehold	172.86	11	33,212
KLIA Workers Housing Commercial Complex, Nilai	2.84	Commercial complex	Freehold	2.84	8	8,110
Victoria Estate, Kulim, Kedah	28.69	Estate	Freehold	28.69	11	5,104
Glengowrie Estate, Semenyih, Selangor	4.85	Estate	Freehold	4.85	3	156

INFORMATION ON KGB

1. HISTORY AND BUSINESS

KGB was incorporated in Malaysia on 25 November 1960 under the Companies Ordinances, 1940-1946 as a private limited company under the name of Guthrie Agency (Malaya) Limited. The company changed its name to Kumpulan Guthrie Sdn Bhd on 2 December 1966. Subsequently, the company was converted into a public limited company on 2 December 1987 and assumed its current name.

KGB was listed on the Main Board of Bursa Securities on 25 August 1989.

The company officially commenced business on 25 November 1960 and initially served as the local agent for Guthrie Estates Agency Limited, a company incorporated in the United Kingdom. On 7 September 1981, PNB acquired the entire ordinary share capital of the company. KGB, initially a rubber producer, has transformed into today's multi-industry Group, dominated primarily by oil palm cultivation and property development.

The principal activities of KGB are investment holding, provision of research, agricultural and advisory services. The principal activities of its subsidiaries and associated companies are set out in Section 5 below.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of KGB as at 30 June 2007 are as follows:

	No. of KGB Shares million	Par value RM	Total RM million
Authorised			
- Ordinary shares	1,500.0	1.00	1,500.0
Issued and fully paid-up			
- Ordinary shares	1,025.5	1.00	1,025.5

The changes in the issued and paid-up share capital of KGB since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of KGB Shares	Par value RM	Consideration	Cumulative total RM
25.11.1960	2	1.00	Cash	2
05.12.1960	1,999,998	1.00	Cash	2,000,000
01.02.1977	2,968,387	1.00	Issued pursuant to acquisitions	4,968,387
01.02.1977	364,382	1.00	Issued pursuant to acquisitions	5,332,769
13.12.1982	189,667,231	1.00	Shares issued to PNB for transfer of plantation interests	195,000,000
01.01.1985	45,000,000	1.00	Cash	240,000,000
01.01.1985	207,650,099	1.00	Shares issued to PNB for transfer of shares in HLB	447,650,099
03.05.1989	100,000,000	1.00	Conversion of Convertible Redeemable Loan Stocks by PNB	547,650,099
05.05.1989	352,349,901	1.00	Bonus issue of 1 for 1 to PNB	900,000,000
05.05.1989	100,000,000	1.00	Rights issue of 1 for 1 to PNB	1,000,000,000

Date of allotment	No. of KGB Shares	Par value RM	Consideration	Cumulative total RM
16.04.1998	3,000	1.00	Exercise of ESOS	1,000,003,000
02.05.2000 to 13.09.2000	289,000	1.00	Exercise of ESOS	1,000,292,000
05.02.2002 to 14.11.2002	833,000	1.00	Exercise of ESOS	1,001,125,000
23.10.2003 to 10.12.2003	82,400	1.00	Exercise of ESOS	1,001,207,400
02.01.2004 to 30.12.2004	4,211,900	1.00	Exercise of ESOS	1,005,419,300
04.01.2005 to 09.12.2005	1,520,000	1.00	Exercise of ESOS	1,006,939,300
20.02.2006 to 26.12.2006	14,510,100	1.00	Exercise of ESOS	1,021,449,400
04.01.2007 to 27.03.2007	3,611,300	1.00	Exercise of ESOS	1,025,060,700
12.04.2007 to 18.04.2007	88,100	1.00	Exercise of ESOS	1,025,148,800
09.05.2007 to 28.05.2007	66,900	1.00	Exercise of ESOS	1,025,215,700
06.06.2007 to 29.06.2007	279,700	1.00	Exercise of ESOS	1,025,495,400

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of KGB as at 30 June 2007 based on the Register of Substantial Shareholders of KGB are as follows:

Substantial shareholders	Country of incorporation	<----Direct----> No. of KGB Shares held	%	<----Indirect----> No. of KGB Shares held	%
PNB	Malaysia	481,569,700	46.96	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	Malaysia	244,746,300(1)	23.87	-	-
EPF	Malaysia	79,639,200(2)	7.77		-
Yayasan Pelaburan Bumiputra	Malaysia	-	-	481,569,700(3)	46.96

Notes:

(1) *Skim Amanah Saham Bumiputera is a unit trust scheme managed by Amanah Saham Nasional Berhad, a wholly-owned subsidiary of PNB. By virtue of the Gazette notification P.U.(B) 61 dated 7 February 2002 (which came into effect on 28 February 2002), PNB is not deemed to have indirect interest in the direct shareholding of Skim Amanah Saham Bumiputera in KGB.*

(2) *962,200 KGB Shares held through CIMB-Principal Asset Management Sdn Berhad while 1,961,100 KGB Shares held through AmInvestment Management Sdn Berhad.*

(3) *Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.*

4. DIRECTORS

The particulars of the Directors of KGB and their shareholdings as at 30 June 2007 are as follows:

	<---------Direct-------->		<--------Indirect-------->	
Name	No. of KGB Shares held	%	No. of KGB Shares held	%
Tan Sri Dato' Dr. Wan Mohd. Zahid Mohd. Noordin	-	-	-	-
Dato' Abd Wahab Maskan	-	-	-	-
Raja Tan Sri Muhammad Alias Raja Muhammad Ali	-	-	-	-
Datuk Nik Mohamed Affandi Nik Yusoff	-	-	-	-
Datuk Mohamed Adnan Ali	-	-	-	-
Datuk Alladin Mohd. Hashim	-	-	-	-
Datuk Khoo Eng Choo	-	-	-	-
Dato' Muhammad Nawawi Haji Mohd. Arshad	-	-	-	-

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5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of the subsidiaries and associated companies of KGB are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Subsidiaries				
Kumpulan Jerai Sdn Bhd	25.03.1920/ Malaysia	51,200,000	100.0	Production and/or processing of palm oil and PK
Kumpulan Kamuning Sdn Bhd	03.12.1975/ Malaysia	30,383,002	100.0	Production and/or processing of palm oil and PK
Kumpulan Linggi Sdn Bhd	03.12.1975/ Malaysia	35,443,002	100.0	Production and/or processing of palm oil and PK
GRopel	21.06.1966/ Malaysia	127,036,071	58.0	Production and/or processing of palm oil and PK
Kumpulan Temiang Sdn Bhd	04.12.1975/ Malaysia	29,652,002	58.0	Production and/or processing of palm oil and PK
HLB	16.10.1975/ Malaysia	302,167,829	55.0	Production and/or processing of palm oil and PK
Kumpulan Sua Betong Sdn Bhd	01.12.1975/ Malaysia	36,831,002	55.0	Production and/or processing of palm oil and PK
Kumpulan Tebong Sdn Bhd	02.12.1975/ Malaysia	32,678,002	55.0	Production and/or processing of palm oil and PK
Syarikat Jeleta Bumi Sdn Bhd	07.03.1978/ Malaysia	9,000,000	55.0	Production and processing of palm oil and PK and property development
PT Ladangrumpun Suburabadi	03.09.1988/ Indonesia	Rp29,435,000,000	100.0	Production and/or processing of palm oil and PK
PT Perkasa Subur Sakti	11.04.1991/ Indonesia	Rp14,965,000,000	100.0	Processing of palm oil and PK
PT Teguh Sempurna	24.10.1988/ Indonesia	Rp28,401,000,000	100.0	Production and/or processing of palm oil and PK
PT Kridatama Lancar	24.10.1988/ Indonesia	Rp28,192,000,000	100.0	Production and/or processing of palm oil and PK
PT Sajang Heulang	05.11.1983/ Indonesia	Rp28,153,000,000	100.0	Production and/or processing of palm oil and PK
PT Aneka Intipersada	31.08.1989/ Indonesia	Rp26,000,000,000	100.0	Production and/or processing of palm oil and PK
PT Langgeng Muaramakmur	20.02.1989/ Indonesia	Rp35,901,000,000	100.0	Production and/or processing of palm oil and PK
PT Bhumireksa Nusasejati	30.01.1988/ Indonesia	Rp41,366,000,000	100.0	Production and/or processing of palm oil and PK
PT Swadaya Andika	28.02.1989/ Indonesia	Rp28,026,000,000	100.0	Production and/or processing of palm oil and PK

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
PT Bina Sains Cemerlang	27.06.1980/ Indonesia	Rp55,263,000,000	100.0	Production and/or processing of palm oil and PK
PT Lahan Tani Sakti	16.10.1985/ Indonesia	Rp32,981,000,000	100.0	Oil palm and rubber cultivation
PT Guthrie Pecconina Indonesia	13.10.1995/ Indonesia	USD20,000,000	100.0	Production and/or processing of palm oil and PK
PT Bahari Gembira Ria	04.03.1981/ Indonesia	Rp15,000,000,000	99.0	Production and/or processing of palm oil and PK
PT Paripurna Swakarsa	28.02.1989/ Indonesia	Rp68,897,000,000	93.0	Production and/or processing of palm oil and PK
PT Bersama Sejahtera Sakti	25.06.1984/ Indonesia	Rp74,453,000,000	91.0	Production and/or processing of palm oil and PK
PT Tamaco Graha Krida	21.08.1982/ Indonesia	Rp17,400,000,000	90.0	Production and/or processing of palm oil and PK
PT Laguna Mandiri	25.02.1989/ Indonesia	Rp47,727,000,000	89.0	Production and/or processing of palm oil and PK
PT Perusahaan Perkebunan Industri dan Niaga Sri Kuala	23.08.1961/ Indonesia	Rp500,000,000	76.0	Production and/or processing of palm oil and PK
PT Padang Palma Permai	21.11.1956/ Indonesia	Rp16,307,000,000	75.0	Production and/or processing of palm oil and PK
PT Tunggal Mitra Plantations	22.05.1980/ Indonesia	Rp23,750,000,000	60.0	Production and/or processing of palm oil and PK
PT Indotruba Tengah	13.03.1990/ Indonesia	Rp12,400,000,000	50.0	Production and/or processing of palm oil and PK
Guthrie Export Sdn Bhd	20.11.1954/ Malaysia	200	100.0	Palm oil storage installations
Guthrie Plantation & Agricultural Services Sdn Bhd	10.09.1985/ Malaysia	2,000,000	100.0	Provision of plantation consultancy services and production and sale of oil palm seeds, seedlings and rat baits
Guthrie Biotech Laboratory Sdn Bhd	02.09.1985/ Malaysia	200,000	100.0	Research and cloning of oil palm for sale
HRU Sdn Bhd	22.06.1973/ Malaysia	205,000	55.0	Production and sale of oil palm seeds, seedlings and rat baits
Guthrie Harta (Damansara) Sdn Bhd	06.09.1950/ Malaysia	2,000,000	100.0	Property investment
Harvard Jerai Development Sdn Bhd	13.04.1991/ Malaysia	5,000,000	100.0	Property development

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Guthrie Chemara Sdn Bhd	14.06.1991/ Malaysia	2	100.0	Property development
Guthrie Property Development Holding Berhad	15.09.1973/ Malaysia	243,334,888	79.0	Property development and investment holding
Syarikat Perumahan Guthrie Sdn Bhd	06.10.1984/ Malaysia	37,423,985	79.0	Property development and investment holding
Syarikat Pembangunan Hartanah Guthrie Sdn Bhd	04.06.1983/ Malaysia	448,560,002	79.0	Property development and investment holding
Guthrie Lukut Development Sdn Bhd	28.09.1990/ Malaysia	9,450,002	79.0	Property development
Accord Shipping & Forwarding Sdn Bhd	22.06.1978/ Malaysia	27,725,000	79.0	Property development
Augsburg (M) Sdn Bhd	03.08.1990/ Malaysia	210,360,002	79.0	Property development
Paralimni Sdn Bhd	02.08.1990/ Malaysia	2	79.0	Property development
Guthrie Property Management Sdn Bhd	13.11.1984/ Malaysia	22,836,589	79.0	Real estate and property management
Guthrie Ropel Development Sdn Bhd	23.11.1981/ Malaysia	2	58.0	Property development and cultivation of oil palm
Vicworld (M) Sdn Bhd	13.05.1994/ Malaysia	2	55.0	Property development and cultivation of oil palm
Malaysia Land Development Company Berhad	31.12.1964/ Malaysia	9,993,470	51.0	Property investment
Genting View Resort Development Sdn Bhd	24.09.1981/ Malaysia	1,000,000	31.0	Property development
The Eden Bungalow Association Sdn Bhd	19.12.1957/ Malaysia	273,470	100.0	Operation of holiday bungalows
The Whittington Hill Bungalow Association Sdn Bhd	06.11.1926/ Malaysia	133,050	100.0	Operation of holiday bungalow
Guthrie Landscaping Sdn Bhd	23.02.1962/ Malaysia	2,000,000	100.0	Horticultural supplies, landscape and design consultants and civil works
Guthrie Corridor Expressway Sdn Bhd[(1)]	04.08.1990/ Malaysia	5,000,000	100.0	Road concession operation

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Harvard Hotel (Jerai) Sdn Bhd	30.04.1992/ Malaysia	7,500,000	100.0	Hotel operation
Guthrie Technologies Sdn Bhd	26.06.1991/ Malaysia	7,466,667	100.0	Provision of computer services
Harvard Golf Resort (Jerai) Bhd	16.09.1991/ Malaysia	5,210,100	99.0	Operation of golf club
Sanguine (Malaysia) Sdn Bhd	08.03.1989/ Malaysia	2	55.0	Investment dealing
Genting View Resort Management Sdn Bhd	24.05.1983/ Malaysia	1,000,000	51.0	Resort management
PT Guthrie Abdinusa Industri	10.05.2001/ Indonesia	USD500,000	70.0	Construction of palm oil mills
Kumpulan Jelei Sdn Bhd	08.12.1975/ Malaysia	31,036,072	100.0	Investment holding
Guthrie International Investments (L) Limited	07.12.2000/ Malaysia	USD1	100.0	Investment holding
Guthrie Siam Sdn Bhd	29.11.1990/ Malaysia	2	100.0	Investment holding
Guthrie Tapis Sdn Bhd	13.05.1985/ Malaysia	2	100.0	Investment holding
Laverton Holdings Limited	12.12.2000/ Mauritius	USD2	100.0	Investment holding
Guthrie Overseas Limited	19.04.1990/ United Kingdom	GBP13,200,000	100.0	Investment holding
Guthrie Symington Overseas Investments Inc.	07.09.1984/ United States of America	USD2,000,000	100.0	Investment holding
Guthrie Symington Investments (USA) Inc.	07.09.1984/ United States of America	USD6,000,000	100.0	Investment holding
PT Minamas Gemilang	26.11.1988/ Indonesia	Rp391,088,000,000	100.0	Investment holding
PT Anugerah Sumbermakmur	30.01.1988/ Indonesia	Rp337,774,000,000	100.0	Investment holding
PT Muda Perkasa Sakti	25.06.1984/ Indonesia	Rp100,000,000	100.0	Investment holding
PT Asricipta Indah	30.01.1988/ Indonesia	Rp120,000,000	90.0	Investment holding
PT Kartika Inti Perkasa	27.02.1986/ Indonesia	Rp23,750,000,000	60.0	Investment holding

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
PT Sritijaya Abaditama	30.01.1988/ Indonesia	Rp120,000,000	60.0	Investment holding
Mulligan International BV	29.12.2000/ Netherlands	Euro18,000	100.0	Investment holding
Chemara Laboratories Sdn Bhd	12.11.1990/ Malaysia	2	100.0	Provision of laboratory and technical services. Has ceased operations
Haron Estate Development Sdn Bhd	11.01.1992/ Malaysia	600,000	100.0	Inactive
Guthrie Dimensional Stones Sdn Bhd	3.12.1993/ Malaysia	25,000,000	100.0	Inactive
Guthrie Bina Sdn Bhd	2.9.1985/ Malaysia	2	100.0	Inactive
Guthrie Wood Products Sdn Bhd	17.08.1988/ Malaysia	30,000,000	100.0	Inactive
Guthrie Industries Malaysia Sdn Bhd	29.10.1954/ Malaysia	5,000,100	100.0	Inactive
Guthrie Furniture Sdn Bhd	27.08.1990/ Malaysia	2,000,000	100.0	Inactive
Guthrie Rubber Processing Sdn Bhd	29.04.1965/ Malaysia	5,747,170	86.0	Inactive
Sepang Nilai Estate Sdn Bhd	05.03.1952/ Malaysia	10,000,000	55.0	Inactive
Pekan Plantations Sdn Bhd	16.03.1966/ Malaysia	9,400,000	55.0	Inactive
GVR Construction Sdn Bhd	25.05.1984 Malaysia	500,000	31.0	Inactive
Guthrie Plantations Liberia Inc.	1954/ Liberia	L$4,649,048	100.0	Inactive
Guthrie Symington Limited	06.12.1924/ United Kingdom	GBP8,350,000	100.0	Inactive
Guthrie Furniture Products Limited	28.11.1990/ United Kingdom	GBP100,000	100.0	Inactive
Guthrie Wood Industry Sdn Bhd	28.09.1990/ Malaysia	18,000,000	100.0	Members' voluntary liquidation
Guthrie Livestock Corporation Sdn Bhd	28.09.1990/ Malaysia	1,000,000	100.0	Members' voluntary liquidation

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Guthrie Medicare Products (Holdings) Sdn Bhd	28.09.1990/ Malaysia	5,500,000	100.0	Members' voluntary liquidation
Kamuning Marble Sdn Bhd	30.04.1992/ Malaysia	2	100.0	Members' voluntary liquidation
Guthrie Industries (Indonesia) Sdn Bhd	02.08.1990/ Malaysia	2	100.0	Members' voluntary liquidation
Guthrie Pharmaceuticals Sdn Bhd	02.09.1985/ Malaysia	2	100.0	Members' voluntary liquidation
Guthrie KD Sdn Bhd	06.04.1991/ Malaysia	3,000,000	100.0	Members' voluntary liquidation
Guthrie Training Centre Sdn Bhd	20.01.1993/ Malaysia	2	100.0	Members' voluntary liquidation
Guthrie Polymer Sdn Bhd	02.09.1985/ Malaysia	2	100.0	Members' voluntary liquidation
Guthrie Solutions Sdn Bhd	16.09.1991/ Malaysia	100,000	100.0	Members' voluntary liquidation
Guthrie Palm Products Sdn Bhd	19.09.1969/ Malaysia	9,996	86.0	Members' voluntary liquidation
Guthrie Assets Management Sdn Bhd	26.06.1984/ Malaysia	2,100,000	86.0	Members' voluntary liquidation
Guthrie Distributors Sdn Bhd	28.08.1990/ Malaysia	500,000	80.0	Members' voluntary liquidation
Hock Guan Seng Plantations Sdn Bhd	30.07.1959/ Malaysia	1,150,000	58.0	Members' voluntary liquidation
Syarikat Yew Lian Plantations Sdn Bhd	13.07.1972/ Malaysia	620,008	55.0	Members' voluntary liquidation
K&K Plantations Sdn Bhd	05.01.1981/ Malaysia	440,000	55.0	Members' voluntary liquidation
Hatawa Plantation Sdn Bhd	23.09.1982/ Malaysia	8,875,646	55.0	Members' voluntary liquidation
Highlands Estates Sdn Bhd	09.10.1965/ Malaysia	7	55.0	Members' voluntary liquidation
Highlands Assets Management Sdn Bhd	17.08.1999/ Malaysia	1,000,002	55.0	Members' voluntary liquidation
Right Class Sdn Bhd	22.03.1991/ Malaysia	12,000,000	100.0	Members' voluntary liquidation
Ladang Cenas Sdn Bhd	20.01.1979/ Malaysia	7,512,000	58.0	Members' voluntary liquidation

Company	Date and country of incorporation	Issued and paid-up share capital (RM unless otherwise stated)	Effective equity interest held (%)	Principal activities
Associated Companies				
Muang Mai Guthrie Public Co. Ltd.	19.3.1996/ Thailand	Baht 255,000,000	49.0	Processing and distribution of rubber
Boustead Bulking Sdn Bhd	12.12.1966/ Malaysia	1,000,000	24.0	Bulking and marketing services

Notes:

Baht: *Thai Baht*
GBP: *Great Britain Pound*
L$: *Liberia Dollar*
Rp: *Indonesian Rupiah*
USD: *United States of America Dollar*

(1) *The proposed disposal of GCESB has obtained the approvals of the regulatory authorities and the shareholders of KGB.*

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6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of KGB Group based on its audited consolidated financial statements for the financial years ended 31 December 2002 to 2006 and the unaudited consolidated financial results for the 3-month period ended 31 March 2007.

Financial Year/ Period Ended	**Audited 31 December 2002**	**Audited 31 December 2003**	**Audited 31 December 2004**	**Audited 31 December 2005**	**Audited 31 December 2006**	**Unaudited 31 March 2007**
Revenue (RM 000)	2,838,527	2,811,724	2,296,426	1,980,769	2,406,513	568,304
PBT* (RM 000)	551,537	468,702	351,710	256,121	589,966	186,272
Taxation* (RM 000)	(184,503)	(166,574)	(61,983)	(113,722)	(156,256)	(61,986)
PAT before minority interests* (RM 000)	367,034	302,128	289,727	142,399	433,710	124,286
PATAMI (RM 000)	302,488	138,834	160,442	48,844	284,194	94,485
Weighted average no. ordinary shares in issue	1,000,506	1,001,137	1,002,056	1,006,590	1,011,222	1,022,071
No. of ordinary shares of RM1.00 each in issue (000)	1,001,125	1,001,207	1,005,419	1,006,939	1,021,449	1,025,060
EPS (Basic and Fully Diluted)						
- Gross (RM)[(1)]	0.55	0.47	0.35	0.25	0.58	0.18
- Net (RM)[(2)]	0.30	0.14	0.16	0.05	0.28	0.09
Shareholders fund/ Net assets ("**NA**") (RM 000)	2,808,872	3,072,217	2,949,549	2,859,033	3,127,546	3,228,792
NA per share (RM)	2.81	3.07	2.94	2.84	3.06	3.15
Current ratio (times)	1.22	1.35	1.39	1.92	2.23	2.30
Total interest-bearing debts (RM 000)	2,809,162	2,766,940	3,319,452	3,062,692	2,759,374	2,717,513
Gearing (times)[(3)]	1.00	0.90	1.13	1.07	0.88	0.84
Dividend						
- Gross (%)	8.0	8.0	10.0	10.0	16.0	-
- Net (%)	5.8	6.6	7.2	7.2	13.2	-

Certain comparative figures have been restated to conform to the presentation for the financial year ended 31 December 2006, following the adoption of Financial Reporting Standards effective 1 January 2006.

Notes:

* *Figures have been adjusted to include the results from discontinued operations.*

(1) *Gross 'basic and fully diluted' EPS is calculated by dividing PBT with the weighted average number of ordinary shares in issue.*

(2) *Net 'basic and fully diluted' EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.*

(3) *Gearing ratio is calculated by dividing total interest-bearing debts with shareholders' funds.*

^ *There were no extraordinary and exceptional items for the past 5 financial years ended 31 December 2006.*

Commentaries:

Financial year ended 31 December 2002

The total revenue of KGB Group for the financial year ended 31 December 2002 increased by RM999.6 million or 54.4% to RM2,838.5 million as compared to the previous financial year. The increase in Group revenue was mainly due to higher revenue from plantation and sale of land held for development.

The revenue from plantation increased by RM439.6 million or 74.1% while revenue from land held for property development increased by RM331.0 million or 162.8%. The increase in plantation revenue was largely attributed to the contribution from Minimas Plantation for a full year as compared to 9 months for the financial year ended 31 December 2001, coupled with the higher average realised CPO prices, which increased by 49.3% to RM1,260 per MT. The KGB Group completed the acquisition of Minimas Plantation in April 2001.

Correspondingly, the PATAMI of KGB Group for the financial year ended 31 December 2002 increased substantially to RM302.5 million as compared to the previous financial year. The increase was in line with the increases in revenue from plantations compared to the previous year. Additionally, the property development division recorded a gain of RM432.1 million from the sale of land.

There were no audit qualifications for the financial year ended 31 December 2002.

Financial year ended 31 December 2003

The total revenue of KGB Group for the financial year ended 31 December 2003 decreased by RM26.8 million or 0.9% to RM2,811.7 million as compared to the previous financial year. For the financial year under review, the lower revenue was largely attributed to the decrease in revenue from the sale of land for development by RM265.2 million and from general trading by RM117.5 million or 14.0% as compared to the preceding financial year. On the other hand, revenue of the plantation division increased by RM291.1 million or 28.2%, attributable mostly to the higher average selling price of CPO and PK which increased by RM232 or 18.4% to RM1,492 and RM32 or 5.1% to RM654 respectively from the preceding financial year. In addition, the property development division registered a higher revenue from the sale of development properties of RM44.7 million or 12.8% to RM393.2 million as compared to the preceding financial year.

Correspondingly, KGB Group recorded a decrease in PATAMI of RM163.7 million or 54.1% to RM138.8 million compared to the preceding year. The decrease was largely attributed to the decrease in the contribution from the property division of RM191.1 million or 37.7%, which was in line with the lower proceeds realised from the sale of land for development compared to the preceding financial year.

Additionally, the general trading division registered an increase in operating loss of RM25.4 million to RM26.2 million compared to the preceding financial year, which was attributed to losses by the overseas trading arm.

There were no audit qualifications for the financial year ended 31 December 2003.

Financial year ended 31 December 2004

The total revenue of KGB Group for the financial year ended 31 December 2004 decreased by RM515.3 million or 18.3% to RM2,296.4 million as compared to the previous financial year. For the financial year under review, the lower revenue was largely attributed to the absence of sale of land held for development and the reduction in revenue from general trading companies which had ceased operations during the year, which contributed RM722.0 million to KGB Group's revenue for 2003. Revenue of the plantation division which increased by RM223.2 million or 16.9%, was attributed to a higher average selling price of palm products and higher production of palm products from the Group's plantation operations in Indonesia. In addition, the property development division registered a higher revenue of RM170.4 million or 43.3% as compared to the preceding financial year due to the sale of 153 Ha of development plots.

Despite a reduction in Group revenue and foreign exchange losses of RM82.0 million as a result of the depreciation of Rupiah against the USD, KGB Group recorded an increase in PATAMI of RM21.6 million or 15.6% to RM160.4 million compared to the preceding year. The increase was largely attributed to the increase in the contribution from property division of RM85.7 million or 91.4% compared to the preceding financial year largely due to the realisation of Group gain on the sale of development plots.

There were no audit qualifications for the financial year ended 31 December 2004.

Financial year ended 31 December 2005

The total revenue of KGB Group for the financial year ended 31 December 2005 decreased by RM315.6 million or 13.7% to RM1,980.8 million as compared to the previous financial year. The decrease in Group revenue was mainly due to lower revenue from property development, general trading and other divisions including plantation.

The revenue from property development division declined by RM168.4 million or 29.9% while the combined revenue from general trading and manufacturing divisions declined by RM127.9 million or 98.5% to RM1.96 million. The decline in the revenue of the property development division was attributed to more moderate property development activities and transactions compared to the preceding year, and intense market competition while the decline in revenues for general trading and manufacturing divisions were due to divestments and winding-down of the non-core businesses during the year.

Correspondingly, the PATAMI of KGB Group for the financial year ended 31 December 2005 decreased by RM111.6 million or 69.6% to RM48.8 million as compared to the previous financial year. The decrease in Group PBT was largely due to lower contributions from plantation and other divisions by RM12.4 million and RM28.6 million respectively. The decrease in the PBT of the plantation division was mainly attributed to a lower average realised CPO price of RM1,317 per MT, representing a decrease of RM195 per MT or 12.9% compared to the previous financial year. The lower average realised price of CPO was due to higher supply by palm oil plantation companies and lower soybean oil prices during the financial year under review. The performance of the Group was also affected by a foreign exchange loss of RM46.7 million for the year.

In addition, the decrease in PBT of the property development segment corresponds to the decrease in segmental revenue for the financial year under review. Further, the manufacturing and general trading divisions recorded a combined loss before taxation of RM3.5 million as compared to a profit of RM2.6 million for the previous financial year.

There were no audit qualifications for the financial year ended 31 December 2005.

Financial year ended 31 December 2006

The revenue of the Group for the financial year ended 31 December 2006 increased by RM425.7 million or 21.5% to RM2,406.5 million as compared to the previous financial year. The increase in Group revenue was mainly due to higher revenue from plantation and property development.

The revenue from plantation increased by RM240.2 million or 15.6% while revenue from property development increased by RM172.7 million or 43.7%. The increase in plantation revenue was largely attributed to higher FFB production and higher average realised CPO prices.

The average price realised for CPO of RM1,419 per MT reflected an increase of RM102 per MT or 7.7% compared to that of the preceding year.

FFB production of the Group increased by 522,555 MT or 13.2% as compared to the FFB production of the previous year as a result of the increase yield per mature hectarage from 16.14 MT per Ha to 18.03 MT per Ha between the two (2) years.

Correspondingly, the PATAMI of KGB Group for the financial year ended 31 December 2006 increased by RM235.4 million or 481.8% to RM284.2 million as compared to the previous financial year of RM48.8 million. The increase in PBT was largely due to higher contributions from plantation of RM526.6 million, an increase of RM265.4 million from RM261.2 million. The contribution includes a gain of RM68.5 million from the sale of plantation estate. The improved performance of the Group was also due to a foreign exchange gain of RM148.6 million during the financial year arising from the appreciation of RM and Rupiah against USD.

There were no audit qualifications for the financial year ended 31 December 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, KGB and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD:

(i) Supplemental agreement dated 22 June 2005 between KGB, Kumpulan Sua Betong Sdn Bhd ("**KSBSB**"), a subsidiary of HLB, Matang Manufacturing Sdn Bhd and Guthrie Overseas Limited ("**GOL**") to further extend the completion date of the following agreements to a date on or before 30 June 2005 and to vary certain completion procedures, in relation to the following agreements:

  (a) Sale and Purchase Agreement dated 5 October 2004 between KGB and Matang Manufacturing Sdn Bhd for the disposal of 24.0 million shares in Guthrie Medicare Products (NS) Sdn Bhd by KGB for the sale consideration of RM14.8 million;

  (b) Sale and Purchase Agreement dated 5 October 2004 between KSBSB and Matang Manufacturing Sdn Bhd for the disposal by KSBSB of a piece of land in Port Dickson, Negeri Sembilan for a cash consideration of RM4.5 million; and

  (c) Sale and Purchase Agreement dated 5 October 2004 between GOL of the first part, KGB of the second part and Matang Manufacturing Sdn Bhd of the third part for the disposal of shares in Healthline Products Limited by GOL and KGB for the sale consideration of RM2.0 million.

(ii) Contribution agreement dated 8 December 2005 between Guthrie Bina Sdn Bhd ("**GBSB**") and Guthrie Corridor Expressway Sdn Bhd ("**GCESB**"), where GBSB, a wholly-owned subsidiary of Kumpulan Jerai Sdn Bhd ("**KJSB**"), has agreed to contribute to GCESB a sum of RM15.4 million towards the shared development cost in the construction of the GCE which has enhanced the accessibility to the lands owned by KJSB and its subsidiaries within the vicinity of the GCE and thus improving the development prospects of the said lands.

(iii) Contribution agreement dated 8 December 2005 between GPDH and GCESB, where GPDH agreed to contribute to GCESB a sum of RM73.2 million towards the shared development cost in the construction of the GCE which has enhanced the accessibility to the lands owned by GPDH within the vicinity of the GCE and thus improving the development prospects of the said lands.

(iv) Contribution agreement dated 8 December 2005 between HLB and GCESB, where HLB agreed to contribute to GCESB a sum of RM60 million towards the shared development cost in the construction of the GCE which has enhanced the accessibility to the lands owned by HLB within the vicinity of the GCE and thus improving the development prospects of the said lands.

(v) Settlement agreement dated 27 March 2006 between Guthrie Tapis Sendirian Berhad, KGB, Guthrie Industries Malaysia Sendirian Berhad, PT Pecconina Baru, PT Arah Tumata and Doctor Haji Ishartanto in relation to a joint venture agreement and its related agreements concerning PT Guthrie Pecconina Indonesia, for a total consideration of USD3.0 million.

(v) The sale of land in the State of Melaka known as Ladang Bertam consisting of the following agreements:

(a) Sale and Purchase Agreement dated 5 May 2006 between GRopel and Pilihan Teraju Sdn Bhd for the disposal by GRopel of land held under Lots 1335, 1336, 1341, 1332, 368 and 563 (Parit Melana Division), Mukim Malaka Pindah, District of Alor Gajah, State of Melaka, for a cash consideration of approximately RM10.5 million.

(b) Sale and Purchase Agreement dated 5 May 2006 between GRopel and Flora Horizon Sdn Bhd for the disposal by GRopel of land held under Lots 3210, 3211, 3220 and 3221 (Durian Tunggal Division), Mukim Durian Tunggal, District of Alor Gajah, State of Melaka, for a cash consideration of approximately RM32.7 million.

(c) Sale and Purchase Agreement dated 5 May 2006 between Guthrie Ropel Development Sdn Bhd ("**GRDSB**"), Flora Horizon Sdn Bhd and GRopel for the disposal by GRDSB of land held under Lots 3421 *(Durian Tunggal* Division), Mukim Durian Tunggal, District of Alor Gajah, State of Melaka, for a cash consideration of approximately RM4.1 million.

(d) Sale and Purchase Agreement dated 5 May 2006 between GRDSB, Hartawan Development Sdn Bhd and GRopel for the disposal by GRDSB of land held under Lots 375, 379, 385, 388, 406, 492, 636, 697, 698, 700, 701, 703, 846, 893 (Paya Rumput Division), Mukim Paya Rumput, District of Melaka Tengah, State of Melaka for a cash consideration of approximately RM26.4 million.

(e) Sale and Purchase Agreement dated 5 May 2006 between GRopel and Paduwan Development Sdn Bhd for the disposal by GRopel of land held under Lots 216, 1024, 1030, 1031, 1081, 1082, 1033, 1029, 1026, 1032, 1041, 726, 186 and 1774 (Krubong Division), Mukim Krubong, District of Melaka Tengah, State of Melaka for a cash consideration of approximately RM17.7 million.

(vi) Demand promissory note dated 25 May 2006 by GCESB in favour of KGB and indorsed in favour of Kumpulan Jelei Sdn Bhd ("**Jelei**") for the sum of RM395 million.

(vii) Demand promissory note dated 25 May 2006 by GCESB in favour of KGB and indorsed in favour of Jelei for the sum of approximately RM298 million.

(viii) Sale and Purchase Agreement dated 8 November 2006 between KGB and Guthrie Property Management Sdn Berhad for the disposal by KGB of Guthrie Pavilion, a property bearing the address No. 2A, Persiaran Tebar Layar, Section U8, Bukit Jelutong, 40150 Shah Alam, Selangor Darul Ehsan, which is held under No. HS(D) 142994, No. PT 18786, Mukim of Damansara, District of Petaling for the sale consideration of RM26.1 million.

(ix) Sale and Purchase of Shares Agreement dated 27 November 2006 between KGB and Projek Lintasan Kota Holdings Sdn Bhd ("**Prolintas**") for the divestment of GCESB involving the disposal of the entire equity interest of KGB in GCESB comprising 5,000,000 ordinary shares of RM1.00 each in GCESB to Prolintas for a disposal consideration of RM5.0 million and the settlement of inter-company balance owing by GCESB to Jelei, a wholly-owned subsidiary of KGB, through cash payment of RM431 million and issuance of RM500 million nominal value of redeemable loan stock by GCESB to Jelei.

(x) Agreement dated 27 November 2006 between KGB, GCESB and Prolintas (in relation to the sale of shares of GCESB) wherein the parties have agreed to make certain provisions in relation to the GCE and the specified land banks along the GCE.

(xi) Sale of Business Agreement dated 24 January 2007 between Synergy Drive and KGB for Synergy Drive to acquire the entire businesses and undertakings of KGB as carried on by KGB as at 27 November 2006, including our assets and liabilities, at an aggregate purchase consideration equivalent to RM4.27 per ordinary share of RM1.00 each in the issued and paid-up share capital of KGB multiplied by the total outstanding shares (less treasury shares, if any) as at completion, which shall be satisfied by the issuance of an equivalent value of RCPS A of Synergy Drive at RM5.25 for each RCPS A.

(xii) Sale of Business Agreement dated 24 January 2007 between Synergy Drive and HLB for Synergy Drive to acquire the entire businesses and undertakings of HLB as carried on by HLB as at 27 November 2006, including its assets and liabilities, for a total disposal consideration equivalent to RM5.09 per ordinary share of RM0.50 each in the issued and paid-up share capital of HLB multiplied by the total outstanding shares (less treasury shares, if any) as at completion, which shall be satisfied by the issuance of an equivalent value of RCPS A of Synergy Drive at RM5.25 for each RCPS A.

(xiii) Sale of Business Agreement dated 24 January 2007 between Synergy Drive and GRopel for Synergy Drive to acquire the entire businesses and undertakings of GRopel as carried on by GRopel as at 27 November 2006, including its assets and liabilities, for a total disposal consideration equivalent to RM4.46 per ordinary share of RM1.00 each in the issued and paid-up share capital of GRopel multiplied by the total outstanding shares (less treasury shares, if any) as at completion, which shall be satisfied by the issuance of an equivalent value of RCPS A of Synergy Drive at RM5.25 for each RCPS A.

(xiv) Share Sale and Purchase Agreement dated 22 February 2007 between KGB, Guthrie Wood Industry Sdn Bhd ("**GWISB**") and Dongwha GH International Sdn Bhd relating to the sale by KGB and GWISB of 100% equity interest comprising 20 million ordinary shares of RM1.00 each, 60 million Class A redeemable preference shares of RM0.50 each and 30 million Class B redeemable preference shares of RM0.10 each in the issued and paid up capital of Guthrie MDF Sdn Bhd for the consideration of RM145 million.

(xv) Sale and Purchase Agreement dated 22 February 2007 between HLB and Dongwha Fibreboard Sdn Bhd for the disposal by HLB of a piece of land held under HS(D) 4098 (formerly part of Grant 3497) PT No. 434, Mukim Padang Meha, District of Kulim, State of Kedah for a consideration of RM30 million.

8. MATERIAL LITIGATION

Save as disclosed below, as at the LPD, neither KGB nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on its financial position or business of KGB Group, and KGB's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect its financial position or business of KGB Group.

(i) In September 2000, a domestic inquiry was held against a then employee of GPDH ("**Employee**"), in relation to allegations that he had arranged loans for Bumiputera staff with one person to purchase houses developed by GPDH with the intention of reselling the houses to the said person. The Domestic Inquiry Panel found the Employee guilty and his employment with GPDH was terminated by GPDH. The Employee then filed a claim with the Industrial Court and won the case.

Lim Chin Lee ("**Plaintiff**"), filed a suit on 3 August 2006 against GPDH, Tan Sri Dato' Abdul Khalid Ibrahim, the Group Chief Executive of KGB at that time, and Zarul Akmar Abd Aziz, Senior General Manager Development of GPDH ("**Defendants**") claiming that the Defendants have defamed the Plaintiff by certain statements made in the Employee's Domestic Inquiry Charges and the Domestic Inquiry Panel's findings. The Plaintiff is now claiming a sum of RM10 million as compensation for the damage done to the Plaintiff's reputation as well as exemplary and punitive damages.

The Court has fixed 9 July 2007, as mention date for case management.

The solicitors for the Defendants are of the view that the Defendants have a meritorious defence to the suit and based on the facts of the case, the prospects for the Defendants at trial are good.

(ii) PT Usaha Perkebunan Dagang Parasawita ("**Plaintiff**") filed a suit against PT Perusahaan Perkebunan dan Pertanian (now known as PT Padang Palma Permai) ("**PPP**") (a subsidiary of KGB) on 19 June 1999. The Plaintiff claimed that PPP without its knowledge or permission had cleared, occupied and planted oil palm on the Plaintiff's land and that PPP had agreed to divide the yield of the palm oil on the land between the Plaintiff and PPP in the proportion of 30:70. The Plaintiff also claimed for material loss amounting to Rp21,746,458,500 (approximately RM8.3 million) and moral loss amounting to Rp50,000,000,000 (approximately RM19.1 million).

On 14 June 2000, the Court of First Instance dismissed the Plaintiff's claim. On 23 October 2001, the High Court partially allowed the Plaintiff's claim and ordered PPP to cease all activities on the land and to surrender the land to the Plaintiff. Both the Plaintiff and PPP have on 23 May 2002 and 17 June 2002 respectively, appealed to the Supreme Court against the decision of the High Court. The matter is pending the Supreme Court's decision.

The solicitors for the Company cannot confirm as to the probability of the outcome of the suit at this stage.

(iii) Abdul Djalil and others ("**Plaintiffs**") filed a suit against PT Bersama Sejahtera Sakti ("**1st Defendant**"), a subsidiary of KGB, Pemerintah Republik Indonesia, Kepala Badan Pertanahan Nasional ("**2nd Defendant**"), Dirjen Perkebunan dan Kehutanan ("**3rd Defendant**") and Pemerintah Republik Indonesia, Menteri Dalam Negeri ("**4th Defendant**") on 11 April 2006 at the District Court. The Plaintiffs claim that they are the rightful owners of a piece of land located at Desa Tanjung Pengharapan, in Kotabaru, South Kalimantan ("**Land**") which they have owned since 1979 through their forefathers. The Plaintiffs further claim that the 1st Defendant has encroached onto the Land and without the knowledge and/or permission of the Plaintiffs, obtained a Hak Guna Usaha ("**HGU**") Certificate over the Land from the 2nd Defendant.

By way of a Statement of Claim dated 11 April 2006, the Plaintiffs seek, inter-alia, the following orders:

(a) a declaration that the Plaintiffs are the rightful owners of the Land;

(b) vacant delivery of the Land by the 1st Defendant to the Plaintiffs, free from any encumbrances, or in the alternative, for the 1st Defendant to pay the sum of Rp86,100,000,000 (approximately RM32.8 million) to the Plaintiffs as compensation; and

(c) for the 2nd Defendant to revoke the HGU Certificate in the name of the 1st Defendant.

On 24 August 2006, the District Court dismissed the Plaintiffs' claim. The Plaintiffs have, on 6 September 2006, appealed to the High Court against the decision of the District Court. The High Court on 3 April 2007, has dismissed the Plaintiffs' appeal. To-date, the Plaintiffs have not appealed to the Supreme Court against the decision of the High Court.

(iv) PT Sajang Heulang ("**Plaintiff**"), a subsidiary of KGB, filed a suit on 11 May 2006 against PT Anzawara Satria ("**Defendant**") at the District Court claiming that the Defendant, a coal mining company, had encroached onto the Plaintiff's land. The Defendant claimed that they have obtained a licence to mine from the Regional Government. The Plaintiff is claiming Rp23,580,000,000 (approximately RM9.0 million) for material loss and Rp10,000,000,000 (approximately RM3.81 million) for moral loss.

On 5 December 2006, the District Court decided in favour of the Defendant. On 17 January 2007, the Plaintiff appealed to the High Court against the decision of the District Court. The case is pending the High Court's decision.

Notwithstanding the appeal, the District Court with the consent of the High Court, had on 10 April 2007 granted an order ("**Partial Enforcement Order**") against the Plaintiff. The Partial Enforcement Order granted to the Defendant the right to mine on the unplanted and undeveloped areas of the Plaintiff's land in question in accordance with the mining rights of the Defendant and ordered that the Plaintiff cease all planting and building activities on such undeveloped land. The Plaintiff had on 21 June 2007 submitted its objections to the Partial Enforcement Order to the Supreme Court.

The solicitors for the Plaintiff are of the view that if the High Court objectively considers the arguments set forth by the Plaintiff, there is a possibility that the decision of the District Court would be overturned. If the High Court decides in favour of the Plaintiff, then such decision will have a persuasive effect on the Supreme Court's decision at the Administrative Court for the suit mentioned in paragraph 17(v).

(v) This case is related to the case of PT Sajang Heulang, a subsidiary of KGB, against PT Anzawara Satria ("**Plaintiff**"), reported above in paragraph 17(iv).

The Plaintiff filed a legal suit on 24 May 2006 against Kepala Badan Pertanahan Nasional Republik Indonesia ("**1st Defendant**"), Kepala Kantor Pertanahan Kabupaten Kotabaru ("**2nd Defendant**"), Kepala Kantor Pertanahan Kabupaten Tanah Bumbu ("**3rd Defendant**") and PT Sajang Heulang ("**4th Defendant**") at the Administrative Court alleging that the land certificate issued to PT Sajang Heulang was issued on an illegal basis.

On 26 September 2006, the Administrative Court dismissed the Plaintiff's claim. On 7 December 2006, the Plaintiff appealed to the High Court against the Administrative Court's decision. On 27 December 2006, the 4th Defendant filed a reply to the Plaintiff's appeal.

On 19 February 2007, the High Court overturned the Administrative Court's decision and allowed the Plaintiff's appeal. The 4th Defendant has appealed against the High Court's decision.

The solicitor's for the 4th Defendant are of the view that if the Supreme Court objectively considers the arguments set forth by the 4th Defendant, there is a possibility that the decision of the High Court would be overturned and the claim by the Plaintiff be rejected entirely.

(vi) On 1 October 2001, KGB and Tan Sri Dato' Abdul Khalid Ibrahim, the Group Chief Executive and director of KGB at the time (collectively "**Plaintiffs**"), filed a civil suit against one Gilbert Wiryadinata ("**Defendant**") for defamation as set out in part (vii) below, involving PT Adhiyasa Saranamas ("**PTAS**"). The Plaintiffs claimed that the Defendant's letter dated 8 March 2001 contained words defamatory of the Plaintiffs and falsely and maliciously published or caused to be published the defamatory words of and concerning the Plaintiffs to persons in Putrajaya, Kuala Lumpur and in consequence was read by some of KGB's employees or officers.

The Defendant filed its Statement of Defence on 19 June 2002 denying that the words complained of by the Plaintiffs are defamatory of them and in the alternative that the words were published on an occasion of qualified privilege.

By way of an Amended Statement of Claim dated 26 March 2003, the Plaintiff's claims are, inter-alia, as follows:

(a) damages, including aggravated damages, for libel;

(b) an injunction to restrain the Defendant whether by himself, his servants or agents or otherwise howsoever from publishing or causing to be published the defamatory words or any other words to the same or any similar effect defamatory to the Plaintiffs; and

(c) a declaration that PTAS has no legal capacity to enter in the Provisional Contract (which appointed PTAS to render advisory services) with KGB and that any agreement for services between KGB and the Defendant has been terminated as at 18 November 2000 and that the Defendant is not entitled to claim a sum of USD25,760,000 or any sums at all from KGB.

The Defendant filed its Amended Statement of Defence on 31 May 2004 wherein the Defendant prayed for the Plaintiffs' claim to be dismissed with costs.

The case was fixed for trial on 11 and 12 June 2007 but was postponed at the request of both parties. The action is now fixed for mention on 5 July 2007 to enable both parties to fix new trial dates. As the Plaintiffs' claim is for defamation and given the fact that the damages are not quantified, the amount recoverable is not quantifiable at this point in time.

The solicitors for KGB are of the view that this case would depend on the outcome of the Indonesian Suit and if the claim by PTAS is disposed of, KGB stands a good chance of succeeding in the defamation claim in Malaysia.

(vii) PTAS filed a civil suit on 3 May 2001 against KGB claiming for:

(a) the sum of USD25,760,000;

(b) damages in the amount of 9% of USD25,760,000 per annum, calculated as of the date the claim was submitted to the South Jakarta District Court ("**District Court**") until the amount of USD25,760,000 was fully settled; and

(c) interest by virtue of the law at the rate of 6% of USD25,760,000 per annum calculated as of the date the claim was submitted to the District Court until the amount of USD25,760,000 was fully settled.

The purported cause of action was based on an alleged breach of contract by KGB. On 29 October 2001, the District Court dismissed PTAS's civil suit and ruled for PTAS to bear the cost of the proceedings amounting to Rp149,000.

On 9 April 2002, PTAS filed an appeal to the Court of Appeal of Jakarta ("**Court of Appeal**") against the decision of the District Court. KGB opposed this appeal and sought that the Court of Appeal uphold the decision of the District Court. The Court of Appeal on 27 February 2003 dismissed the appeal by PTAS and affirmed the decision of the District Court. In dismissing the appeal, the Court of Appeal ordered PTAS to pay Rp150,000 as cost of the proceedings.

On 17 September 2003, PTAS filed a new suit against KGB and six (6) of its subsidiaries in Indonesia on the same subject matter. On 28 October 2004, the District Court decided in favour of KGB and the six (6) Indonesian subsidiaries and dismissed PTAS's claim in its entirety.

On 20 January 2005, PTAS filed a Memorandum of Appeal to the Court of Appeal against the decision of the District Court. On 25 May 2005, the Court of Appeal decided in favour of KGB and the six (6) Indonesian subsidiaries and dismissed PTAS's appeal in its entirety and affirmed the decision of the District Court of South Jakarta.

On 7 December 2005, PTAS filed a Memorandum of Appeal with the Supreme Court of Jakarta ("**Supreme Court**") against the decision of the Court of Appeal. On 14 December 2005, KGB filed a Memorandum of Appeal with the Supreme Court against the decision of the Court of Appeal in dismissing a counter-claim brought by KGB. KGB also filed a Reply to PTAS's Memorandum of Appeal on 4 January 2006.

On 29 March 2007, the Supreme Court dismissed the appeal by PTAS and upheld the decision of the Court of Appeal. In dismissing the appeal, the Supreme Court ordered for PTAS to pay Rp500,000 as cost of the proceedings.

On 21 June 2007, KGB was informed by its Indonesian Counsel that it had on 19 June 2007, received official notification from the District Court of South Jakarta that PTAS has submitted an application for Judicial Review against the decision of the Supreme Court. KGB intends to contest the application for Judicial Review.

Solicitors for KGB are not in a position to predict the outcome of the application by PTAS for Judicial Review.

(viii) Syarikat Pembangunan Hartanah Guthrie Sdn Bhd ("**SPHG**"), a subsidiary company of KGB, had by a Letter of Award dated 25 June 2001 and in a written agreement dated 11 October 2002 (collectively "**Contract**"), appointed Equiplus Sdn Bhd ("**Equiplus**") as the main contractor for the construction of 202 units of double storey terrace houses and 1 unit of TNB sub-station on lots in Sungai Kapar Indah Phase 5A.

During the currency of the Contract, disputes and differences arose between the parties. The disputes and differences were subsequently referred for arbitration in accordance with the Contract and an Arbitrator was appointed by the parties on 13 September 2004.

In its Points of Claim filed on 26 July 2005 with the Arbitrator, Equiplus alleged breach of the Contract by SPHG and claimed a total sum amounting to RM14,308,655.36 together with interest thereon at 8% per annum from the date of cause of action.

SPHG, in its Defence and Counterclaim dated 26 September 2005, denied the claim and counterclaimed for the amount of RM7,684,903.23 from Equiplus.

On 3 May 2006, a hearing was held to hear SPHG's defence to Equiplus' claim. On 1 June 2006, the Arbitrator decided on an Interim Award to dismiss Equiplus' claim with costs.

On 31 July 2006, Equiplus filed an Originating Motion in the Kuala Lumpur High Court to set aside the Arbitrators' Award of 1 June 2006.

The High Court has fixed 25 June 2007 to hear Equiplus's application to set aside the Arbitrator's Award. The solicitors for SPHG are of the view that the Arbitrator's Award was properly obtained and that Equiplus' application should rightly be dismissed.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save as disclosed below and the proposed disposal of businesses and undertakings, proposed capital repayment and proposed share issue of KGB announced on 24 January 2007, there are no other outstanding proposals which KGB has announced but pending implementation.

On 27 November 2006, KGB and Projek Lintasan Kota Holdings Sdn Berhad ("**Prolintas**") entered into a share sale agreement on the proposed disposal of GCESB, which involves the following:

(i) the proposed disposal of the entire equity interests in GCESB comprising 5 million ordinary shares for a disposal consideration of RM5 million; and

(ii) the settlement of inter-company balance owing by GCESB to another wholly-owned subsidiary through cash payment of RM431 million and issuance of RM500 million nominal value of redeemable loan stocks of GCESB.

As at the LPD, the proposed divestment of GCESB has obtained all regulatory approvals and the approval of KGB's shareholders. The said proposed divestment of GCESB is expected to be completed by end July 2007.

10. OTHER INFORMATION

The business operations of KGB Group can be categorised into the following core activities:

(i) Plantations

KGB Group is one of the leading palm oil producers in Malaysia with a total planted area of 97,837 Ha in Malaysia and 174,564 Ha in Indonesia, of which 271,701 Ha or 99.7% is planted with oil palm. The Indonesia plantation operations of KGB Group are undertaken through PT Minamas Gemilang, PT Anugerah Sumbermakmur and PT Guthrie Pecconina Indonesia. The plantations activities of KGB Group include the cultivation and production of palm oil-related products such as FFB, CPO and PK.

For the financial year ended 31 December 2006, this division contributed approximately 75.0% to the revenue generated by KGB Group and approximately 70.3% to KGB Group's operating profit. For the financial year ended 31 December 2006, the percentage of domestic and foreign revenue for this division are approximately 58.0% and 42.0% respectively.

The CPO and PK produced by KGB Group are generally sold to:

(a) CPO
- Golden Jomalina
- Mewah Oil Sdn Bhd
- Mewaholeo Industries Sdn Bhd

(b) PK
- Lahad Datu Edible Oils Sdn Bhd
- Austral
- Syarikat Perpaduan Kilang Minyak Sdn Bhd

As at the LPD, KGB Group owns 31 mills which are located in:

(a) Malaysia

- Sungai Dingin Mill, Kedah;
- Kalumpong Mill, Perak;
- Bukit Kerayong Mill, Selangor;
- Bukit Talang Mill, Selangor;
- Labu Mill, Negeri Sembilan;
- Rantau Mill, Negeri Sembilan;
- Tanah Merah Mill, Negeri Sembilan;
- Cha'ah Mill, Johor;
- Yong Peng Mill, Johor;
- Sungai Tawing Mill, Johor;
- Ulu Remis Mill, Johor;
- Jabor Mill, Terengganu; and
- Jeleta Bumi Mill, Sabah

(b) Indonesia

- Tamiang Karang Baru Mill, Sumatera, East Aceh;
- Blang Simpo Karang Baru Mill, Sumatera, East Aceh*;
- Air Merah Kumpeh Ulu Mill, Muaro Jambi, Sumatera;
- GPI 1-5 Sekayu Mill, Musi Banyuasin, South Sumatera;
- Sungai Pinang Muara Lakitan Mill, Musi Rawas, South Sumatera;
- Teluk Siak Tualang Mill, Siak, Riau Sumatera;
- Menggala-1 Mill, Tanah Putih, Rokan Hilir, Riau Sumatera;
- Teluk Bakau Mill, Kateman, Indragiri Hilir, Riau Sumatera;
- Alor Dumai Mill, Tanah Putih, Riau, Sumatera**;
- Angsana Kusan Hulu Mill, Kotabaru, South Kalimantan;
- Bebunga Pamukan Utara Mill, Kotabaru, South Kalimantan;
- Rantau Pamukan Utara Mill, Kotabaru, South Kalimantan;
- Gunung Aru Mill, Pulau Laut Timur, Kotabaru, South Kalimantan;
- Mustika Satui Mill, Kotabaru, South Kalimantan;
- Sesulung Pamukan Selatan Mill, Kotabaru, South Kalimantan;
- Sukamandang Mill, Kuala Kuayan, Kotawaringin Timur, Central Kalimantan;
- Sekunyir Kumai Mill, Kotawaringin Barat, Central Kalimantan; and
- Ungkaya Bungku Utara Mill, Poso, Central Sulawesi

Notes:

* *Ceased operations.*

** *Commenced operations in March 2007.*

The production capacity and utilisation rates of the said mills for the past 5 financial years ended 31 December 2006 are as follows:

	<------Financial Year Ended 31 December------>				
	2002	**2003**	**2004**	**2005**	**2006**
Total maximum capacity per annum (MT)*	5,256,000	5,256,000	6,576,000	7,182,000	7,154,000
Total current throughput (MT)	2,917,482	3,365,746	3,898,210	4,538,456	4,939,235
%	55.5	64.0	59.3	63.2	69.0

Note:

* *Computed based on 20 hours per day, 300 days per year and the respective maximum capacity per hour.*

Set out below is the performance of the Plantations division for the past 5 financial years ended 31 December 2006.

	<------Financial Year Ended 31 December------>				
	2002	2003	2004	2005	2006
Immature area (Ha)	46,667	32,259	21,621	20,300	22,252
Mature area (Ha)	214,853	229,823	240,325	246,325	249,449
Total planted area (Ha)	261,520	262,082	261,856	266,625	271,701
FFB – produced (MT)	2,746,243	3,102,099	3,505,528	3,958,564	4,481,119
CPO (MT)	633,207	723,197	854,401	990,784	1,072,507
PK (MT)	145,333	169,130	186,638	215,882	235,335
Yield per mature hectare (MT/Ha)[(1)]	12.80	13.83	14.75	16.14	18.03
Extraction rates					
OER (%)[(2)]	21.7	21.5	21.9	21.8	21.7
KER (%)[(3)]	5.0	5.0	4.8	4.8	4.8

Notes:

(1) Computed based on FFB produced divided by weighted mature area.

(2) Computed based on total CPO divided by FFB processed.

(3) Computed based on total PK divided by FFB processed.

For the year ended 31 December 2006, KGB invested approximately RM10,657,000 for its research and development activities.

As at the LPD, KGB's research and development department has a total of 317 staffs.

(ii) Property Development

KGB Group's property development business is mainly undertaken by GPDH. The major property developments of KGB Group are Bukit Jelutong, Bukit Subang 1, Denai Alam *(previously known as Bukit Subang 2)* and Sungai Kapar Indah 1 and 2. Further details of the major property developments undertaken by KGB Group as at the LPD, are set out below:

	Tenure	Size (Ha)	Type	Net book Value (RM 000)
Bukit Subang, Subang Village	Freehold	249	Mixed development	79,821
Bukit Jelutong, Shah Alam	Freehold	121	Mixed development	72,246

For the financial year ended 31 December 2006, this division contributed approximately 23.6% to the revenue generated by KGB Group and approximately 21.9% to KGB Group's operating profit.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of KGB Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12 month period preceding the date of this Circular are as follows:

	Low RM	High RM
2006		
July	2.58	3.06
August	3.00	3.84
September	3.50	3.92
October	3.60	3.70
November	3.66	4.30
December	4.20	4.74
2007		
January	4.56	5.15
February	4.10	5.50
March	4.58	5.40
April	5.10	6.50
May	6.30	6.75
June	6.45	6.90
Last transacted market price of KGB Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers		4.06
Last transacted market price of KGB Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between KGB and Synergy Drive on 24 January 2007		5.10
Last transacted market price of KGB Shares on the LPD		6.55

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of KGB Shares has increased by 61.3%. The movement of KGB share price for the past 1 year up to the LPD is set out below.

Share price of KGB for the past 1 year up to the LPD



RM
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
Offer made to KGB
61.3%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

12. INFORMATION ON PROPERTIES OWNED BY KGB GROUP

The details of properties of KGB Group based on the Annual Report of KGB for the financial year ended 31 December 2006 are as follows:

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
PLANTATION PROPERTIES						
MALAYSIA						
Kedah Darul Aman						
Ladang Anak Kulim, Kulim	Freehold	-	1,512	Oil palm estate	-	30,438
Ladang Bukit Selarong, Padang Serai	Freehold	-	1,718	Oil palm estate	-	43,425
Ladang Jerai, Bedong	Freehold	-	1,240	Oil palm estate	-	21,009
Ladang Padang Buluh, Sg. Petani	Freehold	-	1,986	Oil palm estate	-	47,462
Ladang Sungai Dingin, Karangan	Freehold	-	4,264	Oil palm estate and palm oil mill	3	110,636
Pulau Pinang						
Ladang Byram, Nibong Tebal, Seberang Prai	Freehold	-	378	Oil palm estate	-	10,008
Perak Darul Ridzuan						
Ladang Changkat Salak, Salak North	Freehold	-	1,598	Oil palm estate	-	31,508
Ladang Kalumpong, Bagan Serai	Freehold	-	1,399	Oil palm estate and palm oil mill	40	32,559
Ladang Kamiri, Sungai Siput (North)	Freehold	-	951	Oil palm estate	-	21,689
Ladang Kamuning, Sungai Siput	Freehold	-	2,197	Oil palm estate	-	44,514
Ladang Yew Lian, Simpang Empat (Hilir Perak)	Leasehold	2035	406	Oil palm estate	-	7,746
Selangor Darul Ehsan						
Ladang Ampar Tenang, Dengkil	Freehold	-	879	Oil palm estate	-	21,411
Ladang Bukit Cheraka, Jeram	Freehold	-	1,627	Oil palm estate	-	46,801
Ladang Bukit Kerayong, Kapar	Freehold	-	1,317	Oil palm estate and palm oil mill	39	44,313
Ladang Bukit Lagong, Rawang	Freehold	-	420	Oil palm estate	-	7,228
Ladang Bukit Talang, Kuala Selangor	Freehold	-	2,079	Oil palm estate and palm oil mill	53	60,124
Ladang Bukit Tinggi, Klang	Freehold	-	264	Oil palm estate	-	9,493
Ladang Elmina, Sungai Buloh	Freehold	-	1,898	Oil palm estate	-	99,855
Ladang Sabak Bernam, Sabak Bernam	Freehold	-	2,507	Oil palm estate	-	81,680
Ladang Subang, Subang Village	Freehold	-	296	Oil palm estate	-	16,452
Ladang Sungai Kapar, Kapar	Freehold	-	389	Oil palm estate	-	7,968
Ladang Sungai Rawang, Sungai Pelek	Freehold	-	462	Oil palm estate	-	13,883
Negeri Sembilan Darul Khusus						
Ladang Bukit Pelandok, Port Dickson	Freehold	-	1,709	Oil palm estate	-	44,551
Ladang Labu Labu	Freehold	-	2,664	Oil palm estate and palm oil mill	7	66,430
Ladang P.D., Lukut, Port Dickson	Freehold	-	2,237	Oil palm estate	-	54,961

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
Ladang Sengkang, Pasir Panjang	Freehold	-	2,884	Oil palm estate	-	72,733
Ladang Siliau, Siliau	Freehold	-	2,067	Oil palm estate and palm oil mill	35	53,582
Ladang Sua Betong, Port Dickson	Freehold	-	2,872	Oil palm estate	-	76,918
Ladang Tampin Linggi, Rantau	Freehold	-	2,103	Oil palm estate	-	55,103
Ladang Tanah Merah, Port Dickson	Freehold	-	4,271	Oil palm estate and palm oil mill	29	109,057
Melaka						
Ladang Bukit Asahan, Asahan	Freehold	-	2,903	Oil palm estate	-	59,418
	Leasehold	2047	55			
		2039	2			
		2038	80			
		2037	1			
		2032	33			
Ladang Kemuning, Tebong	Freeehold	-	2,111	Oil palm estate	-	48,662
	Leasehold	2048	2			
Ladang Serkam, Jasin	Freehold	-	2,291	Oil palm estate	-	58,737
Johor Darul Takzim						
Ladang Bukit Badak, Layang Layang	Freehold	-	3,245	Oil palm estate	-	85,617
Ladang Cenas, Layang Layang	Leasehold	2081	1,797	Oil palm estate	-	41,314
		2079	81			
Ladang Cha'ah, Cha'ah	Leasehold	2077	2795	Oil palm estate and palm oil mill	27	69,869
Ladang Lambak/Elaeis, Kluang	Freehold	-	2,576	Oil palm estate	-	69,840
Ladang Pekan, Layang Layang	Leasehold	2076	405	Oil palm estate	-	71,760
		2068	2,827			
Ladang Pengkalan Bukit, Panchor	Freehold	-	1,560	Oil palm estate	-	42,694
Ladang Sembrong, Layang Layang	Freehold	-	1,338	Oil palm estate	-	50,265
	Leasehold	2020	454			
Ladang Simpang Rengam, Rengam	Freehold	-	1,170	Oil palm estate	-	31,025
Ladang Sungai Gemas, Gemas	Freehold	-	971	Oil palm estate	-	23,542
Ladang Sungai Labis, Labis	Freehold	-	1,603	Oil palm estate	-	43,868
Ladang Sungai Tawing, Kluang	Leasehold	2079	2,226	Oil palm estate and palm oil mill	22	51,189
Ladang Temiang Renchong, Pagoh	Freehold	-	1,596	Oil palm estate	-	45,349
Ladang Tun Dr. Ismail, Simpang Rengam	Freehold	-	2,406	Oil palm estate	-	66,478
Ladang Ulu Remis, Layang Layang	Freehold	-	314	Oil palm estate and palm oil mill	31	53,224
	Leasehold	2081	1,899			
		2009	383			
Ladang Yong Peng, Yong Peng	Freehold	-	3,363	Oil palm estate and palm oil mill	35	87,267
Pahang Darul Makmur						
Ladang Chenor, Sungai Jerik	Freehold	-	1,393	Oil palm estate	-	58,140
	Leasehold	2076	606			
Ladang Sungai Tekal, Mentakab	Freehold	-	827	Oil palm estate	-	23,243

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
Terengganu Darul Iman						
Ladang Jabor, Kemaman	Freehold	-	2,399	Oil palm estate and palm oil mill	30	57,679
Sabah						
Ladang Andrassy, Tawau	Leasehold	2077	161	Oil palm estate	-	25,453
		2073	23			
		2070	810			
Ladang Jeleta Bumi, Tawau	Leasehold	2076	1,897	Oil palm estate and palm oil mill	7	63,804
Ladang Tingkayu, Tawau	Leasehold	2078	222	Oil palm estate	-	45,895
		2077	535			
		2076	850			
INDONESIA						
Sumatera – East Aceh						
Ladang Tamiang, Karang Batu	Leasehold	2027	1,452	Oil palm estate and palm oil mill	20	12,183
Ladang Blang Simpo, Karang Baru	Leasehold	2022	6,239	Oil palm estate and palm oil mill	9	44,637
Ladang Batang Ara, Karang Baru	Leasehold	2037	1,129	Oil palm estate	-	9,943
Sumatera – Jambi						
Ladang Air Merah, Kumpeh Ulu, Muaro Jambi	Leasehold	2038	4,000	Oil palm estate and palm oil mill	2	55,618
Sumatera – South Sumatera						
Ladang GPI 1-5, Sekayu, Musi Banyuasin	Leasehold	2033	10,140 5,573*	Oil palm estate and palm oil mill	5	135,286
Ladang Sungai Pinang, Muara Lakitan, Musi Rawas	Leasehold	2034	3,698	Oil palm estate and palm oil mill	8	56,031
Ladang Bukit Pinang, Muara Lakitan, Musi Rawas	Leasehold	2034	3,354	Oil palm estate	-	48,950
Sumatera – Riau						
Ladang Teluk Siak, Tualang, Siak	Leasehold	2034	3,915	Oil palm estate and palm oil mill	6	52,633
Ladang Pinang Sebatang, Bukit Raya, Pekan Baru	Leasehold	2034	3,562	Oil palm estate	-	38,698
Ladang Aneka Perkasa, Bukit Raya, Pekan Baru	Leasehold	2034	4,136	Oil palm estate	-	45,979
Ladang Menggala – 1, Tanah Putih, Rokan Hilir	Leasehold	2034	4,920	Oil palm estate and palm oil mill	13	43,367
Ladang Menggala – 2, Tanah Putih, Rokan Hilir	Leasehold	2034	4,922	Oil palm estate	-	52,661

Note:

* *Pending issuance of title.*

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
Ladang Menggala – 3, Tanah Putih, Rokan Hilir	Leasehold	2034	3,994	Oil palm estate	-	35,361
Ladang Alur Dumai, Bagan Sinembah, Rokan Hilir	Leasehold	2036	3,759	Oil palm and rubber estate	-	25,159
Ladang Teluk Bakau, Kateman, Indragiri Hilir	Leasehold	2031	4,025	Oil palm estate and palm oil mill	6	40,472
Ladang Rotan Semelur, Kateman, Indragiri Hilir	Leasehold	2031	7,313	Oil palm estate	-	60,581
Ladang Mandah, Kateman, Indragiri Hilir	Leasehold	2031	5,040	Oil palm estate	-	53,991
Ladang Nusa Lestari, Kateman, Indragiri Hilir	Leasehold	2031	3,457	Oil palm estate	-	34,943
Ladang Nusa Perkasa, Kateman, Indragiri Hilir	Leasehold	2031	5,836	Oil palm estate	-	41,797
Kalimantan – South Kalimantan						
Ladang Angsana, Kusan Hulu, Kotabaru	Leasehold	2034	3,250	Oil palm estate and palm oil mill	2	49,896
Ladang Gunung Sari, Kusan Hulu, Kotabaru	Leasehold	2034	2,832	Oil palm estate	-	29,264
Ladang Bakau, Pamukan Utara, Kotabaru	Leasehold	2032	5,144	Oil palm estate	-	43,226
Ladang Bebunga, Pamukan Utara, Kotabaru	Leasehold	2032	4,258	Oil palm estate and palm oil mill	10	40,252
Ladang Lanting, Pamukan Utara, Kotabaru	Leasehold	2032	3,249	Oil palm estate	-	26,083
Ladang Sungai Cengal, Pamukan Utara, Kotabaru	Leasehold	2032	4,926	Oil palm estate	-	50,514
Ladang Betung, Pamukan Utara, Kotabaru	Leasehold	2032	3,314	Oil palm estate	-	31,903
Ladang Matalok, Pamukan Utara, Kotabaru	Leasehold	2032	3,082	Oil palm estate	-	26,961
Ladang Rantau, Pamukan Utara, Kotabaru	Leasehold	2032	4,638	Oil palm estate and palm oil mill	6	53,431
Ladang Sekayu, Pamukan Utara, Kotabaru	Leasehold	2032	4,266	Oil palm estate	-	42,692
Ladang Gunung Aru, Pulau Laut Timur, Kotabaru	Leasehold	2022	3,228	Oil palm estate and palm oil mill	13	12,254
Ladang Gunung Kemasan, Pulau Laut Timur, Kotabaru	Leasehold	2022	3,726	Oil palm estate	-	50,295
Ladang Laut Timur, Pulau Laut Timur, Kotabaru	Leasehold	2022	3,478	Oil palm estate	-	47,064
Ladang Pantai Timur, Pulau Laut Timur, Kotabaru	Leasehold	2022	3,488	Oil palm estate	-	38,236
Ladang Mustika, Satui, Kotabaru	Leasehold	2030	5,079	Oil palm estate and palm oil mill	2	42,177
Ladang Pantai Bonati, Satui, Kotabaru	Leasehold	2030	2,715	Oil palm estate	-	33,099
Ladang Randi, Pamukan Utara, Kotabaru	Leasehold	2032	3,150	Oil palm estate	-	34,360
Ladang Selabak, Pamukan Utara, Kotabaru	Leasehold	2032	3,835	Oil palm estate	-	53,575

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
Ladang Sangkoh, Pamukan Utara, Kotabaru	Leasehold	2032	3,443	Oil palm estate	-	37,950
Ladang Binturung, Pamukan Utara, Kotabaru	Leasehold	2032	4,247	Oil palm estate	-	37,639
Ladang Pondok Labu, Pamukan Utara/Selatan, Kotabaru	Leasehold	2032	3,964	Oil palm estate	-	43,138
Ladang Rampa, Pamukan Utara/Selatan, Kotabaru	Leasehold	2032	3,476	Oil palm estate	-	29,429
Ladang Sesulung, Pamukan Selatan, Kotabaru	Leasehold	2032	4,719	Oil palm estate and palm oil mill	3	52,861
Kalimantan – Central Kalimantan						
Ladang Hantantiring, Kuala Kuayan, Kotawaringin Timur	Leasehold	2034	3,197	Oil palm estate	-	19,041
Ladang Kawan Batu, Kuala Kuayan, Kotawaringin Timur	Leasehold	2034	8,973	Oil palm estate	-	41,191
Ladang Pemantang, Kuala Kuayan, Kotawaringin Timur	Leasehold	2034	4,432	Oil palm estate	-	28,518
Ladang Kuala Kuayan, Kuala Kuayan, Kotawaringin Timur	Leasehold	2032	3,421	Oil palm estate	-	21,777
Ladang Baras Danum, Kuala Kuayan, Kotawaringin Timur	Leasehold	2032	3,440	Oil palm estate	-	10,785
Ladang Sapiri, Kuala Kuayan, Kotawaringin Timur	Leasehold	2032	2,966	Oil palm estate	-	18,883
Ladang Sukamandang, Kuala Kuayan, Kotawaringin Timur	Leasehold	2032	4,953	Oil palm estate and palm oil mill	5	64,326
Ladang Sekunyir, Kumai, Kotawaringin Barat	Leasehold	2033	3,553	Oil palm estate and palm oil mill	11	44,185
Ladang Seruyan, Kumai, Kotawaringin Barat	Leasehold	2033	4,182	Oil palm estate	-	38,786
Sulawesi – Central Sulawesi						
Ladang Ungkaya, Bungku Utara, Poso	Leasehold	2024	4,597	Oil palm estate and palm oil mill	13	56,276

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 (RM000)
LAND HELD FOR PROPERTY DEVELOPMENT						
Kedah Darul Aman						
Jerai, Bedong	Freehold	-	512	Mixed development	-	33,625
Ladang Bukit Selarong, Padang Serai	Freehold	-	167	Oil palm estate	-	4,447

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 (RM000)
Taman Sungai Dingin, Karangan	Freehold	-	3	Housing estate	-	226
Selangor Darul Ehsan						
Ladang Bukit Lagong, Rawang	Freehold	-	213	Oil palm estate	-	36,042
Ladang Elmina, Sungai Buloh	Freehold	-	7	Oil palm estate	-	175
Bukit Subang, Subang Village	Freehold	-	249	Mixed development	-	79,821
Bukit Jelutong, Shah Alam	Freehold	-	121	Mixed development	-	72,246
Ladang Ampar Tenang, Dengkil	Freehold	-	93	Oil palm estate	-	4,361
Negeri Sembilan Darul Khusus						
Ladang Bukit Pelandok, Port Dickson	Freehold	-	170	Oil palm estate	-	4,384
Ladang Tanah Merah, Port Dickson	Freehold	-	252	Oil palm estate	-	6,759
Guthrie Chemara, Seremban	Freehold	-	32	Research centre	-	3,661
	Leasehold	2066	2			
Ladang Sua Betong, Port Dickson	Freehold	-	168	Oil palm estate	-	4,794
Taman Sengkang, Port Dickson	Freehold	-	5	Oil palm estate	-	1,304
Johor Darul Takzim						
Ladang Pengkalan Bukit, Panchor	Freehold	-	141	Oil palm estate	-	2,689
Ladang Lambak/Elaeis, Kluang	Freehold	-	234	Oil palm estate	-	6,692
Pahang Darul Makmur						
Genting View Resort, 10km Genting Highlands	Freehold	-	9	Land held for development	-	4,801

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 (RM 000)
QUARRIES						
Kamuning, Sungai Siput, Perak Darul Ridzuan	Freehold	-	95	Black marble	-	2,622
Tanah Merah, Port Dickson, Negri Sembilan Darul Khusus	Freehold	-	26	Granite	-	11,332
FACTORIES						
Lot 833, Mukim Padang Meha, Padang Serai, Kulim, Kedah Darul Aman*	Freehold	-	34	Medium-density fibreboard factory	11	25,170
Lot 370, Mukim Port Dickson, Sendayan, Siliau, Negeri Sembilan Darul Khusus	Freehold	-	3	Oil palm research and cloning centre	10	2,960

Note:

- *Pursuant to the disposal of Guthrie MDF Sdn Bhd which was completed on 11 May 2007, this property has been disposed of.*

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 (RM 000)
GENERAL PROPERTIES						
No. 2A, Biggs Road, No.5, Cantonment Road, Penang	Freehold	-	1	Holiday bungalows	53	9,500
No. 3, Western Avenue, Penang	Freehold	-	-	Bungalow	57	7,400
Harvard Suasana Hotel, Bedong, Kedah Darul Aman	Freehold	-	2	Hotel	9	9,488
Harvard Golf Resort, Bedong, Kedah Darul Aman	Leasehold	2053	132	Gold course and club house	9	26,818
Guthrie Pavilion, No. 2A, Persiaran B, Section U8, Bukit Jelutong, Shah Alam, Selangor Darul Ehsan	Freehold	-	3	Office complex	9	22,364
No. 20, Jalan Astaka U8/82, Bukit Jelutong, Shah Alam, Selangor Darul Ehsan	Freehold	-	-	Office	7	3,674
Wisma Guthrie, No. 21, Jalan Gelenggang, Damansara Heights, Kuala Lumpur	Freehold	-	-	Office complex	33	17,978
No. 19 & 19A, Jalan Uthant, Kuala Lumpur	Freehold	-	-	Vacant land	-	9,998
No. 10, Jalan Kampung Pandan, Kuala Lumpur	Leasehold	2026	-	Bungalow	79	849
Kayangan Bungalow, Frasers Hill, Pahang Darul Makmur	Leasehold	2026	1	Holiday bungalow	79	867
Port Dickson Bungalows, Negeri Sembilan Darul Khusus						
- Sri Fajar	Freehold	-	2	Holiday bungalows	48	9,138
- Sri Bayu	Freehold	-	-		20	
- Sri Menyinsing	Freehold	-	-		17	
- Sinaran Selat	Leasehold	2072	1		12	
Genting View Resort, 10km, Genting Highlands, Pahang Darul Makmur	Freehold	-	21	Hotel resort	17	22,616
Regional Office, Jalan Ahmad Yani, KM22.6, Landasan Ulin Utara, Banjarbaru, South Kalimantan	Leasehold	2033	3	Office complex	3	2,452
Kawasan Industri Cikarang, Block GG, Kav. No. 5H, Bekasi, West Java	Leasehold	2027	-	Warehouse	4	264

None of the property above has been revalued pursuant to the proposals announced by KGB on 24 January 2007.

INFORMATION ON GROPEL

1. HISTORY AND BUSINESS

GRopel was incorporated in Malaysia on 21 June 1966 under the Act as a private limited company under the name of Ropel Sdn Berhad. It was set up by The Guthrie Corporation Limited ("**GCL**") as a vehicle for Malaysian investors to participate directly in GCL's plantation operations. The company was subsequently converted into a public limited company on 1 April 1968 and changed its name to Ropel Berhad. It assumed its current name on 18 September 1969. GRopel became a subsidiary of KGB in 1982.

GRopel was listed on the Main Board of Bursa Securities on 17 July 1974.

In 2001, GRopel changed its focus from cultivation of rubber to solely cultivation and processing of oil palm. Currently, the principal activity of GRopel, and its subsidiary companies comprises the cultivation of oil palm on plantations in Malaysia.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of GRopel as at 30 June 2007 are as follows:

	No. of GRopel Shares million	Par value RM	Total RM million
Authorised			
- Ordinary shares	300.0	1.00	300.0
Issued and fully paid-up			
- Ordinary shares	127.0	1.00	127.0

The changes in the issued and paid-up share capital of GRopel since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of GRopel Shares	Par value RM	Consideration	Cumulative total RM
21.06.1966	2	1.00	Subscriber's shares	2
27.06.1968	98	1.00	Cash	100
01.01.1970	29,499,900	1.00	Non-cash	29,500,000
31.12.1973	26,500,000	1.00	Non-cash	56,000,000
29.12.1978	26,352,941	1.00	Non-cash	82,352,941
07.03.1986	2,337,773	1.00	Non-cash	84,690,714
23.11.1989	42,345,357	1.00	Bonus issue on the basis of one (1) GRopel Share for every two (2) GRopel Shares held	127,036,071

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of GRopel as at 30 June 2007 based on the Register of Substantial Shareholders of GRopel are as follows:

Substantial shareholders	Country of incorporation	<------Direct------> No. of GRopel Shares held	%	<------Indirect------> No. of GRopel Shares held	%
KGB	Malaysia	73,492,413	57.85	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd – Skim Amanah Saham Bumiputera	Malaysia	8,553,750[(1)]	6.73	-	-
PNB	Malaysia	1,653,600	1.30	73,492,413[(2)]	57.85
Yayasan Pelaburan Bumiputra	Malaysia	-	-	73,492,413[(3)]	57.85

Notes:

(1) Skim Amanah Saham Bumiputera is a unit trust scheme managed by Amanah Saham Nasional Berhad, a wholly-owned subsidiary of PNB. By virtue of the Gazette notification P.U.(B) 61 dated 7 February 2002 (which came into effect on 28 February 2002), PNB is not deemed to have indirect interest in the direct shareholding of Skim Amanah Saham Bumiputera in GRopel.

(2) Deemed interest by virtue of its shareholdings in KGB pursuant to Section 6A of the Act.

(3) Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.

4. DIRECTORS

The particulars of the Directors of GRopel and their shareholdings as at 30 June 2007 are as follows:

Name	<----Direct----> No. of GRopel Shares held	%	<----Indirect----> No. of GRopel Shares held	%
Datuk Alladin Mohd. Hashim	-	-	-	-
Dato' Abd Wahab Maskan	-	-	-	-
Dato' Henry Sackville Barlow	-	-	-	-
Dato' Muhammad Nawawi Haji Mohd. Arshad	-	-	-	-
Tuan Haji Adam @ Adham Abdullah	-	-	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of the subsidiaries and associated companies of GRopel are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital (RM)	Effective equity interest held (%)	Principal activities
Subsidiaries				
Kumpulan Temiang Sdn Bhd	04.12.1975/ Malaysia	29,652,002	100.0	Production and/or processing of palm oil and PK
Guthrie Ropel Development Sdn Bhd	23.11.1981/ Malaysia	2	100.0	Property development and cultivation of oil palm
Ladang Cenas Sdn Bhd	20.01.1979/ Malaysia	7,512,000	100.0	Members' voluntary liquidation
Hock Guan Seng Plantations Sdn Bhd	30.07.1959/ Malaysia	1,150,000	100.0	Members' voluntary liquidation
Associated Companies				
Guthrie Rubber Processing Sdn Bhd	29.04.1965/ Malaysia	5,747,170	33.0	Inactive
Guthrie Palm Products Sdn Bhd	19.09.1969/ Malaysia	9,996	33.0	Members' voluntary liquidation
Guthrie Assets Management Sdn Bhd	26.06.1984/ Malaysia	2,100,000	33.0	Members' voluntary liquidation

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of GRopel Group based on its audited consolidated financial statements for the financial years ended 31 December 2002 to 2006 and the unaudited consolidated financial results for the 3-month period ended 31 March 2007.

Financial Year/ Period Ended	Audited 31 December 2002	Audited 31 December 2003	Audited 31 December 2004	Audited 31 December 2005	Audited 31 December 2006	Unaudited 31 March 2007
Revenue (RM 000)	117,371	144,500	169,052	144,360	155,594	30,465
PBT before Exceptional Items (RM 000)	18,132	39,562	40,097	25,670	110,402	8,923
Exceptional Items (RM 000)	-	-	-	-	-	-
PBT (RM 000)	18,132	39,562	40,097	25,670	110,402	8,923
Taxation (RM 000)	(1,376)	(11,316)	(13,746)	(11,127)	(19,932)	(3,152)
PAT before minority interests (RM 000)	16,756	28,246	26,351	14,543	90,470	5,771
PATAMI (RM 000)	16,756	28,246	26,351	14,543	90,470	5,771
Number of ordinary shares of RM1.00 each in issue (000)	127,036	127,036	127,036	127,036	127,036	127,036
EPS (Basic)						
- Gross (RM)[(1)]	0.14	0.31	0.32	0.20	0.87	0.07
- Net (RM)[(2)]	0.13	0.22	0.21	0.11	0.71	0.05
Shareholders fund/ Net asssets ("NA") (RM 000)	721,836	708,569	699,146	701,799	765,032	782,287
NA per share (RM)	5.68	5.58	5.50	5.52	6.02	6.16
Current ratio (times)	14.06	10.17	8.94	17.12	16.03	14.60
Total interest-bearing debts (RM 000)	-	-	-	-	-	-
Gearing (times)[(3)]	-	-	-	-	-	-
Dividend						
- Gross (%)	20.0	24.0	25.0	25.0	46.0	-
- Net (%)	16.1	19.5	20.2	18.0	34.8	-

Certain comparative figures have been restated to conform to the presentation for the financial year ended 31 December 2006, following the adoption of Financial Reporting Standards effective 1 January 2006.

Notes:

(1) Gross EPS is calculated by dividing PBT with the number of ordinary shares in issue.

(2) Net EPS is calculated by dividing PATAMI with the number of ordinary shares in issue.

(3) GRopel does not have any interest-bearing debts.

* *There were no extraordinary and exceptional items for the past 5 financial years ended 31 December 2006.*

Commentaries:

Financial year ended 31 December 2002

The total revenue of GRopel Group for the financial year ended 31 December 2002 increased by RM12.7 million or 12.1% to RM117.4 million as compared to the previous financial year. The higher revenue posted in 2002 was attributed to higher CPO prices and higher sales volume for palm products. The average realised prices for CPO and PK for the year ended 31 December 2002 were RM1,235 per MT, and RM652 per MT respectively, representing increases of RM409 per MT or 49.5% and RM220 per MT or 50.9%, respectively when compared to the previous year. The increases in prices are largely due to higher demand for oils and fats during the financial year under review.

Correspondingly, the PATAMI of GRopel Group for the financial year ended 31 December 2002 increased to RM16.8 million, from a net loss of RM2.9 million the previous year. This is in line with the increase in revenue for the financial year under review.

There were no audit qualifications for the financial year ended 31 December 2002.

Financial year ended 31 December 2003

The total revenue of GRopel Group for the financial year ended 31 December 2003 increased by RM27.1 million or 23.1% to RM144.5 million as compared to the previous financial year. The higher revenue posted in 2003 was attributed to higher CPO prices and higher sales volume for palm products. The average realised prices for CPO and PK for the year ended 31 December 2003 were RM1,540 per MT and RM719 per MT respectively, representing increases of RM305 per MT or 24.7% and RM67 per MT or 102.8%, respectively when compared to the previous year. The increases in prices are largely due to higher demand for oils and fats and tightened supply within the industry during the financial year under review.

Correspondingly, the PATAMI of GRopel Group for the financial year ended 31 December 2003 increased by RM11.5 million or 68.6% to RM28.2 million in line with the increase in revenue for the financial year under review.

There were no audit qualifications for the financial year ended 31 December 2003.

Financial year ended 31 December 2004

The total revenue of GRopel Group for the financial year ended 31 December 2004 increased by RM24.6 million or 17.0% to RM169.1 million as compared to the previous financial year. The higher revenue posted in 2004 was attributed to higher CPO prices and higher sales volume for palm products. The average realised prices for CPO and PK for the year ended 31 December 2004 were RM1,598 per MT and RM1,017 per MT respectively, representing increases of RM58 per MT or 3.8% and RM298 per MT or 41.4%, respectively when compared to the previous year. The increases in prices and sales volume of palm products are largely due to higher demand for oils and fats and tightened supply within the industry during the first half of 2004.

The performance of GRopel Group was however affected by lower FFB yield per mature Ha at 16.3 MT against 2003 of 18.9 MT due to higher young mature area coming into maturity for harvesting of 4,949 Ha as compared to 2,961 Ha for the previous year. Due to this, Group operating profit only increased marginally by RM0.7 million or 2.0% to RM36.0 million in 2004 as compared to the growth in Group revenue of 17.0%.

PATAMI of GRopel Group for the financial year ended 31 December 2004 decreased by RM1.9 million or 6.7% to RM26.4 million as compared to the previous financial year mainly due to higher taxation expenses which increased by RM1.9 million or 15.8%. The increase in taxation expenses was mainly due to the recognition of under-provision made for taxation in respect of prior years of assessment, which amounted to RM2.4 million for the financial year ended 31 December 2004.

There were no audit qualifications for the financial year ended 31 December 2004.

Financial year ended 31 December 2005

The total revenue of GRopel Group for the financial year ended 31 December 2005 decreased by RM24.7 million or 14.6% to RM144.4 million as compared to the previous financial year. The decrease in Group revenue was largely attributed to lower selling price and sales volume for CPO. The Group's average realised price of CPO for the financial year ended 31 December 2005 was RM1,376 per MT, representing a reduction of RM222 per MT or 13.9% as compared to the previous year. The sales volume for CPO was 86,250 MT, representing a reduction of 1,681 MT or 1.9% as compared to the previous year. The lower average realised price of CPO was attributable to higher supply by palm oil plantation companies and lower soybean oil prices during the financial year under review.

FFB yield per mature Ha declined from 16.3 MT to 15.3 MT in 2005 attributable to young palms coming into maturity. The mature hectarage for oil palm increased by 1,711 Ha or 9.1% from that in 2004.

Correspondingly, the PATAMI of GRopel Group for the financial year ended 31 December 2005 decreased by RM11.9 million or 45.1% to RM14.5 million as compared to the previous financial year. The decrease in the PATAMI of GRopel Group is consistent with the decrease in Group revenue for the financial year under review.

There were no audit qualifications for the financial year ended 31 December 2005.

Financial year ended 31 December 2006

The total revenue of GRopel Group for the financial year ended 31 December 2006 increased by RM11.2 million or 7.8% to RM155.6 million as compared to the previous financial year. The higher revenue registered in 2006 was attributed to higher average realised price and higher sales volume for CPO. The average realised price for CPO for the year ended 31 December 2006 was RM1,462 per MT representing an increase of RM86 per MT or 6.3% as compared to the previous year. The sales volume for CPO was 89,625 MT, representing an increase of 3,375 MT or 3.9% as compared to the previous year.

FFB production for the year increased by 21.2% primarily due to higher FFB yield per mature Ha of 18.1 MT, an increase of 18.3% as compared to that for 2005.

Group operating profit increased by RM86.5 million or 363.9% as compared to the previous year. Included in Group operating profit is RM68.5 million realised from the gain on sale of Ladang Bertam. Correspondingly, PATAMI of GRopel Group for the financial year ended 31 December 2006 increased by RM75.9 million or 522.1% as compared to the previous year, in line with the increase in Group operating profit.

There were no audit qualifications for the year ended 31 December 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, GRopel and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding LPD:

(i) Supplemental agreement dated 22 June 2005 between KGB, Kumpulan Sua Betong Sdn Bhd ("**KSBSB**"), a subsidiary of HLB, Matang Manufacturing Sdn Bhd and Guthrie Overseas Limited ("**GOL**") to further extend the completion date of the following agreements to a date on or before 30 June 2005 and to vary certain completion procedures, in relation to the following agreements:

  (a) Sale and Purchase Agreement dated 5 October 2004 between KGB and Matang Manufacturing Sdn Bhd for the disposal of 24.0 million shares in Guthrie Medicare Products (NS) Sdn Bhd by KGB for the sale consideration of RM14.8 million;

  (b) Sale and Purchase Agreement dated 5 October 2004 between KSBSB and Matang Manufacturing Sdn Bhd for the disposal by KSBSB of a piece of land in Port Dickson, Negeri Sembilan for a cash consideration of RM4.5 million; and

  (c) Sale and Purchase Agreement dated 5 October 2004 between GOL of the first part, KGB of the second part and Matang Manufacturing Sdn Bhd of the third part for the disposal of shares in Healthline Products Limited by GOL and KGB for the sale consideration of RM2.0 million.

(ii) Sale of Business Agreement dated 24 January 2007 between Synergy Drive and GRopel for Synergy Drive to acquire the entire business and undertaking carried on by GRopel as at 27 November 2006, including its assets and liabilities, for a total disposal consideration equivalent to RM4.46 per ordinary share of RM1.00 each in the issued and paid-up capital of GRopel multiplied by the total outstanding GRopel shares (less treasury shares, if any) as at completion, which shall be satisfied by the issuance of an equivalent value of RCPS A of Synergy Drive at RM5.25 for each RCPS A.

8. MATERIAL LITIGATION

As at the LPD, neither GRopel nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on its financial position or business of GRopel Group, and GRopel's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect its financial position or business of GRopel Group.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposal of businesses and undertakings, proposed capital repayment and proposed share issue of GRopel announced on 24 January 2007, there are no other outstanding proposals which GRopel has announced but pending implementation.

10. OTHER INFORMATION

GRopel Group has a total oil palm plantation area of 23,904 Ha, of which 23,429 Ha or 98.0% is planted. The estates of GRopel Group are located entirely in Malaysia.

The CPO and PK produced by GRopel Group are generally sold to:

(a) CPO
- Golden Jomalina
- Mewah Oil Sdn Bhd
- Mewaholeo Industries Sdn Bhd

(b) PK
- Lahad Datu Edible Oils Sdn Bhd
- Austral
- Syarikat Perpaduan Kilang Minyak Sdn Bhd

As at 30 June 2007, GRopel Group owns 2 mills which are located in Negeri Sembilan and Johor. The production capacity and utilisation rates of the said mills for the past 5 financial years ended 31 December 2006 are as follows:

	<------Financial Year Ended 31 December------>				
	2002	**2003**	**2004**	**2005**	**2006**
Total maximum capacity per annum (MT)*	420,000	420,000	420,000	420,000	420,000
Total current throughput (MT)	243,251	326,566	350,152	361,043	368,602
%	57.9	77.8	83.4	86.0	87.8

Note:

* *Computed based on 20 hours per day, 300 days per year and the respective maximum capacity per hour.*

Set out below is the performance of GRopel Group's plantations division for the past 5 financial years ended 31 December 2006.

	Financial Year Ended 31 December				
	2002	**2003**	**2004**	**2005**	**2006**
Immature area (Ha)	7,268	6,827	4,879	3,252	2,268
Mature area (Ha)	16,854	17,507	19,393	21,035	21,161
Total planted area (Ha)	24,122	24,334	24,272	24,287	23,429
FFB – produced (MT)	294,859	322,681	305,725	312,299	378,629
CPO (MT)	70,832	81,672	89,509	84,824	88,885
PK (MT)	20,447	24,417	25,750	24,825	24,752
Yield per mature hectare (MT/Ha)[(1)]	17.7	18.9	16.3	15.3	18.1
Extraction rates					
OER (%)[(2)]	20.6	19.8	20.0	20.0	19.8
KER (%)[(3)]	5.9	5.9	5.8	5.9	5.5

Notes:

(1) *Computed based on FFB produced divided by weighted mature area.*

(2) *Computed based on total CPO divided by FFB processed.*

(3) *Computed based on total PK divided by FFB processed.*

For the year ended 31 December 2006, GRopel Group invested approximately RM1,452,000 for its research and development activities.

As at the LPD, GRopel Group does not have its own research and development personnel. GRopel Group utilises KGB's research and development services and shares the cost with KGB.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of GRopel Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12 month period preceding the date of this Circular are as follows:

	Low RM	High RM
2006		
July	3.80	4.00
August	3.88	4.30
September	3.90	4.24
October	3.86	4.10
November	4.00	4.34
December	4.32	4.74
2007		
January	4.66	5.15
February	4.50	5.35
March	4.64	5.25
April	5.20	6.55
May	6.50	7.10
June	6.65	6.90
Last transacted market price of GRopel Shares on 22 November 2006, being the last trading day prior to the receipt of the Simultaneous Offer		4.24
Last transacted market price of GRopel Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between GRopel and Synergy Drive on 24 January 2007		4.96
Last transacted market price of GRopel Shares on the LPD		6.80

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of GRopel Shares has increased by 60.4%. The movement of GRopel share price for the past 1 year up to the LPD is set out below.



Share price of GRopel for the past 1 year up to the LPD
RM
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
Offer made to GRopel
60.4%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

12. INFORMATION ON PROPERTIES OWNED BY GROPEL GROUP

The details of properties of GRopel Group based on the Annual Report of GRopel Group for the year ended 31 December 2006 are as follows:

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
PLANTATION PROPERTIES						
Negeri Sembilan Darul Khusus						
Kilang Kelapa Sawit Rantau, Rantau				Palm oil mill	35	1,401
Melaka						
Ladang Bukit Asahan, Asahan	Freehold	-	2,903	Oil palm estate		59,418
	Leasehold	2047	55			
		2039	2			
		2038	80			
		2037	1			
		2032	33			
Johor Darul Takzim						
Ladang Cenas, Layang Layang	Leasehold	2081	1,797	Oil palm estate		41,314
		2079	81			
Ladang Cha'ah, Cha'ah	Leasehold	2077	2,795	Oil palm estate and palm oil mill	27	69,869
Ladang Lambak/Elaeis, Kluang	Freehold	-	2,576	Oil palm estate		69,840
Ladang Pekan, Layang Layang	Leasehold	2068	682	Oil palm estate		14,843
Ladang Pengkalan Bukit, Panchor	Freehold	-	1,560	Oil palm estate		42,694
Ladang Sembrong, Layang Layang	Freehold	-	1,338	Oil palm estate		50,265
	Leasehold	2020	454			
Ladang Sungai Gemas, Gemas	Freehold	-	971	Oil palm estate		23,542
Ladang Sungai Labis, Labis	Freehold	-	1,603	Oil palm estate		43,868
Ladang Temiang Renchong, Pagoh	Freehold	-	1,596	Oil palm estate		45,349
Ladang Tun Dr. Ismail, Simpang Rengam	Freehold	-	2,406	Oil palm estate		66,478
Ladang Ulu Remis, Layang Layang	Freehold	-	314	Oil palm estate		50,625
	Leasehold	2081	1,899			
		2009	383			
LAND HELD FOR PROPERTY DEVELOPMENT						
Johor Darul Takzim						
Ladang Pengkalan Bukit, Panchor	Freehold	-	141	Oil palm estate		2,689
Ladang Lambak/Elaeis, Kluang	Freehold	-	234	Oil palm estate		6,692

None of the property above has been revalued pursuant to the proposals announced by GRopel on 24 January 2007.

INFORMATION ON HLB

1. HISTORY AND BUSINESS

HLB was incorporated in Malaysia on 16 October 1975 under the Act as a public limited company under its present name.

HLB was listed on the Main Board of Bursa Securities on 9 February 1976.

In year 2000, HLB phased out its rubber cultivation business, diverting its focus on oil palm plantation and property development. Currently, the principal activities of HLB are investment holding and cultivation of oil palm. The principal activities of its subsidiaries and associated companies are set out in Section 5 below.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of HLB as at 30 June 2007 are as follows:

	No. of HLB Shares million	Par value RM	Total RM million
Authorised - Ordinary shares	1,000.0	0.50	500.0
Issued and fully paid-up - Ordinary shares	604.3	0.50	302.2

The changes in the issued and paid-up share capital of HLB since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of HLB Shares	Par value RM	Consideration	Cumulative total RM
16.10.1975	2	1.00	Cash	2
07.11.1975	4	0.50	Subdivision of the par value from RM1.00 to RM0.50 per share	2
06.01.1976	148,654,156	0.50	Acquisition of Highlands & Lowlands Para Rubber Company Limited satisfied through one fully paid-up ordinary share of RM0.50 in HLB for every one 10 pence share in Highlands & Lowlands Para Rubber Company Limited	74,327,080
20.08.1976	1,200	0.50	Acquisition of Highlands & Lowlands Para Rubber Company Limited satisfied through one fully paid-up ordinary share of RM0.50 in HLB for every one 10 pence share in Highlands & Lowlands Para Rubber Company Limited	74,327,680
29.05.1980	148,655,360	0.50	Bonus issue of 1 for 1	148,655,360
07.01.1982	4,857,109	0.50	Cash. Special issue to PNB	151,083,915
27.02.1992	302,167,829	0.50	Bonus issue of 1 for 1	302,167,829

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of HLB as at 30 June 2007 based on the Register of Substantial Shareholders of HLB are as follows:

Substantial shareholders	Country of incorporation	<----Direct----> No. of HLB Shares held	%	<----Indirect----> No. of HLB Shares held	%
KGB	Malaysia	329,571,186	54.53	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	Malaysia	83,668,048[1]	13.84	-	-
Lembaga Kemajuan Tanah Persekutuan	Malaysia	41,041,080	6.79	-	-
PNB	Malaysia	3,742,900	0.62	329,571,186[2]	54.53
Yayasan Pelaburan Bumiputra	Malaysia	-	-	329,571,186[3]	54.53

Notes:

(1) Skim Amanah Saham Bumiputera is a unit trust scheme managed by Amanah Saham Nasional Berhad, a wholly-owned subsidiary of PNB. By virtue of the Gazette notification P.U.(B) 61 dated 7 February 2002 (which came into effect on 28 February 2002), PNB is not deemed to have indirect interest in the direct shareholding of Skim Amanah Saham Bumiputera in HLB.

(2) Deemed interest by virtue of its shareholdings in KGB pursuant to Section 6A of the Act.

(3) Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.

4. DIRECTORS

The particulars of the Directors of HLB and their shareholdings as at 30 June 2007 are as follows:

Name	<----Direct----> No. of HLB Shares held	%	<----Indirect----> No. of HLB Shares held	%
Raja Tan Sri Muhammad Alias Raja Muhammad Ali	-	-	-	-
Dato' Abd Wahab Maskan	-	-	-	-
Datuk Mohamed Fadzil Mohd. Yunus	-	-	-	-
Datuk Mohamed Adnan Ali	-	-	-	-
Datuk Khoo Eng Choo	-	-	-	-
Tuan Haji Johari Muhamad Abbas	-	-	-	-

5. SUBSIDIARIES AND ASSOCIATED COMPANIES

As at the LPD, the details of the subsidiaries and associated companies of HLB are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital (RM)	Effective equity interest held (%)	Principal activities
Subsidiaries				
Kumpulan Tebong Sdn Bhd	02.12.1975/ Malaysia	32,678,002	100.0	Production and/or processing of palm oil and PK
Kumpulan Sua Betong Sdn Bhd	01.12.1975/ Malaysia	36,831,002	100.0	Production and/or processing of palm oil and PK
Syarikat Jeleta Bumi Sdn Bhd	07.03.1978/ Malaysia	9,000,000	100.0	Production and/or processing of palm oil and PK and property development
Vicworld (M) Sdn Bhd	13.05.1994/ Malaysia	2	100.0	Property development and cultivation of oil palm
H.R.U. Sdn Bhd	22.06.1973/ Malaysia	205,000	100.0	Production and sale of oil palm seeds, seedlings and rat baits
Sanguine (Malaysia) Sdn Bhd	08.03.1989/ Malaysia	2	100.0	Investment dealing
Sepang Nilai Estate Sdn Bhd	05.03.1952/ Malaysia	10,000,000	100.0	Inactive
Pekan Plantations Sdn Bhd	16.03.1966/ Malaysia	9,400,000	100.0	Inactive
K&K Plantations Sdn Bhd	05.01.1981/ Malaysia	440,000	100.0	Members' voluntary liquidation
Hatawa Plantation Sdn Bhd	23.09.1982/ Malaysia	8,875,646	100.0	Members' voluntary liquidation
Syarikat Yew Lian Plantations Sdn Bhd	13.07.1972/ Malaysia	620,008	100.0	Members' voluntary liquidation
Highlands Estates Sdn Bhd	09.10.1965/ Malaysia	7	100.0	Members' voluntary liquidation
Highlands Assets Management Sdn Bhd	17.08.1999/ Malaysia	1,000,002	100.0	Members' voluntary liquidation
Associated Companies				
Guthrie Property Development Holding Berhad	15.09.1973/ Malaysia	243,334,888	45.0	Property investment and development
Guthrie Distributors Sdn Bhd	28.08.1990/ Malaysia	500,000	45.0	Members' voluntary liquidation
Boustead Bulking Sdn Bhd	12.12.1966/ Malaysia	1,000,000	24.0	Bulking and marketing services

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of HLB Group based on its audited consolidated financial statements for the financial years ended 31 December 2002 to 2006 and the unaudited consolidated financial results for the 3-month period ended 31 March 2007.

Financial Year/ Period Ended	Audited 31 December 2002	Audited 31 December 2003	Audited 31 December 2004	Audited 31 December 2005	Audited 31 December 2006	Unaudited 31 March 2007
Revenue (RM 000)	290,181	471,514	423,096	409,145	445,979	113,555
PBT before Exceptional Items (RM 000)	93,326	281,838	378,465	170,280	198,809	52,247
Exceptional Items (RM 000)	-	-	-	-	-	-
PBT (RM 000)	93,326	281,838	378,465	170,280	198,809	52,247
Taxation (RM 000)	(20,738)	(66,774)	(32,318)	(37,163)	(48,626)	(12,282)
PAT before minority interests (RM 000)	72,588	215,064	346,147	133,117	150,183	39,965
PATAMI (RM 000)	72,588	215,064	346,147	133,117	150,183	39,965
Number of ordinary shares of RM0.50 each in issue (000)	604,336	604,336	604,336	604,336	604,336	604,336
EPS (Basic)						
- Gross (RM)(1)	0.15	0.47	0.63	0.28	0.33	0.09
- Net (RM)(2)	0.12	0.36	0.57	0.22	0.25	0.07
Shareholders fund/ Net assets ("**NA**") (RM 000)	2,471,957	2,531,834	2,577,928	2,580,509	2,527,965	2,596,534
NA per share (RM)	4.09	4.19	4.27	4.27	4.18	4.30
Current ratio (times)	6.09	12.69	14.22	30.40	18.3	16.11
Total interest-bearing debts (RM 000)	-	-	-	-	-	-
Gearing (times)(3)	-	-	-	-	-	-
Dividend						
- Gross (%)	46.0	87.0	95.0	80.0	145.0	-
- Net (%)	36.5	69.6	68.4	57.6	105.4	-

Certain comparative figures have been restated to conform to the presentation for the financial year ended 31 December 2006, following the adoption of Financial Reporting Standards effective 1 January 2006.

Notes:

(1) Gross EPS is calculated by dividing PBT with the number of ordinary shares in issue.

(2) Net EPS is calculated by dividing PATAMI with the number of ordinary shares in issue.

(3) HLB does not have any interest-bearing debts.

* *There were no extraordinary and exceptional items for the past 5 financial years ended 31 December 2006.*

Commentaries:

Financial year ended 31 December 2002

The total revenue of HLB Group for the financial year ended 31 December 2002 decreased by RM173.6 million or 37.4% to RM290.2 million as compared to the previous financial year. The lower Group revenue was largely attributed to the higher revenue recorded from the sale of land held for property development of RM195.0 million in the preceding year. However, excluding the sale of land held for property development, Group revenue increased by RM21.3 million or 7.9% to RM290.2 million for the financial year ended 31 December 2002. The improvement was mainly due to higher CPO and PK prices. Consequently, the Group's average realised prices of CPO and PK for the financial year under review were RM1,239 per MT and RM653 per MT respectively, an increase of RM406 per MT or 48.7% and RM220 per MT or 50.8%, respectively.

The Group operating profit from plantation operations increased to RM48.7 million for the financial year under review compared to a loss of RM6.4 million in the preceding year, in line with the revenue growth of the plantations operations of the HLB Group.

The share of profit after tax of equity accounted associated companies is lower by RM9.1 million or 41.9% largely due to a softer property market for the year under review.

There were no audit qualifications for the year ended 31 December 2002.

Financial year ended 31 December 2003

The total revenue of HLB Group for the financial year ended 31 December 2003 increased by RM181.3 million or 62.5% to RM471.5 million as compared to the previous financial year. This was mainly due to the revenue from the sale of land held for property development during the year of RM109.7 million. Additionally, the higher average realised price for palm oil boosted sales resulting in the plantations division recording an increase in segmental revenue of RM71.0 million or 24.8% to RM356.8 million from the previous year. The average realised price for CPO for the year ended 31 December 2003 was RM1,522 per MT, representing an increase of RM283 per MT or 22.8% as compared to the previous year.

The share of profit after tax of equity accounted associated companies is higher by RM20.5 million or 162.5% largely attributable to increased sales on the back of the improving economy.

Correspondingly, the PATAMI of HLB Group for the financial year ended 31 December 2003 increased by RM142.5 million or 196.3% as compared to the previous year, in line with the increase in revenue.

There were no audit qualifications for the year ended 31 December 2003.

Financial year ended 31 December 2004

The total revenue of HLB Group for the financial year ended 31 December 2004 decreased by RM48.4 million or 10.3% to RM423.1 million as compared to the previous financial year. The lower Group revenue was largely attributed to the lower revenue of RM10 million recorded from the sale of land held for property development during the year, compared with RM109.7 million in the preceding year. However, excluding the sale of land held for property development, Group revenue increased by RM51.3 million or 14.2% to RM413.1 million for the financial year ended 31 December 2004. The improvement was mainly due to higher CPO and PK prices and sales volume amidst high demand for oils and fats, and tightened supply within the industry during the first half of 2004. Consequently, the Group's average realised prices of CPO and PK for the financial year under review were RM1,596 per MT and RM1,013 per MT respectively, an increase of RM74 per MT or 4.9% and RM305 per MT or 43.1%, respectively.

The Group operating profit from plantation operations increased by RM15.3 million or 16.1% to RM110.0 million for the financial year under review, in line with the revenue growth of the plantations operations of the HLB Group.

The share of profit after tax of equity accounted associated companies is higher by RM3.0 million or 9.2% largely attributable to profit on sale of development plots.

PATAMI of HLB Group for the financial year ended 31 December 2004 increased by RM131.1 million or 61.0% to RM346.1 million as compared to the previous financial year. The increase in Group PATAMI was mainly due to the substantial gain on the sale of 372 Ha of land in Ladang Subang and 240 Ha of land in Ladang Sungai Kapar to Guthrie Property Development Holding Berhad, and on compensation for compulsory land acquisitions totalling RM182.7 million.

There were no audit qualifications for the financial year ended 31 December 2004.

Financial year ended 31 December 2005

The total revenue of HLB Group for the financial year ended 31 December 2005 decreased by RM14.0 million or 3.3% to RM409.1 million as compared to the previous financial year. The decrease in Group revenue was largely attributable to lower selling prices realised for palm oil of RM1,377 per MT, lower by RM219 per MT or 13.7% compared to the previous year, which was attributed to higher supply by oil palm plantation companies and lower soybean oil prices during the financial year under review.

The share of profit after tax of equity accounted associated companies is higher by RM3.6 million or 10.0% largely attributable to higher sales on the disposal of 3 commercial lots in Bukit Jelutong.

Correspondingly, the PATAMI of HLB Group for the financial year ended 31 December 2005 decreased by RM213.0 million or 61.5% to RM133.1 million as compared to the previous financial year. The reduction was in line with the decline in revenue for the financial year under review. In addition, the decrease in Group PATAMI for the financial year under review was attributed to the absence of gains from sale of land and compensation on compulsory land acquisition which amounted to RM182.7 million in the preceding year.

There were no audit qualifications for the financial year ended 31 December 2005.

Financial year ended 31 December 2006

The total revenue of HLB Group for the financial year ended 31 December 2006 increased by RM36.8 million or 9.0% to RM446.0 million as compared to the previous financial year. The higher revenue registered in 2006 was attributable to higher average realised price for palm oil. The average realised price for CPO for the year ended 31 December 2006 was RM1,461 per MT, representing an increase of RM84 per MT or 6.1% as compared to the previous year.

The share of profit after tax of equity accounted associated companies is lower by RM20.2 million or 50.9%. This was mainly attributed to lower sales for property development which was to an extent compensated by the realisation of Group gain of RM15.2 million arising from sale of land by associated company, which was previously held by the Group.

Correspondingly, the PATAMI of HLB Group for the financial year ended 31 December 2006 increased by RM17.1 million or 12.8% as compared to the previous year, in line with the increase in revenue.

There were no audit qualifications for the year ended 31 December 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, HLB and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding LPD:

(i) Supplemental agreement dated 22 June 2005 between KGB, Kumpulan Sua Betong Sdn Bhd ("**KSBSB**"), a subsidiary of HLB, Matang Manufacturing Sdn Bhd and Guthrie Overseas Limited ("**GOL**") to further extend the completion date of the following agreements to a date on or before 30 June 2005 and to vary certain completion procedures, in relation to the following agreements:

  (a) Sale and Purchase Agreement dated 5 October 2004 between KGB and Matang Manufacturing Sdn Bhd for the disposal of 24.0 million shares in Guthrie Medicare Products (NS) Sdn Bhd by KGB for the sale consideration of RM14.8 million;

  (b) Sale and Purchase Agreement dated 5 October 2004 between KSBSB and Matang Manufacturing Sdn Bhd for the disposal by KSBSB of a piece of land in Port Dickson, Negeri Sembilan for a cash consideration of RM4.5 million; and

  (c) Sale and Purchase Agreement dated 5 October 2004 between GOL of the first part, KGB of the second part and Matang Manufacturing Sdn Bhd of the third part for the disposal of shares in Healthline Products Limited by GOL and KGB for the sale consideration of RM2.0 million.

(ii) Contribution agreement dated 8 December 2005 between HLB and GCESB, wherein HLB has agreed to contribute to GCESB a sum of RM60 million towards the shared development cost in the construction of the Guthrie Corridor Expressway which has enhanced the accessibility to the lands owned by HLB within the vicinity of the Guthrie Corridor Expressway and thus improving the development prospects of the said lands.

(iii) Sale of Business Agreement dated 24 January 2007 between Synergy Drive and HLB for Synergy Drive to acquire the entire business and undertaking carried on by HLB as at 27 November 2006, including its assets and liabilities, for a total disposal consideration equivalent to RM5.09 per ordinary share of RM0.50 each in the issued and paid-up capital of HLB multiplied by the total outstanding HLB shares (less treasury shares, if any) as at completion, which shall be satisfied by the issuance of an equivalent value of RCPS A of Synergy Drive at RM5.25 for each RCPS A.

(iv) Sale and Purchase Agreement dated 22 February 2007 between HLB and Donghwa Fibreboard Sdn Bhd for the disposal by HLB of a piece of land held under HS(D) 4098 (formerly part of Grant 3497) PT No. 434, Mukim Padang Meha, District of Kulim, State of Kedah for a consideration of RM30.0 million.

8. MATERIAL LITIGATION

As at the LPD, neither HLB nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on its financial position or business of HLB Group, and HLB's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect its financial position or business of HLB Group.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposal of businesses and undertakings, proposed capital repayment and proposed share issue of HLB announced on 24 January 2007, there are no other outstanding proposals which HLB has announced but pending implementation.

10. OTHER INFORMATION

The business operations of HLB Group can be categorised into the following core activities:

(i) Plantations

HLB Group has a total oil palm plantation area of 54,323 Ha of which 51,782 Ha or 95.3% is planted. The estates of HLB Group are located entirely in Malaysia.

For the financial year ended 31 December 2006, the plantations division generated RM443.9 million of revenue for the HLB Group, which are all derived in Malaysia.

The CPO and PK produced by HLB Group are generally sold to:

(a) CPO
- Golden Jomalina
- Mewah Oil Sdn Bhd
- Mewaholeo Industries Sdn Bhd

(b) PK
- Lahad Datu Edible Oils Sdn Bhd
- Austral
- Syarikat Perpaduan Kilang Minyak Sdn Bhd

As at 30 June 2007, HLB Group owns 6 mills which are located in:

(a) Kalumpong Mill, Bagan Serai, Perak;
(b) Bukit Kerayong Mill, Kapar, Selangor;
(c) Bukit Talang Mill, Kuala Selangor, Selangor;
(d) Sungai Tawing Mill, Kluang, Johor;
(e) Jabor Mill, Kemaman, Terengganu; and
(f) Jelata Bumi Mill, Tawau, Sabah.

The production capacity and utilisation rates of the said mills for the past 5 financial years ended 31 December 2006 are as follows:

	<----------Financial Year Ended 31 December ---------->				
	2002	**2003**	**2004**	**2005**	**2006**
Total maximum capacity per annum (MT)*	1,086,000	1,086,000	1,086,000	1,062,000	914,000
Total current throughput (MT)	686,022	798,057	833,279	847,182	821,586
%	63.2	73.5	76.7	79.8	89.9

Note:

* *Computed based on 20 hours per day, 300 days per year and the respective maximum capacity per hour.*

Set out below is the performance of HLB Group's plantations division for the past 5 financial years ended 31 December 2006.

	<----------Financial Year Ended 31 December---------->				
	2002	**2003**	**2004**	**2005**	**2006**
Immature area (Ha)	15,141	12,811	8,904	5,391	4,271
Mature area (Ha)	37,434	39,561	43,064	46,438	47,511
Total planted area (Ha)	52,575	52,372	51,968	51,829	51,782
FFB – produced (MT)	709,178	815,730	805,885	870,321	1,025,875
CPO (MT)	174,163	202,498	215,219	235,580	234,499
PK (MT)	47,901	57,683	59,091	65,108	62,274
Yield per mature hectare (MT/Ha)(1)	19.0	21.0	19.2	19.1	22.2
Extraction rates					
OER (%)(2)	20.7	20.1	20.6	20.4	20.2
KER (%)(3)	5.7	5.7	5.7	5.6	5.4

Notes:

(1) Computed based on FFB produced divided by weighted mature area.

(2) Computed based on total CPO divided by FFB processed.

(3) Computed based on total PK divided by FFB processed.

For the year ended 31 December 2006, HLB Group invested approximately RM3,153,000 for its research and development activities.

As at the LPD, HLB Group does not have its own research and development personnel. HLB Group utilises KGB's research and development services and shares the cost with KGB.

(ii) Property Development

HLB Group's property development business is mainly undertaken by GPDH. The major property developments of GPDH are Bukit Jelutong, Bukit Subang 1, Denai Alam (*previously known as Bukit Subang* 2) and Sungai Kapar Indah 1 and 2. Further details of the major property developments undertaken by GPDH as at 30 June 2007, are set out below:

	Tenure	Size (Ha)	Type	Net book Value (RM 000)
Bukit Subang, Subang Village	Freehold	249	Mixed development	79,821
Bukit Jelutong, Shah Alam	Freehold	121	Mixed development	72,246

For the financial year ended 31 December 2006, this division contributed approximately 13% to the HLB Group's earnings.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of HLB Shares as traded on Bursa Securities between August 2006 and July 2007, being the 12 month period preceding the date of this Circular are as follows:

	Low RM	High RM
2006		
July	4.08	4.30
August	4.18	4.84
September	4.28	4.80
October	4.28	4.68
November	4.56	5.15
December	5.10	5.60
2007		
January	5.30	6.20
February	5.30	6.10
March	5.40	6.25
April	6.20	7.90
May	7.65	8.20
June	7.70	8.20
Last transacted market price of HLB Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers		4.84
Last transacted market price of HLB Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between HLB and Synergy Drive on 24 January 2007		6.15
Last transacted market price of HLB Shares on the LPD		7.90

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of HLB Shares has increased by 63.2%. The movement of HLB share price for the past 1 year up to the LPD is set out below.


Share price of HLB for the past 1 year up to the LPD
RM
9.00
8.00
7.00
6.00
5.00
4.00
3.00
Offer made to HLB
63.2%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

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12. INFORMATION ON PROPERTIES OWNED BY HLB GROUP

The details of properties of HLB Group based on the Annual Report of HLB Group for the financial year ended 31 December 2006 are as follows:

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
PLANTATION PROPERTIES						
Kedah Darul Aman						
Ladang Anak Kulim, Kulim	Freehold	-	1,512	Oil palm estate	-	30,438
Ladang Bukit Selarong, Padang Serai	Freehold	-	1,718	Oil palm estate	-	43,425
Pulau Pinang						
Ladang Byram, Nibong Tebal, Seberang Prai	Freehold	-	378	Oil palm estate	-	10,008
Perak Darul Ridzuan						
Ladang Changkat Salak, Salak North	Freehold	-	1,598	Oil palm estate	-	31,508
Ladang Kalumpong, Bagan Serai	Freehold	-	1,399	Oil palm estate and palm oil mill	40	32,559
Ladang Kamiri, Sungai Siput (U)	Freehold	-	951	Oil palm estate	-	21,689
Ladang Yew Lian, Simpang Empat (Hilir Perak)	Leasehold	2035	406	Oil palm estate	-	7,746
Selangor Darul Ehsan						
Ladang Ampar Tenang, Dengkil	Freehold	-	879	Oil palm estate	-	21,411
Ladang Bukit Cheraka, Jeram	Freehold	-	1,627	Oil palm estate	-	46,801
Ladang Bukit Kerayong, Kapar	Freehold	-	1,317	Oil palm estate and palm oil mill	39	44,313
Ladang Bukit Talang, Kuala Selangor	Freehold	-	2,079	Oil palm estate and palm oil mill	53	60,124
Ladang Bukit Tinggi, Klang	Freehold	-	264	Oil palm estate	-	9,493
Ladang Elmina, Sungai Buloh	Freehold	-	1,898	Oil palm estate	-	99,855
Ladang Sabak Bernam, Sabak Bernam	Freehold	-	2,507	Oil palm estate	-	81,680
Ladang Subang, Subang Village	Freehold	-	296	Oil palm estate	-	16,452
Ladang Sungai Kapar, Kapar	Freehold	-	389	Oil palm estate	-	7,968
Ladang Sungai Rawang, Sungei Pelek	Freehold	-	462	Oil palm estate	-	13,883
Negeri Sembilan Darul Khusus						
Ladang Bukit Pelandok, Port Dickson	Freehold	-	1,709	Oil palm estate	-	44,551
Ladang Labu, Labu	Freehold	-	2,664	Oil palm estate	-	64,142
Ladang P.D., Lukut, Port Dickson	Freehold	-	2,237	Oil palm estate	-	54,961
Ladang Siliau, Siliau	Freehold	-	2,067	Oil palm estate	-	52,181
Ladang Tampin Linggi, Rantau	Freehold	-	2,103	Oil palm estate	-	55,103
Ladang Tanah Merah, Port Dickson	Freehold	-	4,271	Oil palm estate	-	108,190

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
Melaka						
Ladang Kemuning, Tebong	Freehold	-	2,111	Oil palm estate	-	48,062
	Leasehold	2048	2			
Ladang Serkam, Jasin	Freehold	-	2,291	Oil palm estate	-	58,737
Johor Darul Takzim						
Ladang Pekan, Layang Layang	Leasehold	2068	2,145	Oil palm estate	-	56,917
		2076	405			
Ladang Sungai Tawing, Kluang	Leasehold	2079	2,226	Oil palm estate and palm oil mill	22	51,189
Pahang Darul Makmur						
Ladang Chenor, Sungai Jerik	Freehold	-	1,393	Oil palm estate	-	58,140
	Leasehold	2076	606			
Ladang Sungai Tekal, Mentakab	Freehold	-	827	Oil palm estate	-	23,243
Terengganu Darul Iman						
Ladang Jabor, Kemaman	Freehold	-	2,399	Oil palm estate and palm oil mill	30	57,679
Sabah						
Ladang Andrassy, Tawau	Leasehold	2077	161	Oil palm estate	-	25,453
		2073	23			
		2070	810			
Ladang Jeleta Bumi, Tawau	Leasehold	2076	1,897	Oil palm estate and palm oil mill	7	63,804
Ladang Tingkayu, Tawau	Leasehold	2078	222	Oil palm estate	-	45,895
		2077	535		-	
		2076	850		-	

Location	Tenure	Year Lease Expiring	Title Area (Ha)	Description	Age of Building (Years)	Net Book Value as at 31 December 2006 RM 000
LAND HELD FOR DEVELOPMENT						
Kedah Darul Aman						
Ladang Bukit Selarong, Padang Serai	Freehold	-	167	Oil palm estate	-	4,447
Selangor Darul Ehsan						
Ladang Ampar Tenang, Dengkil	Freehold	-	93	Oil palm estate	-	4,361
Ladang Elmina, Sungai Buloh	Freehold	-	7	Oil palm estate	-	175
Negeri Sembilan Darul Khusus						
Ladang Bukit Pelandok, Port Dickson	Freehold	-	170	Oil palm estate	-	4,384
Ladang Tanah Merah, Port Dickson	Freehold	-	252	Oil palm estate	-	6,759
OTHER PROPERTY						
Sri Bayu, Port Dickson	Freehold	-	-	Holiday bungalows	20	1,719

None of the property above has been revalued pursuant to the proposals announced by HLB on 24 January 2007.

INFORMATION ON SIME DARBY

1. HISTORY AND BUSINESS

Sime Darby was incorporated in Malaysia on 11 September 1978 under the Act as a public limited company under the name of Sime Darby Holdings Berhad. It subsequently assumed its present name on 30 June 1979.

Sime Darby was listed on the Main Board of Bursa Securities on 28 December 1979.

Sime Darby is principally an investment holding company. It also engages in trading and marketing of commodities and provides management services to its subsidiary companies. The principal activities of the Sime Darby Group consist of plantations, property, heavy equipment, automotive, energy and utilities, and general trading and services. The principal activities of its subsidiaries, associated companies and jointly-controlled entities are set out in Section 5 below.

Sime Darby started as Sime, Darby & Co Limited ("**SDCL**") in year 1910 to manage 500 acres of rubber estates in Malacca. In 1958, the operations were restructured when Sime Darby Holdings Limited ("**SDHL**"), a company incorporated in England on 15 April 1958, acquired SDCL's assets. SDCL was placed under a voluntary liquidation on 3 January 1959.

Pursuant to a Scheme of Arrangement which became effective on 20 December 1979, Sime Darby acquired the entire issued and paid-up share capital of SDHL. SDHL was placed under a voluntary liquidation on 1 January 1980 and its assets were transferred in specie to Sime Darby.

Sime Darby has grown from a single company offering a single product in one country into an international group with more than 29,000 employees with over 300 companies in more than 20 countries.

While the core businesses are located in Malaysia, the People's Republic of China ("**PRC**") (including Hong Kong S.A.R and Macau S.A.R), Singapore and Australia, the Sime Darby Group also operates in Negara Brunei Darussalam, Indonesia, Thailand, Vietnam, the Philippines, the United Kingdom, New Zealand, the Solomon Islands, Papua New Guinea and New Caledonia.

The business operations of the Sime Darby Group can be broadly categorised into 5 core activities as well as general trading, services and others. Please refer to Section 10 of this Appendix for further details.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of Sime Darby as at 30 June 2007 are as follows:

	No. of Sime Darby Shares million	Par value RM	Total RM million
Authorised			
- Ordinary shares	3,000.0	0.50	1,500.0
Issued and fully paid-up			
- Ordinary shares	2,522.0	0.50	1,261.0

The changes in the issued and paid-up share capital of Sime Darby since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of Sime Darby Shares	Par value RM	Consideration	Cumulative total RM
11.09.1978	3	1.00	Cash	3
30.06.1979	6	0.50	Sub-division of shares of RM1.00 each into shares of RM0.50 each	3
20.12.1979	425,118,967	0.50	Pursuant to the Scheme of Arrangement with Sime Darby Holdings Limited	212,559,487
10.05.1980	141,706,324	0.50	Bonus issue of 1 for 3	283,412,649
13.08.1981	8,597,628	0.50	Acquisition of 53.95% interest in BF Goodrich Philippines, Inc. *(now known as Sime Darby Pilipinas, Inc.)*	287,711,463
15.11.1981	143,855,732	0.50	Bonus issue of 1 for 4	359,639,329
24.01.1983	2,400,000	0.50	Acquisition of 30% interest in Kempas Edible Oil Sdn Bhd	360,839,329
24.01.1983	61,700,000	0.50	Special issue to Bumiputera and Malaysian institutions	391,689,329
26.01.1985	143,236,935	0.50	Acquisition of 42.72% interest in United Estates Project Berhad *(now known as Sime UEP)*	463,307,796
22.06.1988	109,190,862	0.50	Acquisition of 7.4% interest in Harrison & Crossfield plc	517,903,227
18.03.1989 to 31.12.1989	1,302,000	0.50	Exercise of options pursuant to Sime Darby's executives' share option scheme I ("**ESOS I**")	518,554,227
01.01.1990 to 31.12.1990	4,484,000	0.50	Exercise of options pursuant to ESOS I	520,796,227
19.01.1990	518,554,227	0.50	Bonus issue of 1 for 2	780,073,341
01.01.1991 to 31.12.1991	1,844,000	0.50	Exercise of options pursuant to ESOS I	780,995,341
01.01.1992 to 31.12.1992	4,310,500	0.50	Exercise of options pursuant to ESOS I	783,150,591
01.01.1993 to 31.12.1993	1,086,500	0.50	Exercise of options pursuant to ESOS I	783,693,841
01.09.1994	193,424,047	0.50	Pursuant to the Scheme of Arrangement with Consolidated Plantations Berhad	880,405,864
30.12.1994	352,162,346	0.50	Bonus issue of 1 for 5	1,056,487,037
22.04.1996	189,200,000	0.50	Special issue to Bumiputera investors nominated by the Ministry of Finance	1,151,087,037
24.04.1996	20,800,000	0.50	Special issue to Bumiputera investors nominated by the Ministry of Finance	1,161,487,037
14.10.1996 to 31.12.1996	1,940,000	0.50	Exercise of options pursuant to Sime Darby's Employees' Share Option Scheme II ("**ESOS II**")	1,162,457,037
01.01.1997 to 31.12.1997	964,000	0.50	Exercise of options pursuant to ESOS II	1,162,939,037
01.01.2000 to 31.12.2000	82,000	0.50	Exercise of options pursuant to ESOS II	1,162,980,037

Date of allotment	No. of Sime Darby Shares	Par value RM	Consideration	Cumulative total RM
15.05.2002 to 31.12.2002	198,000	0.50	Exercise of options pursuant to Sime Darby's Employees' Share Option Scheme III ("ESOS III")	1,163,079,037
01.01.2003 to 31.12.2003	1,265,000	0.50	Exercise of options pursuant to ESOS III	1,163,711,537
01.01.2004 to 31.12.2004	48,527,000	0.50	Exercise of options pursuant to ESOS III	1,187,975,037
01.01.2005 to 31.12.2005	40,029,000	0.50	Exercise of options pursuant to ESOS III	1,207,989,537
01.01.2006 to 20.01.2006	1,976,000	0.50	Exercise of options pursuant to ESOS III	1,208,977,537
26.01.2006	41,139,600	0.50	Pursuant to the Scheme of Arrangement with Tractors Malaysia Holdings Berhad	1,229,547,337
27.01.2006 to 31.12.2006	34,580,000	0.50	Exercise of options pursuant to ESOS III	1,246,837,337
01.01.2007 to 30.06.2007	28,354,000	0.50	Exercise of options pursuant to ESOS III	1,261,014,337

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of Sime Darby as at 30 June 2007 based on the Register of Substantial Shareholdings of Sime Darby are as follows:

	<----------Direct------->		<----------Indirect------>	
Substantial shareholders	**No. of Sime Darby Shares held**	**%**	**No. of Sime Darby Shares held**	**%**
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	818,995,732	32.47	-	-
EPF	391,262,115	15.51	-	-
PNB	196,748,900	7.80	-	-
Yayasan Pelaburan Bumiputra	-	-	196,748,900[(1)]	7.80

Note:

(1) *Deemed interest by virtue of its interest in PNB pursuant to Section 6A of the Act.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

The particulars of the Directors of Sime Darby and their shareholdings as at 30 June 2007 are as follows:

Name	<-----Direct-----> No. of Sime Darby Shares held	%	<-----Indirect-----> No. of Sime Darby Shares held	%
Tan Sri Dato' Seri (Dr.) Ahmad Sarji bin Abdul Hamid	-	-	-	-
Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya	-	-	-	-
Dato' Seri Ahmad Zubair @ Ahmad Zubir bin Haji Murshid	140,000	*	-	-
Tan Sri Abu Talib bin Othman	-	-	-	-
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	-	-	-	-
Datuk Khatijah binti Ahmad	10,000	*	-	-
Raja Tan Sri Muhammad Alias bin Raja Muhammad Ali	-	-	-	-
Michael Wong Pakshong @ Michael Pakshong	65,000	*	-	-
Dato' Mohamed bin Sulaiman	-	-	-	-
Datuk Seri Panglima Sheng Len Tao	-	-	-	-

Note:

* *Negligible.*

5. SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY-CONTROLLED ENTITIES

As at the LPD, the details of the subsidiaries, associated companies and jointly-controlled entities of Sime Darby are as follows:

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
PLANTATIONS					
Consolidated Plantations Berhad	14.07.1979	Malaysia	352,687,924	100.0	Investment holding
Kempas Edible Oil Sendirian Berhad	19.09.1974	Malaysia	4,000,000	100.0	Palm oil refining and fractionation; and manufacturing and marketing of specialty and end user fats
Kwang Joo Seng (Malaysia) Private Limited	03.01.1963	Singapore	SGD350,000	100.0	Royalty income from company's trade marks and rental income
Morakot Industries Public Company Limited	01.10.1981	Thailand	Baht599,017,490	99.9	Manufacture and marketing of cooking oil
PNB Enterprise Sdn Bhd	24.06.2000	Malaysia	8,000,000	25.0	Cattle rearing business
PT Sime Indo Agro	20.09.1995	Indonesia	USD9,000,000	100.0	Oil palm cultivation

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Selatan Estates Sendirian Berhad	10.05.1980	Malaysia	10,011,490	100.0	Oil palm cultivation
Sharikat Hadapan Berhad	06.08.1970	Malaysia	6,909,090	100.0	Oil palm cultivation
Sime Darby Americas Limited	28.10.1991	United States of America	USD1	100.0	Investment holding
Sime Darby Edible Products Limited	28.05.1938	Singapore	SGD8,000,000	100.0	Refining, manufacturing and marketing of edible oils and palm oil related products and surfactant
Sime Darby Futures Trading Sdn Bhd	28.12.1981	Malaysia	2,000,000	100.0	Commodity trading
Sime-Morakot Holdings (Thailand) Limited	11.02.1990	Thailand	Baht100,000	100.0	Investment holding
Sime Plantations Sdn Bhd	02.04.2004	Malaysia	600,000,000	100.0	Oil palm cultivation and palm oil production
The China Engineers (Thailand) Limited	31.05.1965	Thailand	Baht1,000,000	100.0	Investment holding
PROPERTY					
Alexandra Properties Limited	29.08.1990	Singapore	SGD10,000,000	100.0	Property management and investment
Alor Setia Sdn Bhd	01.08.1995	Malaysia	2	100.0	Property investment holding
Amston Properties Private Limited	16.07.1988	Singapore	SGD1,500,000	100.0	Investment holding and property investment
Aquila Development Private Limited	19.05.2004	Singapore	SGD2,000,000	100.0	Property development and investment
Artesian Investments Pte Ltd	02.12.1999	Singapore	SGD4,000,000	49.0^	Property development and investment
Bluefields Investments Pte Ltd	04.11.1999	Singapore	SGD1,000,000	49.0^	Property development and investment
Brunsfield Embassyview Sdn Bhd	22.08.2003	Malaysia	1,428,570 (ordinary shares); 5,986 (preference shares)	30.0^	Property development and project management
Caring Skyline Sdn Bhd	17.10.1996	Malaysia	2	100.0	Property development and management
China Property Development (Holdings) Limited	22.02.2002	Cayman Islands	USD3,667,000	30.4^	Investment holding
Citrus Grove Properties Private Limited	19.12.1992	Singapore	SGD10,000,000	100.0	Property investment and management of service residences
Constant Skyline Sdn Bhd	28.12.1994	Malaysia	250,000	100.0	Property development and management
CPB Properties Sdn Bhd	27.05.1989	Malaysia	2	100.0	Property management and related activities

Company	Date of Incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Dunearn Properties Limited	13.07.1983	Singapore	SGD20,000,000	100.0	Property management and investment
Ecopuri Sdn Bhd	28.11.1995	Malaysia	2	100.0	Investment holding
Golfhome Development Sdn Bhd	18.07.1990	Malaysia	2	100.0	Property investment
Golftek Development Sdn Bhd	13.09.1990	Malaysia	2	100.0	Property investment
Green East Prime Ventures, Inc	19.12.1996	Philippines	P12,500,000	63.2	Property realty and land ownership
Ironwood Development Sdn Bhd	16.08.1990	Malaysia	2	100.0	Property investment
Kuala Lumpur Golf & Country Club Berhad	12.04.1990	Malaysia	5,000,000	100.0	Provision of golfing, sporting and other recreational activities and services as well as property development
Lengkap Teratai Sdn Bhd	12.12.1994	Malaysia	2	51.2	Property investment and development
Malaysian Ice Berhad	25.02.1960	Malaysia	530,000	100.0	Property investment
North Road Properties Sendirian Berhad	01.08.1973	Malaysia	2	100.0	Property investment
Oyster Cove International Pty Ltd	29.06.2006	Australia	AU$100	42.0	Property development
Oyster Cove Properties Pty Ltd	07.06.2007	Australia	AU$2	100.0	Property investment
OCI Management Pty Ltd	28.03.2007	Australia	AU$2	42.0	Provision of security and landcare services
Pinar Baiduri Sdn Bhd	17.12.1993	Malaysia	200,000	100.0	Property investment
Prominent Acres Sdn Bhd	30.11.1994	Malaysia	1,000,000	75.6	Property investment, development and plantation
PT Bhumyamca Sekawan	06.12.1974	Indonesia	USD3,500,000	49.0^	Light industrial and commercial property investment and management
Rangdong Orange Court Limited	23.06.1995	Vietnam	USD4,000,000	65.0	Property investment and management of service residences
Puri Bahagia Sdn Bhd	20.08.1991	Malaysia	2	100.0	Property investment
R&W Management Sdn Bhd	07.09.1983	Malaysia	265,000	51.2	General insurance and trading
Shaw Brothers (M) Sdn Bhd	09.04.1984	Malaysia	100,000,000	18.4^	Property and investment holding
Siltown Realty Philippines, Inc	20.05.1974	Philippines	P7,999,500	39.5^	Investment holding
Silvertown Property Development Corporation	06.03.1991	Philippines	P325,000	98.7	Leasing of properties

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Allied Properties Limited	29.11.2004	Singapore	SGD1	100.0	Investment holding
Sime Darby Australia Limited	13.12.1918	Australia	AU$7,388,005	100.0	Investment holding, service apartment operations and management
Sime Darby Brunsfield Australia Pte Ltd	26.06.2006	British Virgin Islands	USD100	60.0	Property development
Sime Darby Brunsfield Holdings Limited *(formerly known as Sime Darby Brunsfield China Pte Ltd)*	12.08.2006	Hong Kong	HK$100	48.0^	Investment holding
Sime Darby Brunsfield Damansara Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Darby Hills Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Holding Sdn Bhd *(formerly known as Sime Darby Brunsfield Development Sdn Bhd)*	08.02.2006	Malaysia	1,000,000	60.0	Design, building, construction, marketing, sale and management of service apartments and commercial buildings
Sime Darby Brunsfield Kenny Hills Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Motorworld Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Project Management Sdn Bhd	01.03.2007	Malaysia	2	60.0	Project management services
Sime Darby Brunsfield Properties Holding Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Property Management Sdn Bhd	08.08.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Resort Sdn Bhd	08.06.2006	Malaysia	2	60.0	Property development and investment
Sime Darby Brunsfield Resources Sdn Bhd	08.08.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby Brunsfield Taipan City Sdn Bhd	07.07.2006	Malaysia	2	60.0	Property holdings and development
Sime Darby General Trading Sdn Bhd	04.07.1973	Malaysia	1,500,000	100.0	Property investment

Company	Date of Incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Darby Hotels Pty Ltd	16.12.1965	Australia	AU$70,000	100.0	Operations of service apartments
Sime Darby Industrial Properties Sdn Bhd	18.12.1979	Malaysia	1,000,000	100.0	Property investment
Sime Darby Land Sdn Bhd	29.10.1994	Malaysia	250,000	100.0	Property development and management, project management, property investment and plantations business
Sime Darby London Limited	27.07.1972	United Kingdom	£38,493,886	100.0	Investment holding
Sime Darby Property Development Sdn Berhad	16.03.1964	Malaysia	250,000	100.0	Property investment
Sime Darby Realty Development Corporation	12.12.1996	Philippines	P350,000,000	98.7	Property development
Sime Darby Resorts Pty Ltd	26.10.1961	Australia	AU$400,000	100.0	Management of a resort
Sime Darby Resort Sdn Bhd	06.06.2006	Malaysia	2	100.0	Property development
Sime Darby Urus Harta Berhad	18.02.1957	Malaysia	4,032,341	100.0	Property services and management
Sime Footwear (Melaka) Sdn Bhd	03.11.1980	Malaysia	10,000,000	100.0	Property investment
Sime Hartanah Sdn Bhd	20.09.1974	Malaysia	370,000	100.0	Investment holding
Sime Management Services Limited	31.10.1996	United Kingdom	£2	100.0	Property management services
Sime Pilmoor Development Sdn Bhd	13.12.1991	Malaysia	500,000	100.0	Property investment and development
Sime Properties (Vietnam) Private Limited	24.02.1995	Singapore	SGD4,000,000	100.0	Investment holding and management of serviced residences
Sime Properties International Private Limited	25.10.1996	Singapore	SGD100,000	75.6	Property investment and management of serviced apartments
Sime Property Holdings Sendirian Berhad	19.04.1982	Malaysia	2	100.0	Property investment
Sime UEP Brunsfield Properties Sdn Bhd	03.10.2005	Malaysia	1,000,000	50.5	Property development and investment
Sime UEP Building Management Services Sdn Bhd	23.01.1979	Malaysia	2	51.2	Property management
Sime UEP Centre Sdn Bhd	25.11.1994	Malaysia	2	75.6	Property investment and development

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime UEP Development Sdn Bhd	31.03.1980	Malaysia	1,250,000	51.2	Property investment, construction and development
Sime UEP Executive Suites Sdn Bhd	26.01.1995	Malaysia	3,200,000	65.8	Property investment and management
Sime UEP Heights Sdn Bhd	30.03.1984	Malaysia	250,000	51.2	Property investment and development
Sime UEP Homes Sdn Bhd	17.04.1984	Malaysia	250,000	51.2	Property investment and development
Sime UEP Industrial Park Sdn Bhd	30.03.1984	Malaysia	5,250,000	51.2	Property investment and development
Sime UEP (Johor) Sdn Bhd	27.09.1979	Malaysia	5,000,000	51.2	Property investment and development
Sime UEP Lembah Acob Sdn Bhd	20.02.1995	Malaysia	2	51.2	Property investment and plantation
Sime UEP Properties Berhad	31.12.1964	Malaysia	404,514,000	51.2	Investment holding and management
Sime Way Sdn Bhd	24.07.1981	Malaysia	4,000,000	100.0	Investment holding
Sime Wood Industries Sdn Bhd	21.09.1985	Malaysia	2	100.0	Property investment
Singapore Properties Limited	08.08.1996	Singapore	SGD1,000,000	100.0	Property investment and development
Solarvest Sdn Bhd	13.04.1990	Malaysia	2,000,000	100.0	Investment holding
Stableford Development Sdn Bhd	07.03.1984	Malaysia	10,000	100.0	Property investment
Sungei Way Development Berhad	19.08.1964	Malaysia	2,400,000	51.2	Property investment
Syarikat Malacca Straits Inn Sdn Bhd	04.04.1984	Malaysia	34,000,000 (ordinary shares); 12,000,000 (preference shares)	55.0	Hotel ownership
UEP Construction Sdn Bhd	02.04.1984	Malaysia	2	51.2	Property investment
Wisma Sime Darby Sdn Berhad	24.02.1979	Malaysia	5,000,000	100.0	Property management and related services
HEAVY EQUIPMENT					
Austchrome Pty Ltd	21.09.1993	Australia	AU$2	100.0	Chroming and hydraulic repairs
Caltrac SAS	18.06.1992	New Caledonia	XPF100,000,000	100.0	Sales of equipment and spare parts and service support for Caterpillar business
Caterpillar Financial Services Malaysia Sdn Bhd	20.05.1975	Malaysia	19,600,000	40.0^	Hire purchase and leasing finance in support of sales of equipment

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
CICA Limited	13.05.1997	Channel Islands	£1,000	70.0	Distribution, sales and maintenance of trucks, drilling equipment and compressors
CICA Vietnam Limited	11.04.2006	Vietnam	USD89,786	70.0	Provision of consultancy and services in connection with installation, operation, repair and maintenance of industrial machines, equipment and engine vehicles
Columbia Chrome (Malaysia) Sdn Bhd	10.12.1987	Malaysia	600,000	100.0	Manufacturing, re-manufacturing, repair and servicing of engine products, electroplating and chroming activities
Energy Power Systems Australia Pty Ltd	04.03.1992	Australia	AU$20,346,222	20.0^	Sale of Caterpillar engines
FG Wilson Asia Pte Ltd	22.08.2002	Singapore	SGD10,000,000	50.0^	Sale and servicing of diesel generator sets
Foshan Shunde CEL Machinery Company Limited	14.11.1995	China	HK$28,000,000	100.0	Selling of Caterpillar heavy construction equipment, electricity generator sets, engines and spare parts; provision of maintenance service; equipment rental; project co-ordination and engineering for installation of mechanical and electrical equipments
Hastings Deering (Australia) Ltd	25.10.1991	Australia	AU$5,000,005 (ordinary shares); AU$30,000,000 (non-cumulative redeemable preference shares)	100.0	Sales of equipment and spare parts and service support for Caterpillar business
Hastings Deering (PNG) Limited	15.07.1991	Papua New Guinea	K5,998,002 (ordinary shares); K2 (class B shares)	100.0	Sales of equipment and spare parts and service support for Caterpillar business
Hastings Deering (Solomon Islands) Limited	01.09.1992	Solomon Islands	SI$7	100.0	Sales of equipment and spare parts and service support for Caterpillar business
Kiong Yu Realty Sdn Bhd	07.03.1983	Malaysia	2	100.0	Property holding
Otofin Sdn Bhd	30.07.1976	Malaysia	2,845,000	75.0	Sale and marketing of generators, agricultural and industrial machinery
Otofin Industries Sdn Bhd	28.08.1976	Malaysia	1,000,000	75.0	Manufacturing and assembly of generators, agricultural and industrial machinery
Sime Darby Industries, Inc	02.11.1980	Philippines	P600,000	98.7	General trading
Sime Darby Pilipinas, Inc	13.04.1935	Philippines	P390,625,000	98.7	Distribution and servicing of Ford New Holland and Fiat agricultural machinery, Kamol agricultural equipment, general trading and leasing

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Kubota Sdn Bhd	19.08.1968	Malaysia	10,000,000	90.0	Assembly and distribution of Kubota range of agricultural machinery and other machinery and equipment
Terberg Tractors Malaysia Sdn Bhd	14.07.2005	Malaysia	1,000,001	50.0*	Marketing, distributing, selling and servicing Terberg terminal tractors
The China Engineers (BVI) Limited	18.01.1996	British Virgin Islands	USD1	100.0	Investment holding
The China Engineers, Limited	09.08.1946	Hong Kong	HK$16,000,000	100.0	Selling of Caterpillar heavy construction equipment, electricity generator sets, engines and spare parts; provision of maintenance service; equipment rental; project co-ordination and engineering for installation of mechanical and electrical equipments
The China Engineers (South China) Limited	27.11.1970	Hong Kong	HK$20,000,000	100.0	Investment holding
TMA-Joy Industries Asia Pacific Sdn Bhd	08.12.1999	Malaysia	20,729,000	55.0	Designing and manufacturing of heat exchangers, radiators, process equipment modules, filters and separators
Tractors (B) Sdn Bhd	05.12.1983	Brunei	B$500,000	70.0	Assembly, marketing and distribution of agricultural and industrial equipment
Tractors Machinery International Pte Ltd	27.01.1983	Singapore	SGD3,000,000	100.0	Sale & service of new and used earth moving construction and related heavy equipment and spare parts
Tractors Malaysia Enterprise Sdn Bhd	24.12.1980	Malaysia	33,700,002	100.0	Investment holding
Tractors Malaysia (1982) Sdn Bhd	13.06.1980	Malaysia	106,000,002	100.0	Sale of equipment, spare parts and service support for Caterpillar business, distribution of forklifts, other material handling equipment and industrial cleaners, and supply and installation of Kawasaki co-generation systems
Tractors Malaysia Holdings Berhad	21.12.1965	Malaysia	162,000,000	100.0	Investment holding and provision of management and ancillary services
Tractors Malaysia (Hong Kong) Limited	09.07.1982	Hong Kong	HK$20,000	100.0	Investment holding
Tractors Malaysia Motor Holdings Sdn Bhd	26.12.1958	Malaysia	13,500,000	100.0	Investment holding
Tractors Malaysia Power Systems Sdn Bhd	20.09.1989	Malaysia	2	100.0	Packaging of Caterpillar generator sets
Tractors Malaysia Rebuild Sdn Bhd	24.09.1997	Malaysia	1,000,000	100.0	Reconditioning of used equipment and machinery

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Tractors Malaysia Training and Development Centre Sdn Bhd	07.10.1991	Malaysia	250,000	100.0	Provision of training
Tractors Manufacturing & Assembly Sdn Bhd	13.06.1983	Malaysia	3,000,000	100.0	Manufacturing and assembly of tractor implements and tractor parts and other products
Tractors Material Handling Sdn Bhd	03.02.2006	Malaysia	2,000,000	100.0	Sale and distribution of lift trucks and spare parts, and the rental and servicing of other material handling equipment
Tractors Petroleum Services Sdn Bhd	04.12.1982	Malaysia	2,000,000	100.0	Supply, repair and maintenance of Caterpillar engines and other equipment for the oil and gas industry
Tractors Singapore Holdings Pte Ltd	29.11.2004	Singapore	SGD1	100.0	Investment holding
Tractors Singapore Limited	20.01.1966	Singapore	SGD10,000,000	100.0	Sale, rental, service & assembly of earthmoving and construction equipment and related heavy equipment and spare parts
Xiamen CEL Heavy Equipment Company Limited	18.04.2006	China	RMB5,000,000	100.0	Selling of Caterpillar heavy construction equipment, electricity generator sets, engines and spare parts; provision of maintenance service; equipment rental; project co-ordination and engineering for installation of mechanical and electrical equipment
Xiamen Sime Darby CEL Machinery Co Ltd	04.04.1997	China	USD2,650,000	100.0	Selling of Caterpillar heavy construction equipment, electricity generator sets, engines and spare parts; provision of maintenance service; equipment rental; project co-ordination and engineering for installation of mechanical and electrical equipment
Xinjiang Sime Darby Heavy Equipment Co Ltd	26.10.2006	China	USD400,000	100.0	Production, display and sales of heavy equipment; provision of after-sale services
Yaala Pembangunan Sdn Bhd	30.12.1977	Malaysia	610,000	100.0	Property holding
AUTOMOTIVE					
Associated Motor Industries Malaysia Sdn Bhd	10.03.1966	Malaysia	10,000,000	51.0	Assembly of motor vehicles
Auto Bavaria Sdn Bhd	13.06.1980	Malaysia	10,000,000	100.0	Investment holding
Auto Technology Engineering Company Limited	30.05.1978	Hong Kong	HK$100,000	100.0	Distribution for Denso Diesel injection pump and provision of after sales services
AutoFrance China Limited	17.11.1987	Hong Kong	HK$10,000,000	100.0	Distribution and dealership of Peugeot motor vehicles

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
AutoFrance Hong Kong Limited	07.11.2003	Hong Kong	HK$500,000	100.0	Distributor and dealer of Peugeot motor vehicles
Bluewater Marine Limited	02.03.2001	British Virgin Islands	USD100	100.0	Investment holding
BMW Concessionaires (HK) Limited	18.12.1964	Hong Kong	HK$360,000 (non-cumulative redeemable preference shares); HK$575,000,000 (ordinary shares)	100.0	Distributor and dealer for BMW motor vehicles, provision of after-sale maintenance services and investment holding
BMW Concessionaires (Macau) Limited	13.08.1993	Macau	MOP1,000,000	100.0	Agent for sales, service and parts for BMW motor vehicles
BMW Malaysia Sdn Bhd	21.04.2003	Malaysia	25,000,000	49.0*	Sale and distribution of motor vehicles and motorcycles
Bow Ma Motors (South China) Ltd	14.03.1989	Hong Kong	HK$500,000	100.0	Investment holding
CEC Finance Limited	12.11.1971	Hong Kong	HK$12,800,000	49.0^	Hire purchase and lease financing
Continental Car Services Limited	11.03.1968	New Zealand	NZ$3,000,000	100.0	Motor dealership
Ford Malaysia Sdn Bhd	23.03.1973	Malaysia	25,000,000	51.0	Import and distribution of Ford motor vehicles and spare parts
Goodwood Motors Limited	28.11.1947	Hong Kong	HK$1,000,000	100.0	Distributor and dealer of Rolls-Royce motor vehicles
Guangdong Deda Bow Ma Motor Service Co Ltd	20.04.1995	China	RMB10,000,000	65.0	Repair, maintenance and inspection of motor vehicles and motorcycles; purchase of motor vehicle and motorcycle spare parts and accessories; consultancy services for technical inquiries and repair of motor vehicles and motorcycles; repair skills for motor vehicle and motorcycle maintenance and repair; exhibition of new motor vehicles and new motorcycles (which vehicles shall not be directly imported and sold by the company)
Hainan Bao Yue Automobiles Trading Co Ltd	06.09.2004	China	RMB10,000,000	100.0	Sales of motor vehicles (including small car), sales of brand sedan, sales of motorcycles and parts, provision of after-sales services and consultancy services
Hainan Dejie Motors Limited	06.07.2004	China	RMB15,000,000	100.0	Provision of after-sales services for vehicles; selling spare parts of vehicles; display vehicles and motorcycles at the business premises; provide training for vehicle technicians and relevant consultation, management and other services
Harper Engineering (Macau) Limited	21.06.1971	Macau	MOP500,000	100.0	Motor vehicles sales and aftersales services

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Hino Distributors NZ Limited	07.09.1983	New Zealand	NZ$4,000,000	100.0	Sale of new heavy Hino trucks and used heavy trucks of all makes and models
Hyundai-Sime Darby Berhad	19.02.1981	Malaysia	182,707,400	100.0	Investment holding and provision of management services
Hyundai-Sime Darby Motors Sdn Bhd	03.08.1991	Malaysia	22,500,000	100.0	Sales and distribution of passenger and light commercial vehicles, provision of after sales services and selling and distribution of spare parts for its products range
Hyumal Motor Sdn Bhd	16.10.1990	Malaysia	6,000,000	51.0	Investment holding, importation and distribution of certain Hyundai vehicles and related spare parts and provision of after sales services
Hyumal Trading Sdn Bhd	24.05.1990	Malaysia	100,000	51.0	Sales of certain Hyundai and Inokom vehicles
Infinity Automotive Limited	25.10.1996	New Zealand	NZ$5,300,000	100.0	Retailing of new and used passenger cars and light commercial vehicles, spare parts and accessories and the provision of related services
Island Motors Limited	18.12.1964	Hong Kong	HK$100,000	100.0	Distributor and dealer of Suzuki motor vehicles
Inokom Corporation Sdn Bhd	19.10.1992	Malaysia	100,000,000	53.5	Manufacture and assembly of light commercial and passenger vehicles, and contract assembly of motor vehicles
Land Rover (Malaysia) Sdn Bhd	24.12.1981	Malaysia	12,000,000	60.0	Import and distribution of Land Rover motor vehicles and spare parts
Motor Truck Distributors (NZ) Limited	22.12.1980	New Zealand	NZ$3,500,000	100.0	Sale of new heavy Mack and Renault trucks and used heavy trucks of all makes and models
Neville Motors Limited	01.03.1996	New Zealand	NZ$500,000	100.0	Retailing of new and used passenger cars and light commercial vehicles, spare parts and accessories and the provision of related services
North Shore Motor Holdings Limited	29.04.1983	New Zealand	NZ$800,000	100.0	Motor vehicle dealer
Oriental-Hyundai Sdn Bhd	21.03.2001	Malaysia	10,000,000	20.4^	Distribution of motor vehicles
Parts Link Trading Company Limited	18.12.1964	Hong Kong	HK$1,000,000	100.0	Wholesaler of motor vehicles parts and accessories
Performance Motors Limited	29.08.1974	Singapore	SGD500,000	100.0	Motor dealership
Performance Motors (Thailand) Limited	08.10.2001	Thailand	Baht170,000,000	100.0	Motor dealership
Performance Premium Selection Limited	30.06.2004	Singapore	SGD1,000,000	60.0	Retailer, wholesaler and exporter of used car

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Perry's Automotive Group (North Shore) Limited	09.11.1995	New Zealand	NZ$1,060,000	100.0	Wholesaling and retailing of new and used passenger cars and light commercial vehicles, spare parts and accessories and the provision of related services
SDHK Group Company Limited	*09.12.1996*	*Bermuda*	*USD12,000*	*100.0*	*Investment holding*
Shanghai SimeWinner Automobile Trading Company Limited	16.10.2001	China	USD200,000	60.0	Motor vehicles distributor and dealer
Shanghai Xin Biao Xian Motor Commerce Company Limited	30.10.2006	China	HK$10,000,000	100.0	Sales of imported Rolls-Royce Motor Cars, which is the general distributor of Rolls-Royce Motor Cars in China under the authorisation of BMW China Automotive Trading Co Ltd
Shantou Dehong Bow Ma Motors Company Limited	21.11.2002	China	USD2,000,000	60.0	To provide maintenance repairing, upkeeping and to display vehicles and motorcycles and to provide *management and technical* consultation services
Shenzhen Bow Chuang Vehicle Trading Company Limited	18.09.2003	China	RMB10,000,000	100.0	Retail of brand automobiles manufactured by BMW Brilliance Automotive Ltd and related spare parts, provision of after-sales services and provision of management consultancy services on automobile sales
Shenzhen Sime Darby Motor Enterprises Co Ltd	21.04.1994	China	RMB50,000,000	70.0	Motor vehicles maintenance and repair; inspection and testing of motor vehicles; consultancy services
Sime Darby Auto Imports Sdn Bhd	22.05.1980	Malaysia	3,000,000	100.0	Importer of BMW and MINI vehicles
Sime Darby Auto Italia Sdn Bhd	29.06.1972	Malaysia	13,000,000	100.0	Distribution of Alfa Romeo vehicles and spare parts and provision of after sales service
Sime Darby Automobiles Malaysia Sdn Bhd	19.03.1981	Malaysia	5,000,000	100.0	Retail of motor vehicles and spare parts and provision of after sales services
Sime Darby Automobiles NZ Limited	06.06.2001	New Zealand	NZ$2,000,000	100.0	Motor distribution
Sime Darby Automobiles Pty Ltd	24.06.1963	Australia	AU$9,000,000	100.0	Import, distribution, wholesale and sale of Peugeot motor vehicles and *parts in Australia*
Sime Darby Management Services Limited	07.01.1969	Hong Kong	HK$4,500,000	100.0	Provision of intra-group management services and property holding
Sime Darby Mazda (Thailand) Limited	18.06.2001	Thailand	Baht120,000,000	100.0	Motor dealership
Sime Darby Mitsu (Thailand) Limited	16.10.2003	Thailand	Baht100,000,000	100.0	Retail sale and service of Mitsubishi motor vehicles

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Darby Motor Division Sdn Bhd	13.06.1980	Malaysia	15,400,000	100.0	Provision of management services and retail of motor vehicles
Sime Darby Motor Group (Australia) Pty Limited	01.09.2005	Australia	AU$1	100.0	Investment holding
Sime Darby Motor Group (HK) Limited	10.11.1966	Hong Kong	HK$6,242,800	100.0	Investment holding
Sime Darby Motor Group (NZ) Limited	08.12.2003	New Zealand	NZ$100	100.0	Investment holding
Sime Darby Motor Group (PRC) Limited	28.11.1956	Hong Kong	HK$2,500,000	100.0	Investment holding
Sime Darby Motor Group (Singapore) Limited	27.06.2002	Singapore	SGD2	100.0	Investment holding
Sime Darby Motor Holdings Limited	27.06.2002	Singapore	SGD2	100.0	Investment holding
Sime Darby Motors Sdn Bhd	30.08.1995	Malaysia	2	100.0	Investment holding
Sime Darby Motor Services Limited	29.08.1960	Hong Kong	HK$3,000,000 (7% non-cumulative redeemable preference shares); HK$330,000,000 (ordinary shares)	100.0	Distribution of Ford motor vehicles and provision of after sales services for motor vehicles
Sime Darby Motors (Nissan China) Holdings Limited	16.05.1996	Hong Kong	HK$2	100.0	Investment holding
Sime Darby Regent Motors Limited	08.08.2006	Thailand	Baht30,000,000	100.00	Motor dealership
Sime Darby System Integrators Sdn Bhd	22.08.1992	Malaysia	2	100.0	Investment holding
Sime Darby (Thailand) Limited	04.08.1976	Thailand	Baht759,000 (Group A ordinary shares); Baht774,200 (Group A preference shares); Baht3,066,800 (Group B preference shares)	100.0	Investment holding
Sime Winner Holdings Limited	27.04.1998	Hong Kong	HK$10,000,000	60.0	Investment holding and motor vehicles distributor and dealer
SimeWinner Nissan Autocrafts Limited	14.07.1972	Hong Kong	HK$3,000,000	60.0	Investment holding and motor vehicles distributor and dealer
South Perth Investments Pty Ltd	29.01.1970	Australia	AU$8,400,000	100.0	Vehicle rental and related mechanical services

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Truck Investments Limited	15.07.1968	New Zealand	NZ$8,500,000	100.0	Investment holding and financing of vehicles
Truck Stops (NZ) Limited	13.09.1983	New Zealand	NZ$3,000,000	100.0	Provision of spare parts and services for medium and heavy trucks and repair and servicing of trucks trailers
UD Truck Distributors (NZ) Limited	08.08.2002	New Zealand	NZ$1,000	100.0	Nissan diesel truck *distributor* and retailer
Uniparts Limited	25.02.1972	Hong Kong	HK$100,000	100.0	Sale of motor vehicle spare parts
Universal Cars (Importers) Limited	16.12.1977	Hong Kong	HK$10,000,000	100.0	Distribution and dealership of Mitsubishi motor vehicles
Universal Cars Limited	04.08.1961	Hong Kong	HK$6,500,000	100.0	Distribution and dealership of Mitsubishi motor vehicles
Vermont International Limited	07.11.1972	Hong Kong	HK$20	60.0	Investment holding
Vantage Automotive Limited	30.11.1926	Singapore	SGD5,000,000	100.0	Motor dealership
Viking Motors Limited	15.03.2004	Thailand	Baht30,000,000	100.0	Dealer for Volvo motor vehicles
Wallace Harper & Company, Limited	14.11.1975	Hong Kong	HK$1,000,000	100.0	Investment holding
Warwick Motors Limited	13.04.1993	Hong Kong	HK$9,000	100.0	Distribution and dealer for Land Rover motor vehicles
Yunnan Bow Yue Vehicle Trading Company Limited	05.09.2003	China	RMB10,000,000	100.0	Retailing of branded automobiles manufactured by BMW Brilliance Automotives Ltd and related spare parts, and the provision of after-sales services and management consulting services on automobiles sales
Yunnan Dekai Bow Ma Motors Technology & Service Co Ltd	21.10.2002	China	USD1,450,000	65.0	To provide maintenance repairing, upkeeping; to display vehicles and motorcycles at its business premises and to provide consultation and management services
ENERGY AND UTILITIES					
Chubb Malaysia Sdn Bhd	14.02.1968	Malaysia	2,052,588	49.0	Manufacture, marketing, installation and servicing of security products
Chubb Singapore Private Limited	07.11.1972	Singapore	SGD1,800,000	30.0^	Marketing of security and fire protection products and services
Chubb-Special Fire Hazards Protection Pte Ltd	31.01.1994	Singapore	SGD800,000	30.0^	Provision of fire protection and alarm systems and services
JanaUrus PDP Sdn Bhd	03.02.1994	Malaysia	100,000	100.0	Provision of operating and maintenance services for an independent power producer
Laem Chabang Power Co Limited	29.04.1997	*Thailand*	Baht670,000,000	100.0	Independent power producer

Company	Date of Incorporation	Country of Incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Marksworth Limited	27.04.1993	Hong Kong	HK$20	100.0	Investment holding
Malaysia - China Hydro Joint Venture	N/A	Malaysia	N/A	25.0*	Engineering, procurement and construction work
Malaysian Oriental Holdings Berhad	11.03.1969	Malaysia	40,000,000	70.0	Investment holding
Mecomb Malaysia Sdn Berhad	27.03.1964	Malaysia	1,000,000	70.0	Sales and services of industrial, mechanical, electrical and instrumentation products, computer products and systems and design and consultancy of air-conditioning systems
Mecomb Singapore Limited	01.09.1953	Singapore	SGD5,000,000	70.0	Manufacture and installation of industrial equipment and the import and sale of technical and scientific instruments, mechanical, electrical and electric equipment and components
Mecomb (Thailand) Limited	19.04.1967	Thailand	Baht7,000,000	100.0	Sale of industrial, mechanical, electrical and electronic products
Pesida Equipment Sdn Bhd	24.02.1992	Malaysia	100,000	100.0	Investment holding
Port Dickson Power Berhad	12.05.1993	Malaysia	150,000 (ordinary shares); 150,000 (redeemable preference shares)	75.0	Independent power producer
PT Sime Darby Offshore Engineering	15.03.2000	Indonesia	USD600,000	70.0	Importation, distribution and leasing of engineering products
Sime Darby Brunsfield Engineering Sdn Bhd	16.03.2006	Malaysia	100	60.0	Procurement, design and execution of engineering contracts
Sime Darby Energy & Utilities Sdn Bhd	16.08.1997	Malaysia	2	100.0	Investment holding
Sime Darby Engineering Sdn Bhd	27.04.1981	Malaysia	40,000,000	79.0	Engineering, fabrication and construction relating to the oil and gas industry
Sime Darby Offshore Engineering Sdn Bhd	25.03.1991	Malaysia	5,000,000	70.0	Operations and maintenance, products and systems integration, hook-up and commissioning, plant modification and minor fabrication works
Sime Darby Oil & Gas Sdn Bhd	18.02.1974	Malaysia	30,000,000	70.0	Investment holding
Sime Darby Overseas (HK) Limited	21.03.2007	Hong Kong	HK$2	100.0	Investment holding
Sime Darby Petroleum Sdn Bhd	13.04.1971	Malaysia	108,113	100.0	Oil and gas exploration
Sime Darby Systems Sdn Bhd	04.07.1959	Malaysia	1,000,000	70.0	Investment holding

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Darby Water Resources Sdn Bhd *(formerly known as MarketLink (M) Sdn Bhd)*	26.09.1969	Malaysia	1,200,000	100.0	Investment holding
Sime Engineering - SembCorp Malaysia Joint Venture	N/A	Malaysia	N/A	35.0*	Engineering, procurement and construction for the Janamanjung Project
Sime Engineering Sdn Bhd	30.12.1978	Malaysia	2,000,000 (ordinary shares); 1,050,000 (redeemable preference shares)	70.0	Provision of engineering project and management services to the petroleum industry, power plant and infrastructure works
Sime Engineering Sdn Bhd - Edwards & Sons Joint Venture	N/A	Malaysia	N/A	35.7*	Procurement and construction work
Sime Engineering Services Berhad	13.06.2002	Malaysia	245,030,502	70.0	Investment holding
Sime - Lum Chang Joint Venture	N/A	Malaysia	N/A	35.0*	Engineering, procurement and construction work
Sime O&M (Thailand) Co Ltd	15.09.1998	Thailand	Baht14,000,000	100.0	Provision of operation and maintenance services to power plants in Thailand
Sime Overseas Sdn Bhd	10.04.1981	Malaysia	1,500,000	100.0	Investment holding
Sime Surveillance Sdn Bhd	05.11.1982	Malaysia	500,000	100.0	Provision of security services
Sime-SIRIM Technologies Sdn Bhd	12.03.1994	Malaysia	5,500,001	35.0	Provision of calibration, measurement and related services
Sime Technologies Holdings Pte Ltd	29.07.2002	Labuan	USD8,385,070	70.0	Investment holding
Weifang Sime Darby Investment and Management Co Ltd	17.02.2006	China	USD500,000	51.0	Investment holding and provision of management services
Weifang Sime Darby Port Co Ltd	17.08.2005	China	USD12,600,000	99.0	Ownership and management of port facilities
Weifang Sime Darby Water Co Ltd	29.07.2005	China	USD8,000,000	100.0	Treatment and supply of treated water to industrial customers
Zibo Sime Darby Chemicals Co Ltd	16.01.2007	China	RMB3,950,000	51.0	Production and sale of polyaluminium chloride
GENERAL TRADING, SERVICES & OTHERS					
Asian Composites Manufacturing Sdn Bhd	27.11.1996	Malaysia	95,000,001	33.3^	Manufacture of composite parts of aircraft

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Celliose Par Coatings Company Limited	10.11.2003	Hong Kong	USD641,025	40.0^	Investment holding, manufacturing and trading of paints and chemical products
Celliose PAR Coatings (Wuxi) Company Limited	09.07.2004	China	USD736,000	40.0^	Manufacturing and trading of paints and chemical products
Continental Sime Tyre Sdn Bhd	16.05.2002	Malaysia	638,633,334	30.0#	Investment holding
Dunlopillo Holdings Sdn Bhd	19.10.1989	Malaysia	100,000	100.0	Investment holding
Dunlopillo (Hong Kong) Limited	26.05.2006	Hong Kong	HK$4,000,000	100.0	Distribution of mattresses and related bedding products
Dunlopillo (Malaysia) Sdn Bhd	06.01.1995	Malaysia	250,000	100.0	Manufacturing and distribution of mattresses and related bedding products
Dunlopillo (Middle East) FZE	18.02.2006	United Arab Emirates	AED2,400,000	100.0	Distribution of mattresses and related bedding products
Dunlopillo (Shenzhen) Limited	28.12.2004	China	HK$6,000,000	100.0	Manufacturing and distribution of mattresses and related bedding products
Dunlopillo (Singapore) Pte Ltd	09.05.1975	Singapore	SGD1,000,000	100.0	Distribution of tyres, mattresses and related bedding products and that of investment holding
Dunlopillo (Vietnam) Limited	17.09.1997	Vietnam	USD2,800,000	100.0	Manufacturing and distribution of mattresses and related bedding products
Hogg Robinson Westminster Hong Kong Limited *(formerly known as Business Travel International Westminster (Hong Kong) Limited)*	15.12.2003	Hong Kong	HK$15,794,118	34.3^	Provision of corporate travel management services
Jecking Tours & Travel Limited	07.07.1978	Hong Kong	HK$500,000	70.0	Travel and tour agency
KN Sime Logistics Sdn Bhd	11.03.1991	Malaysia	6,000,000	50.0^	Provision of transportation, freight forwarding and warehousing and distribution services
Marsman - Westminster Travel, Inc	01.05.1990	Philippines	P8,000,000	35.0^	Tour and travel agency
Megah Medical Specialists Group Sdn Bhd	31.01.1994	Malaysia	4,841,460	100.0	Operating a medical daycare feeder centre and provision of medical, health care and other related ancillary services.
Orchard Nominees Private Limited	04.05.1973	Singapore	SGD500	100.0	Holding investments as a nominee
PAR Resources (Holdings) Limited	15.03.1994	Hong Kong	HK$10,000,000	100.0	Investment holding and provision of management service

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
PT Sime Dunlopillo Indonesia	20.03.2006	Indonesia	USD412,500	70.0	Distribution of mattresses and related bedding products
Robt. Bradford & Co Ltd	01.01.1955	United Kingdom	£122,100	100.0	Investment holding and insurance broking
Robt. Bradford Hobbs Savill Ltd	11.09.1948	United Kingdom	£22,665	98.9	Insurance broking
SD Far East (1991) Limited	20.05.1966	Hong Kong	HK$100,000,000	100.0	Investment holding
SD Holdings Berhad	26.04.1980	Malaysia	1,000,000	100.0	Investment holding
Sime Aerogreen Technology Sdn Bhd	24.02.1997	Malaysia	18,000,000	100.0	Production and marketing of aeroponic vegetables
Sime Darby Eastern International Limited	30.05.1977	Singapore	SGD100,000	100.0	Investment holding
Sime Darby Eastern Investments Private Limited	06.04.1983	Singapore	SGD2	100.0	Investment holding
Sime Darby Eastern Limited	18.06.1976	Singapore	SGD117,000,000	100.0	Investment holding
Sime Darby Financial Services Holdings Sdn Bhd	19.01.1991	Malaysia	2	100.0	Investment holding
Sime Darby Hong Kong Limited	06.05.1970	Hong Kong	HK$233,092,500	100.0	Investment holding
Sime Darby Hongkong Finance Limited	17.11.1972	Hong Kong	HK$20,000,000	100.0	Provision of intra-group financial services and investment holding
Sime Darby Hong Kong Nominees Limited	03.07.1947	Hong Kong	HK$6,000,000	100.0	Holding investments as a nominee
Sime Darby Insurance Pte Ltd	04.08.2003	Malaysia	USD158,000	100.0	Offshore captive insurer
Sime Darby Investments Pty Limited	03.03.1970	Australia	AU$5,650,000	100.0	Investment holding
Sime Darby Lockton Insurance Brokers Sdn Bhd *(formerly known as Sime Alexander Forbes Insurance Brokers Sdn Bhd)*	09.02.1976	Malaysia	800,000	60.0	Insurance and reinsurance brokers and consultants
Sime Darby Management Services (Singapore) Pte Ltd *(formerly known as Sime Darby Information Service Pte Ltd)*	15.06.2004	Singapore	SGD100,000	100.0	Provision of audit, human resources, information technology, legal, corporate secretarial and accounting services

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime Darby Malaysia Berhad	21.12.1965	Malaysia	10,500,000	100.0	Investment holding and holding of trademarks
Sime Darby Nominees Limited	18.04.1980	United Kingdom	£2	100.0	Holding investments as a nominee
Sime Darby Nominees Sendirian Berhad	20.07.1974	Malaysia	100,000	100.0	Holding investments as a nominee
Sime Darby Pension Scheme Trustees Ltd	14.09.1984	United Kingdom	£2	100.0	Trustees to Pension Scheme
Sime Darby Rent-A-Car Sdn Bhd	16.03.1982	Malaysia	1,500,000	100.0	Vehicle rental
Sime Darby Services Private Limited	20.06.1975	Singapore	SGD2,000,000	100.0	Vehicle rental
Sime Darby Singapore Limited	20.06.1975	Singapore	SGD80,000,000	100.0	Investment holding and property management
Sime Darby Technology Centre Sdn Bhd	14.04.1992	Malaysia	25,000,000	100.0	Research and development
Sime Darby Travel Sdn Bhd	14.12.1970	Malaysia	1,000,000	100.0	Travel agency
Sime Farms Sdn Bhd	16.05.1997	Malaysia	2	100.0	Agriculture related business
Sime Healthcare Staff Agency Sdn Bhd	05.09.1994	Malaysia	25,000	100.0	Operation of employment agency
Sime Holidays Sdn Bhd	16.12.1989	Malaysia	200,000	100.0	Travel and tour agency
Sime Inax Sdn Bhd	15.06.1984	Malaysia	25,000,000	80.0	Manufacture and marketing of sanitary wares
Sime Insurance Brokers (HK) Limited	15.05.1987	Hong Kong	HK$500,000	100.0	Insurance brokers and consultants
Sime Insurance Brokers (Singapore) Pte Ltd	23.06.1976	Singapore	SGD500,000	100.0	Insurance brokers and consultants
Sime Investments (Mauritius) Limited	04.08.2004	Mauritius	SGD2 (ordinary shares); SGD100,000 (redeemable shares)	100.0	Provision of financing
Sime Kansai Paints Sdn Bhd	03.06.1991	Malaysia	20,000,000	40.0^	Manufacture, sales and marketing of automotive and industrial paints
Sime Link Sdn Bhd	05.09.1991	Malaysia	2	100.0	Investment holding
Sime Malaysia Region Berhad	24.06.1981	Malaysia	107,432,002	100.0	Investment holding
Sime Managing Agency Limited	17.11.1972	Hong Kong	HK$100,000	100.0	To act as an insurance agent

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)	Principal activities
Sime NET Technologies Sdn Bhd	04.10.1997	Malaysia	2	100.0	Provider of information technology services
Sime Rengo Packaging (M) Sdn Bhd	24.01.1978	Malaysia	50,000,000	70.0	Manufacture and sale of corrugated fibre board cartons and boxes
Sime Rengo Packaging Singapore Limited	08.03.1977	Singapore	SGD2,400,000	66.6	Manufacture and marketing of corrugated paper boxes and other paper products
Sime Singapore Investments Limited	12.11.2002	Singapore	SGD2	100.0	Investment holding
Sime Singapore Limited	20.12.1946	Singapore	SGD216,703,605	100.0	Investment holding and the provision of management and ancillary services
Sime Solution Centre Sdn Bhd	04.08.1990	Malaysia	200,000	100.0	Provision of accounting and other backroom processing services
Sime Travel Holdings Limited	15.12.1995	Hong Kong	HK$200	100.0	Investment holding
Sime Travel (Singapore) Private Limited	27.10.1973	Singapore	SGD450,000	70.0	Travel agency
SimeWest Holdings Sdn Bhd	16.10.1995	Malaysia	1,000,000	100.0	Investment holding
SJMC Training & Educational Services Sdn Bhd	07.04.1995	Malaysia	286,000	100.0	Organising educational programmes and provision of education
Subang Jaya Medical Centre Sdn Bhd	12.07.1982	Malaysia	64,255,000	100.0	Management of a hospital and provision of related healthcare facilities
Tahan Enterprise Sdn Berhad	01.02.1969	Malaysia	1,462,267	100.0	Investment holding
The China Water Company (Shenyang) Limited	03.03.1998	British Virgin Islands	USD18,235,500	33.0^	Investment holding
The China Engineers (Malaysia) Sdn Bhd	12.09.1967	Malaysia	3,950,000	100.0	General trading, distribution of building supplies and technical products and installation of long run roofing sheets
Tesco Stores (Malaysia) Sdn Bhd	24.07.2000	Malaysia	56,000,000	30.0^	Operator of retail outlets
Union Sime Darby (Thailand) Ltd	04.08.1981	Thailand	Baht4,000,000	49.0^	Insurance and reinsurance brokers and consultants
Westminster Travel Limited	14.12.1973	Hong Kong	HK$4,000,000	70.0	Travel agency
Westminster Travel Limited (Taiwan)	15.02.2000	Taiwan	NTD6,000,000	70.0	Travel agency
Wincastle Travel (HK) Limited	06.06.1986	Hong Kong	HK$4,800,000	52.5	Travel agency

Company	Date of Incorporation	Country of Incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)
INACTIVE COMPANIES - ALL DIVISIONS				
Agri-Bio Corporation Sdn Bhd	30.06.1982	Malaysia	3,000,000	100.0
Associated Tractors Sdn Bhd	25.06.1970	Malaysia	20,000,000	100.0
ATSB (B) Sdn Bhd	15.03.1984	Brunei	B$2	100.0
Avidat Sdn Bhd	25.06.1980	Malaysia	1,344,227	100.0
Bacini Cycles Pty Ltd	12.08.1960	Australia	AU$48	100.0
Balui Hydro Sdn Bhd	06.01.1995	Malaysia	2	70.0
Barat Estates Sendirian Berhad	21.05.1980	Malaysia	16,967,269	100.0
Beijing Sime Darby Consulting Services Company Limited	13.12.2002	China	USD150,000	100.0
Continental Cars Limited	26.10.1995	New Zealand	NZ$100	100.0
East West Insurance Company Limited	01.07.1964	United Kingdom	£20,000,000	79.2
Edible Products Limited	04.07.1969	Singapore	SGD3,000,000	100.0
Epic Products Berhad	12.05.1970	Malaysia	20,000	100.0
ERF Man and Western Star (NZ) Limited	09.08.1983	New Zealand	NZ$100,000	100.0
Guardfire (Malaysia) Sdn Bhd	23.09.1994	Malaysia	2	30.0^
Hainan Sime Darby Motor Service Enterprises Company Limited	29.04.1994	China	RMB36,000,000	100.0
Hyundai-Sime Darby Engine Manufacturing Sdn Bhd *(formerly known as Sime Logistics Sdn Bhd)*	23.05.1992	Malaysia	1,000,000	100.0
Malaysia-China Hydro Sdn Bhd	24.08.1995	Malaysia	2	70.0
Milan Motors, Limited	25.05.1966	Hong Kong	HK$500,000	100.0
Mortlock Distributors Pty Ltd	03.01.1958	Australia	AU$50,000	100.0
Motion Smith Machinery (Shanghai) Co. Ltd	07.01.2005	China	USD200,000	70.0
Palmerston North Motors Wholesale Limited	04.09.1969	New Zealand	NZ$100	100.0
PB Packaging Systems Singapore Pte Ltd	06.09.1983	Singapore	SGD600,002	66.6
Puchong Quarry Sdn Bhd	25.08.1990	Malaysia	1,000,000	85.4
Scandinavian Truck & Bus Sdn Bhd	12.10.1988	Malaysia	1,000,000	100.0
Sime Darby Biofuels Sdn Bhd *(formerly known as Servitel Development Sdn Bhd)*	27.07.1990	Malaysia	2	100.0
Sime Aerogreen Research Sdn Bhd	19.02.1997	Malaysia	1,800,000	100.0
Sime Coatings Sdn Bhd	02.10.1958	Malaysia	8,808,100	100.0
Sime Consulting Sdn Bhd	15.04.1995	Malaysia	2	100.0
Sime Cycle Australia Pty Ltd	28.05.1964	Australia	AU$50,000	100.0
Sime Darby Catering Services Sdn Bhd	15.02.2007	Malaysia	2	100.0
Sime Darby Corporation (Africa) Sdn Bhd	28.01.1982	Malaysia	5,000,000	100.0

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)
Sime Darby EcoSystems Sdn Bhd *(formerly known as Gem Streams Sdn Bhd)*	22.05.2007	Malaysia	2	100.0
Sime Darby Land (Johor) Sdn Bhd	19.04.1995	Malaysia	2	100.0
Sime Darby Marine Sdn Bhd	30.08.1975	Malaysia	175,000	70.0
Sime Darby Motor Service Centre Limited	31.03.1989	Hong Kong	HK$1,000,000	100.0
Sime Darby Nautical Sdn Bhd *(formerly known as Macten Engineering Sdn Bhd)*	09.05.2007	Malaysia	2	100.0
Sime Darby Power Sdn Bhd	20.12.1989	Malaysia	2	100.0
Sime Darby Services Limited	14.07.1972	Hong Kong	HK$750,000	100.0
Sime Darby Yangon Limited	20.10.1997	Myanmar	Ks250,000	100.0
Sime Energy Holdings Pte Ltd	07.03.2003	Singapore	SGD2	100.0
Sime Grove Apartments Pte Ltd	28.03.1994	Singapore	SGD10,000,000	100.0
Sime Health Limited	25.02.1991	United States of America	USD1	100.0
Sime Healthcare Sdn Bhd	16.09.1988	Malaysia	14,272,000	100.0
Sime Insurance Services Sdn Bhd	19.08.1981	Brunei	B$2	100.0
Sime Latex Products Sdn Bhd	14.10.1955	Malaysia	41,313,000	100.0
Sime LCP Power Company Limited	19.12.2005	Thailand	Baht216,627,520	100.0
Sime Power Pte Ltd	29.10.2003	Singapore	SGD2	100.0
Sime Technology (Beijing) Company Limited	12.03.2001	China	USD150,000	100.0
Sime Technology Ventures Sdn Bhd	19.05.1997	Malaysia	3	100.0
Special Brand Sdn Bhd	26.10.2005	Malaysia	2	100.0
SRIB (Far East) Pte Ltd	28.12.1973	Singapore	SGD200,000	100.0
Steelform Industries (Malaysia) Sdn Bhd	15.01.1982	Malaysia	1,500,000	100.0
Surfactants (Malaysia) Sendirian Berhad	11.03.1980	Malaysia	2	100.0
Tengah Estates Sendirian Berhad	07.05.1980	Malaysia	27,499,940	100.0
Tennamaram Biomass Sdn Bhd	16.05.1997	Malaysia	2,000,000	70.0*
Tianjin Dong Hui Technical Services Company Limited	23.02.2000	China	USD1,000,000	60.0
Tianjin Sime Winner Motors Trading Co Ltd	10.09.1998	China	USD1,000,000	60.0
TMB Niaga Sdn Bhd	04.05.1989	Malaysia	2	60.0
Tractors All Parts Sdn Bhd	27.10.1997	Malaysia	2	100.0
Tractors Auto Components Sdn Bhd	04.03.1994	Malaysia	2	100.0
Tractors Malaysia Engineering Sdn Bhd	16.02.1993	Malaysia	2	100.0
Universal Cars China Limited	15.01.1971	Hong Kong	HK$1,000,000	100.0
Universal Cars Holdings Limited	31.05.1994	Hong Kong	HK$5,000,000	45.0
Wuxi PAR Resources Coatings and Chemicals Company Limited	14.07.1995	China	RMB38,800,000	100.0

Company	Date of incorporation	Country of incorporation	Issued and paid-up share capital / registered capital RM (unless otherwise stated)	Effective equity interest held (%)
Xiamen Xiangyu Sime Darby CEL Machinery Trading Co Ltd	27.03.1996	China	USD1,300,000	100.0
Xinjiang Sime Darby Property Co Ltd	26.10.2006	China	USD1,000,000	48. 0^

Notes:

^ *Associates of Sime Darby*

* *Auto Bavaria Sdn Bhd, which is a subsidiary of Sime Darby, has a 49% equity interest in BMW Malaysia Sdn Bhd. Notwithstanding this, the investment in BMW Malaysia Sdn Bhd has been classified as an investment (and not as an associated company) in view of the fact that Auto Bavaria Sdn Bhd is entitled to receive an aggregate guaranteed dividend for the first 5 years.*

\# *Continental Sime Tyre Sdn Bhd group has been classified as an investment in the financial statements following the dilution of Sime Darby's equity interest in the company from 49% to 30% in view of an arrangement that Sime Darby is entitled to receive an aggregate guaranteed dividend.*

\+ *Jointly-controlled entity*

Currencies:

AED	:	*United Arab Emirates Dirham*
AU$	:	*Australian Dollar*
Baht	:	*Thai Baht*
B$	:	*Brunei Dollar*
HK$	:	*Hong Kong Dollar*
K	:	*Papua New Guinea Kina*
Ks	:	*Myanmar Kyat*
MOP	:	*Macau Pataca*
NTD	:	*New Taiwan Dollar*
NZ$	:	*New Zealand Dollar*
P	:	*Philippines Peso*
RMB	:	*Chinese Renminbi*
SI	:	*Solomon Islands Dollar*
XPF	:	*French Pacific Franc*
£	:	*British Pound Sterling*

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of Sime Darby Group based on its audited consolidated financial statements for the financial years ended 30 June 2002 to 2006 and the unaudited consolidated financial results for the 9-month period ended 31 March 2007.

Financial Year Ended	Audited 30 June 2002	Audited 30 June 2003	Audited 30 June 2004	Audited 30 June 2005	Audited 30 June 2006	Unaudited 31 March 2007
Revenue (RM million)	12,053.1	13,717.8	14,903.5	18,645.7	20,162.1	15,222.5
Profit before tax and exceptional items (RM million)	1,198.1	1,271.5	1,293.4	1,541.8	1,650.0	1,088.8
Exceptional items (RM million)	(50.0)	12.6	50.2	(177.0)	(7.8)	436.8
PBT after exceptional items (RM million)	1,148.1	1,284.1	1,343.6	1,364.8	1,642.2	1,525.6
Taxation (RM million)	(252.0)	(339.5)	(328.2)	(431.4)	(439.1)	(295.9)
PAT but before minority interests (RM million)	896.1	944.6	1,015.4	933.4	1,203.1	1,229.7
Minority interests (RM million)	(153.2)	(134.9)	(96.7)	(132.2)	(82.5)	(50.9)
PATAMI (RM million)	742.9	809.7	918.7	801.2	1,120.6	1,178.8
No. of ordinary shares of RM0.50 each in issue (million)	2,326.1	2,326.2	2,355.7	2,390.2	2,465.5	2,512.8
Weighted average no. of ordinary shares of RM0.50 each in issue (million)	2,326.0	2,326.2	2,334.2	2,374.6	2,431.4	2,482.3
Adjusted weighted average no. of ordinary shares of RM0.50 each in issue (million)	2,327.7	2,328.2	2,340.4	2,381.5	2,439.0	2,485.3
EPS (Basic)						
- Gross (RM)[(a)]	0.49	0.55	0.58	0.57	0.68	0.61
- Net (RM)[(b)]	0.32	0.35	0.39	0.34	0.46	0.47
EPS (Fully Diluted)						
- Gross (RM)[(c)]	0.49	0.55	0.57	0.57	0.67	0.61
- Net (RM)[(d)]	0.32	0.35	0.39	0.34	0.46	0.47
Shareholders' funds / Net assets ("**NA**") (RM million)	7,442.1	7,969.2	8,424.7	8,005.1	8,803.8	9,614.4
NA per share (RM)[(e)]	3.20	3.42	3.58	3.35	3.57	3.83
Total interest-bearing debts (RM million)	1,112.7	2,185.3	2,370.8	2,691.0	3,339.8	2,811.4
Gearing (times)[(f)]	0.15	0.27	0.28	0.34	0.38	0.29
Dividend						
- Gross (sen)	22.5	25.0	26.0	26.0	30.0	5.0
- Net (sen)	17.0	19.1	20.1	20.1	23.3	3.7

Notes:

(a) *Gross EPS is calculated by dividing PBT with the weighted average number of ordinary shares in issue.*

(b) *Net EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.*

(c) *Gross 'fully diluted EPS' is calculated by dividing PBT with the adjusted weighted average number of ordinary shares in issue.*

(d) Net 'fully diluted EPS' is calculated by dividing PATAMI with the adjusted weighted average number of ordinary shares in issue.

(e) NA per share is calculated by dividing NA with the number of ordinary shares in issue.

(f) Gearing ratio is calculated by dividing total interest-bearing debts with shareholders' funds.

(g) The financial information for financial year ended 30 June 2002 reflects the restated figures following the adoption of MASB 25 – Income Taxes by Sime Darby Group during the financial year ended 30 June 2002.

(h) With effect from 1 July 2006, Sime Darby Group adopts the applicable Financial Reporting Standards (**"FRS"**) issued by the Malaysian Accounting Standards Board. For the purposes of this Profit and Dividend Record, the information for periods prior to 1 July 2006 are not restated to comply with these new FRS.

(i) Other than the exceptional items disclosed in the financial information, there were no extraordinary items during the period/years under review.

Commentaries:

In the financial year ended 30 June 2006, certain changes have been made to the segment information, particularly the transfer of companies involved in the engineering and systems integration from general trading, services and others segment to energy and utilities division, to more closely reflect the composition of and conform to the Sime Darby Group's management reporting structure.

The commentaries for financial years ended 30 June 2002 to 30 June 2005 are based on the segmental classification in the respective financial years whilst the commentaries for financial year ended 30 June 2006 are based on the above mentioned new classification.

Financial year ended 30 June 2002

The total revenue of Sime Darby Group for the financial year ended 30 June 2002 increased by RM236.0 million to RM12,053.1 million representing 2.0% as compared to the previous financial year. The increase was mainly contributed by the property, heavy equipment and automotive divisions. The property division benefited from the good response to property launches during the year. The booming mining activities in Australia and the acquisition of Peugeot franchise in Australia and New Zealand had led to increase in sales of the heavy equipment and automotive divisions respectively.

The Sime Darby Group recorded PATAMI of RM742.9 million for the financial year ended 30 June 2002. The main contributors to the results were property, heavy equipment and automotive divisions.

There were no audit qualifications for the financial year ended 30 June 2002.

Financial year ended 30 June 2003

The total revenue of Sime Darby Group for the financial year ended 30 June 2003 increased by RM1,664.7 million to RM13,717.8 million representing 13.8% as compared to the previous financial year. This was mainly attributed by the plantations, property, heavy equipment and automotive divisions. The plantations division benefited from strong palm products prices. The landed residential properties developed by the property division continued to enjoy reasonable demand for the year under review. The heavy equipment division continued to benefit from the booming mining activities in Australia. The automotive division recorded a strong growth in China and Australia.

The PATAMI of Sime Darby Group for the financial year ended 30 June 2003 increased by RM66.8 million to RM809.7 million representing 9.0% as compared to the previous financial year. This was mainly contributed by the plantations division as a result of strong palm products prices coupled with increased fresh fruit bunches production at lower cost.

There were no audit qualifications for the financial year ended 30 June 2003.

Financial year ended 30 June 2004

The total revenue of Sime Darby Group for the financial year ended 30 June 2004 increased by RM1,185.7 million to RM14,903.5 million representing 8.6% as compared to the previous financial year. The increase was mainly contributed by the automotive and heavy equipment divisions. The heavy equipment division benefited from the sustained activities in the logging and construction sectors as well as the commencement of the Bakun Hydroelectric Project. The automotive division increased its revenue due to healthy sales growth in Malaysia, Hong Kong and Macau.

The PATAMI of Sime Darby Group for the financial year ended 30 June 2004 increased by RM109.0 million to RM918.7 million representing 13.5% as compared to the previous financial year. The increase was due mainly to the contributions by the plantations and property divisions. The increase in profit of the plantations division was due largely to higher average realised CPO and PK prices. The increase in profit of the property division was mainly due to a gain from a disposal of land. This was offset by the decrease in the segmental profit of automotive division which was attributable to unfavourable exchange rates, in particular the Euro and decrease in profit margin due to stiff market competition. The heavy equipment division also registered a slight decrease in segmental profit due to restriction on building construction financing by the Chinese Government which has affected the demand for heavy equipment in China.

There were no audit qualifications for the financial year ended 30 June 2004.

Financial year ended 30 June 2005

The total revenue of Sime Darby Group for the financial year ended 30 June 2005 increased by RM3,742.2 million to RM18,645.7 million representing 25.1% as compared to the previous financial year. The increase was mainly due to the growth in revenue of the automotive, heavy equipment, energy and utilities and property divisions. The increase in revenue of the heavy equipment division was due to strong demand for heavy machinery in the logging, oil and gas, agricultural and port sectors in Malaysia as well as the boom in the mining sector in Australia. The automotive division benefited from healthy sales in Malaysia and China and the contribution from newly acquired subsidiaries, Hyundai-Sime Darby Berhad, Hyumal Motor Sdn Bhd and Inokom Corporation Sdn Bhd. The energy and utilities division benefited from the increase in exploration and production activities by oil and gas companies. The increase in segmental revenue for the property division was mainly due to better progress of construction completion and increased sales of commercial properties.

The PATAMI of Sime Darby Group for the financial year ended 30 June 2005 decreased by RM117.5 million to RM801.2 million representing 12.8% as compared to the previous financial year. This was mainly due to provisions for the Bakun Hydroelectric Project, provision for vehicle sales receivable from China, impairment losses on property, plant and equipment and impairment losses on investments. These were partially offset by gains from the sale of investments and property.

There were no audit qualifications for the financial year ended 30 June 2005.

Financial year ended 30 June 2006

The total revenue of Sime Darby Group for the financial year ended 30 June 2006 increased by RM1,516.4 million to RM20,162.1 million representing 8.1% as compared to the previous financial year. The increase was mainly due to the growth in revenue of the heavy equipment and automotive divisions. The increase in revenue of the heavy equipment division was due to strong demand for heavy machinery in the logging, oil and gas, and agricultural sectors in Malaysia and booming mining activities in Australia. The automotive division increased its revenue due to better contributions from its sales in Singapore, China and Australia.

The PATAMI of Sime Darby Group for the financial year ended 30 June 2006 increased by RM319.4 million to RM1,120.6 million representing 39.9% as compared to the previous financial year. This was mainly contributed by the heavy equipment and automotive divisions. The energy and utilities division benefited from the surge in oil price and high consumption from emerging developing countries such as China and India while its associate company, Jaya Holdings Limited, reported significantly higher pre-tax profit compared to the previous financial year due to the demand for offshore support vessels buoyed by an increase in exploration and production activities by oil and gas companies.

There were no audit qualifications for the financial year ended 30 June 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, Sime Darby and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD.

(i) Agreement dated 18 November 2005 between Sime Overseas Sdn Bhd ("**SOSB**") and Weifang Yintong Guoji Investment Co Ltd for the acquisition by SOSB of 80% equity interest in Weifang Sime Darby Port Co Ltd ("**Weifang Port**") for a cash consideration of USD20.0 million. The acquisition was completed on 30 November 2005. Subsequently, the group acquired an additional 19% equity interest in Weifang Port for USD20 million.

(ii) Sale and Purchase Agreement dated 20 October 2006 between Sime Darby Eastern Limited, a wholly-owned subsidiary of Sime Darby, and Nautical Offshore Services ("**Nautical**") for the disposal of its entire 29.3% equity interest in Jaya Holdings Limited to Nautical for a cash consideration of SGD301.1 million. The disposal was completed on 1 November 2006.

(iii) Share Sale Agreement dated 20 December 2006 between SD Holdings Berhad ("**SDH**") and Sime Darby Nominees Sendirian Berhad ("**SDN**"), both wholly-owned subsidiaries of Sime Darby, and BMW Holding B.V. ("**BMW**") in relation to the disposal of the entire equity interest held by SDH and SDN in SimeLease (Malaysia) Sdn Bhd to BMW for a cash consideration of RM107 million net of inter-company dividends. The disposal was completed on 13 April 2007.

(iv) Sale of Business Agreement dated 24 January 2007 between Sime Darby and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of Sime Darby.

(v) Sale of Business Agreement dated 24 January 2007 between Sime Engineering and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of Sime Engineering.

(vi) Sale of Business Agreement dated 24 January 2007 between Sime UEP and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of Sime UEP.

8. MATERIAL LITIGATION

Save as disclosed below, as at the LPD, neither Sime Darby nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of Sime Darby Group, and Sime Darby's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of Sime Darby Group.

(i) On 20 December 1991, Berkeley Sdn Bhd ("**BSB**") commenced a legal suit against Consolidated Plantations Berhad ("**CPB**") for breach of a sale and purchase agreement and seeks damages amounting to RM54 million (or alternatively RM34 million) on the basis that CPB had failed to deliver a subdivided title in respect of 85 acres of land purchased by BSB.

BSB's claim for damages was dismissed with costs by the High Court of Malaya on 9 March 2002 and BSB had appealed to the Court of Appeal on 27 March 2002. The appeal was heard on 7 May 2007 and was adjourned to a date to be fixed by the Court.

The solicitors acting for CPB are of the opinion that the chances of sustaining the High Court's decision in favour of CPB at the Court of Appeal are good.

(ii) Sime Bank Berhad ("**Sime Bank**") had granted a financial facility to Teras Cemerlang Sdn Bhd ("**TCSB**"). Sime Bank sued TCSB for failing to repay the said facility. On 16 March 1999, TCSB filed a counterclaim against Sime Bank, Sime Securities ("**SS**"), Sime Darby and Shafiq Sit Abdullah ("**SSA**") alleging that Sime Darby is also vicariously liable for the transactions allegedly carried out by SSA in the dealings between SS and TCSB.

Sime Darby filed an application to strike out TCSB's counter claim against it. On 9 October 2002, TCSB filed an application to the court to stay the application to strike out and it was granted the stay. Sime Darby filed an appeal against the stay. No hearing date has yet been fixed.

Sime Darby is appealing against the Senior Assistant Registrar's decision not to strike out TCSB's counter claim. The matter has now been fixed for further mention on 14 September 2007.

The solicitors acting for Sime Darby are of the opinion that TCSB has no cause of action against Sime Darby.

(iii) On 5 May 2005, Sime Winner Holdings Limited ("**Sime Winner**"), a subsidiary of Sime Darby Hong Kong Limited, had filed legal proceedings in Hong Kong against CM2 Limited ("**CM2**"), a company incorporated in Hong Kong, for an account and return of monies owing to it up to approximately HK$107 million arising from an agency arrangement.

On 4 May 2005, Sime Winner obtained a mareva injunction against CM2 to prevent CM2 from disposing its assets and to disclose all its assets in Hong Kong up to HK$107 million. The hearing for the case is expected to commence in mid-2008.

The solicitors acting for Sime Winner are of the opinion that there is a reasonably good chance that a judgment will be granted in favour of Sime Winner.

(iv) Inokom Corporation Sdn Bhd and Quasar Carriage Sdn Bhd (collectively known as the "**Plaintiffs**") are claiming against Renault SA for breach of contract, breach of fiduciary duties and/or fraudulent misrepresentation. The Plaintiffs are also claiming against Renault SA, Tan Chong Motors Holdings Bhd ("**TCMH**") and TC Euro Cars Sdn Bhd ("**TCEC**") for conspiring to injure the Plaintiffs. These actions were filed on 24 June 2003.

The Court dismissed Renault SA's application for a stay of proceedings pending arbitration ("**Dismissal**") and they subsequently filed an appeal. The Court of Appeal has granted a stay of proceedings to Renault SA pending their appeal against the Dismissal.

TCMH and TCEC's applications to strike out the Plaintiffs' suit were dismissed. Their appeals to the Court of Appeal against the decisions are currently pending.

The solicitors acting for the Plaintiffs are of the opinion that Inokom has a reasonable chance of succeeding in the action for breach of contract. Inokom also has a reasonably strong case in respect of an action for fraudulent misrepresentation. The cause of action for breach of fiduciary duty is unlikely to succeed. The prospect of success in the cause of action for conspiracy to injure can only be ascertained upon discovery and cross-examination of the Defendants' withnesses at the trial.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save as disclosed below and the proposed disposal of businesses and undertakings, proposed capital repayment and proposed share issue of Sime Darby which have been announced on 24 January 2007, there are no other outstanding proposals which Sime Darby has announced but are pending implementation.

On 28 May 2007, Sime Darby announced that the following agreements had been entered into by the subsidiaries of Sime Darby Group on 25 May 2007:

(i) Sale and Purchase Agreement by Sime Darby Singapore Limited ("**SDSL**") and Orchard Nominees Private Limited ("**ONPL**"), both of which are Sime Darby's wholly-owned subsidiaries with Rengo Company Limited ("**RCL**") and Thai Containers Group Company Limited ("**TCGCL**") for the disposal of the entire issued and paid-up share capital of Sime Rengo Packaging Singapore Limited ("**SRPS**") comprising 2,400,000 ordinary shares of SGD1.00 each held by RCL and SDSL (through ONPL) to TCGCL.

(ii) Sale and Purchase of Business Assets Agreement by Sime Rengo Packaging (M) Sdn Bhd ("**SRPM**"), Sime Darby's subsidiary, with TCG Packaging (Malaysia) Sdn Bhd ("**TCGPM**"), a subsidiary of TCGCL, for the disposal of certain business assets of SRPM's factory in Subang Jaya.

(iii) Sale and Purchase Agreement by SDSL with SRPS and RCL for the disposal of the entire issued and paid-up share capital of PB Packaging Systems Singapore Pte Ltd comprising 600,002 ordinary shares of SGD1.00 each held by SRPS to SDSL and RCL in the proportion of 66.6% and 33.4% respectively. This transaction was completed on 25 June 2007.

10. OTHER INFORMATION

The business operations of the Sime Darby Group can be categorised into 5 core activities as well as general trading, services and others as follows:

(i) Plantations

The Sime Darby Group is one of the leading palm oil producers in Malaysia with a total oil palm plantation area of 80,163 ha in Peninsular Malaysia, Sabah and Kalimantan. The plantations activities also include the refining and processing of edible oils such as palm, soya, corn and sunflower in Malaysia, Singapore and Thailand. It also packs, distributes and markets the oils under its own brand names such as "Sunbeam", "Chief", "Morakot" and "Golden Drop". In order to maximise growth as well as meet increasing consumer demand, these refineries are involved in the refining as well as marketing of palm olein, soya oil and other soft oils, and the production of specialty fats.

In addition, the plantations division has ventured into aeroponic farming whereby vegetables are grown using a soil-less method of cultivation and marketed under the "Sime Fresh" brand name.

For the financial year ended 30 June 2006, the plantations division contributed approximately 7.3% to the total revenue generated by Sime Darby Group and approximately 15.3% to Sime Darby Group's operating profit (excluding unusual items and taxation). For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries for the plantations division is approximately 56.8% and 43.2% respectively.

The principal market for CPO and PK of the plantations division is Malaysia. The refineries in Pasir Gudang, Thailand and Singapore serve their respective domestic markets as well as export the oils and fats, especially the specialty fats. The top 3 export markets for the financial year ended 30 June 2006 were Japan, Djibouti and United Arab Emirates. The principal materials used in the operations of the estates and mills are fertilisers, chemicals and diesel whereas the main raw material for the refineries is palm oil.

As at the LPD, Sime Darby Group owns 8 mills where 2 mills each are located in Johor and Sabah and 1 mill each is located in Melaka, Perak, Selangor and Kalimantan.

The production capacity (based on 20 hours per day, 300 days per year and the respective mill's maximum capacity per hour) and utilisation rates of the mills for the past 5 financial years ended 30 June 2002 to 2006 are as follows:

	2002	**2003**	**2004**	**2005**	**2006**
	MT	MT	MT	MT	MT
Total maximum capacity per annum	2,328,000	2,328,000	2,328,000	2,328,000	2,406,000
Total mill throughput	1,569,197	1,731,728	1,771,206	1,887,081	1,850,963
%	67.4	74.4	76.1	80.6	76.9

Set out below is the performance of the plantations division for the past 5 financial years ended 30 June 2002 to 2006.

	2002	2003	2004	2005	2006
Immature (ha)	10,780	11,045	10,489	9,062	7,350
Mature area (ha)	68,565	69,219	69,661	71,129	72,813
Total planted (ha)	79,345	80,264	80,150	80,191	80,163
FFB produced – own (MT)	1,324,283	1,495,770	1,496,984	1,635,417	1,624,097
CPO (MT)	303,009	336,999	346,539	376,265	364,745
PK (MT)	85,689	94,072	94,366	100,752	99,464
Yield per mature Ha* (MT)	19.0	21.4	21.6	23.4	22.5
Extraction rates					
OER^ (%)	19.3	19.5	19.6	20.0	19.7
KER# (%)	5.5	5.4	5.3	5.4	5.4

Notes:

* *This is computed by dividing FFB production with weighted average mature hectarage for the year.*

^ *This is computed by dividing CPO produced with FFB processed.*

\# *This is computed by dividing PK produced with FFB processed.*

As at 30 June 2006, the plantations division employed approximately 60 personnel in the research and development ("**R&D**") activities of the upstream and downstream operations. The R&D expenses for the financial year ended 30 June 2006 was approximately RM5 million.

(ii) Property

The Sime Darby Group's foray into the property business started in 1985 following the acquisition of United Estates Project Berhad, which is now known as Sime UEP. Over the past 20 years, the property division has expanded its activities to include property development, property project management and hospitality, which are carried out in 6 countries in the Asia-Pacific region, namely Malaysia, Singapore, Indonesia, the Philippines, Australia and China.

For the financial year ended 30 June 2006, the property division contributed approximately 3.9% to the total revenue generated by Sime Darby Group and approximately 12.8% to Sime Darby Group's operating profit (excluding unusual items and interest). For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries of the property division is approximately 84.1% and 15.9% respectively. The details of the property of Sime Darby Group are set out in Section 12 of this Appendix.

(iii) Heavy Equipment

The Sime Darby Group is the exclusive Caterpillar dealer for the sale and rental of Caterpillar heavy equipment, parts and service support in Malaysia, Singapore, Hong Kong S.A.R, Brunei, China (7 provinces), the states of Queensland and Northern Territory of Australia, Papua New Guinea, New Caledonia, Solomon Islands, Republic of Maldives and Christmas Island (Indian Ocean). Apart from Caterpillar, the Sime Darby Group also carries various other brands of equipment such as Case New Holland, Kubota and Terberg.

For the financial year ended 30 June 2006, the heavy equipment division contributed approximately 27.6% to the total revenue generated by Sime Darby Group and approximately 34.3% to Sime Darby Group's operating profit (excluding unusual items and interest). For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries of the heavy equipment division is approximately 15.7% and 84.3% respectively.

The heavy equipment division purchases heavy equipment from their respective suppliers. For the financial year ended 30 June 2006, the purchase of Caterpillar equipment and engines from Caterpillar Inc contributed approximately 90% to the total purchases of heavy equipment division of Sime Darby Group.

(iv) Automotive

We have set out the countries in which the automotive division of the Sime Darby Group operates and the dealerships and/or distributorships for some of the well known marques that the Sime Darby Group holds or operates in the respective countries in Part C, Section 6 of the main letter of this Circular.

For the financial year ended 30 June 2006, the automotive division contributed approximately 41.1% to the total revenue generated by Sime Darby Group and approximately 22.0% to Sime Darby Group's operating profit (excluding unusual items and interest). For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries of the automotive division is approximately 23.3% and 76.7% respectively.

(v) Energy and Utilities

The energy and utilities division comprises companies in power generation and engineering services related businesses. The Sime Darby Group currently operates and maintains 2 power plants i.e the Port Dickson Power Berhad's plant situated in Port Dickson, Malaysia and the Laem Chabang Power Plant, situated in Laem Chabang Industrial Estate, Chonburi, Thailand.

Sime Engineering heads the Sime Darby Group's engineering services sub-segment, with businesses in the oil and gas, electrical and electronics, industrial, mechanical and engineering industries. Sime Engineering also leads the consortium of companies responsible for the construction of the main civil works for the Bakun Hydroelectric Project in Sarawak.

For the financial year ended 30 June 2006, the energy and utilities division contributed approximately 8.6% to the total revenue generated by Sime Darby Group and approximately 13.3% to Sime Darby Group's operating profit (excluding unusual items and interest). For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries of the energy and utilities division is approximately 75.8% and 24.2% respectively.

(vi) Others

The non-core businesses carried by Sime Darby Group are classified under the general trading, services and others.

The main business activities under this division include healthcare, travel and tourism, bedding and insurance broking.

For the financial year ended 30 June 2006, this division contributed approximately 11.5% to the total revenue generated by Sime Darby Group and approximately 2.3% to Sime Darby Group's operating profit (excluding unusual items and interest). For the financial year ended 30 June 2006, the percentage of domestic and foreign revenue for this division is approximately 27.0% and 73.0% respectively.

11. HISTORICAL SHARE PRICES

The monthly high and low market prices of Sime Darby Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular, are as follows:

	Low RM	High RM
2006		
July	5.40	5.75
August	5.55	6.05
September	5.85	6.10
October	5.90	6.20
November	6.05	6.90
December	6.50	7.70
2007		
January	7.15	8.60
February	7.50	8.55
March	7.00	8.35
April	8.10	10.10
May	9.05	10.80
June	9.50	10.20

Last transacted market price of Sime Darby Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers	RM6.15
Last transacted market price of Sime Darby Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between Sime Darby and Synergy Drive on 24 January 2007	RM7.95
Last transacted market price of Sime Darby Shares on the LPD	RM9.85

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of Sime Darby Shares has increased by 60.2%. The movement of Sime Darby Share price for the past 1 year up to the LPD is set out below.


Share price of Sime Darby for the past 1 year up to the LPD
RM
11.00
10.00
9.00
8.00
7.00
6.00
5.00
4.00
Offer made to Sime Darby
60.2%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

12. INFORMATION ON PROPERTIES OWNED BY SIME DARBY GROUP

The details of the properties of Sime Darby Group as at 30 June 2006, based on the Annual Report of Sime Darby for the financial year ended 30 June 2006, are as follows:

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Alor Gajah Industrial Estate, Northern District, Melaka	Leasehold	29,300 sq metres	26	Industrial Land and Building	2073	1,168
Atherton Estate (Salak), Siliau, Negeri Sembilan	Freehold	2,278 Ha	n/a	Rubber and Oil Palm Estate	-	28,665
Badenoch Estate, Kuala Ketil, Kedah	Freehold	1,525 Ha	n/a	Rubber and Oil Palm Estate	-	12,591
Bakar Arang Industrial Estates, Kedah	Leasehold	19,693 sq metres	29	Industrial Land and Factory Building	2075	1,678
Batu Ferringhi, Pulau Pinang	Freehold	190 sq metres	18	Residential Apartment	-	130
Bukit Cloh Estate, Jeram, Selangor	Freehold	2,035 Ha	n/a	Oil Palm Estate	-	39,798
Bukit Kiara, Kuala Lumpur	Leasehold	29 Ha	n/a	Land Held for Development	2051	340,849
Bukit Kiara, Kuala Lumpur	Leasehold	227 Ha	14	Golf and Country Club	2051	132,516
Bukit Paloh Estate, Paloh, Johor	Freehold	1,468 Ha	n/a	Oil Palm Estate	-	13,115
Bukit Paloh Scheme, Paloh, Johor	Freehold	556 Ha	n/a	Oil Palm Estate	-	10,600
Bukit Rajah Estate, Klang, Selangor	Freehold	2,089 Ha	n/a	Land held for Township Development	-	188,312
Bukit Rajah Industrial Estate, Klang, Selangor	Leasehold	16,389 sq metres	n/a	Industrial Land	2088	1,570
CEP Niyor Estate, Kluang, Johor	Freehold/ Leasehold	1,554 Ha	n/a	Oil Palm Estate	2011	11,570
CEP Rengam Estate, Rengam, Johor	Freehold	3,089 Ha	n/a	Oil Palm Estate	-	26,711
Chan Wing Estate, Kluang, Johor	Freehold	2,603 Ha	n/a	Rubber and Oil Palm Estate	-	46,478
Craigielea Estate, Bukit Pasir, Johor	Freehold	2,337 Ha	n/a	Oil Palm Estate	-	18,089
Devon Estate (Kempas), Merlimau, Melaka	Freehold	1,750 Ha	n/a	Oil Palm Estate	-	41,208
Ellar Estate, Kluang, Johor	Freehold	937 Ha	n/a	Rubber and Oil Palm Estate	-	8,250
Fraser's Hill, Pahang	Leasehold	7,100 sq metres	20	Holiday Bungalow	2043	404
Gedong Estate, Bagan Serai, Perak	Freehold	1,344 Ha	n/a	Oil Palm Estate	-	11,486
Gunung Mas Estate, Bekok, Johor	Freehold	870 Ha	n/a	Oil Palm Estate	-	16,860
Hadapan Estate, Layang-Layang, Johor	Freehold	1,133 Ha	24	Oil Palm Estate and Buildings	-	16,817
Jalan 205, Petaling Jaya, Selangor	Leasehold	16,770 sq metres	26	Office, Workshop and Warehouse Complex	2055	2,319
Jalan 225, Petaling Jaya, Selangor	Leasehold	4,147 sq metres	24	Industrial Land and Building	2074	2,057

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Jalan Acob Estate, Kapar, Selangor	Freehold	1,402 Ha	n/a	Land held for Township Development	-	40,429
Jalan Apas, Tawau, Sabah	Leasehold	14,746 sq metres	26	Office, Workshop and Warehouse Complex	2925	679
Jalan Bersatu, Petaling Jaya, Selangor	Leasehold	10,062 sq metres	14	Office and Factory	2059	18,385
Jalan Gangsa, Pasir Gudang, Johor	Leasehold	42,700 sq metres	26	Office, Workshop, Warehouse Complex and Vacant Land	2038	1,184
Jalan Haji Salleh, Jalan Meru, Klang, Selangor	Freehold	2 Ha	11	Industrial Land and Building	-	6,667
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	8,830 sq metres	44	Factory Land and Building	2059	2,490
Jalan Kemajuan, Petaling Jaya, Selangor	Leasehold	7,251 sq metres	42	Factory Land and Building	2059	3,207
Jalan Kenyalang, Kuala Kubu Bahru	Freehold	4,101 sq metres	n/a	Vacant homestead land	-	133
Jalan Kewajipan, Subang Jaya, Selangor	Leasehold	5,490 sq metres	14	Factory Building and Factory Office	2022	2,085
Jalan Labuk, Sandakan, Sabah	Leasehold	35,900 sq metres	26	Residential Land, Building and Commercial Office	2888	1,638
Jalan Lahat, Bukit Merah, Ipoh, Perak	Leasehold	17,376 sq metres	26	Office, Workshop and Warehouse Complex	2036	1,131
Jalan Lahat, Ipoh, Perak	Freehold	7,183 sq metres	n/a	Showroom	-	40
Jalan Mutiara, Taman Mutiara, Pontian, Johor	Freehold	143 sq metres	12	Single Storey Terrace House	-	83
Jalan Paku, Shah Alam, Selangor	Leasehold	1,774 sq metres	32	Industrial Land and Building	2068	232
Jalan Piasau, Miri, Sarawak	Leasehold	20,275 sq metres	26	Office, Workshop and Warehouse Complex	2028	1,098
Jalan Rasah, Seremban, Negeri Sembilan	Freehold	3.19 Ha	32	Vacant Land	-	2,822
Jalan Sesiku 15/2, Shah Alam, Selangor	Leasehold	66,331 sq metres	25	Industrial Land with Factory Building	2065	13,688
79, Jalan SS 23/15, Taman Sea (Lot 3467), Selangor	Freehold	440 sq metres	9	Shophouses	-	7,818
Jalan Tampoi, Johor Bahru, Johor	Leasehold	39,893 sq metres	40	Factory Building	2025	457
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	1.04 Ha	13	Industrial Land with Building	2066	19,733
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	14 Ha	43	Land and Building	2065	68,647
Jalan Tuan Haji Said, Seremban, Negeri Sembilan	Freehold	7,103 sq metres	n/a	Land	-	208
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	186 sq metres	n/a	Land and Building	-	1,372
Jalan Tuanku Abdul Rahman, Kuala Lumpur	Freehold	240 sq metres	n/a	Land and Building	-	627
Jalan Tun Ismail, Bukit Tunku, Kuala Lumpur	Freehold	19,223 sq metres	n/a	Land and Building	-	35,113
Jasin/Pegoh Estate, Jasin, Melaka	Freehold	1,323 Ha	n/a	Rubber and Oil Palm Estate	-	7,488
Kali Malaya Estate, Paloh, Johor	Freehold	1,061 Ha	n/a	Oil Palm Estate	-	8,862
Kempas, Klebang Estate, Paloh, Johor	Freehold	2,473 Ha	n/a	Rubber and Oil Palm Estate	-	45,235

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Kidurong Light Industrial Estate, Bintulu, Sarawak	Leasehold	10,704 sq metres	22	Workshop	2042	3,297
Kirby Estate, Labu, Negeri Sembilan	Freehold	1,572 Ha	n/a	Oil Palm Estate	-	6,630
Kompleks Kejuruteraan, Puchong, Selangor	Freehold	136,461 sq metres	8	Office, workshop & warehouse	-	85,689
Kulai Estate, Paloh, Johor	Freehold	2,051 Ha	n/a	Oil Palm Estate	-	31,516
9th Mile, Labuk Road, Sandakan Sabah	Leasehold	29 Ha	n/a	Vacant Land	2892	212
Layang Estate, Johor	Freehold	1,962 Ha	n/a	Oil Palm Estate	-	18,179
Lorong Then Kung Suk 4, Sibu, Sarawak	Leasehold	7,249 sq metres	17	Office, workshop & warehouse complex	2046	3,586
Lot 24, Jalan U1/49, Seksyen U1, 40150 Shah Alam, Selangor	Freehold	2,081 sq metres	7	Land and Building	-	3,159
Lot 33, Jalan U1/46, Seksyen U1, 40150 Shah Alam, Selangor	Freehold	4,990 sq metres	3	Land and Building	-	12,862
Lot 65 & 66, Kawasan Perusahaan Senawang, Seremban, Negeri Sembilan	Leasehold	3.7 Ha	18	Factory, Warehouse and Office Complex	2073	1,825
Lot 73 & 74, Kawasan Perindustrian Senawang, Seremban, Negeri Sembilan	Leasehold	2,634 sq metres	23	Land and Building	2074	3,033
Lot 159 & 160, Jalan Parameswara, Melaka	Leasehold	8,000 sq metres	8	Commercial Land and Building	2080	73,767
Lot 305, Taman Pasir Putih, Mukim Plentong, Daerah Johor Bahru	Freehold	10.3 Ha	n/a	Land held for Township Development	-	70,689
Lot 552, Batang Berjuntai, Selangor	Freehold	45,334 Ha	n/a	Industrial Land and Building	-	11,153
Lot 552, Batang Berjuntai, Selangor	Leasehold	45 sq metres	20	Land and Factory Building	2016	5,740
Lot 2026, Jalan Kewajipan, Subang Jaya, Selangor	Freehold	43,628 sq metres	14	Industrial Land and Factory Building	-	3,585
Lot 4243, Subang Jaya, Selangor	Freehold	1,600 sq metres	n/a	Hotel Site	-	347
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	65,312 sq metres	n/a	Land	-	8,987
Lot 6508, 6509 & 6510 Kapar, Klang, Selangor	Freehold	45,155 sq metres	n/a	Industrial Land	-	6,213
Lot 8129, Wisma Subang Jaya, Subang Jaya, Selangor	Freehold	2,100 sq metres	9	Land and Building	-	17,455
Lot 41343, 41344 & 41345, Senai Land, Johor Bahru, Johor	Freehold	14,750 sq metres	n/a	Vacant Land	-	2,470
Lot PT 115 & 116, Mukim Cheras	Leasehold	2 Ha	23	Land and Building	2036	2,364
Lot PT 11101, Jalan Kewajipan, PSD Industrial Park, Subang Jaya	Freehold	101,099 sq metres	12	Industrial Land and Office Building	-	4,244

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Lot PT 11101, Jalan Kewajipan, USJ 7, Selangor	Freehold	2,296 sq metres	8	Office Building	-	14,582
Lot PT 11101, Jalan Kewajipan, PSD Industrial Park, Subang Jaya	Freehold	4,897 sq metres	14	Factory Building	-	1,245
Lot PT20126, Township & District of Johor Bahru, Johor	Freehold	49,240 sq metres	n/a	Industrial Land	-	13,243
Mengaris Estate, Sandakan, Sabah	Leasehold	1,616 Ha	n/a	Oil Palm Estate	2887	30,168
Merlimau Estate, Merlimau, Melaka	Freehold	1,886 Ha	n/a	Oil Palm Estate	-	15,396
Midlands Estate (Seri Pulai), Kulai, Johor	Freehold	2,101 Ha	n/a	Oil Palm Estate	-	37,577
New Labu Estate, Nilai, Negeri Sembilan	Freehold	635 Ha	n/a	Rubber & Oil Palm Estate	-	4,557
Nova Scotia Estate (Seri Intan), Teluk Intan, Perak	Freehold	3,104 Ha	n/a	Oil Palm Estate	-	34,783
Parkland, Subang Jaya, Selangor	Freehold	29 Ha	n/a	Parkland	2087	3,738
Pasir Gudang Industrial Estate, Johor	Leasehold	14 Ha	16	Industrial Land & Building	2045	22,231
Pasir Gudang Industrial Estate, Johor	Leasehold	2 Ha	n/a	Land & Building	2053	2,300
Pasir Gudang Industrial Estate, Johor	Leasehold	2 Ha	n/a	Land & Workshop	2053	863
Pasir Gudang Industrial Estate, Johor	Leasehold	4.05 Ha	n/a	Land & Building	2035	11,453
Pasir Gudang Industrial Estate, Johor	Leasehold	11 Ha	n/a	Land & Building	2023	22,570
Pasir Gudang Industrial Estate, Johor	Leasehold	2.23 Ha	n/a	Land	2043	1,081
Pasir Gudang Industrial Estate, Johor	Leasehold	5,500 sq metres	n/a	Land & Building	2022	1,617
Pasir Gudang Industrial Estate, Johor	Leasehold	11 Ha	3	Land & Building	2023	35,410
Patani Para Estate, Kedah	Freehold	784 Ha	n/a	Rubber & Oil Palm Estate	-	7,175
Pilmoor Estate, Batu Tiga, Selangor	Freehold	405 Ha	n/a	Land held for Township Development	-	80,162
Port Dickson Power Berhad, Jalan Seremban, Negeri Sembilan	Freehold	22 Ha	11	Industrial Building & Land	-	16,021
PT 5, Subang Jaya, Selangor	Freehold	4,700 sq metres	n/a	Vacant Land	-	1,523
PT 6, Subang Jaya, Selangor	Freehold	6,900 sq metres	n/a	Land held for Township Development	-	2,221
PT 439 & 440 Mukim Padang Meha, Kulim, Kedah	Freehold	809,370 sq metres	10	Industrial Land and Building	-	55,929
Raja Musa Estate, Selangor	Freehold	1,207 Ha	n/a	Oil Palm Estate	-	23,558
Rawang Integrated Industrial Park, Rawang, Selangor	Freehold	9,290 sq metres	12	Factory/Industrial Land	-	2,556
Rubana Estate, Teluk Intan, Perak	Freehold	1,906 Ha	n/a	Oil Palm Estate	-	19,714

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Sabrang Estate, Teluk Intan, Perak	Freehold	2,080 Ha	n/a	Oil Palm Estate	-	22,157
Section 16, Shah Alam, Selangor	Leasehold	3,995 sq metres	33	Office & Factory	2068	2,474
SEDCO Industrial Estate, Kota Kinabalu, Sabah	Leasehold	15,721 sq metres	2	Motor Vehicle Showroom & Service Centre	2034	4,717
Seduan Land District, Sibu, Sarawak	Leasehold	7,249 sq metres	17	Industrial Land & Building	2046	700
Segaliud Estate, Sandakan, Sabah	Leasehold	2,401 Ha	n/a	Oil Palm Estate	2886	36,745
Selangor River Estate, Bukit Rotan, Selangor	Freehold	1,735 Ha	n/a	Oil Palm Estate	-	33,885
Selatan Bahru Estate, Merlimau, Melaka	Freehold	1,062 Ha	n/a	Rubber & Oil Palm Estate	-	14,805
Semambu Industrial Estate, Kuantan, Pahang	Leasehold	26,305 sq metres	26	Office, Workshop & Warehouse Complex	2041	625
Sime UEP Centre, Subang Jaya, Selangor	Freehold	8,900 sq metres	n/a	Land	-	2,908
SJMC, Subang Jaya, Selangor	Freehold	25,119 sq metres	21	SJMC South Tower	-	34,888
SJMC, Subang Jaya, Selangor	Freehold	49,880 sq metres	13	Outpatient Centre & SJMC North Tower	-	48,414
Subang Jaya and Seafield Estate	Freehold	67 Ha	n/a	Land held for Township Development	-	244,503
Sungei Buloh Estate, Bukit Rotan, Selangor	Freehold	2,587 Ha	n/a	Oil Palm Estate	-	18,455
Sungei Sekah, Hamilton & New Labu Estate, Negeri Sembilan	Freehold	700 Ha	n/a	Land held for Township Development	-	55,683
Sungei Way Development Berhad, Lot 14198, Subang Jaya, Selangor	Freehold	3 Ha	n/a	Land held for Township Development	-	16,094
Sungei Way Development Berhad, Lot 9609, Subang Jaya, Selangor	Freehold	1 Ha	n/a	Land held for Township Development	-	1,580
Sungei Way Development Berhad, PT 12587 & 12590, Subang Jaya, Selangor	Freehold	5 Ha	n/a	Land held for Township Development	-	23,820
Tali Ayer Estate, Bagan Serai, Perak	Freehold	2,260 Ha	n/a	Oil Palm Estate	-	23,155
Tali Ayer Estate, Bagan Serai, Perak	Freehold	186 Ha	n/a	Land held for Township Development	-	7,151
Taman Perindustrian UEP, Subang Jaya, Selangor	Freehold	40.49 Ha	n/a	Land held for Township Development	-	7,009
Tennamaram Estate, Batang Berjuntai, Selangor	Freehold	1,704 Ha	n/a	Oil Palm Estate	-	19,156
Tuaran Road, Likas, Kota Kinabalu, Sabah	Leasehold	11,007 Ha	26	Office, Workshop & Warehouse Complex	2026	792
Tun Tan Siew Sin/Sentosa Estate, Sandakan, Sabah	Leasehold	6,689 Ha	n/a	Oil Palm Estate	2888	84,358
Tunku/Tigowis Estate, Sandakan, Sabah	Leasehold	5,227 Ha	n/a	Oil Palm Estate	2887	65,001
UEP Construction Sdn Bhd PT Lot 2533, Subang Jaya, Selangor	Freehold	7,170 sq metres	8	Carpark Building	-	4,832

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
UEP Construction Sdn Bhd PT Lot 2631, Subang Jaya, Selangor	Freehold	3,600 sq metres	8	Carpark Building	-	3,409
Wisma Consplant 1, Subang Jaya, Selangor	Freehold	677 sq metres	13	Twin Tower Office & Office & Commercial Complex	-	44,940
Wisma Consplant 2, Subang Jaya, Selangor	Freehold	677 sq metres	20	Twin Tower Office & Office & Commercial Complex	-	48,689
SINGAPORE						
303 Alexandra Road	Leasehold	7,760 sq metres	n/a	Motor Workshop & Showroom	2047	31,769
303 Alexandra Road	Leasehold	6,931 sq metres	n/a	Motor Workshop, Showroom, Office & Storage	2057	93,666
315 Alexandra Road	Leasehold	7,720 sq metres	13	5 Storey Factory Building	2056	59,757
Benoi Sector, Singapore	Leasehold	67,347 sq metre	22	Workshop, Warehouse, Storage & Utility	2032	471
6, Chin Bee Avenue	Leasehold	11,729 sq metres	31	Single Storey Warehouse With Offices	2043	8,316
Chin Bee Cresent	Leasehold	4,900 sq metres	27	Single Storey Factory	2039	3,617
Chin Bee Drive	Leasehold	6,873 sq metres	26	Factory & Office Building	2034	3,245
3rd Chin Bee Road	Leasehold	4,950 sq metres	25	Factory & Office Building	2040	2,851
4th Chin Bee Road	Leasehold	15,355 sq metres	25	Factory & Office Building	2034	7,133
Jalan Boon Lay	Leasehold	30,865 sq metres	37	Industrial Land & Building	2029	1,539
Jurong Pier Road	Leasehold	16,456 sq metres	41	Workshop & Office Building	2026	5,373
Kampong Arang Road	Leasehold	8,357 sq metres	40	Motor Workshop, Showroom & Office Building	2034	5,643
Lot 676, Orange Grove Road	Leasehold	3,373 sq metres	13	Service Apartment Building	2092	68,854
6C, Orange Grove Road	Leasehold	2,550 sq metres	n/a	Residential apartment for sale	-	70,616
Sime Darby Centre, Dunearn Road	Leasehold	13,089 sq metres	23	Commercial, Warehouse & Industrial Building	2008	140,169
Ubi Road 4	Leasehold	4,993 sq metres	16	Motor Workshop, Showroom & Office	2020	14,344
AUSTRALIA						
Alstonia Drive, Waipa, Queensland	Freehold	1,225 sq metres	10	Residential Building	-	648
Archer Drive, Moranbah, Queensland	Freehold	805 sq metres	24	Residential Building	-	266
Brown Street, Alice Springs, Northern Territory	Freehold	5 Ha	40	Industrial Building	-	760
Buckland Street, Biloela, Queensland	Freehold	698 sq metres	33	Residential Building	-	139
Carrington Road, Torrington, Queensland	Freehold	4 Ha	35	Industrial Building	-	2,981
Cnr Bussel Hway and Tunbridge, St Margaret River, Western Australia	Freehold	1 Ha	21	Motel Complex	-	4,417
Cnr Connors Road and Commercial Avenue, Paget, Mackay, Queensland	Freehold	3 Ha	21	Industrial Building	-	7,788

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Cnr Kenny Street and Fearnley Street, Portsmith, Cairns, Queensland	Freehold	1 Ha	27	Industrial Building & Workshop	-	3,128
Cnr Woolcock Street and Blakey Street, Garbutt, Townsville, Queensland	Freehold	2 Ha	33	Industrial Building	-	1,603
37-41, Commercial Avenue, Mackay, Queensland	Freehold	4,506 sq metres	12	Industrial Land	-	7,190
Gladstone Facility	Leasehold		1	Industrial Buildings	2008	100
Gregory Highway, Emerald, Queensland	Freehold	13 Ha	17	Industrial Building	-	1,151
Hay Street, Subiaco, Western Australia	Leasehold		15	Land & Building, Service Apartment	2021	1,792
Hay Street, Subiaco, Western Australia	Freehold	84 sq metres	15	Land & Building, Service Apartment	-	541
Hill Road, Homebush Bay	Freehold	1,085 sq metres	8	Office Building & Warehouse	2007	97
Kerry Road, Archerfield, Queensland	Freehold	13 Ha	61	Industrial Building	-	25,231
Kolongo Crescent, Kalkadoon, Mt Isa, Queensland	Freehold	3 Ha	29	Miner's Homestead	-	2,841
Port Curtis Road, Rockhampton, Queensland	Freehold	35 Ha	33	Office Building	-	9,956
Vasse Highway, Pemberton, Western Australia	Freehold	116.2 Ha	21	Resort Complex	-	10,819
Wishart Road, Berrimah, Darwin, Northern Territory	Freehold	1 Ha	3	Industrial Building	-	8,267
CHINA						
Castle Peak Road, Tsuen Wan, New Territories, Hong Kong	Leasehold	14,586 sq metres	33	6 Storey Motor Service Centre with Vehicular Lifts	2047	16,083
District no. 18, Shunde Beijiao, Economic Industrial Area	Leasehold	2,723 sq metres	10	Single Storey Heavy Equipment Service Centre	2045	3,920
8 Fuk Wang Street, Yuen Long Industrial Estate, Yuen Long, New Territories Hong Kong	Leasehold	13,039 sq metres	11	Industrial Building & Service Centre for Heavy Equipment	2047	23,413
Hai Yu Zhong Xian Road, Xinying District, Haikou, Hainan	Leasehold	4,251 sq metres	11	Single Storey Motor Service Centre	2070	963
Hanting, Shandung Province	Leasehold		n/a	Water Reservoir & Water Treatment plant	2056	1,425
Kailey Industrial Centre, Fung Yip Street, Chai Wan, Hong Kong	Leasehold	9,456 sq metres	15	Industrial Building for Motor Service Centre	2047	24,168
Ma Que Ling Industrial Zone, Shennan Road, Nan Shan District Shenzhen	Leasehold	23,379 sq metres	11	8-Storey Industrial Building for Motor Service Centre	2022	19,332

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Matauwei Road, Tokwawan, Kowloon, Hong Kong	Leasehold	14,852 sq metres	43	11 Storey Motor Service Centre with Showroom & Petrol Filling Station	2035	23,560
Naihai Roa, Haikou Province	Leasehold	10,631 sq metres	n/a	Workshop & Showroom	2059	9,949
North Side, Chongkou Cun, Guongzhou	Leasehold	3,647 sq metres	8	Motor Service Centre & Showroom	2032	3,871
Oriental Centre, Chatham Road, Kowloon, Hong Kong	Leasehold	702 sq metres	33	Commercial Building for Office Usage	2038	7,580
Rua Dos Pescadores, Macau	Leasehold	4,807 sq metres	40	5 Storey Motor Service Centre with Vehicular Lifts	2015	1,163
South Side, West Railway Station, Shenzhen City, Shenzhen	Leasehold	6,850 sq metres	2	Workshop	2015	572
74, Tianshan Road, Shantou City, Guangdong	Leasehold	3,176 sq metres	2	*Motor Vehicle Service* Centre	2022	4,722
3/F & 4/F, Topsail Plaza II, On Sum Street Shatiu New Territories, Hong Kong	Leasehold	6,866 sq metres	11	Industrial Building for Motor Service Centre	2047	61,311
Yangzi Town, Hanting District	Leasehold	14,528 sq metres	n/a	Warehouse, Hostel, Office and Factory	2051	10,490
Yangzi Town, Hanting District	Leasehold	276,111 sq metres	5	Port	2051	47,750
26-28, (Yanjadi) Southern Section of Xiyuan Road Kunming	Leasehold	5,258 sq metres	3	Workshop	2023	2,632
Yuen Long, New Territories, Hong Kong	Leasehold	38,809 sq metres	13	Agricultural Lots	2047	7,761
THAILAND						
Charan Sanit Wong	Leasehold	1,604 sq metres	2	Land & Building	2013	1,254
Charan Sanit Wong	Leasehold	163 sq metres	15	Rent Land	2019	3,983
Charoen Nakhon	Leasehold	5,649 sq metres	2	Land & Building	2024	7,414
Laem Chabang Power Co, Ltd, Sukhumvit Road, Chonburi	Leasehold	50,601 sq metres	6	Land & Building	2027	16,743
Lardkrabang 1 & 2, Bangkok	Leasehold	4,168 sq metres	n/a	Land	2019	1,145
Minburi, Bangkok	Leasehold	4,108 sq metres	n/a	Land	2019	1,029
Pak Nam, Samutprakarn	Freehold	3,200 sq metres	n/a	Land	-	3,318
Phetkasem Road, Bangkok	Leasehold	4,412 sq metres	n/a	Land	2023	3,081
Phuket	Leasehold	1,602 sq metres	5	Showroom, Workshop & Office	2010	31
Poochaosamingprai Road, Phrapradaeng, Samutprakarn	Freehold	13,112 sq metres	20	Land & Building	-	31,818
Ramintra, Bkkt	Leasehold	800 sq metres	5	Showroom, Workshop & Office	2017	2,275
Samutprakarn Province	Leasehold	39,140 sq metres	2	Land & Building	-	11,010
Sapansoong 1, Bangkok	Leasehold	6,632 sq metres	n/a	Land	2020	274

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
Sapansoong 2, Bangkok	Leasehold	8,056 sq metres	n/a	Land	2020	1,153
Soi Skhumvit 26, Bangkok	Freehold	488 sq metres	21	Land & Building	-	1,672
Srinakarim Road, Bangkok	Leasehold	8,897 sq metres	10	Land & Building	2025	1,601
211 Sukhumvit Rd, Bangkok	Leasehold	2,500 sq metres	n/a	Workshop	2018	286
420 Sukhumvit 71 Rd, Bangkok	Leasehold	770 sq metres	n/a	Workshop	2007	9
Suksawat	Leasehold	732 sq metres	3	Land & Building	2009	55
T.Bangtorud A.Muang, Samutsakorn	Freehold	65,583 sq metres	n/a	Land	-	2,880
PAPUA NEW GUINEA						
Allotment 46, Karimata Street, Lae	Leasehold	1,040 sq metres	38	Duplex Property	2068	52
Allotment 77, Hibiscus Avenue, Lae	Leasehold	1,391 sq metres	43	Residential Building	2057	47
Cnr Milford Haven Road and Malaita Street, Lae	Leasehold	2 Ha	55	Sales, Service & Parts Facility	2050	7
Spring Gardens Road, Hohola, Port Moresby	Leasehold	3 Ha	35	Office Building	2070	1,726
SOLOMON ISLAND						
Allotment 21, Panatina Village, Honiara	Leasehold	2,828 sq metres	23	Residential Building	2050	27
Allotment 22, Panatina Village, Honiara	Leasehold	1,812 sq metres	23	Residential Building	2050	27
Allotment 23, Panatina Village, Honiara	Leasehold	1,320 sq metres	23	Residential Building	2050	29
Honiara Facility, Guadalcanal Island	Leasehold	2 Ha	23	Industrial Property	2031	147
NEW ZEALAND						
21 Great South Road, New Market, Auckland	Leasehold	1,485 sq metres	9	Showroom & Workshop	2014	1,735
30 Great South Road, New Market, Auckland	Leasehold	1,012 sq metres	n/a	Land	2013	178
38 Great South Road, New Market, Auckland	Freehold	1,518 sq metres	7	Showroom & Workshop	-	7,071
40-46 Great South Road, New Market, Auckland	Leasehold	2,880 sq metres	5	Showroom & Administration Block	2022	8,190
82 Great South Road, New Market, Auckland	Leasehold	1,763 sq metres	6	Showroom	2028	330
229-233, Great South Road, New Market, Auckland	Leasehold	2,740 sq metres	n/a	Showroom & Workshop	2025	5,678
233-237, Great South Road, New Market, Auckland	Leasehold	4,205 sq metres	25	Showroom	2015	3,375
327, Lake Road, New Market, Auckland	Leasehold	2,045 sq metres	n/a	Showroom & Workshop	2012	839
445, Lake Road, Takapuna	Leasehold	6,770 sq metres	51	Showroom & Workshop	2020	1,927
Malden Street, Palmerston North	Freehold	3.1 Ha	n/a	Land & Building	-	17,374
3 Mauranui Ave, New Market, Auckland	Leasehold	1,478 sq metres	9	Office & Warehouse	2026	2,372

Location	Tenure	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
7 Mauranui Ave, Epsom, Auckland	Leasehold	1,277 sq metres	20	Workshop & Parts Department	2026	745
9-11 Mauranui Ave, Epsom, Auckland	Leasehold	602 sq metres	19	Workshop & Parts	2008	2,848
7-9, Silverfield, Glenfiled	Freehold	1,724 sq metres	41	Vehicle Trade Parts and Service Centre	-	1,850
32 Vestey Drive, Mt Wellington	Leasehold	3,767 sq metres	n/a	Office & Warehouse	2014	2,252
187, Wairau Road	Leasehold	1,143 sq metres	31	Used Vehicle Sales Showroom	2014	118
OTHERS						
Binh Duong, Vietnam	Leasehold	7,500 sq metres	2	Building	2054	2,589
Bognor Regis, UK	Freehold	48,562 sq meters	13	Investment Land and Building	-	19,271
Bognor Regis, UK	Freehold	218,530 sq metres	n/a	Investment Land	-	34,811
5 Duy Tan Street, Vung Tau, Vietnam	Leasehold	6,123 sq metres	11	Service Apartment	2030	12,175
Jalan Raya Jakarta-Bogor Km 26, Jakarta, Indonesia	Leasehold	60,000 sq metres	35	Factory & Office	2022	3,398
Kecamatan Parindu Sanggau, Kalimantan, Indonesia	Leasehold	10,715 Ha	n/a	Planted Land	2030	40,100
Kouaoua, New Caledonia	Freehold	2 Ha	13	Residential Building	-	8
Lot 69, Beribi Industrial Estate, Bandar Seri Begawan, Brunei	Leasehold	1,638 Ha	7	Office, Service Centre & Warehouse	2009	636
Makati, Metro Manila	Leasehold	10,000 sq metres	47	Office Complex & Warehouse	2026	-
50 Wynnstay Gardens, Kensington, England	Leasehold	171 sq metres	n/a	4 Bedroom Residential Flat	2985	1,130

None of the property above has been revalued pursuant to the proposals announced by Sime Darby on 24 January 2007.

INFORMATION ON SIME ENGINEERING

1. HISTORY AND BUSINESS

Sime Engineering was incorporated in Malaysia on 13 June 2002 under the Act as a private limited company under the name CMF Technology Sdn Bhd. It changed its name to Sime Engineering Services Sdn Bhd on 5 July 2002. It was converted to a public limited company on 1 August 2002. Sime Engineering was listed on the Main Board of Bursa Securities on 28 August 2003.

Pursuant to a Scheme of Arrangement between DMIB Berhad, its stockholders and Sime Engineering which was completed on 15 August 2003, Sime Engineering acquired several businesses from Sime Darby and/or its subsidiary companies.

Sime Engineering Group is mainly involved in engineering design and fabrication of offshore structures for the oil and gas industry, systems integration, trading and services as well as building and civil engineering construction.

The engineering division, comprising Sime Darby Engineering Sdn Bhd, Sime Engineering Sdn Bhd and Sime Darby Offshore Engineering Sdn Bhd, provides fabrication, engineering, construction and other specialised services mainly to the oil and gas industry, both locally and internationally.

The systems integration, trading and services division, comprising Mecomb Malaysia Sdn Bhd, Mecomb Singapore Limited and P.T. Sime Darby Offshore Engineering, are involved in systems integration, sale of computer systems, electrical and electronic equipment, scientific instruments and meteorological weather radar systems, and the design, supply and installation of air-conditioning plant and equipment. Motion Smith, a division of Mecomb Singapore Limited, sells nautical charts, navigational instruments and drawings office instruments.

Chubb Malaysia Sdn Bhd is involved in the business of manufacturing, marketing and rental of security products and services, whilst Sime-SIRIM Technologies Sdn Bhd provides calibration, measurement and other related services.

Sime Engineering also leads the consortium of companies responsible for the construction of the main civil works for the Bakun Hydroelectric Project in Sarawak.

Sime Engineering Group's core businesses are located in Malaysia, Singapore and Indonesia. For the financial year ended 30 June 2006, the percentage of revenue generated by the Malaysian subsidiaries and foreign subsidiaries is approximately 88% and 12% respectively.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of Sime Engineering as at 30 June 2007 are as follows:

	No. of Sime Engineering Shares million	Par value RM	Total RM million
Authorised			
- Ordinary shares	600.0	0.50	300.0
Issued and fully paid-up			
- Ordinary shares	490.1	0.50	245.0

The changes in the issued and paid-up share capital of Sime Engineering since its incorporation to 30 June 2007 are as follows:

Date of allotment	No. of Sime Engineering Shares	Par value RM	Consideration	Cumulative total RM
13.06.2002	2	1.00	Cash	2
19.06.2002	4	0.50	Sub-division of shares	2
15.08.2003	300,000,000	0.50	Cash	150,000,002
15.08.2003	190,061,000	0.50	Pursuant to the Scheme of Arrangement with DMIB Berhad	245,030,502

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of Sime Engineering as at 30 June 2007 based on the Register of Substantial Shareholdings of Sime Engineering are as follows:

	<----------Direct------->		<---------Indirect------>	
Substantial shareholders	**No. of Sime Engineering Shares held**	**%**	**No. of Sime Engineering Shares held**	**%**
Sime Darby	343,180,188	70.03	-	-
EPF	29,539,900	6.03	343,180,188[(1)]	70.03
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	-	-	343,180,188[(1)]	70.03

Note:

[(1)] *Deemed interest by virtue of its interest in Sime Darby pursuant to Section 6A of the Act.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

The particulars of the Directors of Sime Engineering and their shareholdings as at 30 June 2007 are as follows:

	<-----------Direct--------->		<---------Indirect-------->	
Name	**No. of Sime Engineering Shares held**	**%**	**No. of Sime Engineering Shares held**	**%**
Tan Sri Datuk Dr. Ahmad Tajuddin bin Ali	-	-	-	-
Dato' Mohamad Shukri bin Baharom	-	-	-	-
Sekhar Krishnan	-	-	-	-
Tan Sri Dato' Haji Mohd Ramli bin Kushairi	-	-	-	-
Datuk Ahmad Zabri bin Ibrahim	-	-	-	-
Dato' Dr. Mohamed Ariffin bin Hj Aton	-	-	-	-
Raja Datuk Zaharaton binti Raja Zainal Abidin	-	-	-	-

5. SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY-CONTROLLED ENTITIES

As at the LPD, the details of the subsidiaries and jointly-controlled entities of Sime Engineering are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital RM (unless otherwise stated)	Effective equity interest held %	Principal activities
Balui Hydro Sdn Bhd	06.01.1995 Malaysia	2	100.0	Dormant
Chubb Malaysia Sdn Bhd	14.02.1968 Malaysia	2,052,588	70.0	Manufacture, marketing, installation and servicing of security products
Malaysia-China Hydro Sdn Bhd	24.08.1995 Malaysia	2	100.0	Dormant
Malaysian Oriental Holdings Berhad	11.03.1969 Malaysia	40,000,000	100.0	Investment holding
Mecomb Malaysia Sdn Bhd	27.03.1964 Malaysia	1,000,000	100.0	Sales and services of industrial, mechanical, electrical and instrumentation products, computer products and systems and design and consultancy of air-conditioning systems
Mecomb Singapore Limited	01.09.1953 Singapore	SGD5,000,000	100.0	Manufacture and installation of industrial equipment and the import and sale of technical and scientific instruments, mechanical, electrical and electric equipment and components
Motion Smith Machinery (Shanghai) Co Ltd	07.01.2005 China	USD200,000	100.0	Dormant
P.T. Sime Darby Offshore Engineering	15.03.2000 Indonesia	USD600,000	100.0	Importation, distribution and leasing of engineering products
Sime Darby Engineering Sdn Bhd	27.04.1981 Malaysia	40,000,000	70.0	Engineering, fabrication and construction relating to the oil and gas industry
Sime Darby Marine Sdn Bhd	30.08.1975 Malaysia	175,000	100.0	Dormant
Sime Darby Offshore Engineering Sdn Bhd	25.03.1991 Malaysia	5,000,000	100.0	Operations and maintenance, products and systems integration, hook-up and commissioning, plant modification and minor fabrication works
Sime Darby Oil & Gas Sdn Bhd	18.02.1974 Malaysia	30,000,000	100.0	Investment holding
Sime Darby Systems Sdn Bhd	04.07.1959 Malaysia	1,000,000	100.0	Investment holding
Sime Engineering Sdn Bhd	30.12.1978 Malaysia	2,000,000 (ordinary shares); 1,050,000 (redeemable preference shares)	100.0	Provision of engineering project and management services to the petroleum industry, power plant and infrastructure works
Sime-SIRIM Technologies Sdn Bhd	12.03.1994 Malaysia	5,500,001	50.0% + 1 share	Provision of calibration, measurement and related services
Sime Technologies Holdings Pte Ltd	29.07.2002 Federal Territory Labuan	USD8,385,070	100.0	Investment holding

Company	Date and country of incorporation	Issued and paid-up share capital RM (unless otherwise stated)	Effective equity interest held %	Principal activities
Malaysia-China Hydro Joint Venture	N/A Malaysia	N/A	35.7+	Engineering, procurement and construction work
Sime-Lum Chang Joint Venture	N/A Malaysia	N/A	50.0+	Engineering, procurement and construction work
Sime Engineering Sdn Bhd – Edward & Sons Joint Venture	N/A Malaysia	N/A	51.0+	Procurement and construction work
Sime Engineering – SembCorp Malaysia Joint Venture	N/A Malaysia	N/A	50.0+	Engineering, procurement and construction for the Janamanjung Project

Note:

\+ *Jointly-controlled entities*

As at the LPD, Sime Engineering does not have any associated company.

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6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of Sime Engineering Group based on its audited consolidated financial statements for the financial years ended 30 June 2004 to 2006 and the unaudited consolidated financial results for the 9-month period ended 31 March 2007.

Financial Year Ended	**Audited 30 June 2004**	**Audited 30 June 2005**	**Audited 30 June 2006**	**Unaudited 31 March 2007**
Revenue (RM million)	691.1	1,180.2	1,239.6	1,156.4
Profit before tax and exceptional items (RM million)	34.9	20.4	37.1	18.5
Exceptional items (RM million)	(89.0)	(55.0)	-	-
(Loss before tax)/PBT after exceptional items (RM million)	(54.1)	(34.6)	37.1	18.5
Taxation (RM million)	(9.9)	(7.8)	(11.1)	(7.0)
(Loss after tax)/PAT before minority interests (RM million)	(64.0)	(42.4)	26.0	11.5
Minority interests (RM million)	(7.2)	(4.6)	(5.5)	(5.5)
(Net loss)/PATAMI (RM million)	(71.2)	(47.0)	20.5	6.0
No. of ordinary shares of RM0.50 each in issue (million)	490.1	490.1	490.1	490.1
Weighted average no. of ordinary shares of RM0.50 each in issue (million)	490.1	490.1	490.1	490.1
EPS (Basic and fully diluted)				
- Gross (RM)[a]	(0.11)	(0.07)	0.08	0.04
- Net (RM)[b]	(0.15)	(0.10)	0.04	0.01
Shareholders' funds / Net assets ("NA") (RM million)	277.9	231.5	253.1	252.8
NA per share (RM)[c]	0.57	0.47	0.52	0.52
Total interest-bearing debts (RM million)	7.0	110.3	186.8	105.1
Gearing (times)[d]	0.03	0.48	0.74	0.42
Dividend				
- Gross (sen)	-	-	2.0	-
- Net (sen)	-	-	1.4	-

Notes:

* *The figures reported for year 2004 are in relation to the period from 15 August 2003 to 30 June 2004 given that the businesses of Sime Engineering Group were only acquired from Sime Darby and its other subsidiaries on 15 August 2003, as part of a restructuring scheme which involved the privatisation of DMIB Berhad and the subsequent transfer of listing status of DMIB Berhad on the Main Board of Bursa Securities to Sime Engineering.*

(a) *Gross EPS is calculated by dividing PBT with the weighted average number of ordinary shares in issue.*

(b) *Net EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.*

(c) *NA per share is calculated by dividing NA with the number of ordinary shares in issue.*

(d) *Gearing ratio is calculated by dividing total interest-bearing debts with shareholders' funds.*

(e) *With effect from 1 July 2006, Sime Engineering Group adopts the applicable Financial Reporting Standards ("FRS") issued by the Malaysian Accounting Standards Board. For the purposes of this Profit and Dividend Record, the information for periods prior to 1 July 2006 are not restated to comply with these new FRS.*

(f) *There were no extraordinary items during the period/years under review and there are no exceptional items during the financial year ended 30 June 2006 and 9-month period ended 31 March 2007.*

Commentaries:

For financial year ended 30 June 2004

The total revenue of Sime Engineering Group for the financial year ended 30 June 2004 was RM691.1 million. The fabrication, construction and engineering services division generated approximately 60% of the revenue whereas the trading, systems integration, services and other businesses division generated the remainder of the revenue. The net loss of Sime Engineering Group for the financial year ended 30 June 2004 was RM71.2 million. This was primarily attributable to the provision made for foreseeable contract losses arising from changes in the cost structure of the main civil engineering works for the Bakun Hydroelectric Project. This is partly offset by profit recorded by the trading, systems integration, services and other businesses due partly to strong sales of laboratory equipment and marine supplies. Sime Engineering Group also benefited from the strong turnover and profits related to the sales of its security products and services, due to the increased demand for electronic security especially in banking, commercial and housing industries.

There were no audit qualifications for the financial year ended 30 June 2004.

For financial year ended 30 June 2005

The total revenue of Sime Engineering Group for the financial year ended 30 June 2005 increased by RM489.1 million to RM1,180.2 million representing 70.8% as compared to the previous financial year. The increase was mainly benefited from the increase in exploration and production activities by oil and gas companies as well as strong growth in sales of Mecomb Malaysia and Mecomb Singapore. In particular, Mecomb Malaysia benefited from the outsourcing of the manufacture of products by major global sub-contractors. In addition, Mecomb Singapore reported strong growth in sales due to the increase in demand in the electronics, marine and construction sectors of Singapore. The net loss of Sime Engineering Group for the financial year ended 30 June 2005 decreased by RM24.2 million to RM47.0 million representing 34.0% as compared to the previous financial year. This was primarily attributable to the decline in additional provision for foreseeable contract losses arising from the Bakun Hydroelectric Project.

There were no audit qualifications for the financial year ended 30 June 2005.

For financial year ended 30 June 2006

The total revenue of Sime Engineering Group for the financial year ended 30 June 2006 increased by RM59.4 million to RM1,239.6 million representing 5.0% as compared to the previous financial year. The increase was mainly benefited from the significant increase in oil prices, and higher oil consumption from China and India, which increased spending on activities in the oil and gas-related industries. The Sime Engineering Group registered a net profit of RM20.5 million for the current financial year from a net loss of RM47.0 million in the previous financial year. The increase in net profit was largely due to the improved contributions from the fabrication, construction and engineering services division, corresponding to the increase in its segmental revenue.

There were no audit qualifications for the financial year ended 30 June 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, Sime Engineering and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the past 2 years preceding the LPD.

Sale of Business Agreement dated 24 January 2007 between Sime Engineering and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of Sime Engineering.

8. MATERIAL LITIGATION

Save as disclosed below, as at the LPD, neither Sime Engineering nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of Sime Engineering Group, and Sime Engineering's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of Sime Engineering Group.

(i) The Construction Industry Development Board ("**CIDB**") commenced a legal suit against the Consortium of JGC Corporation (Japan), Kellogg Brown & Root USA, JGC (M) Sdn Bhd, Kellogg (M) Sdn Bhd and Sime Engineering Sdn Bhd ("**SE**") (collectively referred to as the "**Consortium**") on 20 December 2006 for not paying the construction levy for the offshore portion of the Malaysia LNG Tiga Project.

CIDB is attempting to enforce its levy on both portions amounting to RM10,327,803.84 and this is being contested by the Consortium as not being payable under the CIDB Act.

The Amended Writ and Statement of Claim dated 20 December 2006 was served on the Consortium.

SE has indemnities from JGC and Kellogg via an Indemnity Agreement dated 21 January 2000 in respect of all claims, proceedings, etc apart from those incurred by its performance of its own scope of work.

The solicitors are of the opinion that there is an arguable case in favour of the Consortium based on the construction of the CIDB Act.

(ii) Sime Darby Offshore Engineering Sdn Bhd ("**SDOE**") has commenced arbitration proceedings against BumiHiway Construction Sdn Bhd ("**BumiHiway**") by way of a Notice of Arbitration dated 2 December 2005 for a failed pump sump. SDOE issued notice for non-completion of works and is claiming RM4,200,000 against BumiHiway.

The solicitors are of the opinion that SDOE may be able to make out its case against BumiHiway.

(iii) SDOE commenced legal action against Lebuhraya Shapadu Sdn Bhd ("**Defendant**") in 2005 for failing to pay amounts due and owing amounting to RM3,870,724.98. SDOE has initiated winding up proceedings against the Defendant. No mention date has yet been fixed.

The solicitors are of the opinion that there is a reasonably good chance of success.

(iv) SDOE commenced legal action against PECD Construction Sdn Bhd *(formerly known as Peremba Construction Sdn Bhd)* ("**PECD**") on 27 October 2006 for failing to pay amounts due and owing amounting to RM5,743,079.87. SDOE has applied for Summary Judgement which has been fixed for decision on 24 July 2007.

The solicitors are of the opinion that SDOE has a reasonably good chance of success in its legal action against PECD.

(v) SE together with Sembcorp Malaysia Sdn Bhd ("**SESM**") (the "**Unincorporated JV**") had engaged its subcontractor, Delta Structure Sdn Bhd ("**Delta Structure**") to perform certain works for the Janamanjung Project. Delta Structure had in turn appointed Eshwara Engineering Sdn Bhd ("**Eshwara**") as their subcontractor.

On 2 September 2002, Eshwara had commenced a legal suit against Delta Structure and the Unincorporated JV claiming payment of monies owed by Delta Structure to it amounting to RM1,175,665.68 plus interest and that the Unincorporated JV had induced Delta Structure to breach Delta Structure's subcontract with Eshwara.

By way of a court order dated 23 July 2003, Eshwara's action against the Unincorporated JV was struck out. Eshwara's appeal on the decision to strike out has been fixed for hearing on 26 July 2007.

Eshwara was wound up on 19 September 2006.

The solicitors are of the opinion that based on the pleaded facts and evidence so far, Eshwara would not be able to make out its claim against the Unincorporated JV.

(vi) SE had engaged its subcontractor, MY Chahaya ("**MYC**") to perform certain works for the Bukit Raja Project. MYC had appointed JS Construction Sdn Bhd ("**JSC**") as their subcontractor.

On 10 September 2002, JSC commenced legal proceedings against SE claiming payment owed to it by MYC amounting to RM2,256,760.54.

On 14 December 2005, the High Court dismissed JSC's appeal with costs. JSC has not filed an appeal to the Court of Appeal within the permissible time frame.

Therefore, the solicitors are of the opinion that as it stands, the matter has been struck out.

(vii) SE-SMSB Joint Venture ("**SSC JV**") had engaged its subcontractor, Miya Engineering Sdn Bhd ("**Miya Engineering**") to perform certain works for the Manjung Power Plant. Miya Engineering had appointed RM Leopad Sdn Bhd ("**RM Leopad**") as their vendor.

In October 2001, SSC JV terminated Miya Engineering's contract due to non-performance. RM Leopad commenced a legal suit against SSC JV on 13 September 2004 claiming that Miya Engineering had failed to pay monies owed to it for work done amounting to RM1,111,768.00.

SSC JV's application to strike out the legal action with costs was successful. RM Leopad's appeal to the Court of Appeal has been fixed for hearing on 23 October 2007.

The solicitors' opinion is that judgment will be in favour of the SSC JV as the other party cannot make out a case against it.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposal of businesses and undertakings, proposed capital repayment and proposed share issue of Sime Engineering which have been announced on 24 January 2007, there are no other outstanding proposals which Sime Engineering has announced but are pending implementation.

10. HISTORICAL SHARE PRICES

The monthly high and low market prices of Sime Engineering Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular, are as follows:

	Low RM	High RM
2006		
July	1.02	1.40
August	1.23	1.40
September	1.29	1.51
October	1.39	1.60
November	1.48	1.57
December	1.46	1.81
2007		
January	1.64	1.99
February	1.65	2.06
March	1.55	1.86
April	1.82	2.28
May	2.08	2.52
June	2.33	2.43

Last transacted market price of Sime Engineering Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers	RM1.49
Last transacted market price of Sime Engineering Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between Sime Engineering and Synergy Drive on 24 January 2007	RM1.82
Last transacted market price of Sime Engineering Shares on the LPD	RM2.39

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of Sime Engineering Shares has increased by 60.4%. The movement of Sime Engineering Share price for the past 1 year up to the LPD is set out below.


Share price of Sime Engineering for the past 1 year up to the LPD
RM
3.00
2.50
2.00
1.50
1.00
0.50
Offer made to Sime Engineering
60.4%
Date

(Source: Bloomberg)

11. INFORMATION ON PROPERTIES OWNED BY SIME ENGINEERING GROUP

The details of the properties of Sime Engineering Group as at 30 June 2006, based on the Annual Report of Sime Engineering for the financial year ended 30 June 2006, are as follows:

Location	Tenure	Year of acquisition	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM 000
MALAYSIA							
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	August 2003	14 Ha	43	Industrial land and building	2065	68,080
Jalan Tandang, Petaling Jaya, Selangor	Leasehold	August 2003	1.04 Ha	13	Industrial land and building	2066	11,992
Jalan 225, Petaling Jaya, Selangor	Leasehold	August 1981	4,147 sq metres	24	Industrial land and building	2074	6,028
Jalan Kewajipan, Subang Jaya, Selangor	Leasehold	-	5,490 sq metres	14	Factory building	2022	1,185
Jalan Kenyalang, Kuala Kubu Bahru, Selangor	Freehold	December 2005	4,101 sq metres	-	Vacant homestead land	-	133
Pasir Gudang Industrial Estate, Johor	Leasehold	June 2003	0.55 Ha	3	Industrial land and building	2022	1,617
Pasir Gudang Industrial Estate, Johor	Leasehold	October 1985	14.2 Ha	16	Industrial land and building	2045	40,356
Pasir Gudang Industrial Estate, Johor	Leasehold	April 1991	2.02 Ha	-	Industrial land	2053	863
Pasir Gudang Industrial Estate, Johor	Leasehold	October 1991	1.9 Ha	13	Industrial land and building	2053	2,300
Pasir Gudang Industrial Estate, Johor	Leasehold	June 2002	11.1 Ha	3	Industrial land and building	2023	35,410
Pasir Gudang Industrial Estate, Johor	Leasehold	February 2005	11.2 Ha	-	Industrial land	2023	22,570
SINGAPORE							
Jurong Pier Road, Singapore	Leasehold	July 1980	16,456 sq metres	41	Workshop and office building	2026	7,582

None of the property above has been revalued pursuant to the proposals announced by Sime Engineering on 24 January 2007.

INFORMATION ON SIME UEP

1. HISTORY AND BUSINESS

Sime UEP was incorporated in Malaysia on 31 December 1964 under the Companies Ordinances, 1940-1946 as a public limited company under the name of United Estates Project Limited. It assumed its present name on 24 May 1989.

Sime UEP was listed on the Main Board of Bursa Securities on 29 August 1981.

Sime UEP is principally an investment holding and management company. The principal activities of the Sime UEP Group are the investment, development and management of property, and plantation. The principal activities of its subsidiaries, associated companies and jointly-controlled entities are set out in Section 5 below.

Sime UEP which was established in 1964 as United Estates Project Limited, started development project in Subang Jaya in October 1974. It became a member of the Sime Darby Group and changed its name to Sime UEP Properties Berhad on 24 May 1989.

Development of UEP Subang Jaya began in July 1988. Sime UEP continued its development of an industrial park adjoining UEP Subang Jaya in August 1993. The 199 Ha Taman Perindustrian UEP Subang Jaya hosts various types of industrial properties that cater to the needs of small to medium scale industries.

Sime UEP began developing its third township in the Klang Valley in 1999. Named Putra Heights, the 727 Ha development is located to the south of, and is contiguous, to UEP Subang Jaya Township. Sime UEP through its wholly-owned subsidiary, Lengkap Teratai Sdn Bhd developed the USJ 3 and Pinggiran USJ neighbourhood in November 2001 and October 2002 respectively.

In June 2002, Sime UEP and Consolidated Plantations Berhad jointly embarked on a new mega township development project called Bandar Bukit Raja in Klang. The 2,179 Ha mega township is a mixed development consisting of mainly residential and commercial properties.

Besides developing townships, Sime UEP also provides property and project management services. One of the projects which are currently managed by Sime UEP is Ara Damansara. This 299 Ha prestigious and exclusive development is situated along the Sultan Abdul Aziz Shah International Airport Road. The developer for Ara Damansara is Sime Pilmoor Development Sdn Bhd, a wholly-owned subsidiary company of Sime Darby.

Since 1 August 2002, Sime UEP has also undertaken the project management of Planters' Haven in Nilai, Negeri Sembilan and Taman Kerian Permai in Parit Buntar, Perak. Planters' Haven is a freehold residential community built amidst 145.7 Ha of fruit orchards whereas Taman Kerian Permai is a 34.8 Ha mixed development project comprising double-storey shophouses, double-storey linkhouses and single-storey linkhouses.

The activities of Sime UEP Group are carried out wholly in Malaysia.

2. SHARE CAPITAL

The authorised share capital and the issued and paid-up share capital of Sime UEP as at 30 June 2007 are as follows:

	No. of Sime UEP Shares million	Par value RM	Total RM million
Authorised			
- Ordinary shares	500.0	1.00	500.0
Issued and fully paid-up			
- Ordinary shares	404.5	1.00	404.5

The changes in the issued and paid-up share capital of Sime UEP since its incorporation to 30 June 2007 are as follows:

Year of allotment	No. of Sime UEP Shares	Par value RM	Consideration	Cumulative total RM
1964	2	1.00	Subscribers' shares	2
1979	9,999,998	1.00	Cash	10,000,000
1979	10,000,000	1.00	Bonus issue of 1 for 1	20,000,000
1981	50,000,000	1.00	Bonus issue of 5 for 2	70,000,000
1981	5,000,000	1.00	Public issue at RM1.40 per share	75,000,000
1983	37,500,000	1.00	Bonus issue of 1 for 2	112,500,000
1984	10,080,000	1.00	Issue of shares to acquire 36% of Shaw group of companies in Malaysia	122,580,000
1984	30,645,000	1.00	Bonus issue of 1 for 4	153,225,000
1984	49,032,000	1.00	Right issue of 2 for 5 at RM2.20 per share	202,257,000
1984	11,162,285	1.00	Conversion of preference shares	213,419,285
1990	12,697,525	1.00	Conversion of preference shares	226,116,810
1991	2,506,650	1.00	Conversion of preference shares	228,623,460
1992	175,414,690	1.00	Conversion of preference shares	404,038,150
1993	255,825	1.00	Conversion of preference shares	404,293,975
1994	130,475	1.00	Conversion of preference shares	404,424,450
1995	2,000	1.00	Conversion of preference shares	404,426,450
1996	1,000	1.00	Conversion of preference shares	404,427,450
1997	21,125	1.00	Conversion of preference shares	404,448,575
1998	500	1.00	Conversion of preference shares	404,449,075
1999	2,000	1.00	Conversion of preference shares	404,451,075
2002	62,925	1.00	Mandatory conversion of preference shares	404,514,000

3. SUBSTANTIAL SHAREHOLDERS

The substantial shareholders (holding 5% or more of the voting share capital) of Sime UEP as at 30 June 2007 based on the Register of Substantial Shareholdings of Sime UEP are as follows:

	<--------Direct------>		<------Indirect----->	
Substantial shareholders	**No. of Sime UEP Shares held**	**%**	**No. of Sime UEP Shares held**	**%**
Sime Darby	206,927,280	51.15	-	-
Amanah Raya Nominees (Tempatan) Sdn Bhd - Skim Amanah Saham Bumiputera	93,795,420	23.19	206,927,280[(1)]	51.15
EPF	32,452,500	8.02	206,927,280[(1)]	51.15

Note:

[(1)] *Deemed interest by virtue of its interest in Sime Darby pursuant to Section 6A of the Act.*

4. DIRECTORS AND THEIR SHAREHOLDINGS

The particulars of the Directors of Sime UEP and their shareholdings as at 30 June 2007 are as follows:

	<----------Direct--------->		<---------Indirect-------->	
Name	**No. of Sime UEP Shares held**	**%**	**No. of Sime UEP Shares held**	**%**
Tan Sri Dato' Hamad Kama Piah bin Che Othman	-	-	-	-
Ir. Jauhari bin Hamidi	-	-	-	-
Dato' Seri Ainum binti Mohamed Saaid	-	-	-	-
Datuk Khatijah binti Ahmad	-	-	-	-
Dato' Mohamed bin Sulaiman	-	-	-	-
Dato' Mustafa bin Mohd Ali	-	-	-	-
Sekhar Krishnan	-	-	-	-
Tan Sri Wan Abdul Rahman bin Haji Wan Yaacob	-	-	-	-
Dato' Zolkapli @ Zulkifli bin Sharif	-	-	-	-

5. SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY-CONTROLLED ENTITIES

As at the LPD, the details of the subsidiaries, associated companies and jointly-controlled entities of Sime UEP are as follows:

Company	Date and country of incorporation	Issued and paid-up share capital RM (unless otherwise stated)	Effective equity interest held %	Principal activities
Sime Properties International Private Limited	25.10.1996 Singapore	SGD100,000	50*	Property investment and management of serviced apartments
Sime UEP Industrial Park Sdn Bhd	30.03.1984 Malaysia	5,250,000	100	Property investment and development
Sime UEP Development Sdn Bhd	31.03.1980 Malaysia	1,250,000	100	Property investment, construction and development
Sungei Way Development Berhad	19.08.1964 Malaysia	2,400,000	100	Property investment
Sime UEP Homes Sdn Bhd	17.04.1984 Malaysia	250,000	100	Property investment and development
Sime UEP (Johor) Sdn Bhd	27.09.1979 Malaysia	5,000,000	100	Property investment and development
Sime UEP Heights Sdn Bhd	30.03.1984 Malaysia	250,000	100	Property investment and development
Lengkap Teratai Sdn Bhd	12.12.1994 Malaysia	2	100	Property investment and development
Sime UEP Building Management Services Sdn Bhd	23.01.1979 Malaysia	2	100	Property management
Sime UEP Lembah Acob Sdn Bhd	20.02.1995 Malaysia	2	100	Property investment and plantation
UEP Construction Sdn Bhd	02.04.1984 Malaysia	2	100	Property investment
R&W Management Sdn Bhd	07.09.1983 Malaysia	265,000	100	General insurance and trading
Sime UEP Executive Suites Sdn Bhd	26.01.1995 Malaysia	3,200,000	70	Property investment and management
Sime UEP Centre Sdn Bhd	25.11.1994 Malaysia	2	50*	Property investment and development
Prominent Acres Sdn Bhd	30.11.1994 Malaysia	1,000,000	50*	Property investment, development and plantation
Puchong Quarry Sdn Bhd	25.08.1990 Malaysia	1,000,000	30+	Quarry
Shaw Brothers (M) Sdn Bhd	09.04.1984 Malaysia	100,000,000	36+	Property and investment holding
Sime UEP Brunsfield Properties Sdn Bhd	03.10.2005 Malaysia	1,000,000	40*	Property development and investment

Notes:

* *Jointly-controlled entities*

\+ *Associated companies*

6. PROFIT AND DIVIDEND RECORD

Set out below are the relevant financial information and ratios of Sime UEP Group based on its audited consolidated financial statements for the financial years ended 30 June 2002 to 2006 and the unaudited consolidated financial results for the 9-month period ended 31 March 2007.

Financial Year Ended	Audited 30 June 2002	Audited 30 June 2003	Audited 30 June 2004	Audited 30 June 2005	Audited 30 June 2006	Unaudited 31 March 2007
Revenue (RM million)	345.0	469.3	441.6	488.6	489.3	408.1
PBT (RM million)	140.8	184.9	168.7	154.5	141.0	112.3
Taxation (RM million)	(8.5)	(49.5)	(39.1)	(35.2)	(40.6)	(24.0)
PAT before minority interests (RM million)	132.3	135.4	129.6	119.3	100.4	88.3
Minority interests (RM million)	-	-	-	-	-	-
PATAMI (RM million)	132.3	135.4	129.6	119.3	100.4	88.3
No. of ordinary shares of RM1.00 each in issue (million)	404.5	404.5	404.5	404.5	404.5	404.5
Weighted average no. of ordinary shares of RM1.00 each in issue (million)	404.5	404.5	404.5	404.5	404.5	404.5
EPS (Basic and fully diluted)						
- Gross (RM)[a]	0.35	0.46	0.42	0.38	0.35	0.28
- Net (RM)[b]	0.33	0.33	0.32	0.30	0.25	0.22
Shareholders' funds / Net assets ("**NA**") (RM million)	1,052.4	1,126.6	1,195.0	1,253.2	1,292.5	1,319.3
NA per share (RM)[c]	2.60	2.78	2.95	3.10	3.19	3.26
Total interest-bearing debts (RM million)	-	-	-	-	-	-
Gearing (times)[d]	-	-	-	-	-	-
Dividend						
- Gross (sen)	21.0	21.0	21.0	21.0	21.0	7.0
- Net (sen)	15.1	15.1	15.1	15.1	15.1	5.1

Notes:

(a) *Gross EPS is calculated by dividing PBT with the weighted average number of ordinary shares in issue.*

(b) *Net EPS is calculated by dividing PATAMI with the weighted average number of ordinary shares in issue.*

(c) *NA per share is calculated by dividing NA with the number of ordinary shares in issue.*

(d) *Gearing ratio is calculated by dividing total interest-bearing debts with shareholders' funds.*

(e) *With effect from 1 July 2006, Sime UEP Group adopts the applicable Financial Reporting Standards ("FRS") issued by the Malaysian Accounting Standards Board. For the purposes of this Profit and Dividend Record, the information for periods prior to 1 July 2006 are not restated to comply with these new FRS.*

(f) *There were no exceptional/extraordinary items during the period/years under review.*

Commentaries:

Financial year ended 30 June 2002

The total revenue of Sime UEP Group for the financial year ended 30 June 2002 increased by RM62.9 million to RM345.0 million representing 22.3% as compared to the previous financial year. The increase was due to better sales recorded for the year which was mainly attributable to the location, quality and competitive pricing of Sime UEP Group's landed residential properties. The PATAMI of Sime UEP Group for the financial year ended 30 June 2002 increased by RM51.7 million to RM132.3 million representing 64.1% as compared to the previous financial year. The increase was attributable to higher sales and better product mix.

There were no audit qualifications for the financial year ended 30 June 2002.

Financial year ended 30 June 2003

The total revenue of Sime UEP Group for the financial year ended 30 June 2003 increased by RM124.3 million to RM469.3 million representing 36.0% as compared to the previous financial year. The increase was due to increased sales volume, higher land sales, the disposal of land previously held as property, plant and equipment and the receipt of a one-time settlement as compensation for the acquisition of Sime UEP Group's land for a sewerage treatment plant by the Pentadbir Tanah Daerah Petaling. The PATAMI of Sime UEP Group for the financial year ended 30 June 2003 increased by RM3.1 million to RM135.4 million representing 2.3% as compared to the previous financial year. This was mainly due to a write back of taxation overprovided last year following an agreement for a refund from the Inland Revenue Board.

There were no audit qualifications for the financial year ended 30 June 2003.

Financial year ended 30 June 2004

The total revenue of Sime UEP Group for the financial year ended 30 June 2004 decreased by RM27.7 million to RM441.6 million representing 5.9% as compared to the previous financial year. The decrease in revenue was generally due to a higher proportion of lower end properties in the sales mix for the financial year under review. The PATAMI of Sime UEP Group for the financial year ended 30 June 2004 decreased by RM5.8 million to RM129.6 million representing 4.3% as compared to the previous financial year. Apart from sales of higher proportion of lower margin products in the sales mix, the decrease in PATAMI was also due to increased provision for doubtful debts.

There were no audit qualifications for the financial year ended 30 June 2004.

Financial year ended 30 June 2005

The total revenue of Sime UEP Group for the financial year ended 30 June 2005 increased by RM47.0 million to RM488.6 million representing 10.6% as compared to the previous financial year. The increase in revenue was mainly due to better progress of construction completion and increased sales of commercial and high end properties. Despite the increase in revenue, the PATAMI of Sime UEP Group for the financial year ended 30 June 2005 decreased by RM10.3 million to RM119.3 million representing 7.9% as compared to the previous financial year. This was mainly due to additional infrastructure costs, asset impairment losses related to land and buildings owned by Sime UEP Group. In addition, the gain from sale of land and building for the financial year ended 30 June 2005 was RM42.9 million, which was a decrease of RM5.8 million representing 11.9% as compared to the previous financial year.

There were no audit qualifications for the financial year ended 30 June 2005.

Financial year ended 30 June 2006

The total revenue of Sime UEP Group for the financial year ended 30 June 2006 increased marginally by RM0.7 million to RM489.3 million representing 0.1% as compared to the previous financial year. The growth in revenue was limited by delays in launches and slower take-up rates in the year as prospective buyers were influenced by rising trends in interest rates and fuel prices during the year. However, the PATAMI of Sime UEP group for the financial year ended 30 June 2006 decreased by 15.8% to RM100.4 million as compared to the previous financial year. This was mainly due to absence of gain from major disposals of land held as property, plant and equipment. However, better profit margins from property development sales, increased in other operating income, higher share of profits from associates and higher interest income helped to soften the impact.

There were no audit qualifications for the financial year ended 30 June 2006.

7. MATERIAL CONTRACTS

Save as disclosed below, Sime UEP and its subsidiaries have not entered into any contracts which are or may be material, not being contracts entered into in the ordinary course of business, during the 2 years preceding the LPD.

(i) Sale and Purchase Agreement dated 26 March 2006 between Sungei Way Development Berhad, Sime UEP (collectively, the "**Sellers**") and UMW Toyota Motor Sdn Bhd ("**UMW Toyota**") for the disposal of vacant land held under HS(D) 58036 PT 61716 Bandar Subang Jaya, Daerah Petaling, Selangor Darul Ehsan by the Sellers to UMW Toyota for a cash consideration of RM20,068,092. The disposal was completed on 26 June 2006.

(ii) Sale of Business Agreement dated 24 January 2007 between Sime UEP and Synergy Drive in relation to the proposed disposal of the entire businesses and undertakings of Sime UEP.

(iii) Sale and Purchase Agreement dated 21 May 2007 between Sime UEP Heights Sdn Bhd ("**Vendor**") and Nusa Iklan Kreatif Sdn Bhd ("**Purchaser**") for the disposal of a piece of land held under HS(D) 151035 PT 21523 Mukim Damansara, Daerah Petaling, Selangor Darul Ehsan by the Vendor to the Purchaser for a cash consideration of RM9,199,296.

(iv) Sale and Purchase Agreement dated 22 May 2007 between Sime UEP ("**Vendor**") and TEG Assets Sdn Bhd ("**Purchaser**") for the disposal of freehold land together with 8 ½ storey office building held under HS(D) 9310 PT No. 3948 (Lot 8129) Mukim Damansara, Daerah Petaling, Selangor Darul Ehsan by the Vendor to the Purchaser for a cash consideration of RM26,000,000.

8. MATERIAL LITIGATION

Save as disclosed below, as at the LPD, neither Sime UEP nor any of its subsidiaries are engaged in any litigation, claims or arbitration, either as plaintiff or defendant, which has a material effect on the financial position or business of Sime UEP Group, and Sime UEP's Directors are not aware of any proceedings, pending or threatened, or of any facts likely to give rise to any proceedings which may materially affect the financial position or business of Sime UEP Group.

(i) On 3 December 2003, 30 December 2004 and 11 January 2005, additional assessments to income tax totalling RM61.6 million were raised by the Director General of Inland Revenue ("**DGIR**") upon Sime UEP Heights Sdn Bhd, Sime UEP Homes Sdn Bhd and Sime UEP Industrial Park Sdn Bhd, all wholly-owned subsidiaries of Sime UEP, in respect of the Year Assessment 1997 and upon Prominent Acres Sdn Bhd, a jointly-controlled entity of Sime UEP, in respect of the Year of Assessment 1998. The additional tax was assessed over gains realised in those years of assessment on compulsory acquisition of land by the government. On 2 January 2004 and 28 January 2005, Sime UEP Group informed the DGIR of its objection to these additional assessments and subsequently filed proceedings to seek judicial determination of the dispute. However, on 22 September 2005, Sime UEP received confirmation that the DGIR had cancelled one of the additional assessments for RM18.5 million thereby reducing the total amount of additional assessments to RM43.1 million. Sime UEP Group denies liability, if any, to the RM43.1 million which is now dependent upon the outcome of judicial proceedings. Sime UEP Group is of the opinion that the relevant gains were not subject to income tax and fall to be treated under the Real Property Gains Tax Act 1976 instead.

The solicitor is of the view that Sime UEP Group has an arguable case before the Special Commissioners of Income Tax and the Malaysian Courts. At present, no hearing dates have been fixed yet.

(ii) Chellapah a/l K. Kalimuthu ("**First Plaintiff**") and Marganathan A/L Lallo ("**Second Plaintiff**") (collectively, the "**Plaintiffs**") have sought a court order to restrain Sime UEP ("**First Defendant**"), Pengarah Perancang Bandar dan Desa Negeri Selangor Darul Ehsan ("**Second Defendant**") and Kerajaan Negeri Selangor Darul Ehsan (collectively, the "**Defendants**") from demolishing the Sri Maha Mariamman temple as well as a declaration that the Second Defendant's approval of the First Defendant's plans to build a hyper-market where the temple is located is illegal and unlawful.

The First Defendant has commenced counter-claim proceedings against the Plaintiffs seeking inter alia:

(a) a declaration that the Plaintiffs are trespassers and are illegally occupying the First Defendant's property; and

(b) an order that the Plaintiff give vacant possession of the First Defendant's property to the First Defendant within 1 month of the order.

The First Plaintiff has an interlocutory injunction against the First Defendant restraining the First Defendant from demolishing the temple. At the same time, the First Defendant has an interlocutory injunction against the First Plaintiff restraining it from renovating or extending the temple.

The First Defendant is exposed to the loss of potential income due to the inability to develop and/or dispose the temple site. The trial has commenced. The matter is currently fixed for continued trial on 8 October 2007 to 12 October 2007. The First Defendant's solicitors are of the opinion that the First Defendant has an arguable case and fair chance of successfully defending the Plaintiff's action and prosecuting its counter-claim.

(iii) Sime UEP Development Sdn Bhd ("**SUEPD**") has on 16 November 2006 appealed to the Special Commissioners of Income Tax ("**SCIT**") to object against the assessments raised by the Director General of Inland Revenue on the issue pertaining to the uplift of land cost to market value. The disputed tax assessed on the said land cost uplift issue amounting to approximately RM27 million has been paid by SUEPD under protest.

The grounds of appeal are that the assessments are excessive and erroneous and misconceived in law in that:

(a) pursuant to section 35(3)(a)(i) of the Income Tax Act, 1967, it is not the acquisition price of the property but the market value of the land at the time it was subsequently taken into trading stock, which constitutes the cost of the same to SUEPD's property development business; and

(b) the gain or loss from the date of acquisition of the land to the date the land was taken into trading stock would have accrued or been incurred on capital account and not on revenue account.

No hearing dates have been fixed yet. The solicitor is of the view that Sime UEP Group has an arguable case before the SCIT and the Malaysian Courts.

9. OTHER CORPORATE PROPOSALS

As at the LPD, save for the proposed disposal of entire businesses and undertakings, proposed capital repayment and proposed share issue of Sime UEP which have been announced on 24 January 2007, there are no other outstanding proposals which Sime UEP has announced but are pending implementation.

10. HISTORICAL SHARE PRICES

The monthly high and low market prices of Sime UEP Shares as traded on Bursa Securities between July 2006 and June 2007, being the 12-month period preceding the date of this Circular are as follows:

	Low RM	High RM
2006		
July	3.70	4.00
August	3.70	3.88
September	3.80	3.92
October	3.80	3.84
November	3.76	3.98
December	3.88	4.26
2007		
January	4.10	4.40
February	4.10	4.68
March	4.20	4.50
April	4.50	5.75
May	5.50	5.95
June	5.85	6.10

Last transacted market price of Sime UEP Shares on 22 November 2006, being the last trading day prior to the Simultaneous Offers	RM3.76
Last transacted market price of Sime UEP Shares on 23 January 2007, being the day prior to the signing of the sale of business agreement between Sime UEP and Synergy Drive on 24 January 2007	RM4.30
Last transacted market price of Sime UEP Shares on the LPD	RM6.00

(Source: Bloomberg)

Since 22 November 2006 up to the LPD, the market price of Sime UEP Shares has increased by 59.6%. The movement of Sime UEP Share price for the past 1 year up to the LPD is set out below.



Share price of Sime UEP for the past 1 year up to the LPD
RM
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
Offer made to Sime UEP
59.6%
15/06/2006
15/07/2006
15/08/2006
15/09/2006
15/10/2006
15/11/2006
15/12/2006
15/01/2007
15/02/2007
15/03/2007
15/04/2007
15/05/2007
15/06/2007
Date

(Source: Bloomberg)

11. INFORMATION ON PROPERTIES OWNED BY SIME UEP GROUP

The details of the properties of Sime UEP Group as at 30 June 2006, based on the Annual Report of Sime UEP for the financial year ended 30 June 2006, are as follows:

Location	Tenure	Year of acquisition	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM million
SELANGOR DARUL EHSAN							
Mukim of Damansara, District of Petaling							
SS15, Subang*	Freehold	1964	0.21 Ha	9	Eight and half-storey office building	-	17.45
Subang Jaya*	Freehold	1964	0.47 Ha	-	Land held for township development	-	1.52
Subang Jaya	Leasehold	1964	29.38 Ha	-	Parkland	2087	3.74
Subang Jaya*	Freehold	1964	14.24 Ha	-	Land held for township development	-	36.87
Subang Jaya*	Freehold	1964	0.69 Ha	-	Land held for township development	-	2.22
UEP Subang Jaya	Freehold	1990	0.72 Ha	8	Multi-storey car park building	-	4.83
UEP Subang Jaya	Freehold	1990	0.36 Ha	8	Multi-storey car park building	-	3.41
UEP Subang Jaya (Stage VI)	Freehold	1990	3.65 Ha	-	Land held for township development	-	3.87
Taman Perindustrian UEP Subang Jaya	Freehold	1990	11.02 Ha	-	Property development in progress	-	8.53
Taman Perindustrian UEP Subang Jaya	Freehold	1990	29.47 Ha	-	Land held for township development	-	18.63
Bukit Lanchong	Freehold	1992	23.74 Ha	-	Property development in progress	-	26.33
Bukit Lanchong	Freehold	1992	86.63 Ha	-	Property development in progress	-	61.74
Seafield Estate	Freehold	1995	3.17 Ha	-	Property development in progress	-	3.86
Seafield Estate	Freehold	1995	32.70 Ha	-	Land held for township development	-	58.67

Location	Tenure	Year of acquisition	Area	Age of building years	Description	Year of expiry	Net book value as at 30 June 2006 RM million
SELANGOR DARUL EHSAN							
Mukim of Kapar, District of Kelang							
Jalan Acob Estate	Freehold	1995	1,401.72 Ha	-	Estate	-	113.35
PAHANG DARUL MAKMUR							
Mukim of Tras, District of Raub							
Jalan Girdle, Fraser's Hill	Leasehold	1982	0.71 Ha	20	Holiday bungalow	2042	0.40
JOHOR DARUL TAKZIM							
Mukim of Plentong, District of Johor Bahru							
Taman Pasir Putih	Freehold	1984	79.27 Ha	-	Land held for township development	-	17.65

Note:

* *In 1980, the Directors of Sime UEP revalued these pieces of freehold land held by Sime UEP and one of its subsidiary companies as property, plant and equipment based on independent professional valuation on an open market value basis.*

None of the property above has been revalued pursuant to the proposals announced by Sime UEP on 24 January 2007.

TERMS OF RCPS A

Issuer	:	Synergy Drive
Instrument	:	Series A redeemable convertible preference shares
Capital Repayment	:	A capital reduction and distribution exercise pursuant to which the issued share capital of the company to which the RCPS A were issued, is reduced to 2 ordinary shares held by Synergy Drive
Issue Price	:	RM5.25 per RCPS A
Issue Amount	:	To be determined
Par Value	:	RM0.01 per RCPS A
Expiry Date	:	<u>(a) With Capital Repayment</u> On the day falling 4 weeks (or such other period as agreed by Synergy Drive) from the date of issue of RCPS A <u>(b) Without Capital Repayment</u> On the day falling 9 months from the date of issue of RCPS A
Dividend	:	<u>(a) With Capital Repayment</u> Nil <u>(b) Without Capital Repayment</u> The dividend payment (gross) shall be an amount equivalent to not more than 5% of the Issue Price
Conversion Ratio	:	1 RCPS A for 1 Synergy Drive Share
Conversion Mode	:	By surrendering RCPS A in accordance with the Conversion Ratio
Conversion	:	1 RCPS A can be converted at the option of the RCPS A holder into 1 new Synergy Drive Share
Conversion Period	:	<u>(a) With Capital Repayment</u> The RCPS A may be converted to Synergy Drive Shares within 14 days after the Capital Repayment becomes effective or such later date as agreed in writing by Synergy Drive <u>(b) Without Capital Repayment</u> RCPS A shall be automatically converted to Synergy Drive Shares on the Expiry Date or such earlier date as notified in writing by the RCPS A holder
Redemption Price	:	At Issue Price

Redemption	:	(a) With Capital Repayment Automatic redemption on the Expiry Date of the RCPS A (b) Without Capital Repayment RCPS A shall only be redeemed if mutually agreed by Synergy Drive and the RCPS A holder
Listing	:	(a) The RCPS A will not be listed on Bursa Securities or any other exchange (b) The new Synergy Drive Shares to be issued pursuant to Conversion will be listed on Bursa Securities, only if Synergy Drive is listed
Status	:	(a) The RCPS A shall rank equal with the RCPS B but in priority to Synergy Drive Shares in the event of liquidation, dissolution, winding up or other repayment of capital of Synergy Drive for the Issue Price and the dividends declared (if any) provided that there shall be no further right to participate in the surplus assets or profits of Synergy Drive (b) In the event that Synergy Drive has insufficient assets to permit payment of the full Issue Price to the RCPS A holder, the assets of Synergy Drive shall be distributed rateably to the RCPS A holder and RCPS B holder in proportion to the amount that each RCPS A holder and RCPS B holder would otherwise be entitled to receive
Ranking of the Synergy Drive Shares from Conversion	:	The new Synergy Drive Shares to be issued upon conversion of the RCPS A shall upon allotment and issue rank equal in all respects with the then existing Synergy Drive Shares except that they will not be entitled to any dividends, rights, allotments and/or other distributions, the entitlement date of which precedes the allotment date of the new Synergy Drive Shares
Rights	:	Prior to conversion of RCPS A, the registered RCPS A holders shall not have the right to vote at any general meeting of Synergy Drive except in the following circumstances: (a) upon the resolution which varies or is deemed to vary the rights and privileges attaching to the RCPS A; (b) upon any resolution for the winding up of Synergy Drive or any of its material subsidiaries; (c) during such period as any dividends of the RCPS A may have been declared but remain in arrear and unpaid; and (d) other circumstances as may be provided under law and applicable to preference shares and/or preference shareholders from time to time.
Transferability	:	Non-transferable other than with the consent of Synergy Drive
Governing Law	:	The laws of Malaysia

PROFORMA CONSOLIDATED BALANCE SHEETS OF SIME DARBY AS AT 30 JUNE 2006 AND THE REPORTING ACCOUNTANTS' LETTER THEREON
(Prepared for inclusion in this Circular)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 3 2693 1077
Facsimile +60 3 2693 0997
www.pwc.com/my

The Board of Directors
Sime Darby Berhad
21st Floor, Wisma Sime Darby
Jalan Raja Laut
50250 Kuala Lumpur

21 July 2007

PwC/GL/AWHC/py/1670J (v2)

SIME DARBY BERHAD
PRO FORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006

Dear Sirs,

1 We report on the Pro forma Consolidated Balance Sheet of Sime Darby Berhad ("Sime Darby or "the Company") and its subsidiaries ("Sime Darby Group") as at 30 June 2006 together with the notes thereon as set out in the attached Appendix for which the Directors are solely responsible.

2 The Pro forma Consolidated Balance Sheet has been prepared for purpose of inclusion in the Circular to the Shareholders to be dated 23 July 2007 in connection with the proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive Berhad ('Synergy Drive') ("Proposed Disposal"), the proposed capital repayment to the shareholders of the Company ("Proposed Capital Repayment") and the proposed issuance of new ordinary shares of RM0.50 each in Sime Darby to Synergy Drive ("Proposed Share Issue").

Responsibilities

3 It is the responsibility solely of the directors of Sime Darby to prepare the Pro forma Consolidated Balance Sheet.

4 It is our responsibility to form an opinion on the Pro forma Consolidated Balance Sheet and our report is given to you solely for this and no other purpose.

5 In providing this opinion, we are not updating or refreshing any reports or opinions previously made by us on any financial information in the Appendix used in the compilation of the Pro forma Consolidated Balance Sheet, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

PRICEWATERHOUSECOOPERS

The Board of Directors
Sime Darby Berhad
PwC/GL/AWHC/py/1670J (v2)
21 July 2007

Basis of opinion

6 Our work, which involved no independent examination of any of the underlying financial information, consisted of comparing the audited financial information in the Appendix with the audited financial statements of the Sime Darby Group, considering the evidence supporting the adjustments and discussing the Pro forma Consolidated Balance Sheet with the directors of Sime Darby Group.

7 As the Pro forma Consolidated Balance Sheet is prepared for illustrative purposes only, such information, because of its nature, does not give a true picture of the effects of the Proposed Disposal, Proposed Capital Repayment and the Proposed Share Issue on the financial position of Sime Darby Group had the transaction or event occurred at the balance sheet date. Further, such information does not purport to predict Sime Darby Group's financial position.

Opinion

8 In our opinion, the Pro forma Consolidated Balance Sheet has been properly compiled on the bases set out in the Notes thereon and such bases are consistent with the accounting policies adopted by Sime Darby Group in the preparation of the audited financial statements of Sime Darby Group for the year ended 30 June 2006.

Yours faithfully,

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

SIME DARBY BERHAD

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006

The Proforma Consolidated Balance Sheet of Sime Darby Berhad ("Sime Darby") and its subsidiaries ("Sime Darby Group") as set out below has been prepared solely for illustrative purposes to show the effects of the Assumed Full Exercise of Sime Darby's Employee Share Option Scheme ("ESOS") and the Proposals as described in Note 1 below on the audited consolidated balance sheet of Sime Darby Group as at 30 June 2006, on the assumption that the Assumed Full Exercise of Sime Darby's ESOS and the Proposals had been effected on that date, and should be read together with the notes set out herein:

			Proposals
		Proforma I	Proforma II
	Audited Consolidated Balance Sheet As At 30 June 2006	After the Assumed Full Exercise of Sime Darby's ESOS	After Proforma I, Proposed Disposal of the Entire Business and Undertaking Including All Assets and Liabilities to Synergy Drive Berhad, the Proposed Capital Repayment to the Shareholders of Sime Darby and the Proposed Issuance of New Ordinary Shares of RM0.50 each
	RM'million	RM'million	RM'million
SHARE CAPITAL	1,232.8	1,263.5	-*
SHARE PREMIUM	3,053.3	3,351.2	-
REVALUATION RESERVES	72.2	72.2	-
CAPITAL RESERVES	215.4	215.4	-
EXCHANGE RESERVES	673.4	673.4	-
RETAINED EARNINGS	3,556.7	3,556.7	-
	8,803.8	9,132.4	-*
MINORITY INTEREST	990.2	990.2	-
	9,794.0	10,122.6	-*
NON-CURRENT LIABILITIES			
Loans and financing	2,083.2	2,083.2	-
Deferred tax liabilities	234.8	234.8	-
	2,318.0	2,318.0	-
	12,112.0	12,440.6	-*

*Representing RM1.00, comprising 2 ordinary shares at RM0.50 each, assuming only 2 new Sime Darby shares are issued under the Proposed Share Issue

PRICEWATERHOUSECOOPERS
KUALA LUMPUR
for identification only
Chartered Accountants

SIME DARBY BERHAD

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

			Proposals
		Proforma I	Proforma II
	Audited Consolidated Balance Sheet As At 30 June 2006	After the Assumed Full Exercise of Sime Darby's ESOS	After Proforma I, Proposed Disposal of the Entire Business and Undertaking Including All Assets and Liabilities to Synergy Drive Berhad, the Proposed Capital Repayment to the Shareholders of Sime Darby and the Proposed Issuance of New Ordinary Shares of RM0.50 each
	RM'million	RM'million	RM'million
CURRENT ASSETS			
Inventories	3,381.3	3,381.3	-
Property development costs	787.3	787.3	-
Trade and other receivables	3,318.6	3,318.6	-
Tax recoverable	134.9	134.9	-
Cash under Housing Development Account	280.2	280.2	-
Bank balances, deposits and cash	2,932.2	3,260.8	-*
	10,834.5	11,163.1	-*
CURRENT LIABILITIES			
Trade and other payables	3,794.6	3,794.6	-
Provisions	130.1	130.1	-
Short-term borrowings	1,256.6	1,256.6	-
Current taxation	244.5	244.5	-
	5,425.8	5,425.8	-
NET CURRENT ASSETS	5,408.7	5,737.3	-*

*Representing RM1.00, comprising 2 ordinary shares at RM0.50 each, assuming only 2 new Sime Darby shares are issued under the Proposed Share Issue

PRICEWATERHOUSECOOPERS KUALA LUMPUR for identification only Chartered Accountants

SIME DARBY BERHAD

PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

			Proposals
		Proforma I	Proforma III
	Audited Consolidated Balance Sheet As At 30 June 2006	After the Assumed Full Exercise of Sime Darby's ESOS	After Proforma I, Proposed Disposal of the Entire Business and Undertaking Including All Assets and Liabilities to Synergy Drive Berhad, the Proposed Capital Repayment to the Shareholders of Sime Darby and the Proposed Issuance of New Ordinary Shares of RM0.50 each
	RM'million	RM'million	RM'million
NON-CURRENT ASSETS			
Trade and other receivables	454.1	454.1	-
Deferred tax assets	364.9	364.9	-
Investments	348.4	348.4	-
Associates	545.2	545.2	-
Jointly controlled entities	1.1	1.1	-
Land held for property development	262.5	262.5	-
Property, plant and equipment	4,655.6	4,655.6	-
Goodwill	3.0	3.0	-
Intangible assets	68.5	68.5	-
	6,703.3	6,703.3	-
	12,112.0	12,440.6	-*
Net tangible asset ("NTA")	8,732.3	9,060.9	-*
Net assets ("NA")	8,803.8	9,132.4	-*
Number of ordinary shares of RM0.50 each	2,465.5	2,527.0	-*
NTA per ordinary share (sen)	354	359	50
NA per ordinary share (sen)	357	361	50

*Representing RM1.00, comprising 2 ordinary shares at RM0.50 each, assuming 2 new Sime Darby shares are issued under the Proposed Share Issue

NTA attributable to ordinary shareholders comprises ordinary share capital and reserves attributable to the ordinary shareholders of the Company less intangible assets.

NA attributable to ordinary shareholders comprises ordinary share capital and reserves attributable to the ordinary shareholders of the Company.

PRICEWATERHOUSECOOPERS
KUALA LUMPUR
for identification only
Chartered Accountants

SIME DARBY BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006

1 PROPOSALS

1.1 Proposals

1.1.1 On 21 December 2006, Sime Darby accepted the offer from Synergy Drive Berhad ("Synergy Drive") to acquire the entire business and undertaking including all assets and liabilities of the Company ("Offer"). The Proposals to Sime Darby are as follows:

(i) Proposed disposal of the entire business and undertaking including all the assets and liabilities of the Company to Synergy Drive ("Proposed Disposal");

(ii) Proposed capital repayment to the shareholders of the Company ("Proposed Capital Repayment"); and

(iii) Proposed issuance of new ordinary shares of RM0.50 each in Sime Darby of 2 new Sime Darby shares or such number of new Sime Darby shares to Synergy Drive at par value for Synergy Drive to maintain not less than 90% shareholding in Sime Darby ("Proposed Share Issue").

Proposed Disposal

1.1.2 The Proposed Disposal involves the proposed disposal of the entire business and undertaking carried out by Sime Darby, including its assets and liabilities (which include any liabilities arising from expenses and taxes incurred in connection with the Proposals), for a total disposal consideration equivalent to RM6.46 per ordinary share of RM0.50 each in the issued and paid-up capital of the Company ("Sime Darby Share"), multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion ("Disposal Price"). Based on the number of Sime Darby Shares in issue of 2,465.5 million as at 30 June 2006, the Disposal Price is RM15,927.3 million.

As at 30 June 2006, Sime Darby had 62,012,000 outstanding Employees' Share Option Scheme ("ESOS") options of which 506,000 lapsed by 30 June 2007. Assuming the full exercise of these 61,506,000 ESOS options, the maximum possible Disposal Price is RM16,324.6 million.

1.1.3 Synergy Drive shall satisfy the Disposal Price through an equivalent value of Series (A) redeemable convertible preference shares of Synergy Drive ("RCPS A") at RM5.25 for each RCPS A. The consideration for the Proposed Disposal through an equivalent value of RCPS A shall be satisfied in full on completion.

PRICEWATERHOUSECOOPERS
KUALA LUMPUR
for identification only
Chartered Accountants

SIME DARBY BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

1 PROPOSALS (CONTINUED)

1.2 Details of Proposed Capital Repayment and Proposed Share Issue

1.2.1 Subject to the Proposed Disposal and the Company obtaining all the requisite approvals, the Company proposes to carry out the Proposed Capital Repayment upon the completion of the proposed Disposal to return all the RCPS A representing the Disposal Price to the shareholders of Sime Darby.

1.2.2 After the completion of the Proposed Disposal but prior to the Proposed Capital Repayment, Sime Darby shall undertake a bonus issue of shares to be effected by way of capitalisation of all reserves (including the reserves arising from the Proposed Disposal) to facilitate the implementation of the Proposed Capital Repayment.

1.2.3 Simultaneously with the Proposed Capital Repayment, Sime Darby shall carry out the Proposed Share Issue, which will result in Sime Darby becoming a subsidiary of Synergy Drive.

1.2.4 Each shareholder of the Company entitled under the Proposed Capital Repayment will have the option to convert each RCPS A that such shareholder is entitled to receive into 1 Synergy Drive share by notice to Synergy Drive ("Election Notice"). If Synergy Drive fails to receive the duly completed Election Notice within 14 days from the date of the Election Notice is sent out, or such other period as agreed in writing by Synergy Drive, then each shareholder shall receive RM5.25 in cash for each RCPS A due to him. Sime Darby cannot convert the RCPS A received or receivable by it pursuant to the capital repayments of Sime Engineering Services Berhad ("Sime Engineering") and Sime UEP Properties Berhad ("Sime UEP") as Sime Darby will become a subsidiary of Synergy Drive after its Proposed Capital Repayment and Proposed Share Issue.

1.2.5 The new Synergy Drive shares to be allotted and issued to the shareholders of Sime Darby electing to receive Synergy Drive shares will, upon allotment and issue, rank parri passu in all respects with the existing ordinary shares of Synergy Drive, save and except that the holders of such new Synergy Drive shares shall not be entitled to any dividends, rights, allotments and/or distributions, the entitlement date of which is prior to the date of allotment of such new Synergy Drive shares.

1.2.6 If Court approval is not obtained for the Proposed Capital Repayment, the RCPS A received by Sime Darby will be converted by Sime Darby into ordinary shares of Synergy Drive on the expiry of 9 months from the date of issue of issue of RCPS A or redeemed for cash on the expiry of 9 months from the date of issue of RCPS A upon mutual agreement between Sime Darby and Synergy Drive.

SIME DARBY BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

2 BASIS OF PREPARATION

2.1 The Proforma Consolidated Balance Sheet of Sime Darby Group as at 30 June 2006 has been prepared based on the audited consolidated balance sheet of Sime Darby Group as at 30 June 2006, which was extracted from the audited consolidated financial statements of Sime Darby Group for the financial year ended 30 June 2006, reported on without modification by the auditors, Messrs. PricewaterhouseCoopers.

2.2 The Proforma Consolidated Balance Sheet of Sime Darby Group has been prepared based on the accounting policies and bases consistent with those previously adopted in the preparation of the audited consolidated financial statements of Sime Darby Group for the financial year ended 30 June 2006.

2.3 The Proforma Consolidated Balance Sheet has not incorporated any changes in the accounting policies and bases arising from the adoption of the new Financial Reporting Standards in Malaysia that are effective for accounting periods beginning on or after 1 January 2006, which are applicable to Sime Darby Group in the financial year ending 30 June 2007.

2.4 Transaction costs are ignored as it is deemed to be immaterial.

2.5 The Proforma Consolidated Balance Sheet is prepared on the basis that Sime Darby obtains confirmation of the Court for its Proposed Capital Repayment. Accordingly, the Proforma does not illustrate the situation where the RCPS A received by Sime Darby is converted by Sime Darby into ordinary shares of Synergy Drive on the expiry of 9 months from the date of issue of RCPS A or if the RCPS A is redeemed for cash on the expiry of 9 months from the date of issue of RCPS A upon mutual agreement between Sime Darby and Synergy Drive.

PRICEWATERHOUSECOOPERS
KUALA LUMPUR
for identification only
Chartered Accountants

SIME DARBY BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

3 EFFECTS OF THE PROPOSALS ON THE PROFORMA CONSOLIDATED BALANCE SHEET

3.1 The Proforma Consolidated Balance Sheet of Sime Darby Group incorporates the effects of the Proposals as set out in Note 1 above, on the audited consolidated balance sheet of Sime Darby Group as at 30 June 2006 on the assumption that the Proposals had been effected on that date.

3.1.1 Proforma I

Proforma I incorporates the effect of the assumed full exercise of the 61,506,000 outstanding ESOS of Sime Darby as at 30 June 2006 ("ESOS Exercise").

The outstanding ESOS are expected to be exercised in full at an average exercise price of RM5.34 per share. This will result in an increase in the share capital of Sime Darby by RM30.7 million and in the share premium reserves by RM297.9 million.

3.1.2 Proforma II

The Proforma II incorporates the effects of the Proposed Disposal which result in the transfer of the entire business and undertaking including all the assets and liabilities of the Sime Darby Group to Synergy Drive, inclusive of the ESOS Exercise.

For the purposes of preparation of the Proforma Consolidated Balance Sheet, the consideration is based on the Disposal Price of RM6.46 per ordinary share of RM0.50 each in the issued and paid-up capital of the Company. Based on the number of Sime Darby Shares in issue as at 30 June 2006 of 2,465.5 million and the full exercise of the 61,506,000 outstanding ESOS options as at 30 June 2006, the maximum consideration is RM16,324.6 million. The maximum disposal consideration of RM16,324.6 million will be satisfied by way of issuance of approximately 3,109.4 million RCPS A by Synergy Drive to Sime Darby.

The Proforma also incorporates the effects of the proposed capital repayment to return the RCPS A of Synergy Drive to the shareholders of Sime Darby on the assumption that the confirmation of the Court for the Proposed Capital Repayment of Sime Darby is obtained and the effects of the proposed issuance of new ordinary shares of RM0.50 each in Sime Darby to Synergy Drive, assuming only 2 new Sime Darby shares are issued under the Proposed Share Issue.

The Proposed Capital Repayment represents distribution to shareholders and will result in the decrease in ths share capital and reserves of Sime Darby Group.

Assuming only 2 new Sime Darby shares are issued under, the Proposed Share Issue will result in the Company having a share capital of RM1.00, comprising 2 new ordinary shares at RM0.50 each, for cash at par.

SIME DARBY BERHAD

NOTES TO THE PROFORMA CONSOLIDATED BALANCE SHEET AS AT 30 JUNE 2006 (CONTINUED)

Adopted and approved in accordance with a resolution of the Board of Directors dated 9 JUL 2007

Director

1650J/py (v2)

PRICEWATERHOUSECOOPERS
KUALA LUMPUR
for identification only
Chartered Accountants

PROFORMA CONSOLIDATED BALANCE SHEETS OF SYNERGY DRIVE AS AT 30 JUNE 2006, PROFORMA CONSOLIDATED INCOME STATEMENTS OF SYNERGY DRIVE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006 AND THE REPORTING ACCOUNTANTS' LETTER THEREON
(Prepared for inclusion in this Circular)

ERNST & YOUNG
AF: 0039

Chartered Accountants
Level 23A, Menara Milenium
Jalan Damanlela
Pusat Bandar Damansara
50490 Kuala Lumpur, Malaysia

Mail Address:
P.O. Box 11040
50734 Kuala Lumpur, Malaysia

Phone : (03) 7495-8000
Fax : (03) 2095-5332
(General Line)
(03) 2095-9076
(03) 2095-9078
www.ey.com/my

Reporting Accountants' Report on Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the Financial Year Ended 30 June 2006 (prepared for inclusion in the Circular to Shareholders)

12 July 2007

The Board of Directors
Synergy Drive Bhd
5th Floor Bangunan CIMB
Jalan Semantan
Damansara Heights
50490 Kuala Lumpur

Dear Sirs,

SYNERGY DRIVE BHD – PRO FORMA CONSOLIDATED BALANCE SHEETS AS AT 30 JUNE 2006 AND PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR THE FINANCIAL YEAR ENDED 30 JUNE 2006

We report on the pro forma financial information (which we have stamped for the purpose of identification) of Synergy Drive Bhd ("Synergy Drive" or "the Company") and its proposed subsidiaries (collectively referred to as "the Synergy Drive Group") as set out in the accompanying appendices to provide information about:

- the consolidated balance sheet of Synergy Drive Group as at 30 June 2006 as if the proposed acquisition by Synergy Drive had been completed on that date; and
- the consolidated income statement of Synergy Drive Group for the year ended 30 June 2006 as if Synergy Drive Group had been in existence since the beginning of the financial year ended 30 June 2006.

The pro forma consolidated balance sheets as at 30 June 2006 and pro forma consolidated income statements for the financial year ended 30 June 2006, together with the notes thereon, have been prepared for illustrative purposes only, for inclusion in the Circular to Shareholders of the Participating Companies as defined below in connection with the following proposed transactions (collectively known as "the Proposals"):

- Proposed acquisitions by Synergy Drive of the entire businesses and undertakings including all assets and liabilities of the following companies:
  (i) Sime Darby Berhad ("Sime Darby")
  (ii) Sime Engineering Services Berhad ("Sime Engineering")
  (iii) Sime UEP Properties Berhad ("Sime UEP")
  (iv) Kumpulan Guthrie Berhad ("KGB")
  (v) Guthrie Ropel Berhad ("GRopel")
  (vi) Highlands & Lowlands Berhad ("HLB")
  (vii) Golden Hope Plantations Berhad ("GHope")
  (viii) Mentakab Rubber Company (Malaya) Berhad ("Mentakab")

  (Collectively, known as the "Participating Companies")

  To be satisfied by the issuance of Series A Redeemable Convertible Preference Shares ("RCPS A").

- Proposed capital repayment by each of the Participating Companies to distribute the RCPS A to their shareholders. Each entitled shareholder has the option to convert the RCPS A to Synergy Drive ordinary shares or to receive cash.

- Proposed mandatory take-over offer for all the ordinary shares of Negara Properties (M) Berhad ("Negara") not held by GHope to be satisfied by the issuance of Synergy Drive ordinary shares.

It is the responsibility solely of the directors of Synergy Drive to prepare the pro forma consolidated balance sheets and pro forma consolidated income statements.

It is our responsibility to form an opinion on the pro forma consolidated balance sheets and pro forma consolidated income statements and to report our opinion to you. Our work consisted primarily of comparing the unadjusted financial information presented with their original form, considering the adjustments and discussing the pro forma consolidated balance sheets and pro forma consolidated income statements with the responsible officers of Synergy Drive. Our work involved no independent examination of any of the underlying financial information.

In our opinion:

(a) the pro forma consolidated balance sheets and pro forma consolidated income statements have been properly prepared on the basis stated and such basis is consistent with the accounting policies of Sime Darby, which policies are those adopted by Synergy Drive;

(b) the financial statements used in the preparation of the pro forma consolidated balance sheets and pro forma consolidated income statements have been properly prepared in accordance with applicable Financial Reporting Standards in Malaysia; and

(c) each material adjustment made to the information used in the preparation of the pro forma consolidated balance sheets and pro forma consolidated income statements is appropriate for the purposes of preparing the pro forma consolidated balance sheets and pro forma consolidated income statements.

We draw your attention to the following sections in Appendix B:

- Section A, Pro forma I of the pro forma consolidated balance sheets, where it is stated that the RCPS A issued by Synergy Drive is at the offer price of RM5.25 per share as at 27 November 2006.

- Section A, Pro forma I of the pro forma consolidated balance sheets, where it is stated that all RCPS A receivable will be recorded immediately as issuance of ordinary shares of Synergy Drive or cash redemption. This is on the assumption that the RCPS A receivable will be settled directly through the issuance of Synergy Drive shares or cash in respect of the Proposed Capital Repayment by each of the Participating Companies.

- Section A, Pro forma I of the pro forma consolidated balance sheets, where it is stated that the pro forma consolidated balance sheets are prepared on the assumption that there were no intercompany balances between Sime Darby Group, KGB Group and GHope Group.

- Section B, Pro forma consolidated income statements, where it is stated that the results of KGB Group for the financial year ended 30 June 2006 used in the pro forma consolidated income statements of Synergy Drive Group for the financial year ended 30 June 2006, have been derived from the aggregation of unaudited results from the quarterly announcements of KGB Group from 1 July 2005 to 30 June 2006. We have not performed any audit, review or other procedures on these results for KGB Group for the financial year ended 30 June 2006.

- Section B, Pro forma I of the consolidated income statements, where it is stated that the pro forma consolidated income statements are prepared on the assumption that there were no intercompany transactions between Sime Darby Group, KGB Group and GHope Group during the financial year ended 30 June 2006.

The accompanying pro forma consolidated balance sheets and pro forma consolidated income statements and this letter have been prepared solely for the purposes stated above, in connection with the aforementioned Proposals. This letter is not to be reproduced, referred to in any other document, relied upon or used for any other purpose without our prior written consent.

Yours faithfully

Ernst & Young
AF:0039
Chartered Accountants

Abdul Rauf Rashid
No. 2305/05/08(J)
Partner

Kuala Lumpur, Malaysia

SYNERGY DRIVE BHD
PRO FORMA CONSOLIDATED BALANCE SHEETS
Scenario 1 - All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for

	Synergy Drive after issuance of RCPS B RM'mil	Sime Darby Audited after *adjustment* for ESOS 30 June 2006 RM'mil	Sime Engineering RM'mil	Sime UEP RM'mil	KGB Audited after adjustment for ESOS 31 December 2006 RM'mil	GRopel RM'mil	H&L RM'mil	GHop Audited aft adjustme for ESO 30 June 20 RM'm
ASSETS								
NON-CURRENT ASSETS								
Property, plant and equipment	-	4,655.6	-	-	2,530.8	-	-	3,958.[illegible]
Plantation development expenditure	-	-	-	-	2,434.8	-	-	-
Investment properties	-	-	-	-	-	-	-	-
Prepaid lease payments	-	-	-	-	342.4	-	-	-
Land held for property development	-	262.5	-	-	266.2	-	-	90.[illegible]
Investments in associated companies	-	545.2	-	-	16.7	-	-	599.9
Jointly controlled entities	-	1.1	-	-	2.0	-	-	-
Other investments	-	348.4	-	-	1.8	-	-	42.7
Deferred tax assets	-	364.9	-	-	152.1	-	-	226.1
Trade and other receivables	-	454.1	-	-	101.4	-	-	-
Intangible assets	-	68.5	-	-	-	-	-	-
Goodwill	-	3.0	-	-	254.5	-	-	183.6
	-	6,703.3	-	-	6,102.7	-	-	5,101.3
CURRENT ASSETS								
Inventories	-	3,381.3	-	-	189.3	-	-	379.7
Property development costs	-	787.3	-	-	413.4	-	-	152.0
Amount due from customer on contract	-	372.5	-	-	-	-	-	35.2
Trade and other receivables	-	2,946.0	-	-	417.4	-	-	728.1
Income tax recoverable	-	134.9	-	-	97.5	-	-	16.5
Marketable securities	-	-	-	-	37.4	-	-	5.0
Cash held under Housing Development account	-	280.2	-	-	102.4	-	-	2.6
Cash and cash equivalents	25.0	3,260.9	-	-	761.2	-	-	521.0
	25.0	11,163.1	-	-	2,018.6	-	-	1,840.1
Assets held for sale	-	-	-	-	678.9	-	-	-
	25.0	11,163.1	-	-	2,697.5	-	-	1,840.1
CURRENT LIABILITIES								
Short term borrowings	-	1,256.6	-	-	298.2	-	-	509.7
Trade and other payables	-	3,751.5	-	-	527.2	-	-	586.9
Provisions	-	130.1	-	-	-	-	-	-
Amount due to customer on contract	-	43.1	-	-	-	-	-	28.6
Deferred income	-	-	-	-	2.3	-	-	-
Provision for taxation	-	244.5	-	-	55.2	-	-	24.5
	-	5,425.8	-	-	882.9	-	-	1,149.7
Liabilities associated with asset held for sale	-	-	-	-	9.1	-	-	-
	-	5,425.8	-	-	892.0	-	-	1,149.7
NET CURRENT ASSETS	25.0	5,737.3	-	-	1,805.5	-	-	690.4
	25.0	12,440.6	-	-	7,908.2	-	-	5,791.7
FINANCED BY								
Share capital	-	1,263.5	-	-	1,033.7	-	-	1,513.1
Share premium	0.1	3,351.2	-	-	70.1	-	-	697.5
RCPS B	2.5	-	-	-	-	-	-	-
Merger relief reserve	-	-	-	-	-	-	-	-
Merger deficit	-	-	64.2	631.4	-	315.8	1,066.5	-
Other reserves	-	961.0	-	-	769.0	-	-	75.3
Retained earnings	-	3,556.7	-	-	1,308.5	-	-	2,994.2
Shareholders' equity	2.6	9,132.4	64.2	631.4	3,181.3	315.8	1,066.5	5,280.1
Minority interests	-	990.2	(64.2)	(631.4)	1,568.0	(315.8)	(1,066.5)	198.0
LONG TERM LIABILITIES								
RCPS B	22.4	-	-	-	-	-	-	-
Long term borrowings	-	2,083.2	-	-	2,450.4	-	-	118.5
Deferred income	-	-	-	-	8.1	-	-	-
Retirement benefits	-	-	-	-	25.0	-	-	-
Deferred tax liabilities	-	234.8	-	-	675.4	-	-	195.1
	22.4	2,318.0	-	-	3,158.9	-	-	313.6
	25.0	12,440.6	-	-	7,908.2	-	-	5,791.7
Net Tangible Assets per share (RM)	13,000.00							
Net Assets per share (RM)	13,000.00							

Synergy Drive ordinary shares

		Pro forma I		Pro forma II		Pro forma III		Pro forma IV
Mentakab	Adjustments	After Proposed Merger	Adjustments	After adoption of new/revised FRSs and harmonisation of accounting policies	Adjustments	After conversion of RCPS B	Adjustments	After mandatory general offer of Negara
RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil
-	-	11,145.2	(3,808.1)	7,337.1	-	7,337.1	-	7,337.1
-	-	2,434.8	955.0	3,389.8	-	3,389.8	-	3,389.8
-	-	-	192.2	192.2	-	192.2	-	192.2
-	-	342.4	1,226.0	1,568.4	-	1,568.4	-	1,568.4
-	-	618.9	(33.9)	585.0	-	585.0	-	585.0
-	-	1,161.8	-	1,161.8	-	1,161.8	-	1,161.8
-	-	3.1	-	3.1	-	3.1	-	3.1
-	-	392.9	-	392.9	-	392.9	-	392.9
-	-	743.1	(0.7)	742.4	-	742.4	-	742.4
-	-	555.5	-	555.5	-	555.5	-	555.5
-	-	68.5	-	68.5	-	68.5	-	68.5
-	-	441.1	(438.1)	3.0	-	3.0	-	3.0
-	-	17,907.3	(1,907.6)	15,999.7	-	15,999.7	-	15,999.7
-	-	3,950.3	-	3,950.3	-	3,950.3	-	3,950.3
-	-	1,352.7	-	1,352.7	-	1,352.7	-	1,352.7
-	-	407.7	-	407.7	-	407.7	-	407.7
-	-	4,091.5	18.7	4,110.2	-	4,110.2	-	4,110.2
-	-	248.9	-	248.9	-	248.9	-	248.9
-	-	42.4	-	42.4	-	42.4	-	42.4
-	-	385.2	-	385.2	-	385.2	-	385.2
-	-	4,568.1	-	4,568.1	-	4,568.1	-	4,568.1
-	-	15,046.8	18.7	15,065.5	-	15,065.5	-	15,065.5
-	-	678.9	46.8	725.7	-	725.7	-	725.7
-	-	15,725.7	65.5	15,791.2	-	15,791.2	-	15,791.2
-	-	2,064.5	-	2,064.5	-	2,064.5	-	2,064.5
-	-	4,865.6	-	4,865.6	-	4,865.6	-	4,865.6
-	-	130.1	-	130.1	-	130.1	-	130.1
-	-	71.7	-	71.7	-	71.7	-	71.7
-	-	2.3	-	2.3	-	2.3	-	2.3
-	-	324.2	-	324.2	-	324.2	-	324.2
-	-	7,458.4	-	7,458.4	-	7,458.4	-	7,458.4
-	-	9.1	-	9.1	-	9.1	-	9.1
-	-	7,467.5	-	7,467.5	-	7,467.5	-	7,467.5
-	-	8,258.2	65.5	8,323.7	-	8,323.7	-	8,323.7
-	-	26,165.5	(1,842.1)	24,323.4	-	24,323.4	-	24,323.4
-	(791.8)	3,018.5	-	3,018.5	25.0	3,043.5	5.8	3,049.3
-	(4,118.8)	0.1	-	0.1	(0.1)	-	54.8	54.8
-	-	2.5	-	2.5	(2.5)	-	-	-
-	7,027.7	7,027.7	(490.0)	6,537.7	-	6,537.7	-	6,537.7
39.2	(2,117.1)	-	-	-	-	-	-	-
-	-	1,805.3	(738.6)	1,066.7	-	1,066.7	-	1,066.7
-	-	7,859.4	(428.2)	7,431.2	-	7,431.2	41.8	7,473.0
39.2	-	19,713.5	(1,656.8)	18,056.7	22.4	18,079.1	102.4	18,181.5
(39.2)	-	639.1	(6.3)	632.8	-	632.8	(102.4)	530.4
-	-	22.4	-	22.4	(22.4)	-	-	-
-	-	4,652.1	-	4,652.1	-	4,652.1	-	4,652.1
-	-	8.1	-	8.1	-	8.1	-	8.1
-	-	25.0	-	25.0	-	25.0	-	25.0
-	-	1,105.3	(179.0)	926.3	-	926.3	-	926.3
-	-	5,812.9	(179.0)	5,633.9	(22.4)	5,611.5	-	5,611.5
-	-	26,165.5	(1,842.1)	24,323.4	-	24,323.4	-	24,323.4
		3.18		2.98		2.96		2.97
		3.27		2.99		2.97		2.98

SYNERGY DRIVE BHD
PRO FORMA CONSOLIDATED BALANCE SHEETS
Scenario 2 - All RCPS A holders except for PNB and unit trusts managed by PNB and the RCPS B holder opt for cash instead of conversion to

	Synergy Drive after issuance of RCPS B	Sime Darby Audited after adjustment for ESOS 30 June 2006	Sime Engineering	Sime UEP	KGB Audited after adjustment for ESOS 31 December 2006	GRopel	H&L	GHop Audited af adjustme for ESO 30 June 20
	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'r
ASSETS								
NON-CURRENT ASSETS								
Property, plant and equipment	-	4,655.6	-	-	2,530.8	-	-	3,958.
Plantation development expenditure	-	-	-	-	2,434.8	-	-	-
Investment properties	-	-	-	-	-	-	-	-
Prepaid lease payments	-	-	-	-	342.4	-	-	-
Land held for property development	-	262.5	-	-	266.2	-	-	90.
Investments in associated companies	-	545.2	-	-	16.7	-	-	599.9
Jointly controlled entities	-	1.1	-	-	2.0	-	-	-
Other investments	-	348.4	-	-	1.8	-	-	42.
Deferred tax assets	-	364.9	-	-	152.1	-	-	226.1
Trade and other receivables	-	454.1	-	-	101.4	-	-	-
Intangible assets	-	68.5	-	-	-	-	-	-
Goodwill	-	3.0	-	-	254.5	-	-	183.6
	-	6,703.3	-	-	6,102.7	-	-	5,101.3
CURRENT ASSETS								
Inventories	-	3,381.3	-	-	189.3	-	-	379.7
Property development costs	-	787.3	-	-	413.4	-	-	152.0
Amount due from customer on contract	-	372.5	-	-	-	-	-	35.2
Trade and other receivables	-	2,946.0	-	-	417.4	-	-	728.1
Income tax recoverable	-	134.9	-	-	97.5	-	-	16.5
Marketable securities	-	-	-	-	37.4	-	-	5.0
Cash held under Housing Development account	-	280.2	-	-	102.4	-	-	2.6
Cash and cash equivalents	25.0	3,260.9	-	-	761.2	-	-	521.0
	25.0	11,163.1	-	-	2,018.6	-	-	1,840.1
Assets held for sale	-	-	-	-	678.9	-	-	-
	25.0	11,163.1	-	-	2,697.5	-	-	1,840.1
CURRENT LIABILITIES								
Short term borrowings	-	1,256.6	-	-	298.2	-	-	509.7
Trade and other payables	-	3,751.5	-	-	527.2	-	-	586.9
Provisions	-	130.1	-	-	-	-	-	-
Amount due to customer on contract	-	43.1	-	-	-	-	-	28.6
Deferred income	-	-	-	-	2.3	-	-	-
Provision for taxation	-	244.5	-	-	55.2	-	-	24.5
	-	5,425.8	-	-	882.9	-	-	1,149.7
Liabilities associated with asset held for sale	-	-	-	-	9.1	-	-	-
	-	5,425.8	-	-	892.0	-	-	1,149.7
NET CURRENT ASSETS	25.0	5,737.3	-	-	1,805.5	-	-	690.4
	25.0	12,440.6	-	-	7,908.2	-	-	5,791.7
FINANCED BY								
Share capital	-	1,263.5	-	-	1,033.7	-	-	1,513.1
Share premium	0.1	3,351.2	-	-	70.1	-	-	697.5
RCPS B	2.5	-	-	-	-	-	-	-
Merger relief reserve	-	-	-	-	-	-	-	-
Merger deficit	-	-	64.2	631.4	-	315.8	1,066.5	-
Other reserves	-	961.0	-	-	769.0	-	-	75.3
Retained earnings	-	3,556.7	-	-	1,308.5	-	-	2,994.2
Shareholders' equity	2.6	9,132.4	64.2	631.4	3,181.3	315.8	1,066.5	5,280.1
Minority interests	-	990.2	(64.2)	(631.4)	1,568.0	(315.8)	(1,066.5)	198.0
LONG TERM LIABILITIES								
RCPS B	22.4	-	-	-	-	-	-	-
Long term borrowings	-	2,083.2	-	-	2,450.4	-	-	118.5
Deferred income	-	-	-	-	8.1	-	-	-
Retirement benefits	-	-	-	-	25.0	-	-	-
Deferred tax liabilities	-	234.8	-	-	675.4	-	-	195.1
	22.4	2,318.0	-	-	3,158.9	-	-	313.6
	25.0	12,440.6	-	-	7,908.2	-	-	5,791.7
Net Tangible Assets per share (RM)	13,000.00							
Net Assets per share (RM)	13,000.00							

APPENDIX A

Synergy Drive ordinary shares and the minority shareholders of Negara opt for cash

		Pro forma I		**Pro forma II**		**Pro forma III**		**Pro forma IV**
Mentakab	Adjustments	**After Proposed Merger**	Adjustments	**After adoption of new/revised FRSs and harmonisation of accounting policies**	Adjustments	**After conversion of RCPS B**	Adjustments	**After mandatory general offer of Negara**
RM'mil	RM'mil	**RM'mil**	RM'mil	**RM'mil**	RM'mil	**RM'mil**	RM'mil	**RM'mil**
-	-	**11,145.2**	(3,808.1)	**7,337.1**	-	**7,337.1**	-	**7,337.1**
-	-	**2,434.8**	955.0	**3,389.8**	-	**3,389.8**	-	**3,389.8**
-	-	**-**	192.2	**192.2**	-	**192.2**	-	**192.2**
-	-	**342.4**	1,226.0	**1,568.4**	-	**1,568.4**	-	**1,568.4**
-	-	**618.9**	(33.9)	**585.0**	-	**585.0**	-	**585.0**
-	-	**1,161.8**	-	**1,161.8**	-	**1,161.8**	-	**1,161.8**
-	-	**3.1**	-	**3.1**	-	**3.1**	-	**3.1**
-	-	**392.9**	-	**392.9**	-	**392.9**	-	**392.9**
-	-	**743.1**	(0.7)	**742.4**	-	**742.4**	-	**742.4**
-	-	**555.5**	-	**555.5**	-	**555.5**	-	**555.5**
-	-	**68.5**	-	**68.5**	-	**68.5**	-	**68.5**
-	-	**441.1**	(438.1)	**3.0**	-	**3.0**	-	**3.0**
-	-	**17,907.3**	(1,907.6)	**15,999.7**	-	**15,999.7**	-	**15,999.7**
-	-	**3,950.3**	-	**3,950.3**	-	**3,950.3**	-	**3,950.3**
-	-	**1,352.7**	-	**1,352.7**	-	**1,352.7**	-	**1,352.7**
-	-	**407.7**	-	**407.7**	-	**407.7**	-	**407.7**
-	-	**4,091.5**	18.7	**4,110.2**	-	**4,110.2**	-	**4,110.2**
-	-	**248.9**	-	**248.9**	-	**248.9**	-	**248.9**
-	-	**42.4**	-	**42.4**	-	**42.4**	-	**42.4**
-	-	**385.2**	-	**385.2**	-	**385.2**	-	**385.2**
-	-	**4,568.1**	-	**4,568.1**	-	**4,568.1**	-	**4,568.1**
-	-	**15,046.8**	18.7	**15,065.5**	-	**15,065.5**	-	**15,065.5**
-	-	**678.9**	46.8	**725.7**	-	**725.7**	-	**725.7**
-	-	**15,725.7**	65.5	**15,791.2**	-	**15,791.2**	-	**15,791.2**
-	-	**2,064.5**	-	**2,064.5**	-	**2,064.5**	-	**2,064.5**
-	-	**4,865.6**	-	**4,865.6**	-	**4,865.6**	-	**4,865.6**
-	-	**130.1**	-	**130.1**	-	**130.1**	-	**130.1**
-	-	**71.7**	-	**71.7**	-	**71.7**	-	**71.7**
-	-	**2.3**	-	**2.3**	-	**2.3**	-	**2.3**
-	-	**324.2**	-	**324.2**	-	**324.2**	-	**324.2**
-	-	**7,458.4**	-	**7,458.4**	-	**7,458.4**	-	**7,458.4**
-	-	**9.1**	-	**9.1**	-	**9.1**	-	**9.1**
-	-	**7,467.5**	-	**7,467.5**	-	**7,467.5**	-	**7,467.5**
-	-	**8,258.2**	65.5	**8,323.7**	-	**8,323.7**	-	**8,323.7**
-	-	**26,165.5**	(1,842.1)	**24,323.4**	-	**24,323.4**	-	**24,323.4**
-	(2,292.2)	**1,518.1**	-	**1,518.1**	-	**1,518.1**	0.5	**1,518.6**
-	(4,118.8)	**0.1**	-	**0.1**	(0.1)	**-**	5.0	**5.0**
-	-	**2.5**	-	**2.5**	(2.5)	**-**	-	**-**
-	-	**-**	-	**-**	-	**-**	-	**-**
39.2	(9,342.2)	**(7,225.1)**	(490.0)	**(7,715.1)**	-	**(7,715.1)**	-	**(7,715.1)**
-	-	**1,805.3**	(738.6)	**1,066.7**	-	**1,066.7**	-	**1,066.7**
-	-	**7,859.4**	(428.2)	**7,431.2**	-	**7,431.2**	41.8	**7,473.0**
39.2	-	**3,960.3**	(1,656.8)	**2,303.5**	(2.6)	**2,300.9**	47.3	**2,348.2**
(39.2)	-	**639.1**	(6.3)	**632.8**	-	**632.8**	(102.4)	**530.4**
-	-	**22.4**	-	**22.4**	(22.4)	**-**	-	**-**
-	15,753.2	**20,405.3**	-	**20,405.3**	25.0	**20,430.3**	55.1	**20,485.4**
-	-	**8.1**	-	**8.1**	-	**8.1**	-	**8.1**
-	-	**25.0**	-	**25.0**	-	**25.0**	-	**25.0**
-	-	**1,105.3**	(179.0)	**926.3**	-	**926.3**	-	**926.3**
-	15,753.2	**21,566.1**	(179.0)	**21,387.1**	2.6	**21,389.7**	55.1	**21,444.8**
-	15,753.2	**26,165.5**	(1,842.1)	**24,323.4**	-	**24,323.4**	-	**24,323.4**
		1.14		**0.74**		**0.73**		**0.75**
		1.30		**0.76**		**0.76**		**0.77**

SYNERGY DRIVE BHD

PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR FINANCIAL YEAR ENDED 30 JUNE 2006

Scenario 1 - All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of

	Synergy Drive Unaudited at date of incorporation	Sime Darby Audited after adjustment for ESOS 30 June 2006	Sime Engineering	Sime UEP	KGB Audited after adjustment for ESOS 31 December 2006	GRopel
	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil	RM'mil
Revenue	-	20,162.1	-	-	2,208.2	-
Operating expenses	-	(18,838.5)	-	-	(1,814.8)	-
Other operating income	-	258.6	-	-	148.2	-
Operating profit	-	1,582.2	-	-	541.6	-
Share of results of jointly controlled entities	-	1.5	-	-	-	-
Share of results of associates	-	90.8	-	-	0.7	-
Profit before interest	-	1,674.5	-	-	542.3	-
Investment and interest income	-	89.5	-	-	39.4	-
Finance costs	-	(121.8)	-	-	(164.5)	-
Profit before tax	-	1,642.2	-	-	417.2	-
Taxation	-	(439.1)	-	-	(133.4)	-
Profit after tax	-	1,203.1	-	-	283.8	-
Minority Interests	-	(82.5)	6.5	49.0	(109.6)	7.8
Net profit for the year	-	1,120.6	6.5	49.0	174.2	7.8

Negara opt for Synergy Drive ordinary shares

H&L	GHope Audited after adjustment for ESOS 30 June 2006	Mentakab	Pro forma I After Proposed Merger	Adjustments	Pro forma II After adoption of new/revised FRSs and harmonisation of accounting policies	Adjustments	Pro forma III After mandatory general offer of Negara
RM'mil	RM'mil	RM'mil	**RM'mil**	RM'mil	**RM'mil**	RM'mil	**RM'mil**
-	3,824.7	-	**26,195.0**	-	**26,195.0**	-	**26,195.0**
-	(3,475.7)	-	**(24,129.0)**	24.9	**(24,104.1)**	-	**(24,104.1)**
-	38.8	-	**445.6**	1.1	**446.7**	-	**446.7**
-	387.8	-	**2,511.6**	26.0	**2,537.6**	-	**2,537.6**
-	-	-	**1.5**	-	**1.5**	-	**1.5**
-	17.3	-	**108.8**	(21.8)	**87.0**	-	**87.0**
-	405.1	-	**2,621.9**	4.2	**2,626.1**	-	**2,626.1**
-	11.4	-	**140.3**	-	**140.3**	-	**140.3**
-	(10.3)	-	**(296.6)**	-	**(296.6)**	-	**(296.6)**
-	406.2	-	**2,465.6**	4.2	**2,469.8**	-	**2,469.8**
-	(137.1)	-	**(709.6)**	20.0	**(689.6)**	-	**(689.6)**
-	269.1	-	**1,756.0**	24.2	**1,780.2**	-	**1,780.2**
76.6	(9.3)	2.5	**(59.0)**	(0.3)	**(59.3)**	4.4	**(54.9)**
76.6	259.8	2.5	**1,697.0**	23.9	**1,720.9**	4.4	**1,725.3**

SYNERGY DRIVE BHD

PRO FORMA CONSOLIDATED INCOME STATEMENTS FOR FINANCIAL YEAR ENDED 30 JUNE 2006

Scenario 2 - All RCPS A holders except for PNB and unit trusts managed by PNB and the RCPS B holder opt for cash instead of

	Synergy Drive Unaudited at date of incorporation RM'mil	Sime Darby Audited after adjustment for ESOS 30 June 2006 RM'mil	Sime Engineering RM'mil	Sime UEP RM'mil	KGB Audited after adjustment for ESOS 31 December 2006 RM'mil	GRopel RM'mil
Revenue	-	20,162.1	-	-	2,208.2	-
Operating expenses	-	(18,838.5)	-	-	(1,814.8)	-
Other operating income	-	258.6	-	-	148.2	-
Operating profit	-	1,582.2	-	-	541.6	-
Share of results of jointly controlled entities	-	1.5	-	-	-	-
Share of results of associates	-	90.8	-	-	0.7	-
Profit before interest	-	1,674.5	-	-	542.3	-
Investment and interest income	-	89.5	-	-	39.4	-
Finance costs	-	(121.8)	-	-	(164.5)	-
Profit before tax	-	1,642.2	-	-	417.2	-
Taxation	-	(439.1)	-	-	(133.4)	-
Profit after tax	-	1,203.1	-	-	283.8	-
Minority interests	-	(82.5)	6.5	49.0	(109.6)	7.8
Net profit for the year	-	1,120.6	6.5	49.0	174.2	7.8

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

APPENDIX A

conversion to Synergy Drive ordinary shares and the minority shareholders of Negara opt for cash

H&L RM'mil	GHope Audited after adjustment for ESOS 30 June 2006 RM'mil	Mentakab RM'mil	**Pro forma I After Proposed Merger RM'mil**	Adjustments RM'mil	**Pro forma II After adoption of new/revised FRSs and harmonisation of accounting policies RM'mil**	Adjustments RM'mil	**Pro forma III After redemption of RCPS A and B and mandatory general offer of Negara RM'mil**
-	3,824.7	-	**26,195.0**	-	**26,195.0**	-	**26,195.0**
-	(3,475.7)	-	**(24,129.0)**	24.9	**(24,104.1)**	-	**(24,104.1)**
-	38.8	-	**445.6**	1.1	**446.7**	-	**446.7**
-	387.8	-	**2,511.6**	26.0	**2,537.6**	-	**2,537.6**
-	-	-	**1.5**	-	**1.5**	-	**1.5**
-	17.3	-	**108.8**	(21.8)	**87.0**	-	**87.0**
-	405.1	-	**2,621.9**	4.2	**2,626.1**	-	**2,626.1**
-	11.4	-	**140.3**	-	**140.3**	-	**140.3**
-	(10.3)	-	**(296.6)**	-	**(296.6)**	(878.8)	**(1,175.4)**
-	406.2	-	**2,465.6**	4.2	**2,469.8**	(878.8)	**1,591.0**
-	(137.1)	-	**(709.6)**	20.0	**(689.6)**	246.1	**(443.5)**
-	269.1	-	**1,756.0**	24.2	**1,780.2**	(632.7)	**1,147.5**
76.6	(9.3)	2.5	**(59.0)**	(0.3)	**(59.3)**	4.4	**(54.9)**
76.6	259.8	2.5	**1,697.0**	23.9	**1,720.9**	(628.3)	**1,092.6**

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006

The Proposal involves the following:

- Proposed acquisitions by Synergy Drive Bhd ("Synergy Drive") of the entire businesses and undertakings including all assets and liabilities of the following companies:
  (i) Sime Darby Berhad ("Sime Darby")
  (ii) Sime Engineering Services Berhad ("Sime Engineering")
  (iii) Sime UEP Properties Berhad ("Sime UEP")
  (iv) Kumpulan Guthrie Berhad ("KGB")
  (v) Guthrie Ropel Berhad ("GRopel")
  (vi) Highlands & Lowlands Berhad ("HLB")
  (vii) Golden Hope Plantations Berhad ("GHope")
  (viii) Mentakab Rubber Company (Malaya) Berhad ("Mentakab")

  (Collectively, known as the "Participating Companies")

  To be satisfied by the issuance of Series A Redeemable Convertible Preference Shares ("RCPS A")

- Proposed capital repayment by each of the Participating Companies to distribute the RCPS A to their shareholders. Each entitled shareholder has the option to convert the RCPS A to Synergy Drive ordinary shares or to receive cash.

- Proposed mandatory take-over offer for all the ordinary shares of Negara Properties (M) Berhad ("Negara") not held by GHope to be satisfied by the issuance of Synergy Drive ordinary shares or cash.

A. Pro forma Consolidated Balance Sheets

Basis of Preparation

The Pro forma Consolidated Balance Sheets have been prepared to provide information about the consolidated balance sheet of Synergy Drive Group as at 30 June 2006 as if the proposals had been completed.

The transaction has been accounted for as a business combination among entities under common control. In view that business combinations under common control are scoped out of FRS 3 Business Combinations, the guidance set out in FRS 108 Accounting Policies, Changes in Accounting Estimates and Errors, is used to select the appropriate accounting policy for business combinations under common control.

Following the above requirement, merger accounting has been applied for a business combination under common control based on the pronouncements issued by other standard setting bodies in other countries. In applying merger accounting, the results of all the Participating Companies are included in the consolidated financial statements of the combined entity as if the combination had been effected throughout the financial year ended 30 June 2006.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

Basis of Preparation (Contd.)

The Pro forma Consolidated Balance Sheets have been prepared on a basis consistent with the accounting policies adopted by Sime Darby in the preparation of its audited consolidated financial statements for the financial year ended 30 June 2006, which policies are those adopted by Synergy Drive.

Synergy Drive financial statements is based on the unaudited financial statements at the date of incorporation (after adjustment for the subsequent issuance of 25 million Series B Redeemable Convertible Preference Shares ("RCPS B") of RM0.10 per RCPS B).

Effects of the proposals on the Pro forma Consolidated Balance Sheets

The Pro forma Consolidated Balance Sheets have been prepared under 2 scenarios:

- Scenario 1 – All Series A and Series B Redeemable Convertible Preference Shares ("RCPS") will be converted to Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares.

- Scenario 2 – All RCPS A holders except for Permodalan Nasional Berhad ("PNB") and unit trusts managed by PNB ("PNB and the unit trust funds") and the RCPS B holder opt for cash instead of conversion to Synergy Drive ordinary shares and minority shareholders of Negara opt for cash.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares

1.1 Pro forma I

a) Pro forma I incorporates the effects of the proposed acquisition of the entire business and undertaking including all the assets and liabilities of Sime Darby Group including minority interests in Sime UEP and Sime Engineering, KGB Group including minority interests in HLB and GRopel and GHope Group including minority interest in Mentakab, by Synergy Drive via issuance of RCPS A.

b) The purchase consideration shall be satisfied by Synergy Drive through the issuance of RCPS A at the issue price of RM5.25 each.

c) The purchase consideration is as follows:

- RM16,324.6 milion or equivalent to RM6.46 per ordinary share of RM0.50 each in the issued and paid up capital of Sime Darby as at 30 June 2006 via issuance of approximately 3,109.4 million RCPS A
- RM230.6milion or equivalent to RM1.57 per ordinary share of RM0.50 each in the issued and paid up capital of Sime Engineering as at 30 June 2006 not held by Sime Darby via issuance of approximately 43.9 million RCPS A
- RM780.5 milion or equivalent to RM3.95 per ordinary share of RM1.00 each in the issued and paid up capital of Sime UEP as at 30 June 2006 not held by Sime Darby via issuance of approximately 148.7 million RCPS A
- RM4,413.9 million or equivalent to RM4.27 per ordinary share of RM1.00 each in the issued and paid up capital of KGB as at 31 December 2006 via issuance of approximately 840.7million RCPS A
- RM238.7million or equivalent to RM4.46 per ordinary share of RM1.00 each in the issued and paid up capital of GRopel as at 31 December 2006 not held by KGB via issuance of approximately 45.5 million RCPS A
- RM1,398.6million or equivalent to RM5.09 per ordinary share of RM0.50 each in the issued and paid up capital of HLB as at 31 December 2006 not held by KGB via issuance of approximately 266.4 million RCPS A
- RM8,261.3 million or equivalent to RM5.46 per ordinary share of RM1.00 each in the issued and paid up capital of GHope as at 30 June 2006 via issuance of approximately 1,573.6 million RCPS A
- RM46.4 million or equivalent to RM1.96 per stock unit of RM1.00 each in the issued and paid up capital of Mentakab as at 30 June 2006 not held by GHope via issuance of approximately 8.8 million RCPS A

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares (Contd.)

1.1 Pro forma I (Contd.)

d) All RCPS A receivable by the shareholders of the Participating Companies will be recorded immediately as issuance of ordinary shares of Synergy Drive or cash payments. This is on the assumption that the RCPS A receivable will be settled directly through the issuance of ordinary shares of Synergy Drive or cash in respect of the Proposed Capital Repayment by each of the Participating Companies.

As a result of the above, the excess of the fair value of the ordinary shares issued and its par value is not recorded as share premium as no share premium will be recorded on the issuance of the ordinary shares as permitted under Section 60(4) of the Companies Act, 1965. The difference between the recorded value of RCPS A issuance and the par value of Synergy Drive ordinary shares will be recorded as Merger Relief Reserve.

For the purpose of this Scenario 1, all RCPS A receivable will be settled directly through issuance of Synergy Drive ordinary shares.

e) The pro forma consolidated balance sheets have been prepared for illustrative purposes based on the following:

- audited consolidated balance sheets as at 30 June 2006 of Sime Darby;
- audited consolidated balance sheets as at 30 June 2006 of GHope;
- audited consolidated balance sheets as at 31 December 2006 of KGB;

after making adjustments on the assumption of full exercise of their respective outstanding Employee's Share Option Scheme ("ESOS").

The total outstanding ESOS and the total cash proceeds arising from the full exercise of the ESOS are as follows:

	Outstanding No of ESOS Options '000	Total Cash Proceeds RM' million
Sime Darby	61,506	328.6
KGB	12,257	53.7
GHope	89,564	319.7

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares (Contd.)

1.1 Pro forma I (Contd.)

f) The acquisition of net assets attributable to the minority interest of Sime UEP, Sime Engineering, HLB, GRopel and Mentakab is deemed transaction between equity holders and the difference between the purchase consideration and carrying value of these assets are dealt with in merger reserve.

g) For the purposes of the Pro forma, the RCPS A issued by Synergy Drive is at the offer price of RM5.25 per share as at 27 November 2006. The merger relief reserve is RM28,675.7 million.

h) The application of merger accounting on this transaction will result in merger deficit of RM22,138 million in the consolidated balance sheet of Synergy Drive.

The Merger Deficit will be written off against Merger Relief Reserve to the extent of available Merger Relief Reserve.

i) The Pro forma Consolidated Balance Sheets are prepared based on the assumption that there are no intercompany balances between Sime Darby Group, KGB Group and GHope Group.

j) Post balance sheet transactions including transaction costs in connection with the Proposal and the effects of reduction in Malaysian corporate tax rate and exemption of real property gains tax are not accounted for in the pro forma consolidated balance sheets.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares (Contd.)

1.2 Pro forma II

Pro forma II incorporates the effects of Pro forma I and the adjustments for the adoption of the applicable new/revised Financial Reporting Standards ("FRSs") and the effects arising from harmonisation of certain accounting policies between the Participating companies to be consistent with those adopted by Synergy Drive. The harmonisation adjustments made are as follows:

- the reclassifications from property, plant and equipment to the following classifications:

	RM' million
Plantation development expenditure	1,438
Investment properties	192
Prepaid lease payments	1,371

- the reversal of the property, plant and equipment, plantation development expenditure and leasehold properties of KGB Group from its current revalued amounts to costs;

	RM' million
Property, plant and equipment	778
Plantation development expenditure	629
Prepaid lease payments	145

- the reinstatement of the plantation development expenditure arising from the adoption of capital maintenance method of accounting for plantation development expenditure by KGB Group;

	RM' million
Plantation development expenditure	145

- the writing off of goodwill arising from acquisitions before 31 December 2005 against retained profits of GHope Group and KGB Group;

	RM' million
Goodwill	438

- the reclassification of RM8.8 million on the exchange differences arising from monetary items that form part of KGB Group's net investment in foreign operation from retained profits to other reserve.

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares (Contd.)

1.2 Pro forma II (Contd.)

The net position after writing off Merger Relief Reserve against Merger Deficit is as follows:

	RM' million
Merger Relief Reserve	28,675.7
Less: Merger Deficit	(22,138.0)
Net Merger Relief Reserve	6,537.7

1.3 Pro forma III

Pro forma III incorporates the effects of Pro forma II and the conversion of all RCPS B into Synergy Drive ordinary shares based on the ratio of every one RCPS B to two Synergy Drive ordinary shares.

1.4 Pro forma IV

Pro forma IV incorporates Pro forma III and the full acceptance of the mandatory general offer to the minority shareholders of Negara via the issuance of Synergy Drive ordinary shares for Negara shares held by its minority shareholders.

The acquisition of the minority interest of Negara is deemed transaction between equity holders and the difference between the purchase consideration and carrying value of the minority interests are dealt with in reserve.

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

A) Pro forma Consolidated Balance Sheets (Contd.)

2. Scenario 2 – All RCPS A holders except for PNB and unit trusts managed by PNB and the RCPS B holder opt for cash instead of conversion to Synergy Drive ordinary shares and the minority shareholders of Negara opt for cash

The pro forma effects as shown in Pro forma I to III under Scenario 1 apply to Scenario 2 except for the effects of cash payments to RCPS A holders (except for PNB and unit trusts managed by PNB) and the RCPS B which this Scenario 2 applies. Pro forma IV is adjusted for the cash payment to the minority shareholders of Negara.

The RCPS A held by PNB and unit trusts managed by PNB are derived based on their existing shareholding of the Participating Companies as at 30 June 2007.

All RCPS A held by PNB and unit trusts managed by PNB and the difference between the fair value and par value of Synergy Drive ordinary shares will be recorded as indicated in note 1.1(d) of Scenario 1, Pro forma I above.

The net position after writing off of Merger Relief Reserve against Merger Deficit is as follows:

	RM' million
Merger Relief Reserve	14,422.9
Less: Merger Deficit	(22,138.0)
Net Merger Deficit	(7,715.1)

Synergy Drive is assumed to obtain borrowings of RM15.8 billion at the interest rate of 5.55% per annum to finance the cash payments to both RCPS A and RCPS B holders.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

B) Pro forma Consolidated Income Statements

Basis of preparation

The Pro forma Consolidated Income Statements of Synergy Drive for the year ended 30 June 2006 have been prepared for illustrative purposes, based on the following:

- unaudited financial statements at the date of incorporation of Synergy Drive;
- audited consolidated income statements for the financial year ended 30 June 2006 of Sime Darby;
- audited consolidated income statements for the financial year ended 30 June 2006 of GHope; and
- the aggregation of unaudited quarterly consolidated results for the 12-month period ended 30 June 2006 of KGB

Effects of the proposals on Pro forma Consolidated Income Statements

The Pro forma Consolidated Income Statements have been prepared under 2 scenarios:

- Scenario 1 – All Series A and Series B RCPS will be converted to Synergy Drive ordinary shares.

- Scenario 2 – All RCPS A holders except for those held by PNB and the unit trusts managed by PNB and the RCPS holder opt for cash instead of conversion to Synergy Drive ordinary shares and the minority shareholders of Negara opt for cash.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

Synergy Drive Bhd
Notes to the Pro forma Consolidated Balance Sheets as at 30 June 2006 and Pro forma Consolidated Income Statements for the year ended 30 June 2006 (Contd.)

B) Pro forma Consolidated Income Statements (Contd.)

1. Scenario 1 – All Series A and Series B RCPS will be converted into Synergy Drive ordinary shares and the minority shareholders of Negara opt for Synergy Drive ordinary shares

1.1 Pro forma I

a) Pro forma I incorporates the audited consolidated income statement of Sime Darby Group and GHope Group for the year ended 30 June 2006 and the aggregation of quarterly consolidated results for the 12-month period ended 30 June 2006 of KGB Group as if Synergy Drive Group had been in existence since the beginning of the financial year ended 30 June 2006.

b) The Pro forma Consolidated Income Statements have been prepared on a basis consistent with the accounting policies adopted by Sime Darby in the preparation of its audited consolidated financial statements for the financial year ended 30 June 2006 and the adoption of applicable new/ revised FRSs in Malaysia, which policies are those adopted by Synergy Drive.

c) The Pro forma Consolidated Income Statements are prepared based on the assumption that there are no intercompany transactions between Sime Darby Group, KGB Group and GHope Group during the financial year ended 30 June 2006.

d) Post balance sheet transactions including transaction costs in connection with the Proposal and the effects of reduction in Malaysian corporate tax rate and exemption of real property gains tax are not accounted for in the pro forma consolidated income statements.

ERNST & YOUNG (AF: 0039)
Chartered Accountants, Kuala Lumpur
For identification purposes only

In view of the above, KAP believes that its roles as set out above will not give rise to a conflict of interests situation.

Our Company has appointed ZICO as our legal counsel in relation to the Proposals. ZICO is not aware of any circumstances that will give rise to a conflict of interests situation.

4. DOCUMENTS FOR INSPECTION

The following documents can be inspected at our Registered Office at 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur, Malaysia, from Mondays to Fridays (except public holidays) during business hours for a period between the date of this Circular to the date of the EGM:

(i) the Memorandum and Articles of Association of our Company and Synergy Drive;

(ii) the audited consolidated financial statements for the past 2 financial years ended 30 June 2006 and the latest unaudited consolidated financial statements for the financial period ended 31 March 2007 of our Company;

(iii) the letters of consent referred to in Section 2 above;

(iv) the material contracts referred to in Section 7 of Appendix I(H);

(v) the cause papers for material litigation referred to in Section 8 of Appendix I(H);

(vi) the *proforma consolidated* balance sheets of our Company as at 30 June 2006 and the Reporting Accountants' letter referred to in Appendix III; and

(vii) the proforma consolidated balance sheets of Synergy Drive as at 30 June 2006, the proforma consolidated income statements of Synergy Drive for the financial year ended 30 June 2006 and the Reporting Accountants' letter referred to in Appendix IV.

Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia under the Companies Act, 1965)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting ("**EGM**") of Sime Darby Berhad will be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Friday, 17 August 2007 at 3.30 p.m., or at any adjournment thereof, for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions:

ORDINARY RESOLUTION – PROPOSED DISPOSAL OF THE ENTIRE BUSINESSES AND UNDERTAKINGS INCLUDING ALL ASSETS AND LIABILITIES OF SIME DARBY BERHAD ("SIME DARBY") TO SYNERGY DRIVE BHD ("SYNERGY DRIVE")

"**THAT**, subject to the approvals of all relevant authorities, approval be and is hereby given for the proposed disposal by Sime Darby to Synergy Drive of the entire businesses and undertakings of Sime Darby, including all assets and liabilities of Sime Darby as defined in the sale of business agreement executed between Sime Darby and Synergy Drive on 24 January 2007 ("***Sale of Business Agreement***"), for a total disposal consideration equivalent to RM6.46 per ordinary share of RM0.50 each in Sime Darby ("**Sime Darby Shares**") multiplied by the total outstanding Sime Darby Shares (less treasury shares, if any) as at completion, subject to and upon the terms and conditions of the Sale of Business Agreement ("**Proposed Disposal**");

AND THAT the Directors of Sime Darby be and are hereby empowered and authorised to do all acts, deeds and things and to execute, sign and deliver on behalf of Sime Darby, all such documents as they may deem necessary, expedient and/or appropriate to implement, give full effect to and complete the Proposed Disposal, with full powers to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit and/or as may be imposed by any relevant authorities in connection with the Proposed Disposal."

SPECIAL RESOLUTION

(I) PROPOSED CAPITAL REPAYMENT TO THE SHAREHOLDERS OF SIME DARBY BERHAD ("SIME DARBY") OF SERIES A REDEEMABLE CONVERTIBLE PREFERENCE SHARES ("RCPS A") (OR SUCH CONSIDERATION AS MAY BE DERIVED FROM THE RCPS A) RECEIVED OR RECEIVABLE UNDER THE PROPOSED DISPOSAL ON THE BASIS OF APPROXIMATELY 1.23 RCPS A FOR EACH ORDINARY SHARE OF RM0.50 EACH IN SIME DARBY ("SIME DARBY SHARE"); AND

(II) PROPOSED ISSUANCE OF NEW SIME DARBY SHARES TO SYNERGY DRIVE BHD ("SYNERGY DRIVE")

"**THAT** subject to the passing of the Ordinary Resolution, and the approvals of all relevant authorities, approval be and is hereby given to Sime Darby to carry out the following:

(I) to increase the authorised share capital of Sime Darby from RM1,500,000,000 comprising 3,000,000,000 ordinary shares of RM0.50 each to RM50,000,000,000 comprising 100,000,000,000 ordinary shares of RM0.50 each by the creation of an additional 97,000,000,000 new ordinary shares of RM0.50 each ranking pari passu with the existing Sime Darby Shares **AND THAT** Clause 5 of the Memorandum of Association and Article 3 of the Articles of Association of Sime Darby be amended accordingly ("**Proposed Increase in Authorised Share Capital**");

(II) to capitalise all sums standing to the credit of the retained earnings account (after applying such amount required to set-off losses, if any, and to cancel treasury shares, if any), share premium account, capital redemption reserve (after cancellation of treasury shares, if any), capital reserves, asset revaluation reserves and any other reserves which may be capitalised (including any realised capital gains from the Proposed Disposal) ("**Reserve Accounts**") immediately after the Proposed Disposal by allotting such number of new ordinary share(s) of RM0.50 each credited as fully paid-up for each RM0.50 standing to the credit of the Reserve Accounts ("**Proposed Bonus Issue**") **PROVIDED THAT** no new ordinary share shall be credited into the individual securities accounts of the shareholders of Sime Darby and in any case, no physical share certificates will be issued and the bonus shares shall be dealt with only in accordance with the terms of the Proposed Capital Reduction and Proposed Capital Repayment (as hereinafter defined) **AND THAT** the new ordinary shares arising from the Proposed Bonus Issue shall upon allotment, rank pari passu in all respects with the existing ordinary shares of Sime Darby except that they will not be entitled to any dividends, rights, allotments or other forms of distributions for which the "Books Closing Date" precedes the date of allotment of the new ordinary shares pursuant to the Proposed Bonus Issue, wherein "Books Closing Date" shall mean the date prescribed under the Listing Requirements of Bursa Malaysia Securities Berhad being the close of business on which shareholders must be registered in Sime Darby's Register of Members and/or Record of Depositors in order to participate in any dividends, rights, allotments or other forms of distributions **AND FURTHER THAT** the Directors of Sime Darby be and are hereby authorised and empowered to take all steps and do all acts, deeds and things and execute, sign and deliver on behalf of Sime Darby all necessary documents to give full effect to and for the purpose of completing or implementing the Proposed Bonus Issue including the power to deal with any and all fractions of a share that may arise upon the Proposed Bonus Issue in the best interests of Sime Darby with full power to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by the High Court of Malaya or by any other relevant authority;

(III) immediately upon the allotment of ordinary shares pursuant to the Proposed Bonus Issue and subject to the confirmation of the High Court of Malaya, to effect a capital reduction pursuant to and in accordance with Section 64 of the Companies Act, 1965 by the reduction of the entire issued and paid-up share capital of Sime Darby by the cancellation of all the ordinary shares of RM0.50 each in Sime Darby existing immediately after the Proposed Bonus Issue ("**Proposed Capital Reduction**") **AND THAT** the credit arising from the Proposed Capital Reduction shall be applied in distributing all the RCPS A received or receivable from Synergy Drive or such other consideration as may be derived from RCPS A (including Synergy Drive shares where such shareholder so elects) pursuant to the terms of the Sale of Business Agreement, to all shareholders of Sime Darby whose names appear in the Register of Members and/or Record of Depositors in proportion to their shareholdings in Sime Darby as at "Books Closing Date" to be determined by the Directors of Sime Darby in accordance with the Listing Requirements of Bursa Malaysia Securities Berhad **AND THAT** the date for distribution shall be fixed by the Directors of Sime Darby ("**Proposed Capital Repayment**") and the Directors of Sime Darby be empowered to deal with any and all fractions of RCPS A or other consideration distributable to shareholders as they deem fit in the best interests of Sime Darby **AND FURTHER THAT** the Directors of Sime Darby be and are hereby authorised and empowered to take all such steps and do all acts, deeds and things and execute all necessary documents to give full effect to the Proposed Capital Reduction and Proposed Capital Repayment, with full power to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by any relevant authorities and/or the High Court of Malaya in connection with the Proposed Capital Repayment and the Directors of Sime Darby shall be at liberty to take all steps to delist Sime Darby from the Official List of Bursa Malaysia Securities Berhad upon completion of the Proposed Capital Repayment; and

(IV) immediately upon the Proposed Capital Reduction taking effect, to issue two (2) new ordinary shares of RM0.50 each or such other number of new ordinary shares of RM0.50 each in Sime Darby to Synergy Drive at par value in order for Synergy Drive to maintain not less than ninety percentum (90%) shareholding interest in Sime Darby immediately after the completion of the Proposed Capital Reduction ("**Proposed Share Issue**") **AND THAT** the Directors of Sime Darby be and are hereby empowered and authorised to do all acts, deeds and things and to execute, sign and deliver on behalf of Sime Darby, all such documents as they may deem necessary, expedient and/or appropriate to implement, give full effect to and complete the Proposed Share Issue, with full powers to assent to any conditions, modifications, variations and/or amendments as the Directors of Sime Darby may deem fit or necessary and/or as may be imposed by any relevant authorities in connection with the Proposed Share Issue."

BY ORDER OF THE BOARD

Yeoh Poh Yew, Nancy
Group Secretary

Kuala Lumpur
23 July 2007

Note:

A member of the Company entitled to attend and vote at this meeting is also entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company. A Form of Proxy is enclosed herewith and should be completed and deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not less than 48 hours before the time fixed for the meeting or any adjournment thereof.

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Sime Darby Berhad

(Company No.: 41759-M)
(Incorporated in Malaysia under the Companies Act, 1965)

FORM OF PROXY

I/We ....
(FULL NAME IN BLOCK LETTERS)

of...

....Telephone no. ....

being a member/members of Sime Darby Berhad hereby appoint* the Chairman of the Meeting,

or ....** and/or ....

as my/our proxy/proxies to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at Ballroom 3, First Floor, Sime Darby Convention Centre, No. 1A, Jalan Bukit Kiara 1, 60000 Kuala Lumpur, Malaysia on Friday, 17 August 2007 at 3.30 p.m. or at any adjournment thereof.

	For	Against
Ordinary Resolution : Proposed Disposal		
Special Resolution : Proposed Capital Repayment and Proposed Share Issue		

The proportion of my/our holding to be represented by my/our proxies are as follows:

	Number of shares
First proxy	
Second proxy	
Total	

Date : .... 2007 Signature ....

* If you do not wish to appoint the Chairman of the Meeting as your proxy/one of your proxies, please strike out the words "the Chairman of the Meeting" and insert the name(s) of the proxy/proxies you wish to appoint in the blank space provided.

** Please delete as applicable.

Notes:

1. *This proxy form, duly signed, must be deposited at the office of the Share Registrar of the Company, Epsilon Registration Services Sdn Bhd at 312, 3rd Floor, Block C Kelana Square, 17 Jalan SS7/26, 47301 Petaling Jaya, Selangor Darul Ehsan, Malaysia not less than 48 hours before the time fixed for the Extraordinary General Meeting or any adjournment thereof.*
2. *A corporation must complete this Form of Proxy under its common seal or under the hand of a duly authorised officer or attorney. A proxy need not be a member of the Company. Where a member appoints more than one (1) proxy, the appointment shall be invalid unless he specifies the proportion of his shareholdings to be represented by each proxy. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.*
3. *The signature of any joint holder is sufficient.*
4. *Unless voting instructions are indicated in the spaces provided above, the proxy may vote as he thinks fit.*

END

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AFFIX
STAMP

THE SHARE REGISTRAR
Epsilon Registration Services Sdn Bhd
312, 3rd Floor, Block C Kelana Square
17 Jalan SS7/26
47301 Petaling Jaya
Selangor Darul Ehsan
Malaysia

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END